12

Follow-Up Materials

06013023

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arcelor

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FILE NO. 82- 34727 FISCAL YEAR 12-31-05

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AR/S
12-31-05

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed the Company's 2005 annual report.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

File No. 82-34727

AR/S
12-31-05

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arcelor
Arcelor Annual Report 2005
arcelor
19, avenue de la Liberté
L-2930 Luxembourg
R.C. Luxembourg B 82.454
www.arcelor.com
arcelor
Steel solutions for a better world

Content



[illegible] campaign.

[illegible] the merger.

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[illegible]

[illegible] world.

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How steel is made?
0.3 stage process
SMELTING PROCESS
ELECTRIC PROCESS

Profile

Since it was formed in 2002, Arcelor has strengthened its positions in the production and supply of high-value-added steels and innovative "steel solutions" that meet the new requirements of steel users. This has enabled Arcelor to become a leading steel supplier to the automotive, construction, general industry, household appliances and packaging sectors.

Arcelor has 96,000 employees in more than 60 countries. In 2005, it generated revenues of €32.6bn, and produced 46.7 million tonnes of crude steel.

Four years after its creation, Arcelor has convincingly demonstrated its resilience to the steel industry cycle and has beaten its targets. Arcelor's business and financial model is designed to maximise cash generation over the cycle and to ensure sustained profitability by focusing on building positions in high-margin products.

Arcelor has a solid industrial development programme and manages its business portfolio in a very pro-active manner, emphasising value over volumes. Arcelor has bolstered its positions in flat carbon steels and automotive steels in particular. It has successfully captured new sources of growth in North and South America and China. The Group has a unique position in worldwide steel distribution. It also generates strong and stable earnings from its long carbon steels business. In Latin America, Arcelor Brasil was formed by combining the Group's businesses in Brazil and Argentina. It has total production capacity of 11 million tonnes across 25 sites, and has ambitious expansion plans.

The acquisition of Canadian steelmaker Dofasco supports Arcelor's global leadership strategy. Integrating Dofasco within Arcelor's international production network will lead to substantial value creation opportunities. The Dofasco acquisition gives Arcelor a major position in the world's largest automotive market.

Arcelor's international development is driven by a strategy with a balance between moving into high-growth emerging markets and supporting multinational clients in their global expansion, particularly in the automotive industry.

Message from the Chairman of the Board of Directors

Dear Shareholders,

Arcelor is proud of the outstanding results achieved in 2005. These showed a sharp improvement over the already excellent results reported in 2004 despite less favourable business conditions at the end of the year.

A feature of 2005, indeed, was the fall in apparent steel consumption in our main markets due to a combination of massive inventory rundowns, steadily falling spot prices over the year and a significant rise in the price of raw materials.

During the course of 2005, global steel output rose by 6%. Apparent consumption of finished steel products grew in roughly the same proportions and now exceeds 1 billion tonnes. However, this growth was very unevenly spread across the major regions. Outside China, apparent consumption fell by 1%, mainly due to heavy inventory rundowns in the European Union (EU 25) and North America. China, on the other hand, recorded a rise of 23%.

Despite these conditions, Arcelor's revenues rose by 8.1% to 32.6 billion euros, while EBIDTA amounted to €5.6bn, versus €4.5bn in 2004. Net profit amounted to €3.8bn, compared with €2.3bn in 2004, while strong cash generation enabled Arcelor to reduce net debt by €1.3bn.

Return on capital employed reached 26.5% in 2005. Arcelor's policy of favouring margins over volumes and concentrating on high value added products, adopted at the Group's inception, is proving both sound and highly profitable for our shareholders.

These outstanding results are clear evidence that the Arcelor model works and that its strategy is the right one.

Since its formation in 2002, after a resoundingly successful initial phase of integration and consolidation, in 2004 Arcelor embarked on a phase of transformation and growth with equal success.



After taking control of CST, a major Brazilian producer of flat carbon steel, in 2005, Arcelor combined its South American assets within a new company, Arcelor Brasil. Also, Arcelor took control of Acesita, Latin America's only producer of stainless steel, thus becoming the leading steelmaker on this fast-growing continent. This efficient production setup is currently being strengthened notably with the construction of a third blast furnace and a new continuous pouring line at CST. Arcelor Brasil naturally respects the social and environmental standards that have made our model so strong, while ensuring that our South American operations are highly profitable.

In Poland, Arcelor strengthened its presence with the acquisition of Huta Warszawa and has embarked on a major investment in long products.

Meanwhile, Arcelor successfully completed its takeover of the Canadian steelmaker Dofasco, a move fully in line with the Group's industrial and strategic thinking. This investment has strengthened Arcelor's hand in high value added products and given it an enviable position in the North American automotive industry market.

To continue serving the Chinese market, Arcelor is in the process of acquiring a 38.41% stake in Laiwu Steel Corporation, one of the top ten producers in this fast-growing national market. The provincial government of Shandong recently approved this purchase, and the central government in Beijing is expected to endorse it shortly.

Growth is one of the ways in which we are pursuing our goal of maximizing returns for Arcelor's shareholders. And our 2005 results further demonstrated our capacity to create value, which has increased steadily since the birth of Arcelor. This was reflected by the re-rating of Arcelor's shares, with Arcelor's share price rising by more than 31%

between January and December 2005. Also, we have introduced a more dynamic dividend policy. The Board of Directors will be proposing to the Annual General Meeting a gross dividend of €1.20 per share, compared with €0.65 for 2004.

Moreover, the Board has declared its support for a proactive dividend policy in the shape of a normalized payout rate of 30% over the business cycle, and has pledged to return excess cash to shareholders.

Arcelor can face the future with confidence. After an outstanding year in 2005, we expect 2006 to be another very good year for the steel market and for our Group. Arcelor will be stepping up the pace of transformation in regions where growth potential is high. With its larger scale, and while continuing to push down costs, Arcelor expects to go on improving its performance and guaranteeing long-term returns for its shareholders. The reorganised Group Management Board, with just four members, will facilitate this drive to boost performance.

Arcelor will be pursuing – and accelerating – the pace of development on a sound and enduring basis. In so doing, it will remain faithful to the philosophy that has guided it since its origins, namely respect for tough standards in terms of health and safety and sustainable development.

The Group has also maintained its forward momentum in the social and ethical spheres. Arcelor was the first steel company to sign a global agreement on corporate social responsibility. This agreement powerfully affirms Arcelor's commitment to applying the same demanding social and environmental standards throughout the Group. Arcelor has also instituted a Code of Ethics through which it will ensure compliance, wherever it operates around the world, with the same elementary rules of probity that everyone is entitled to expect from a responsible corporation.

Further, Arcelor is compliant with the strictest standards of corporate governance. From its earliest days, Arcelor has been especially concerned with the scrupulous application of the rules of corporate governance regarding transparency, quality of disclosure, and the balance of powers. The functions of Chairman of the Board of Directors and Chief Executive Officer are thus clearly separated. No member of the Group Management Board is a member of the Board of Directors. The majority of Directors are independent, as defined by clear and transparent criteria. Two Board committees (the Audit Committee and the Appointments and Remuneration Committee), backed by strict internal control procedures, have been put in place, and high quality financial communications with investors and shareholders are the norm at Arcelor.

These efforts have been highly successful. Arcelor is the only steelmaker to have been made a member of the "Global 100 Most Sustainable Corporations in the World", distinguishing the 100 corporations most deeply committed to sustainable development on a global scale.

In the light of all these factors, the Board of Directors has approved the strategic plan for 2006-2008, which involves pursuit of the Group's policy of growth and shareholder returns.

The Board of Directors considers that continuing to implement Arcelor's existing strategy is the best guarantee of value creation for its shareholders.

To conclude, I would like to thank the men and women who work for the Group. Their skills, dynamism and devotion have enabled us to achieve these remarkable results in 2005, and with them we will build Arcelor's future.

Joseph Kinsch
Chairman of the Board of Directors

Interview with the CEO

How did Arcelor perform in 2005?

Events in 2005 confirmed the success of the Arcelor model. Looking back over the last four years since the formation of the Group, we have every reason to be proud of ourselves. The synergies derived from the merger have exceeded our expectations; our 2005 earnings were excellent; and, regarding safety, we have divided our accident rate by four since 2002.

In addition, the Group upheld its commitments in the environmental and social fields in 2005, introducing a Code of Ethics, initiating and organising the Ultra Low CO_2 Steelmaking (ULCOS) project, signing a social responsibility agreement, and entering the DJSI, the global benchmark index for socially responsible investment.

Today, Arcelor is a European and Latin American steelmaker, striving to balance the demands of our shareholders and of all our stakeholders as we pursue our growth.

What are the key ingredients of this success?

In the first place, this success is rooted in the commitment of the Group's 97,000 employees who make a daily contribution to the fulfilment of Arcelor's ambitious goals. Also, the Group is investing actively in research and development and in keeping its industrial facilities on the technological cutting edge. With its unrivalled distribution network, Arcelor is a local supplier the world over, maintaining close links with its customers and forging long-term partnerships with them. In addition, Arcelor has always strived to preserve good working conditions and protect the environment.

Therefore, I would say that the key ingredients of Arcelor's success in 2005 are: an excellent financial performance, innovation, respect, and the quality of the relationships we have sustained with all of our stakeholders over the long term. I would even say these are part of the Group's personality.

These ingredients have made Arcelor the undisputed global benchmark for innovative, environmentally-friendly steel solutions.

How was the Group's growth strategy implemented in 2005?

After the initial integration phase, which was an acknowledged success, we are pushing forward with our drive to become a truly global steelmaker; in so doing, we are aiming to create even greater value for our shareholders and all our stakeholders.

This is the strategy we are implementing. In 2005, we combined our Brazilian long and flat carbon steel assets to form Arcelor Brasil, quoted on the São Paulo Stock Exchange since December. Arcelor can already claim to have added a further €3.4bn in value in Latin America and is currently pursuing promising growth projects there. Also last year we entered the Czech Republic, and strengthened our operations in Poland and Russia. In February 2006, Arcelor Brasil took stakes in several companies in Costa Rica.

Dofasco joined Arcelor in early 2006. This acquisition in Canada is a crucial part of our current expansion drive. Dofasco is a major company with an illustrious past, just like Arcelor. I am glad that our two companies, with so many shared values, have decided to pool their outstanding,



"2006-2008: maximizing value creation for the Group's shareholders and generating increasing cash flow"

complementary strengths. The Group thus has an excellent platform from which to develop its expansion in the North American automotive industry.

We are continuing to grow actively in 2006, with three key goals:
- keeping our European production facilities in the vanguard of competitiveness;
- strengthening our world leadership in the automotive sector outside Europe;
- accompanying growth in emerging countries' steel consumption and securing access to competitive sources of intermediate products.

A new organization has been put in place to achieve these ambitious objectives. Can you tell us more about this?
We have recently reorganised the Group Management Board, to drive forward Arcelor's growth strategy. Having successfully integrated and transformed Arcelor, we can now move to a streamlined management structure. With four members instead of eight, it is even more flexible and collegiate than before, allowing us to adapt more easily and quickly to the increasingly global nature of our businesses.

We have also decided to organize the company into Business Units based on both our business activities and our broad geographical markets.

We will maintain the fundamental drivers of Arcelor's success over the last four years, with a perpetual emphasis on value creation, innovation, health and safety, close relationships with our customers, premium service, respect for different cultures and strong corporate governance.

How do you see Arcelor's performance in the medium term?
Arcelor has built a business model that aims to maximize cash flow over the cycle and to guarantee sustainable profitability by focusing on high-margin products.

We are currently embarking on our strategic plan for 2006-2008, with the following key objectives: normalized EBITDA of €7bn; maintaining free cash flow of €4.4bn per year; and value-accretive acquisitions that guarantee a return on capital employed (ROCE) in excess of 15%.

Our 2005 results testify to Arcelor's success over the years, and they have boosted our capacity to keep moving forwards. We owe this success to all of our employees and partners. I want to express my gratitude, and that of the Group Management Board, to each of the Group's employees for their contribution to these excellent results.

Guy Dollé
Chief Executive Officer

Governing bodies

Arcelor ensures good corporate governance by rigorously applying rules concerning transparency, quality of reporting and the balance of powers.

The functions of Chairman of the Board of Directors and Chief Executive Officer are clearly separated. Directors are classified according to independence criteria, and no member of executive management is a member of the Board of Directors. Two Board-level committees (the Audit Committee and the Appointments and Remuneration Committee) have been set up, alongside internal control procedures, to promote, support and monitor professionalism and transparency.

Board of Directors

The Board of Directors is made up of 18 Non-Executive Directors appointed by the General Meeting of Shareholders. The Board is international in nature, with six different nationalities represented.

A Board self-assessment procedure was launched in 2005. This self-assessment concerns the organization of Board meetings and follow-up activities, the composition of the Board, its missions and operating procedures, the remuneration of its members, and the operating procedures of its committees.

Members of the Board of Directors

- **Joseph Kinsch**
  Chairman of the Board of Directors
- **José Ramón Álvarez Rendueles**
  Vice-Chairman of the Board of Directors
- **John Castegnaro**
  Director
- **Jean-Yves Durance**
  Director
- **Noël Forgeard**
  Director
- **Jean-Pierre Hansen**
  Director
- **Ulrich Hartmann**
  Director
- **Corporación JMAC BV** represented by **Ramón Hermosilla Martín**
  Director
- **Hedwig De Koker**
  Director
- **Manuel Fernández López**
  Director
- **H.R.H. Prince Guillaume of Luxembourg**
  Director
- **Michel Marti**
  Director
- **Daniel Melin**
  Director
- **Edmond Pachura**
  Director
- **Francisco Javier de la Riva Garriga**
  Director
- **Georges Schmit**
  Director
- **Sergio Silva de Freitas**
  Director
- **Fernand Wagner**
  Director

Secretariat of the Board of Directors

- **Paul Junck**
  General Secretary

A section of the Arcelor website (www.arcelor.com) is dedicated to corporate governance and contains all available corporate governance information.

Audit Committee

The mission of the Audit Committee is to assist the Board of Directors in its role as controller of the company and the Group. Its members are:

- José Ramón Álvarez Rendueles, Chairman
- Hedwig De Koker
- Jean-Yves Durance
- Georges Schmit

Appointments and Remuneration Committee

The principal mission of the Appointments and Remuneration Committee is to submit proposals to the Board of Directors on the remuneration of Management Board members, and on the appointment of new Directors and Management Board members. Its members are:

- Joseph Kinsch, Chairman
- José Ramón Álvarez Rendueles
- Jean-Pierre Hansen
- Edmond Pachura

Management Board

The members of Arcelor's Management Board are appointed by Arcelor's Board of Directors. The Management Board structure was altered on 1 January 2006 in order to streamline decision-making and enhance collegial responsibility.

Guy Dollé
President of the Group Management Board
CEO

Michel Wurth
Vice-President of the Group Management Board,
Deputy CEO

Roland Junck
Senior Executive
Vice-President

Gonzalo Urquijo
Senior Executive Vice-President
CFO



Management Board at 1 January 2006

Global presence through strategic investments


Technology transfer
Shipments
Shipments
Technology transfer
Shipments

NORTH AMERICA

With the acquisition of major Canadian steel producer Dofasco, Arcelor has an excellent position in the American market. North America is the world's largest automotive market, and is now a prime growth area for Arcelor. Arcelor already worked with Dofasco as part of the DoSol galvanized steel joint venture in the USA, and the acquisition creates large potential synergies. Dofasco will be able to source slab steel from Arcelor Brasil at very competitive prices, and it will be able to exchange technologies with Arcelor's other units in both Europe and Brazil.

SOUTH AMERICA

Arcelor Brasil is Latin America's largest steel company. Its flat carbon steel business is one of the world's most competitive, and it is the world's largest exporter of slab steel, serving markets in the USA, Europe and China. It is also moving into finished products, particularly galvanized steels for the automotive industry. Investment currently being carried out will increase capacity by 50%, allowing it to meet growth in demand. In long carbon steels, Arcelor Brasil has entered Argentina by acquiring a majority stake in Acindar. It is also strengthening its positions by buying majority stakes in several Costa Rican companies, in order to cover the Central American market.

EUROPE

In Europe, Arcelor has a solid industrial base from which it supplies steel users with high-quality products. In 2005, the Group increased its production capacity in galvanized steel for the automotive sector. With the acquisition of Huta Warszawa in Poland, Arcelor has gained a strong position in long carbon steels for the Eastern European construction market. At Carinox in Belgium, the Group is developing a very high-performance flat stainless steel production unit. Arcelor is also building its positions in Eastern Europe by opening new service centres.


Shipments

PARTNERSHIPS AND GROWTH PROJECTS

China: BNA – galvanizing lines developed in partnership with China's Bao Steel and Japan's Nippon Steel Corp.
Russia: Severgal – galvanizing line developed in partnership with Russian steelmaker Severstal
Turkey: Borcelik – supplier of galvanized steels

Highlights

14 February 2005

48 companies and organisations, co-ordinated by Arcelor, combined their research efforts as part of a European Commission programme to reduce CO_2 emissions in the steel industry.

The ULCOS (Ultra Low CO_2 Steelmaking) project is intended to find innovative, breakthrough solutions to achieve a further decrease in the steel industry's CO_2 emissions.

The stated aim is to reduce emissions by around 30-70% compared with those of a modern blast furnace. Within five years, the project is to deliver a concept process route, based on iron ore, with a verification of its feasibility in terms of technology, economic projections and social acceptability.

This ambitious programme follows other efforts by the steel industry to cut its energy consumption. Specific energy consumption has fallen by 60% in the last 40 years, and the industry's total CO_2 emissions are down 50% over the same period.

21 February 2005

The new Medium Section Mill at Belval (Luxembourg) came into service.

Construction of this new mill started in 2003. The mill is capable of producing the full range of sections in various types of steel to a high level of cost-efficiency.

The new facility should enhance the competitiveness of Arcelor's Long Carbon Steels, enabling it to bolster its position in the hotly contested medium sections market.

17 March 2005

CST's blast furnace 1 in Brazil became the first to produce more than 70 million tonnes of cast iron in a single production period.

This blast furnace came into service in November 1983. It has provided a very high level of operational stability and performance in terms of raw material usage, control and maintenance.

CST's blast furnace 1 holds the world record for total production and uninterrupted operation.

Late March 2005

Baosteel-NSC/Arcelor Automotive Steel Sheet Co. Ltd (BNA) brought its first galvanizing line into service in Shanghai, China.

A second line followed in June, giving combined annual galvanized steel production capacity of 800,000 tonnes. BNA was set up in July 2004 by Baosteel, China's leading steel producer, alongside Nippon Steel Corporation and Arcelor.

As well as the two galvanizing lines, the facility also has cold-rolling installations.

It has the capacity to produce 1.7 million tonnes of flat carbon steel per year, and represents an investment of around $800m. BNA's steel is mainly used for automotive applications.

1 April 2005

Arcelor CEO Guy Dollé inaugurated the extension of Belgo Mineira's long products facility in Piracicaba, Brazil.

The $100m investment has doubled the site's production capacity from 500,000 to 1.1 million tonnes.

Late April 2005

The active adjustment of the Long Carbon Steels sector's business portfolio continued with an agreement to sell three plants producing concrete reinforcing bar and mesh (Corrugados Azpeitia, Corrugados Getafe and Corrugados Lasao) to Spanish company Alfonso Gallardo.

These three units had combined shipments of 1.7 million tonnes in 2004. The disposal became effective on 22 July 2005.

29 April 2005

Arcelor's AGM approved the 2004 financial statements and agreed a gross dividend of €0.65 per share to be paid on 2 May 2005.

30 April 2005

In accordance with the strategy defined by the Apollo plan, the main blast furnace at the Liège site in Belgium was decommissioned.

This furnace represents production capacity of 1.7 million tonnes of crude steel equivalent per year.

May 2005

Arcelor Projects, an operational unit of the A3S business sector, completed the acquisition of Dutch company De Boer, which specializes in the production of large foundation pipes. Arcelor Projects is also building a new plant in the USA to produce a range of similar products. These foundation pipes are used in conjunction with sheet piles for applications including harbour construction and waterfront structures, flood defence and piers.

The foundation pipes investments round out Arcelor Projects' range of foundation products, enabling it to offer its customers complete solutions, particularly for large projects.

13 June 2005

Arcelor subsidiary Mathey SRO commissioned a stainless steel tubes plant in Northern Prague, Czech Republic.
€15m has been invested in this plant, which will eventually employ 100 staff. This investment plays an integral part in fulfilling Arcelor's strategic aim to support customers in their international expansion and to develop new markets in Eastern Europe.

Mathey is a specialist stainless steel exhaust tubemaker.

29 June 2005

Arcelor inaugurated the second phase of Stal Serwis Polska's facility in Bytom, Poland.

The three new pressing lines and the new slitting machine will allow current production levels to be doubled, with over 200,000 tonnes of steel processed per year.

The increase in Bytom's capacity illustrates Arcelor's strategy of strengthening its presence in Eastern Europe by selling high-value-added products and services.

One of Arcelor Stal Serwis Polska's aims is to increase production of custom parts for household appliance, general industrial and automotive applications.

1 July 2005

Arcelor and Severstal Metiz signed an agreement allowing Arcelor to acquire 50% of Severstal Metiz's steelcord* production business as part of a joint venture between the two companies. The new company, named TrefilArbed Russia, has two production units in Russia.

This deal strengthens Arcelor's position as the world's second-largest producer of steelcord.

TrefilArbed has steelcord activities in South Korea and China in partnership with Korean company Kiswire, as well as in the USA, Luxembourg, Austria and Hungary.

This new presence in Russia will enable TrefilArbed to meet growing demand in the Russian market.

** Steelcord consists of thin steel wire woven into cables and coated with brass. It is used to reinforce radial tyres.*

31 août 2005

In Poland, Arcelor acquired Warsaw-based steel producer Huta Warszawa from the Lucchini group.

Huta Warszawa has an electric steelworks with annual production capacity of 600,000 tonnes, along with rolling mills that turn out 300,000 tonnes of long special steel and alloy products per year. Arcelor will strengthen Huta Warszawa's existing production facilities to meet heavy demand from the Polish construction industry.

14 September 2005

Arcelor signed a Worldwide Agreement on Principles of Corporate Social Responsibility with the International Metalworkers' Federation (IMF) and the European Metalworkers' Federation (EMF). Arcelor is the world's first steel company to sign such an agreement.

It defines fundamental employee rights, such as freedom of choice of employer, non-discrimination, banning of child labour, freedom of association and the right to collective bargaining.

It also deals with labour-related matters such as health and safety, the environment, dialogue between management and labour, communication and the forward-looking management of industrial and economic change.

A joint committee will monitor the introduction and application of the agreement.

20 September 2005

Arcelor was selected to join the Dow Jones Sustainability Index (DJSI) World index.

This is one of the world's leading socially responsible investment indexes.

Arcelor's inclusion is recognition of its industry-leading environmental performance, along with its employee relations and financial performance, which are above-average for the steel industry.

Alongside Dofasco and Posco, Arcelor is one of three steel companies included in the index, which features the world's top 250 companies in terms of sustainable development.

Arcelor's inclusion in the DJSI means that it is now included in all the leading sustainable development indexes and registers, i.e. the FTSE4 Good Index Europe index, the Global 100 Most Sustainable Corporations in the World, Ethibel's Investment Register and Vigeo's Advanced Sustainable Performance Index.

28 September 2005

Production started at the new steelworks at the Ugine & Alz Carinox site in Charleroi, Belgium.

The new Carinox plant represents an investment of €241m, and has the capacity to produce 1 million tonnes of stainless steel per year. It will replace two smaller, non-integrated steelworks.

14 October 2005

A new galvanizing line came into service at the Mardyck plant in France.

The new facility is capable of processing 400,000 tonnes of steel per year, and replaces the former electro-galvanizing line.

This major investment increases the Mardyck plant's galvanizing capacity to 880,000 tonnes per year.

It enhances Arcelor's global galvanizing operations, which include facilities in Europe, North America, Brazil, Turkey, China and soon Russia, and will help the Group to meet constantly growing demand from carmakers.

16 December 2005

The Severgal galvanizing line began production at the Severstal site in Cherepovets, Northeast Moscow, Russia.

This new line has annual capacity of 400,000 tonnes, and produces hot-dip galvanized steels, mainly for the Russian automotive industry.

Severgal is a Russian company that is 25%-owned by Arcelor and 75% owned by Severstal, one of Russia's leading steel producers.

22 December 2005

Arcelor Brasil signed an agreement to acquire a 50% stake in two Costa Rican companies (Laminadora Costarricense SA and Trefileria Colima) from Grupo Pujol Martí.

Laminadora Costarricense SA produces merchant bar and concrete reinforcing bar and has annual production capacity of 400,000 tonnes.
Trefileria Colima produces wire products, and has capacity of 60,000 tonnes per year.

This represents Arcelor's first investment in Costa Rica, and gives it a strategic position in the Central American long carbon steel market.

23 December 2005

Arcelor Brasil's shares traded for the first time on the São Paulo stock exchange (otherwise known as Bolsa de Valores de São Paulo or Bovespa).

Arcelor Brasil was created by pooling Arcelor's Brazilian flat and long carbon steel activities (CST, Vega do Sul and Belgo) into a company majority-owned by Arcelor.

Arcelor Brasil employs 14,500 staff and has total steel production capacity of 11 million tonnes across 25 sites in Brazil and Argentina. It had a market capitalisation of around 23 billion Brazilian reais (€8.8bn) at end-January 2005 and is Latin America's largest steel company.

24 January 2006

Dofasco and Arcelor announced an agreement under which Arcelor would acquire all of Dofasco's ordinary shares in issue through an all-cash offer worth around 5.6 billion Canadian dollars (€3.95bn) in total or CAD71 per ordinary share.

Dofasco's board voted unanimously to recommend Arcelor's offer to Dofasco's shareholders.

By the time the offer period ended on 7 March 2006, 98.5% of Dofasco's ordinary shares in issue had been tendered.

Dofasco was founded in 1912 and is a major North American steel producer. Its products include hot-rolled, cold-rolled, galvanized and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and laminate.

Its main customers are in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

Dofasco operates in Canada, the USA and Mexico. It also owns 98.7% of Québec Cartier Mining (QCM).

QCM owns and operates the Mont-Wright open-pit mine and a pellet plant at Port-Cartier in Canada.

31 January 2006

For the second year in a row, Arcelor was included in the Global100 list of the world's 100 most sustainable corporations (www.global100.org).

This list was launched for the first time during the World Economic Forum in Davos on 28 January 2005.

Arcelor is the only steelmaker in the Global100.

2005 Key Figures

Revenues by sector
(in million euros)


Flat Carbon Steel 18,060
Long Carbon Steel 6,618
Stainless & Alloys 4,028
Arcelor Steel Solutions and Services 8,656
Other activities 1,961
Intra-group -6,712

Revenues
(in million euros)


+ 8.1%
2005 32,611
2004 30,176

Revenues
by geographic zone


European Union 71.2%
North America 9.1%
South America 10.8%
Rest of the World 8.9%

EBITDA by sector
(in million euros)


Flat Carbon Steel 3,634
Long Carbon Steel 1,371
Stainless & Alloys 173
Arcelor Steel Solutions and Services 328
Other activities 132
Intra-group 3

EBITDA
(in million euros)


+26.5%
2005 5,641
2004 4,461

EBIT by sector
(in million euros)


Flat Carbon Steel 2,773
Long Carbon Steel 1,111
Stainless & Alloys 93
Arcelor Steel Solutions and Services 254
Other activities 142
Intra-group 3

EBIT
(in million euros)


+32%
2005 4,376
2004 3,314

Net profit
(in million euros)



2005 3,846
2004 2,290

Earnings per share
(in euros)



2005 6.26
2004 4.21

Net debt
(in million euros)



2005 1,257
2004 2,642

Net debt / Shareholder's equity



2005 0.07
2004 0.22

Employees by sector
at 31 December 2005



Flat Carbon Steel 45,883
Long Carbon Steel 20,313
Stainless & Alloys 13,679
Arcelor Steel Solutions and Services 11,055
Other activities 5,326

Employees by geographic zone
at 31 December 2005



Europe 78%
South America 21%
North America 1%

Market information and financial reporting policy

Ownership structure

At 31 December 2005, the subscribed share capital of Arcelor totaled €3,198,871,635, made up of 639,774,327 fully paid-up shares, without designation of par value.

Changes in ownership structure

	Position at 31/12/2003			Position at 31/12/2004			Position at 31/12/2005		
Ownership structure	Number of securities	% of capital	% of voting rights	Number of securities	% of capital	% of voting rights	Number of securities	% of capital	% of voting rights
Free float	378,312,084	70.97%	79.08%	521,341,205	81.49%	85.05%	539,933,861	84.39%	87.09%
Treasury stock*	54,644,789	10.25%	0.00%	26,802,407	4.19%	0.00%	19,771,296	3.09%	0.00%
Luxembourg State	31,632,606	5.93%	6.61%	35,967,997	5.62%	5.87%	35,967,997	5.62%	5.80%
J.M.A.C. B.V. (Aristrain)	22,076,936	4.14%	4.61%	22,730,890	3.55%	3.71%	22,730,890	3.55%	3.67%
Wallonia region	20,064,044	3.76%	4.19%	20,541,973	3.21%	3.35%	15,351,973	2.40%	2.48%
Flanders region	12,716,419	2.39%	2.66%	0	0.00%	0.00%	0	0.00%	0.00%
Employees	13,593,918	2.55%	2.84%	12,389,855	1.94%	2.02%	6,018,310	0.94%	0.97%
Total	533,040,796	100%	100%	639,774,327	100%	100%	639,774,327	100%	100%

* *Luxembourg commercial company law states that only shares owned by the company itself and by direct subsidiaries should be taken into account in calculating compliance with the 10% limit on ownership of the company's own capital. Own shares held by indirect subsidiaries are not taken into account in this calculation. Voting rights on shares held as treasury stock are suspended.*

The fall in employee share ownership in 2005 was due to the expiry of the FCP Synergie 2000 share ownership plan on 20 December 2005.

To the company's knowledge, no shareholder other than the Luxembourg State owns more than 5% of Arcelor's capital or voting rights.

Stockmarket information

Listing

Arcelor shares are listed on the Luxembourg Stock Exchange, the Premier Marché of Euronext Brussels, the Premier Marché of Euronext Paris and the Madrid, Barcelona, Bilbao and Valencia stock exchanges. A rule-144A ADR (American Depositary Receipt) programme is operational in the USA, with Bank of New York as custodian bank.

Share price performance

Arcelor shares were first listed on 18 February 2002. The share price performance on Euronext Paris in the last 18 months has been as follows:

	Average closing price	Highest closing price	Lowest closing price	Average daily trading volume (shares)	Average daily trading volume (thousands of euros)
September 2004	14.58	14.88	14.21	3,550,976	51,801
October 2004	15.13	15.91	14.45	5,167,441	77,888
November 2004	15.83	16.96	14.81	4,091,687	65,338
December 2004	16.72	17.16	16.05	3,052,949	50,813
January 2005	16.71	17.22	16.14	3,592,992	60,002
February 2005	18.18	19.06	17.22	4,426,802	80,589
March 2005	18.37	19.41	17.48	3,979,922	73,104
April 2005	16.71	17.66	15.43	5,491,709	91,769
May 2005	15.74	16.19	15.12	3,873,196	60,976
June 2005	16.18	16.87	15.68	4,186,340	67,718
July 2005	16.90	18	15.96	5,192,687	87,749
August 2005	18.06	18.63	17.47	3,468,534	62,625
September 2005	18.54	19.46	17.79	4,018,695	74,512
October 2005	19.12	19.93	18.25	4,785,108	91,505
November 2005	20.25	20.64	19.76	4,085,483	82,742
December 2005	20.94	21.27	20.55	2,638,738	55,266
January 2006	22.61	29.75	20.86	8,289,584	187,431
February 2006	30.12	31.31	29.23	6,590,458	198,478

Annual share price information, 2002-2005:

	2002	2003	2004	2005
Highest price (€)	16.05	13.37	17.16	21.27
Lowest price (€)	8.12	7.61	12.60	15.12
Average during the period (€)	12.82	10.61	14.50	17.97
Period-end share price (€)	11.34	13.37	16.97	20.95
Period-end number of shares	532,366,409	533,040,796	639,774,327	639,774,327
Period-end market capitalisation (€m)	6,037	7,128	10,857	11,497
Average daily trading volume during the period (shares)	2,206.021	2,562.938	4,037.819	4,137.036
Earnings per share (€)	-0.25*	0.54	4.26	6.26

* *Proforma, unaudited*

Indexes

Arcelor is a constituent of the CAC 40, Euronext 100, FTSEurofirst 80, IBEX 35, LuxX and SBF 120 indexes. Arcelor is known for its commitment to sustainable development, and is a constituent of the Dow Jones Sustainability Index World, the FTSE4Good Index Europe, the Global 100 Most Sustainable Corporations in the World, the Ethibel Sustainability Index, the Ethibel Investment Register and Vigeo's Advanced Sustainable Performance Index.

Share price performance since 1 September 2004 (rebased)


225
200
175
150
125
100
75
Sept-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sept-05
Nov-05
Jan-06
Mar-06
Arcelor
MSCI Metals and Mining
CAC40
Eurostoxx 50

Arcelor's shares have appreciated sharply since 1 September 2004. They outperformed the CAC 40 index by 78%, the Eurostoxx 50 index by 76%, and the MSCI index by 44% between 1 September 2004 and 28 February 2006. Arcelor's shares rose significantly on 27 January 2006 following the announcement of a public tender offer for Arcelor's shares by Mittal Steel.

Other securities providing access to capital

OCEANE bonds

On June 27, 2002 Arcelor issued €749,999,981.50 of bonds paying a coupon of 3% and maturing in 2017, with the option of conversion and/or exchange into new and/or existing Arcelor shares (OCEANE 2017 bonds). The issue consisted of 38,961,038 bonds with par value of €19.25 each.

■ *OCEANE bond price information*

Average price per quarter	OCEANE 2017
June - August 2004	20.50
September - November 2004	21.25
December 2004 - February 2005	22.14
March - May 2005	21.84
June - August 2005	21.77
September - November 2005	22.90
December 2005 - February 2006	26.12

AESOPE 2006 employee share ownership plan

On 17 March 2006, the Board of Directors approved the AESOPE 2006 share ownership programme, which is open to employees in 12 countries.

Financial reporting policy

Arcelor intends to provide clear, regular, transparent and even-handed information to all individual and institutional shareholders.

To meet this objective and to adapt this information to the needs of all parties, Arcelor has developed an active and broad communications policy involving: meetings with institutional investors and financial analysts, conference calls, meetings with shareholders, the shareholder guide, the shareholder newsletter, visits to production sites and a website featuring management comments on quarterly and full-year results (www.arcelor.com).

In line with its desire to provide high-quality financial information, Arcelor is part of the NextPrime segment of Euronext. The NextPrime segment brings together all listed companies in traditional industries that choose to make a special effort in terms of financial reporting. This reflects the importance Arcelor places on financial transparency and its aim of attaining best-in-class international standards.

In 2005, Arcelor adopted wide-ranging measures to further improve the quality of its financial reporting. The aim is to meet the specific requirements of various categories of investors as fully as possible, and to meet the highest international standards.

On 20 June 2005, Arcelor won an award for the best 2004 annual report produced by a Luxembourg company listed on the Luxembourg stock exchange. This prize was awarded by the Association Luxembourgeoise des Gestionnaires de Portefeuilles et Analystes Financiers (ALGAFI), and recognizes the quality of Arcelor's financial and economic reporting in its annual report.

On 30 November 2005, Arcelor won three prizes in the IR Magazine Continental Europe Awards: best investor relations by a CEO, best investor relations by a department and the overall investor relations prize. These awards take place annually, and are based on a survey of more than 500 professional investors.

Institutional investors

As one of the world's leading listed companies, Arcelor constantly seeks to develop relationships with financial analysts and European and international investors. Conference calls are scheduled with analysts following releases of financial statements and can be listened to on the Group's website. Meetings with investors and site visits are organized throughout the year. In 2005, Arcelor management met with almost 850 institutional investors in Europe, North America and Asia.

Individual shareholders

The shareholders listed by name on the stock register, along with other shareholders on request, are sent a shareholder guide and a quarterly newsletter. This newsletter, with a print run of 5,000, provides detailed information on the Group's results and share price performance, along with news items about Arcelor's operations and special reports. During the year, shareholders are invited to meet the group's Management Board and Investor Relations Department. Nearly 4,000 shareholders took up this opportunity to discuss Arcelor's policy with management in 2005. Arcelor also organizes stands at financial shows. At the Actionnaria show in Paris on 18 and 19 November 2005, Arcelor representatives met over 400 visitors. At Bolsalia in Madrid (24 to 26 February 2005), over 600 people requested information about the group.

Financial reporting schedule

Shareholders' meeting:	28 April 2006
First quarter 2006 results*:	03 May 2006
First half 2006 results*:	27 July 2006
Third quarter 2006 results*:	26 October 2006

* *Results published before the market opens*

Person in charge of investor information:

Martine Hue, Senior Vice President,
Head of Investor Relations
Tel: +352 47 92 24 14
Fax: +352 47 92 24 49

Investor relations numbers:

International freephone number: +800 4792 4792
Spain: +34 902 152 153
France: +33 (0) 1 41 25 98 98
Internet: http://www.arcelor.com
Email: investor.relations@arcelor.com



Group presentation

Markets

Arcelor is highly attentive to customer requirements, developing products, solutions and services tailored to the needs of its various markets. This commercial approach is based on a policy of building long-term relationships with clients.

Automotive: a global market for high-value-added steels

The top raw material in the automotive industry

Steel is the most widely used material in the automotive industry. Its resilience, energy absorption, ductility and recyclability make it a prime choice given the current emphasis on costs, safety and environmental protection.

Steel accounts for around 40% of the total weight of a motor vehicle, including:
- flat cold-rolled steels with specific coatings or flat hot-rolled steels, which are used for the body in white of cars along with equipment such as seats, wheels and accessories,
- flat stainless steels for exhaust mufflers, fuel tanks and safety components, in which Arcelor is a world leader thanks to its innovative solutions in nickel-free and corrosion-resistant ferritic grades,
- long stainless steel products.

Arcelor's advantages

Arcelor is the world's leading supplier of steel to the automotive industry. It delivered 10 million tonnes of flat steels to the sector in 2005, equal to about 15% of global demand.

Arcelor is a leading supplier of cutting-edge products, selling high- and very-high-tensile steels and developing low-density enhanced face sheets and ultra-high-tensile face sheets. The Arcelor Body Concept (ABC) helps to provide carmakers with new steel-based solutions to their weight reduction and safety imperatives.

Steels of the future for the automotive industry

Arcelor has put innovation at the heart of its strategy for satisfying carmakers' needs and constraints. For instance, Arcelor is working on highly ductile, easily moulded and mechanically strong steels through its very-high-tensile (VHT) steel initiative to enhance the ductility and formability of steel products and solutions for the medium- to long-term future. The aim is to double ductility (VHT steels' resistance to breakage) and to increase resistance by 50%, while retaining similar moulding and usage properties for customers. High manganese-content steels have been produced by this programme.

A fast-expanding construction market

The world's number one client market for steel

The construction sector is the world's largest user of steel. In this market, Arcelor offers customers the advantages of its international reach. These include its large number of production and processing plants, a broad product range featuring specialties such as Aluzinc (thick-coat hot-dip galvanized steels), and extensive experience in high-value-added products (pre-painted sheet and high elasticity steels). In addition, it offers construction systems for the skin of buildings, such as facades, roofing, floors and structures.

A disparate market in search of integrated solutions

The construction market is highly fragmented, with local variation playing a key role. As a result, purchasing decisions can be heavily influenced by adapting solutions intelligently to each project. Since the construction market represents a priority avenue of development for Arcelor, the cross-discipline Building and Construction Support (BCS) unit was set up to meet the needs of this market as effectively as possible with a view to boosting performance. Arcelor strives to offer an extensive range of combined and optimized steel solutions in all local markets by fostering co-operation between the Group's research teams and operational units, as well as with independent architects, research entities and property developers.

The need for innovation and solutions that satisfy increasingly stringent environmental constraints is having a major impact on this market. R&D breakthroughs mean that steel can make a significant contribution to lowering the greenhouse gas emissions caused by heating and air conditioning systems in residential and commercial buildings. Solutions combining steel and other materials make it possible to design more energy-efficient buildings in which heat exchanges take place naturally.

General Industry: diverse range of solutions

The general industry market is vast and diverse, as are the steel solutions marketed by Arcelor. What they have in common is an unwavering focus on ease of use and weight reduction.

Most industrial customers purchase finished products from Arcelor's distribution network, except in a few concentrated sectors such as rail transportation.
This is particularly the case in mechanical engineering and primary and secondary processing industries.

Primary processing represents an expanding market for Arcelor, in which it serves the needs of coaters, re-rollers, large welded tube manufacturers, shipyards, container manufacturers and silo manufacturers.

Arcelor markets an extensive range of solutions in this market, covering the entire range of customer requirements. It boasts a very wide range of flat carbon steels delivered either untreated or with a metal coating (very high elasticity steels for cranes, steels for thermal treatment and oil applications, steels for radiators, drums, industrial racking, tanks and gas bottles).

In long carbon steels, Arcelor supplies beams, merchant steels, sheet pile and machine wire used in infrastructure and equipment markets, as well as rails for the transportation market. Its wire-drawing plants produce soft, soft-annealed and galvanized wires for vine wires, closures, concrete reinforcing wires and tacks.

Concurrently, stainless steels have made further headway in the oil and chemicals industries, with new ferritic grades for hot water tanks and steels allowing lighter containers among the solutions driving this expansion.

Arcelor has three key growth priorities in these markets:
- non-toxic, easily recyclable products providing a high level of safety in terms of their manufacture and use;
- functional products offering an attractive alternative to other materials and helping to lower the cost of finished products;
- cost-effective products, made possible by streamlined production processes, significantly reducing wastage and thus enhancing product profitability.

Packaging: a high-end, customized but competitive material

Steel is a solid, resilient and impervious material that meets all safety and security criteria. Together with the technical sophistication of its applications, this makes it particularly well suited to packaging. Arcelor has positioned itself at the upper end of this market, and has established itself in numerous market segments, including food packaging and beverage cans, decorative biscuit and alcoholic beverage packaging, paint and varnish pots, and aerosols. It serves the entire spectrum of the packaging industry, counting packaging manufacturers, equipment suppliers, brands and designers among its customers, as well as major retailers.

Though a global market, packaging is heavily reliant on the local profile of consumers, with shopping habits and living standards having a major influence on purchasing decisions. To secure a prominent position, market participants must not only stay at the cutting edge of technological progress, but also keep in touch with the diverse needs of industrial companies focused on meeting the expectations of end-customers. Arcelor holds a market share of 34% in Europe and has been strengthening its international presence. With Creasteel, a new product range designed to make the production of shaped cans easier and more flexible, Arcelor aims to move into new segments of the food packaging market by competing head-to-head with plastic and lightweight aluminium packaging. In conjunction with Toyo Seikan, Arcelor is also developing plans for plastic-coated steels for the beverage sector.

Household appliances: indefinitely recyclable

Steel is a highly cost-effective material for household appliances. It offers superior appearance, acoustics, ease of use and potential energy savings, and is also better for the environment.

European directives concerning the recycling of electrical and electronic appliances due to be introduced from 2006 represent an opportunity to promote the use of steel in household appliances because of its remarkable ability to be recycled indefinitely.

The global household appliance market encompasses:
- small appliances and small household equipment (coffee-makers, food-preparation appliances, cutlery, kitchen utensils, sinks, etc.), which represent a fragmented market
- large household appliances, which represent a key market for Arcelor

Through genuine industrial and commercial partnerships forged over several years, Arcelor has kept pace with appliance manufacturers' relocation to new geographical growth areas by offering more flexible logistics and by establishing new plants.

The household appliance market is characterized by fierce competition between manufacturers, instigated to a large extent by retailers. In response, Arcelor has endeavoured to cut its customers' overall costs by working with them to create value.

Strategy

Growth and value creation

Despite recent restructuring in Europe and elsewhere, the world steel industry remains fragmented by comparison with the highly globalized sectors that supply its input materials and purchase its output. As a result, Arcelor's strategy involves developing positions in high-value-added products in order to offer major customers – particularly in the automotive and domestic appliance industries – the same types of steel and the same ability to support their progress and development throughout the world. However, Arcelor also aims to build market share in countries with high economic growth rates. As a result, the strategy involves a balance between winning business in fast-growing emerging markets and supporting existing multinational clients in their global expansion. This sensible growth strategy should also enable Arcelor to act as a regulating and stabilizing force in the global steel market.

A strategy combining growth, product and service quality and innovation

Arcelor's strategy has three main objectives:
- to maintain the highest levels of competitiveness in its European production facilities
- to consolidate its world-leading position in automotive steels in its operations outside Europe
- to support rising steel consumption in growth countries

This global strategy of developing industrial and geographical positions fits with Arcelor's permanent objective of increasing competitiveness and standing out in a world market that remains extremely competitive, despite recent consolidation. Arcelor aims to differentiate itself through the quality of its products and services, innovation and environmental protection.

Quality and service

Arcelor sets the standard in quality and innovation through the steel solutions it provides to its largest customers. The Group also aims to lead the market in terms of customer service. This involves meeting customer requirements regarding delivery deadlines, quality and innovation, and supporting them in their efforts to achieve progress and growth.

Standing out through service quality forms a key part of Arcelor's strategy. This requires:
- consistent compliance with delivery deadlines, based on an optimal trade-off between downstream production capacity and the deadlines imposed by customers
- increased involvement in the design of customers' products and in the operational implementation of steel solutions, in order to help improve the efficiency and productivity of customers' production lines, as exemplified by Arcelor's collaboration with carmakers
- a highly efficient distribution network

In the construction market, these objectives have prompted Arcelor to adopt a new strategic approach, focusing on improving its level of service. Products and services have been adjusted to meet the specific needs of customer groups and target markets. Improved understanding of customer needs in this industry will enable Arcelor to increase customer loyalty through tailored, innovative and high-quality products and services, including technical assistance and supply chain enhancement.

Innovation

Arcelor's markets are becoming increasingly demanding in technical terms. In response, the Group is offering increasingly innovative solutions, which are enhancing steel's appeal relative to rival materials and are opening up new applications for Arcelor's steel products.

* *Downstream phase of the production process: see steel production diagram*

As a result, research and innovation play a key strategic role, with three main themes:
- optimizing lightness, safety, durability and appearance by developing new types of steel and new steel solutions
- enabling customers to cut out entire phases of their processing operations by offering pre-coated, prepared and assembled products
- seeking increased versatility and lower costs in production by improving performance and reducing environmental impact

Environmental protection
Steel can be recycled indefinitely and, in certain applications, 90% of steel can be reused. It is an intrinsically environmentally-friendly material. Arcelor's strategy is to turn these qualities into a major strategic advantage, particularly in the packaging, automotive and construction sectors.

In this area, Arcelor is focusing on:
- reducing its use of natural resources (water, ore, materials etc.)
- eliminating discharges of pollutants
- reducing CO_2 emissions from steel production
- increasing the energy efficiency of its processes and ensuring that products meet future environmental standards
- making high-tensile steels that enhance vehicle safety while reducing vehicle weight and therefore CO_2 emissions in use
- reusing by-products

Creating value

Arcelor's overriding objective is to protect the interests of its shareholders. Its development strategy is based on high-value-added products and an investment policy that ensures excellent returns on capital employed. Arcelor is very careful to carry out the right amount of investment. It avoids overinvesting, so as not to threaten the Group's dividend policy. It also avoids underinvesting, ensuring that production assets are well maintained and at the leading edge of technology, developing new products and investing in growth.

Broad and coherent ambitions

Arcelor's strategy aims to fulfil the Group's ambitious but coherent objectives for the benefit of shareholders, staff and customers. It intends to achieve growth and progress by:
- maintaining world-class production facilities
- carrying out constant innovation through a dynamic and targeted R&D policy
- making further improvements to the Group's social policy, the quality of which is widely acknowledged
- continuing to set the standard in operational performance and achieving further improvements
- striving for excellence in its commercial and technical operations
- having a dynamic and skilled international management team
- applying a balanced and transparent growth model that respects the interests of all shareholders and stakeholders.

Production facilities

Arcelor has high-performance production facilities, which feature the latest technological innovations and are ideally suited to customer needs. The Group's versatile, modern facilities enable Arcelor to manage production closely in line with actual market demand. This industrial policy is based on a focus on margins over volumes. Arcelor deliberately reduces supply when necessary due to falls in actual consumption. This rational management of production requires intelligent forecasting of actual market requirements, and helps Arcelor stabilize revenues by limiting the price volatility that has traditionally characterized the steel market.

Within the Arcelor Group, the flat carbon steel production system consists of upstream and downstream segments, each of which involve specific technical and economic factors. The upstream segment includes the production of blast-furnace cast iron, the production of crude steel and hot-rolling. Production at the various sites is pooled, and the main objective is to produce high-quality slab steel and hot-rolled coil at a competitive cost. To achieve this, Arcelor's upstream production system is being reorganized, with the gradual closure of inland sites and efforts to build up coastal sites in Germany, Belgium, Spain and France. Logistics costs, mainly relating to the transportation of raw materials, means that inland sites are much less competitive.

In Brazil, Arcelor has a highly efficient production system at CST, which is the world's largest supplier of slab steel and one of the world's most competitive steel producers. To capitalize on CST's expertise and gain exposure to market growth as effectively as possible, Arcelor is implementing an aggressive plan to increase CST's production capacity by 50%. This new capacity is set to come onstream in late 2006.

The upstream segment supplies hot-rolled coil to the downstream segment in line with specified deadlines and at market prices. The downstream segment is made up of systems that turn out finished products: cold-rolling, galvanizing and electro-galvanizing, organic coating and tin-plating lines. Downstream production units are located close to their clients, and are in permanent contact with them to ensure that product and service quality meets their expectations. Arcelor has a number of partnerships with other steel companies, and is increasing its geographical coverage further in order to meet client requirements. It is involved in building new galvanizing lines that will be used mainly to supply the automotive industry in China, Russia and Turkey.

Arcelor is also moving into new markets through acquisitions. The purchase of Dofasco in Canada will give the Group a high-performance production base in North America, working in synergy with units in Europe and Brazil and strengthening Arcelor's positions in the global automotive steel market.

In long carbon steels, Arcelor's production system consists mainly of electric-arc furnace, in which steel is made from scrap metal. Some of the long steel produced in Brazil is made from cast iron, whereas in Argentina the Group has an iron ore direct reduction unit that feeds an electric arc furnace. The geographical location of long carbon steel production units is designed to address markets that are generally local in nature. The Group already has a strong presence in Western Europe and Latin America, and is expanding its industrial base in new markets by acquiring majority stakes in local steel companies, in order to gain exposure to these markets' growth. Alongside its acquisitions, Arcelor has industrial projects that will improve product and service quality for clients, while meeting growing demand. Arcelor moved into Poland in 2005, Costa Rica in early 2006, and will soon enter Morocco in order to serve the broad North African market. In China, Arcelor is finalizing a strategic partnership with local steel producer Laiwu.

In stainless steels, Arcelor is restructuring its flat steel production system with the introduction of a new electric steelworks at Carinox and an adjoining hot-rolling plant in order to streamline production flows. There will be two plants specializing in flat stainless steels in Belgium, supplying the French and Belgian cold-rolling mills. Brazil's Acesita is South America's leading producer of stainless steels, and makes stainless steel from cast iron.

Arcelor's production system is rounded off by numerous processing and finishing units, which have direct links to clients.



Group activity report

Group consolidated management report

Economic environment

In 2005, global growth remained firm despite a sharp rise in oil prices. World GDP grew by 3.5%, inflation remained under control and long-term interest rates stayed low.

The **US** economy grew by 3.4%, although there was a slight slowdown in the fourth quarter. GDP rose by around 3% in **Canada and Mexico**.

In **Central and South America (excluding Mexico)**, the economy grew by 4.8% on the back of export-friendly conditions such as high commodity prices and strong demand from China.

In **Asia** ex-Japan, economic growth remained very strong. In China, GDP rose by 9.9% while industrial production was up 15.9%. In **India**, GDP expanded by 7.2% and industrial production by 8.3%. **Japan**'s economy grew by 2.5%.

As in previous years, Europe **(EU15)** lagged behind, with GDP growth of only 1.6% and a 0.6% rise in industrial production. Other EU countries saw much stronger performance, with Poland achieving GDP growth of 4.5%.

Turkey's economy expanded by 5.1% in 2005, and its industrial production rose by 5.5%. The **CIS** posted growth of 6.5% in GDP and 4.9% in industrial production. In **Russia**, manufacturing production rose by 6.1%, although some sectors suffered from the stronger rouble.

Performance of steel-using sectors

Globally, all steel-using sectors saw strong growth in 2005, although there were wide variations between geographical zones. Production in the automotive industry rose by more than 11% in India, Brazil and China, 3.3% in the USA and 3.8% in Russia. In Europe, however, production fell by 1.07%.
Production of machinery also rose strongly in emerging countries (+11.2% in India and +29% in China), but also in the USA (+4.8%) and Russia (+4%). Meanwhile, there were declines of 1% in Europe (EU15) and in Brazil.
In metalworking, growth was particularly robust in China (+26%) and Turkey (+47%). Production increased by 3.1% in the USA and by 1.5% in the EU15.
The construction sector benefited from firm momentum in the global economy. Construction activity rose by 4.6% in the USA, 9% in China, 6.1% in India and 7.3% in Russia, but only 0.2% in the EU15, reflecting the gloom in the European economy.
Household appliance production also saw strong growth in 2005: +11.1% in the USA, +11.2% in India, +18.5% in China, +12.9% in Turkey, and +4.2% in Russia, comfortably offsetting the 2.0% decline in Europe.

Worldwide steel production

World crude steel production totalled 1,129.4 million tonnes in 2005, an increase of 5.9% relative to 2004. Regional trends contrasted sharply. Most of this growth came from Chinese steelmakers, which increased production by 24.6% to 349.4 million tonnes. As a result, China accounted for 31% of the world total as opposed to 26.3% in 2004. Despite unchanged production levels in Japan, growth of 16.7% in India means that Asia now produces half of the world's steel. Meanwhile, steelmakers in Europe and North America cut production volumes by 3.6% and 5.3% respectively.

Worldwide crude steel production (*)

in millions of tonnes	2002	2003	2004	2005	Change 2004/05 (%)
World (**)	903.8	969.1	1,066.5	1,129.4	+5.9
Europe	308.5	319.4	338.6	331.5	-2.1
EU 25	180.9	184.0	193.4	186.5	-3.6
EU 15	158.7	160.5	168.3	164.1	-2.5
CIS(***)	101.1	106.2	113.1	112.9	-0.2
North and Central America	122.9	126.2	134.0	127.0	-5.3
USA	91.6	93.7	99.7	93.9	-5.8
South America	40.9	43.0	45.9	45.3	-1.2
Brazil	29.6	31.1	32.9	31.6	-3.9
Asia	394.9	442.4	508.7	583.8	+14.8
China	182.2	222.4	280.5	349.4	+24.6
Japan	107.7	110.5	112.7	112.5	-0.2
Other countries	36.6	38.1	39.3	41.8	+6.4

(*) IISI estimates, January 2006
(**) World = 61 countries representing 98% of worldwide crude steel production
(***) CIS = Russia, Ukraine, Belarus, Moldova, Kazakhstan and Uzbekistan

China increased production by 69 million tonnes relative to 2004, while the rest of the world cut production by 6 million tonnes.

Worldwide steel consumption

Apparent world consumption of finished steel products rose by around 6% to over 1 billion tonnes in 2005. Apparent consumption trends varied very widely between the regions. Outside China, apparent consumption fell by 1.0%, mainly due to a substantial decline in Europe (EU25) and North America. Within China, however, apparent consumption rose by 23%. As a result, China now accounts for almost 32% of world steel demand. While Europe (EU25) and North America sharply increased steel inventories in 2004 due to expectations of price increases, inventories were run down in 2005. Apparent consumption trends were as follows: Europe (EU25) -6%; North America -7%; South America 0.0%; CIS +5%; Asia (excluding China) +5%; Middle East +3%.

These inventory reductions caused a significant fall in spot steel prices in the first half of 2005. Inventories stabilized in the third quarter, allowing prices to level off and even rise slightly in some regions. In China, however, there has recently been substantial price deflation.

Commentary on 2005

In 2005, Arcelor strengthened its international positions and reaped the benefits of its business model, generating excellent results despite an economic background that was less favourable than in 2004.

A number of industrial development projects initiated in previous years reached their operational phase, enabling Arcelor to address new markets.

In flat carbon steels, Arcelor moved into new geographical sections of the automotive market. In China two galvanizing lines came onstream at Baosteel-NSC/Arcelor Automotive Steel Sheet Co. Ltd (BNA). These two lines represent annual production capacity of 800,000 tonnes. BNA was set up in July 2004 by Baosteel, China's leading steel producer, alongside Nippon Steel Corporation and Arcelor. As well as the two galvanizing lines, the facility also has cold-rolling installations. In Russia, Severgal's new galvanizing line started production. This new line has annual capacity of 400,000 tonnes, and produces hot-dip galvanized steels, mainly for the Russian automotive industry. Severgal is a Russian company that is 25%-owned by Arcelor and 75%-owned by Severstal, one of Russia's leading steel producers.

In long carbon steels, Arcelor completed the acquisition of Polish steel producer Huta Warszawa from the Lucchini group. This Warsaw-based company has an electric steelworks with annual production capacity of 600,000 tonnes, along with rolling mills that turn out 300,000 tonnes of long special steel and alloy products per year. Arcelor will strengthen Huta Warszawa's existing production facilities to meet heavy demand from the Polish construction industry. In the steelcord market, Arcelor acquired 50% of Severstal Metiz's steelcord production business as part of a joint venture between the two companies. The new company, named TrefilArbed Russia, has two production units in Russia. This deal strengthens Arcelor's position as the world's second-largest producer of steelcord. In South America, Arcelor Brasil signed an agreement to acquire a 50% stake in two Costa Rican companies (Laminadora Costarricense SA and Trefileria Colima) from Grupo Pujol Marti. Laminadora Costarricense SA produces merchant bar and concrete reinforcing bar and has annual production capacity of 400,000 tonnes. Trefileria Colima produces wire products, and has capacity of 60,000 tonnes per year. This represents Arcelor's first investment in Costa Rica, and gives it a strategic position in the Central American long carbon steel market.

In stainless steels, production started at the new steelworks at the Ugine & Alz Carinox site in Charleroi, Belgium. The new Carinox plant represents an investment of €241m, and has the capacity to produce 1 million tonnes of stainless steel per year. It will replace two smaller, non-integrated steelworks. In the Czech Republic, Arcelor subsidiary Matthey SRO – specializing in stainless steel exhaust tubes – inaugurated its new production plant. €15m has been invested in this plant.

In distribution and transformation, Arcelor inaugurated the second phase of Stal Serwis Polska's facility in Bytom, Poland. The three new pressing lines and the new slitting machine will allow production to be increased. This project is strengthening Arcelor's position in high-value-added products and services in Eastern Europe.
2005 also saw Arcelor bolster its activities in Brazil and Argentina, with the creation of Arcelor Brasil, which combines CST, Vega do Sul, Belgo and its subsidiary Acindar. Arcelor Brasil is Latin America's largest steel company.

Arcelor's financial results were excellent, with EBITDA up 26% at €5.6bn and net profit of €3.8bn. This performance resulted from Arcelor's policy of limiting production, which supported selling prices, and from its active cost-cutting and reorganization efforts. The synergy target of €700m, set when Arcelor was created in 2002, was achieved one year ahead of schedule. Since 2002, efficiency gains have totalled €1.9bn. The financial position is strong, with gearing now 7% following a €1.4bn reduction in net debt during 2005. Return on capital employed was 26.5%. Earnings per share rose by 49% to €6.26.

Revenues and earnings

Group key figures

In millions of euros	2004*	2005***
Revenues	30,176	32,611
EBITDA	4,461	5,641
EBIT	3,314	4,376
Net profit	2,290	3,846
Earnings per share (in euros)	4.21**	6.26****

* *CST consolidated as of 1 October 2004 and Acindar as of 1 May 2004, comparative figures restated for the introduction and revision of IFRS*
** *Including 106,629,054 new shares issued on 27 July 2004, excluding own shares*
*** *Acesita consolidated as of 1 October 2005*
**** *Excluding own shares*

Consolidated Group revenues were €32,611m in 2005, up from €30,176m in 2004, an increase of 8.1% or 3.9% at comparable scope. Spot steel prices fell sharply in the third quarter. In response, shipments fell by 3.4% overall and 12.9% in Europe, and production was reduced (by 11.4% in Europe).

Group consolidated EBITDA was €5,641m, up from €4,461m in 2004, and included €106m of non-recurrent items. These excellent results were driven by efficiency gains at CST in Brazil and Acindar in Argentina, along with higher average selling prices (except in stainless steels). They came in spite of a sharp increase in raw materials costs.

Group consolidated EBIT rose from €3,314m to €4,376m, including €198m of non-recurrent items.

After net financial charges of €254m, a €317m contribution from companies accounted for by the equity method, a tax charge of €161m and €432m of minority interests, consolidated net profit was €3,846m, up from €2,290m in 2004.

The tax charge was €161m, giving an effective tax rate of 3.9%. The current tax charge of €396m (€360m in 2004) was reduced by deferred tax income of €235m. This deferred tax income resulted from the usage, in accordance with IFRS, of annually-assessed tax losses, on the basis of the positive outlook included in the Group's business plan.

Net debt

Net debt and gearing

In millions of euros	2004	2005
Shareholders' equity*	12,227	17,633
Net debt	2,642	1,257
Net debt / shareholders' equity*	22%	7%

(*) Including minority interests and restated for residual goodwill

The Group reduced its net debt by €1,385m in 2005, from €2,642m at 31 December 2004 to €1,257m at 31 December 2005.

Strong cash generation enabled Arcelor to cover its working capital requirement through stringent inventory management, despite high raw materials costs. Capital expenditure rose to €2bn, due to expansion in Brazil, where CST's production was increased by 2.5 million tonnes, while capex was maintained at an optimal level in Europe (€1.1bn).

Gearing (net debt as a proportion of shareholders' equity including minority interests) was 7% at 31 December 2005 against 22% a year earlier. This is significantly lower than the cycle-average target of 35-50%.

Return on capital employed

Return on capital employed (ROCE) before tax

In millions of euros	2004	2005
EBIT	3,194	4,376
Net additions to financial provisions	-	-128
Share of results in companies accounted for using the equity method (after tax)	413	317
Tax adjustment on share of results in companies accounted for using the equity method	130	171
Dividends received	31	51
Tax adjustment on investments		28
Total I	3,768	4,815
Capital employed		
Fixed assets	13,879	16,849
Working capital requirement	4,003	4,827
Provisions (*)	-3,708	-3,500
Total II	14,174	18,176
Return on capital employed (I/II) (ROCE)	26.6%	26.5%

(*) provisions excluding deferred tax

Capital expenditure

Arcelor's capital expenditure was €2,040m in 2005, an increase of more than 50% with respect to 2004.

Capital expenditure

In millions of euros	2004	2005	% of total
Flat Carbon Steels	723	1391	68.2%
Long Carbon Steels	376	334	16.4%
Stainless Steels and Alloys	145	180	8.8%
A3S	77	86	4.2%
Other businesses	32	49	2.4%
Total	1353	2040	100%

In **Flat Carbon Steels**, capital expenditure totalled €1.391bn. Arcelor invested €711m in Brazil in 2005, including €480m at CST and €231m in the new SOL coking plant. CST continued building a third blast furnace and extending its steel plant, which will enable it to increase production from 5 million tonnes of slab steel to 7.5 million in 2006. The new SOL facility, which is scheduled for launch in July 2006, will cost a total of $600m and will have the capacity to produce 1.55 million tonnes of steel coke per year. SOL Coqueria Tubarão is owned by CST (62%) Belgo Mineira (37%) and Sun Coal & Coke Company (1%).

At Stahlwerke Bremen (Germany), investments focused on a blast furnace coal injection project (€1.2m), the modernization of electrical installations at the cold-rolling mill (€3.9m) and financing for the FIT cost-reduction project (€20m).

In Spain, Aceralia CS' capital expenditure totalled €104.8m, and consisted mainly of increasing the capacity of the production plant to 4.2 million tonnes per year, upgrading the blast furnaces and renovating the rail link between Avilés and Gijón.

Capital expenditure in France was almost €300m. This included €200m for Arcelor Atlantique et Lorraine, mainly for the renovation of lines at the Montataire and Mardyck sites, repairs to the HF3 blast furnace and the cooling water processing facility at Dunkirk. At Sollac Méditerranée, capex focused principally on increasing coking plant capacity, altering the casting floor, renovating the automated cast iron preparation system and enhancing dust removal capacity in the chimneys.

In **Long Carbon Steels**, capital expenditure was €334m, including €185m in Europe.

In Luxembourg, €80m was spent, partly on completing the new Medium Section Mill in Belval, which started production in late September 2005. This new mill represents a total investment of more than €170m. It has annual capacity of 800,000 tonnes and will produce light and medium beams, U-sections and angles. The sub-group ARES invested more than €27m, mainly in its Schifflange steelworks and in modernizing the Rodange rolling mill.

In Spain, the project to move the Zaragoza plant outside the city led to capital expenditure of almost €30m. Investment was also carried out at the Olaberria, Madrid and Bergara plants.

In Brazil, capex amounted to €150m. Belgo's Juiz de la Fora plant invested almost €33m, including €26.5m in its cast iron activity. The Monlevade plant invested more than €20m, and the Brazilian wire-drawing plants €37m. €19m was spent on maintaining eucalyptus forests.
In Argentina, Arcelor's capital expenditure was almost €24m.

Capex in **Stainless Steels and Alloys** was €180m. The main investment concerned the Carinox project, with €89m spent on the final phase. The Carinox plant started production on 28 September 2005, and should be producing 1 million tonnes per year by 2007. The plant was built in 26 months, and represents a total investment of €241m.

In Brazil, Acesita invested €17m in the fourth quarter, when it was consolidated into the Arcelor Group. This mainly corresponded to an increase in the area of forest and the purchase of an automated surface inspection system.

In France, Ugine & Alz France spent €22.5m, including investments in a tension levelling line and the purchase of an automatic banding machine. Ugitech's capital expenditure came to €7.9m.

In Italy, Ugine & Alz Italia carried out €10.3m of investment, mainly in its cutting and slitting facilities.

A3S' capital expenditure totalled €86m in 2005. In Luxembourg, construction began on a new European logistics centre comprising 17 storage halls for long products. This involved expenditure of €3.6m, out of a total of €28m. The platform is due to come into service in early 2007.

In France, almost €6m was invested at Cisatol, with the purchase of a press at Woippy for almost €4m, while Etilam spent €4.5m on transferring its zinc and copper lines from Thionville to Saint-Dizier. Arcelor Construction France invested almost €10m as part of the Gamma industrial and commercial reorganization plan. The investment included the installation of a new paint head on the coating line and efforts to increase the productivity of profiling lines.

In the USA, Skyline spent €8.3m on building a new plant for producing large foundation tubes.

Capex in Arcelor's **other activities** totalled €49m, including €11.1m at Industeel France and €5.9m of IT equipment purchases at Arcelor Technologies France. Industeel Belgium invested €3.5m in upgrading and improving its machinery. Circuit Foil in Luxembourg invested €3.4m in various projects. The remainder consisted of non-significant investments.

Investments in improving quality, developing and adapting equipment, and enhancing staff safety and environmental protection were also made across the Group.

Capital expenditure by geographic zone

In millions of euros	2005
Belgium	216
France	342
Spain	198
Brazil	880
Luxembourg	120
Germany	87
Other	197
TOTAL	2,040

Acquisitions of intangible fixed assets

Expenditure on intangible assets in 2005 totalled €30.3m, consisting mainly of purchases of licences, patents and similar rights.

Revenues by geographic zone

Breakdown of revenues by geographic zone

In millions of euros	2004	%	2005	%
Germany	5,024	16.65	5,125	15.72
Belgium	1,267	4.20	1,216	3.73
Spain	4,567	15.13	4,596	14.09
France	5,178	17.16	4,923	15.10
Italy	2,719	9.01	2,690	8.25
UK	1,236	4.10	1,246	3.82
Other EU15 countries	2,630	8.72	2,452	7.52
Other EU25 countries	756	2.51	980	3.01
EU25	**23,377**	**77.47**	**23,228**	**71.23**
Other European countries	**882**	**2.92**	**1,040**	**3.19**
Canada	377	1.25	523	1.60
Mexico	160	0.53	319	0.98
USA	1,771	5.87	2,113	6.48
Total North America	**2,308**	**7.65**	**2,955**	**9.06**
Argentina	336	1.11	614	1.88
Brazil	1,472	4.88	2,181	6.69
Other	338	1.12	735	2.25
Total South America	**2,146**	**7.11**	**3,530**	**10.82**
China	239	0.79	361	1.11
Other	1,224	4.06	1,497	4.59
Total other countries	**1,463**	**4.85**	**1,858**	**5.70**
GROUP TOTAL	30,176	100.00	32,611	100.00

Revenues in European Union (EU25) countries fell slightly.

EU15 countries accounted for 68.2% of total revenues, down from 75% in 2004. Revenues in Poland increased substantially due to the acquisition of the Huta Warszawa steel production site. Similarly, the consolidation of Acindar (Argentina) and CST (Brazil) increased the share of revenues coming from South America from 7.1% to 10.8%, and also helped boost revenues in the USA, South Korea and Canada.

Workforce

The Group had 96,256 employees (full-time-equivalent) at 31/12/2005 as opposed to 94,601 at the end of December 2004.

Breakdown of consolidated workforce by sector

Headcount (full-time-equivalent)	2004	2005	Change
Flat Carbon Steels	48,332	45,883	-2,449
Long Carbon Steels	20,306	20,313	+7
Stainless Steels and Alloys	11,758	13,679	+1,921
Arcelor Steel Solutions and Services	11,245	11,055	-190
Other businesses	2,960	5,326	+2,366
TOTAL	94,601	96,256	+1,655

Companies leaving the scope of consolidation, either through disposals or deconsolidation in the case of non-significant companies, led to 1,117 departures from the group. Of these, 725 were due to the disposal of three Spanish rebar and mesh companies (Corrugados Azpeitia, Corrugados Getafe and Corrugados Lasao). Companies entering the scope of consolidation added 6,051 staff. Of these, 4,574 were due to the integration of Acesita in Brazil (Stainless Steels and Alloys) and 690 to the acquisition of Huta Warszawa in Poland (Long Carbon Steels).

At comparable scope, the Group's reduced its workforce by 3,241, or by 3.4%, similar to reductions seen in previous years.

Breakdown of consolidated workforce by geographic zone

Headcount (full-time-equivalent)	2004	%	2005	%
France	28,456	30	26,645	27
Belgium	15,591	16	15,405	16
Spain	14,897	16	13,225	14
Germany	9,630	10	9,197	9
Luxembourg	5,959	6	5,911	6
Other EU25	3,450	4	4,181	4
Other European countries	251	1	254	2
Total Europe	78,234	83	74,818	78
North America	1,404	1	1,109	1
Brazil	11,937	13	17,015	18
Argentina	2,971	3	3,229	3
Total South America	14,908	16	20,245	21
Southeast Asia	55	0	84	0
TOTAL WORLD	94,601	100	96,256	100

Arcelor's South American workforce now accounts for more than 20% of Group headcount.

Business sector review

Flat Carbon Steels

Revenues and earnings

In millions of euros	2004	2005
Revenues	16,139	18,060
EBITDA	2,368	3,634
EBIT	1,735	2,773
Crude steel production (in millions of tonnes)	31.9	32.9
Shipments (in millions of tonnes)	28.5	28.1

Revenues in the Flat Carbon Steels sector totalled €18,060m in 2005, up from €16,139m in 2004, representing a 3.3% increase at comparable scope. The rise was due to a 12.7% increase in prices, which more than offset a 9.4% decline in volumes. The largest drop in volumes took place in the general industrial market, where they fell by 1.3 million tonnes.

Shipments were cut intentionally, as Arcelor sought to adjust its supply to negative apparent consumption in the second and third quarters. Nevertheless, and despite a sharp rise in commodity prices, **EBITDA** came in at €3,634m as opposed to €2,368m in 2004. These excellent results are due to higher average selling prices along with continuous efficiency gains through cost reductions, restructuring and very tight inventory control.

EBIT was €2,773m in 2005, up from €1,735m in 2004.

Crude steel production was 32.9 million tonnes in 2005 (including 4.9 million tonnes at CST) as opposed to 31.9 million in 2004 (1.2 million at CST, consolidated from 1 October 2004).
Flat Carbon Steel shipments totalled 28.1 million tonnes in 2005, including 4.4 million tonnes at CST. This compares with 28.5 million in 2004, with 1.7 million over three months at CST. Shipments fell by 11.4% in Europe – with the main decline coming in spot general industrial products – but remained stable in Brazil.

Business activity

In 2005, the European automotive market contracted slightly, by 0.7% in value terms. Sales of new cars stagnated in Western Europe, and fell in Central and Eastern Europe. However, automotive markets in Turkey and Brazil, where Arcelor is building its positions, performed well. Arcelor increased automotive steel shipments to Central and Eastern Europe, despite the weak market. It also raised shipments to Turkey and Brazil, where it benefited from the capacity of the Borcelik plant in Turkey and Vega do Sul in Brazil.

As well as consolidating its positions in Europe in 2005, Arcelor increased sales elsewhere. It shipped 10 million tonnes of flat steel to the automotive industry, giving it a worldwide market share of 15%.

In China and Russia, Arcelor commissioned two new production plants focusing mainly on supplying the automotive industry. In China, BNA – a joint venture with Japan's Nippon Steel and China's Bao Steel – became operational in the second half. The venture consists of a cold-rolling plant and two galvanizing lines. In Russia, Arcelor's partnership with Severstal led to the creation of Severgal, whose galvanizing line came onstream in December 2005. A technical automotive steel unit in South Africa and a laser-welding unit in India are due to start operating in 2006.

On the commercial side, Arcelor continued to develop its automotive product range by introducing new high-tensile and very-high-tensile steels. It also started developments in enhanced low-density and ultra-high-tensile face sheets. Arcelor enhanced its range of industrial solutions with the Arcelor Body Concept (ABC) project. This allows carmakers to find new ways of increasing vehicle safety and reducing weight by making optimal use of steel.

In **household appliances**, the market was stable overall in 2005, although there were some variations between geographical zones and between different periods of the year. Weak consumer spending in Western Europe was offset by a sharp increase in Eastern Europe. Arcelor supported appliance manufacturers moving into new growth regions by offering a high level of logistical flexibility and by opening new facilities. 2005 also brought sharply higher shipments of steel products complying with the new WEEE environmental regulations.

In response to the tough competitive environment created by retailers in this market, Arcelor strengthened commercial relationships through a value-creation programme intended to cut overall costs for customers.

Trends in the construction market varied widely between its various sub-sectors and geographical zones. Arcelor maintained its strong position in the non-residential segment, and increased shipments to the residential construction industry in Europe, particularly in applications such as roof tiles, light steel structures, garage doors and HVAC (heating, ventilation and air conditioning). Financial performance was boosted by an enhanced product mix and higher prices.

In 2005, Arcelor adopted a new strategic approach to the construction market, focusing on innovation and improved service. Products and services were redefined according to the specific needs of various target customer groups and markets. Improved understanding of customer needs is allowing Arcelor to offer customized products and services. Along with innovation, high quality and individual technical assistance and supply chain solutions, this will help to increase customer loyalty.

At the same time, Arcelor continued to develop products in response to new environmental constraints.

Arcelor Packaging International is the world leader in **packaging** steel. In 2005, it increased the proportion of its sales coming from outside Europe to 20%. Within Europe, where API has a 34% market share, it stabilized business levels by negotiating annual contracts. Price increases in 2005 had a positive impact on sales, but failed to offset higher commodity and transportation prices. Packaging steel production totalled 1.7 million tonnes in 2005.

The Creasteel product range, designed for easier and more flexible production of drawn cans, was successfully launched. Creasteel is intended for use in new segments of food production, competing with plastic and thin aluminium packaging. API is also working with Toyo Seikan to develop plastic-coated steels for the beverages market.

The process of producing steel for beverage cans is now in its final streamlining phase.

In Brazil, the flat carbon steel production unit increased revenues despite lower shipment volumes. This was due to an improved product mix, with higher sales of hot-rolled coil. Exports still account for almost two thirds of the Brazilian unit's shipments. In particular, slab steel produced by CST was exported mainly to North America and Asia.

Within Brazil, sales of hot- and cold-rolled coil and coated products rose by 20% with respect to 2004. The rapid penetration of these products in the Brazilian market follows major efficiency gains at CST and Vega do Sul since the commissioning of cold-rolling lines in 2003 and galvanization lines in 2004.

Industrial activity

The plan to increase CST's capacity progressed according to plan, with the construction of a third blast furnace and the installation of a third converter and a third continuous caster. This should boost production to 7.5 million tonnes of slab per year. CST also worked with Belgo Mineira and Sun Coke to bring onstream a new coke production plant to meet the coke and energy needs of its development programme.

Long Carbon Steels

Revenues and earnings

In millions of euros	2004	2005
Revenues	6,221	6,618
EBITDA	1,289	1,371
EBIT	1,080	1,111
Crude steel production (in millions of tonnes)	12.6	11.2
Shipments (in millions of tonnes)	13.4	12.3

Revenues in Long Carbon Steels rose from €6,221m in 2004 to €6,618m in 2005, representing a rise of 6.4% or 12% at comparable scope. Growth was driven by the automatic "scrap surcharge" mechanism and by the strong rally in the Brazilian real. At comparable scope, the rise in revenues was due to price growth of 10.7%, with overall volumes remaining fairly stable (up 1.4%).

EBITDA was €1,371m, up from €1,289m in 2004, although this represented a slight 1% fall at comparable scope. In Europe, increased margins on factor costs and efficiency gains were achieved. However, these were more than offset by falling volumes, resulting in lower EBITDA. In the Americas, EBITDA rose strongly, despite an unfavourable geographical sales mix. EBITDA margin for the sector was stable relative to 2004 at 20.7%, a historically high level.

EBIT totalled €1,111m, versus €1,080m in 2004. EBIT margin equalled 16.8%, down from 17.4%. EBIT included €113m of non-recurrent items, including €96m from the sale of Corrugados in Spain.

Crude steel production was 11.4 million tonnes in 2005 compared with 12.6 million tonnes in 2004. This represented a 9.9% decline, caused by changes in the scope of consolidation. Shipments fell from 13.4 million tonnes in 2004 to 12.3 million in 2005, a fall of 7.7%. Shipments by European business units made up 62% of the total, while South American plants accounted for 37%.

Long Carbon Steels - Europe

Beams
Shipments of beams fell by 11% relative to 2004. The main reason for this was Arcelor's strict adherence to its policy of focusing on prices rather than volumes. Apparent demand in France, Germany and Benelux fell substantially in 2005. Customers ran down inventories in the early part of 2005. Together with the weak economic environment, this adversely affected first-half performance. Once the inventory reduction phase had come to an end, apparent demand rose in the second half, although actual consumption remained flat.

Arcelor continued to increase penetration in Central and Eastern Europe, and worked hard to harmonize selling prices with those seen in EU15 countries.

Shipments to export markets fell due to stiff competition, which led to very low prices for a time. However, Arcelor maintained contact with customers, particularly through its project activities.

Sales in North America improved considerably in the fourth quarter, and full-year sales ended up matching their 2004 level.

As regards selling prices, there was a controlled reduction in Western Europe, which accelerated from April onwards due to the slide in scrap metal costs. The trend turned in the third quarter, due to a rise in scrap prices and the end of the inventory reduction phase.

In export markets, Arcelor selected the most profitable contracts in order to maximize earnings. The dollar's decline against the euro made export markets more attractive.

Concrete reinforcing bar
In the first quarter, Northern European rebar sales were minimal, due to production stoppages scheduled to allow the upgrade of facilities. Sales and marketing teams maintained close contact with customers throughout the stoppages and during the resumption of production at the upgraded facilities.

The stoppages coincided with a substantial fall in rebar consumption in France, Germany and Benelux, after inventories had reached a very high level at end-2004. Unusually weak demand and lower scrap metal prices caused prices to fall steadily, bottoming out in June 2005. Prices increased in the third quarter due to higher scrap costs, but the decline resumed in the fourth quarter due to weak demand. A recovery took shape towards the end of the year.

Wire rod
Selling prices were stable in early 2005, although user inventories increased due to a slowdown in activity. This resulted in excess inventories at the end of the first quarter. Commodity-grade wire rod prices started to fall in the first quarter, followed by specialty wire rod prices in the second. Prices fell until the end of the year as a result of ongoing weak demand. The main reasons for lower activity in Europe were reduced consumption caused by lower automotive business levels, higher imports due to increased capacity in China and Latin America and fears relating to possible anti-dumping measures in the USA.

Merchant steels
Market activity was low between January and July, particularly in Europe. This led to a substantial decline in selling prices. The cycle bottomed out in June, and a recovery began in the second half of July. Following a rise in scrap metal prices in the third quarter, the market regained confidence, resulting in inventory-building. Markets ended the year on a positive note, allowing an increase in prices in the fourth quarter.

Sheet piles
The slowdown in public infrastructure spending in Europe – mainly in the UK and Germany – caused sales to fall in early 2005. Business levels started to recover in the second quarter, and this continued for the rest of the year.

North American sales were strong throughout 2005 in both volume and price terms, despite tough competition.

In major export markets, promotional efforts made as part of Arcelor's expansion strategy paid off. Volumes rose constantly, with Latin America and Southeast Asia making a particularly strong contribution. The expansion strategy also involved building inventories in Europe and Latin America in order to move into the sheet pile rental market. This decision had a rapid positive impact in 2005.

In general, 2005 ended strongly, with steadily rising shipment volumes and firm earnings.

Rails for public transport
After falling in 2004, both in Spain – the main market for these products – and export markets, sales increased substantially in 2005, exceeding expectations in terms of both volumes and prices. The local Spanish market benefited from the government's decision to invest in high-speed rail links between Spain's major cities. The export market was also boosted by new projects, mainly in Turkey and Brazil.

Special sections and rails for gantry cranes
Sales volumes in this segment reached record highs due to Arcelor's comprehensive range and cutting-edge products. Despite robust competition, Arcelor's results were in line with its target.

Long Carbon Steels - South America

In Brazil, Arcelor saw a sharp fall-off in local demand, although this was offset by higher exports, particularly to South American and Central American countries and to the Caribbean, where commodity markets expanded rapidly. Shipments of specialty products rose by 10% relative to 2004, reaching a new record. Belgo continued developing its distribution network for combined long and flat product sales, and now has 26 distribution centres in Brazil. The commercial strategy is fully compliant with Belgo's social responsibility and sustainable development policy.

In Argentina, Acindar's net local-currency sales rose by 20% in 2005. Domestic shipments rose by 6.7%, and stripping out semi-finished products the increase was 14.6%. Export shipments fell slightly, by 0.5%, although export sales rose by 1%.

Drawn-wire products (TrefilArbed)

The TrefilArbed group has two business lines, i.e. steelcord and mild steel drawn-wire products.

In the steelcord business, the market for tyrecord (used to reinforce the carcasses of radial tyres) was particularly strong in the first quarter. Activity slowed gradually in the second quarter, and pressure on selling prices increased, due in particular to excess capacity in China. In hose wire (used to reinforce pneumatic hoses), shipments in the North American market rose by around 10% relative to 2004. In Europe, selling prices came under pressure from imports, mainly from Eastern Europe. In sawwire (used mainly in the photovoltaic industry), TrefilArbed won market share on the back of increased productivity and strong market growth.

In mild steel drawn-wire products, the situation was affected by reduced vine wire purchases due to the recession in European winegrowing, along with the increased proportion of closure products coming from China and relatively high price volatility in concrete reinforcing wires. As a result, shipments in the mild steel segment fell by 21% relative to 2004. This was also partly due to the policy of focusing on prices instead of volume, which offset most of impact of lower volumes at the EBITDA level. TrefilArbed's commercial strategy is based on developing high-value-added features such as CRAPAL galvanization. In fibre products, the aim is to become a provider of solutions rather than a seller of commodity products.

Industrial activity

On the industrial side, the main events were the business portfolio review, the implementation of growth projects and initiatives to consolidate Arcelor's leadership in terms of value added.

In Europe, the Long Carbon Steels sector sold Spanish companies Corrugados Azpeitia, Getafe and Lasao – which produce steel used in reinforced concrete for construction applications – to the Gallardo group. On the other hand, Arcelor acquired the electric steelworks, land, infrastructure and special steels business of Huta Warszawa in Warsaw from the Lucchini group, as well as related scrap metal collection companies. Arcelor extended its leadership in beam production by building up production at the new medium section mill at Belval, Luxembourg, while closing the universal mill in Longwy (France). The Lux 2006 plan, aimed at giving fresh impetus to the Luxembourg Long Carbon Steel sites, is progressing according to schedule.

In South America, Acindar sold its tubes business to the Techint group. Arcelor also adopted a wide-ranging programme to restructure and develop Acindar. This includes adjusting rolling mill production and increasing capacity in the DRI (direct reduced iron) / steel / rolling mill chain. This project will enable Acindar to keep pace with growth in Latin America, consolidate its market share in Argentina and maintain a reasonable proportion of shipments going to export markets.

TrefilArbed also adjusted its business portfolio, closing its plant in Cheb, Czech Republic and setting up TrefilArbed Russia, 50/50-owned with Severstal. TrefilArbed Russia operates two plants in Russia, in Orël and Volgograd. Cost control plans are on-schedule in both the steelcord and mild steel segments.

Stainless Steels and Alloys

Revenues and earnings

In millions of euros	2004	2005
Revenues	4,577	4,028
EBITDA	268	173
EBIT	127	93
Crude steel production (in millions of tonnes)	2.45	1.7
Shipments (in millions of tonnes)	2.1	1.6

2005 was a tough year in the stainless steel market, with a significant fall-off in demand and extremely high input prices. However, Arcelor's Stainless Steels sector continued the recovery it started in 2002, based on its strategic focus on flat stainless steel products in Europe and Brazil.

The Stainless Steels sector generated **revenues** of €4,028m in 2005, down 12% on 2004 (€4,577m), although a fall of only 0.4% at comparable scope. This limited decline was mainly due to a sharp increase in alloy surcharges in the first three quarters, which offset substantial falls in basic prices and lower volumes. In Europe, the alloy surcharge rose by around 15% in 2005.

EBITDA totalled €173m in 2005, down from €268m in 2004, representing a fall of 18.7% at comparable scope. The figure was squeezed by falling prices and lower volumes.

EBIT came in at €93m in 2005 versus €127m in 2004.

Stainless steel production totalled 1,741 million tonnes in 2005 compared with 2,453 million in 2003. This represents a 29% decrease (12.3% at comparable scope), resulting from voluntary production stoppages. Shipments fell by 25% (9% at comparable scope) to 1.6 million tonnes.

Business activity

The operating environment remained firm in the first half of 2005, although it was less buoyant than in 2004. However, there was a major deterioration in the second half, when customers ran down inventories significantly.

The main market driver in 2005 was the trend in commodity prices, which were underpinned by the prospect of growing consumption in China and remained very high in the first half. In the second half of the year, prices fell due to lower demand from stainless steel producers and good availability of metal in the market.

- Nickel, having averaged around $14,000 per tonne in 2004, rose sharply to around $16,000 on average in the first half of 2005. Prices then fell back in the second half, averaging $14,000 per tonne, before rising again at the end of the year. The average nickel price in 2005 was around $14,700 per tonne, 6% higher than in 2004 and the highest annual average ever seen.
- Chromium prices rose sharply in early 2005, before a fall-off in demand caused them to decline in the second half. The average price of chromium in 2005 was $0.74 per pound (source: Metal Bulletin), 7% higher than in 2004.
- Molybdenum was exceptionally expensive in 2005. The average price was around $36 per pound (source: Metal Bulletin), almost twice the figure seen in 2004 and a new annual record.

Apparent world consumption of flat stainless steel products fell marginally in 2005, after a rise of around 7% in 2004. Trends in demand varied between the regions. Apparent demand for flat products fell by around 5% in Europe and the USA, but rose by 12% in China. Inventory reductions by customers and reduced opportunities to export to Asia following the build-up of Chinese production caused supply to outweigh demand in the market. To adapt to weak demand and to allow inventories to fall without putting additional pressure on prices, stainless steel producers decided to cut production in the second half of 2005.

In Europe, the decline in demand seen in early 2005 became worse during the year, and this remained a serious drag on basic prices, which averaged 20% less than in 2004. However, they have recovered in early 2006 due to the end of inventory reductions and the stronger economic environment.

In Brazil, apparent consumption fell by 5% in 2005. Prices and volumes were under pressure due to the decline in international markets, the adverse macroeconomic environment (ongoing high interest rates and the rally in the Brazilian real against the US dollar), high inventories and growing imports. Activity in the Brazilian market has improved slightly in early 2006, although basic prices remain in check.

Although Asian markets generally remained strong early in the year, they deteriorated rapidly over the course of 2005. In China, prices continued to fall due to production capacity growing faster than demand. In early 2006, however, Asian markets are showing signs of recovery. In China, the price of cold-rolled products is expected to rise.

In the USA, demand slowed relative to 2004, but remained firm overall. Prices came under strain, due to rising imports among other factors. However, they remained higher than in Europe and Asia.

In long products, demand remained robust for bars in the first half, but declined across the product range in the second. Nevertheless, there was slightly less pricing pressure than in flat products. As a result, profitability has so far remained firmer in long products. In late 2005 and early 2006, long products benefited from a slight improvement in demand, due to the end of a major inventory reduction phase.

Industrial activity

One of the second half's highlights was the start of production at the new Ugine & Alz Carinox steelworks. This took place on schedule on 28 September 2005, marking the start of the plant's qualification and production build-up phase. The new installation has the capacity to produce 1 million tonnes of stainless steel per year. It gives Ugine & Alz an integrated site which, together with the Genk site, will handle the upstream part of the business.

Arcelor further developed its presence in growth markets by taking control of Acesita in the fourth quarter. It did this by acquiring the voting shares of pension funds that were members of the controlling block. Acesita is one of the world's most productive and profitable stainless steel producers, and its domestic market is generating sustained growth. This deal reflects Arcelor's long-standing commitment to Brazil, and gives it a high-quality and low-cost steel production platform in this market.

Arcelor Steel Solutions and Services (A3S)

Revenues and earnings

In millions of euros	2004	2005
Revenues	8,267	8,656
EBITDA	516	328
EBIT	398	254
Shipments (in millions of tonnes)	14.98	13.7

Arcelor Steel Solutions and Services (A3S) generated **revenues** of €8,656m in 2005, up 4.7% relative to the 2004 figure of €8,267m. At comparable scope, revenues rose by 3.4%. Volumes fell by 7%, while average selling prices rose by 13%. A3S' shipments totalled 13.7 million tonnes, down from 15 million in 2004. Approximately 19% of total shipment volumes consisted of products sourced from outside the Group.

Overall, and at comparable scope, lower volumes dragged down revenues by €673m in 2005. However, higher prices boosted revenues by €1.074bn.

EBITDA was €328m in 2005, down from €516m in 2004. This equated to EBITDA margin of 3.8% versus 6.2% in 2004. This decline was due to rising procurement costs at the start of the year and a fall in shipments starting at the end of the second quarter and lasting until the fourth. It should be noted that 2004 earnings were boosted by substantial write-ups on inventories following sharp rises in steel prices. Efficiency gains accounted for more than 10% of EBITDA.

EBIT totalled €254m in 2005, as opposed to €398m in 2004.

A firm grip on investment and a sharp fall in the working capital requirement – with inventories brought into line with market demand in the second half – led to free cash flow of more than €500m.

Business activity

After two years of efforts to integrate businesses, refocus on core activities and bolster commercial positions, particularly in Eastern Europe, A3S is now in a position to support the Group's upstream development and create growth opportunities.

All of A3S's operating units – Arcelor Distribution, Arcelor Steel Service Center, Arcelor Construction, Arcelor International and Arcelor Projects – applied this strategy to their own businesses in 2005.

- Arcelor SSC enhanced its support for customers expanding abroad with investments in Poland and Slovakia.
- Arcelor Distribution increased market share in Germany with the acquisition of H&K, following the purchase of Ravené Schäfer in 2004. This makes it a major player in the German market, from which it was almost absent a few years ago.
- Arcelor Construction entered the Chinese market after sealing a partnership agreement with Shougang, one of China's leading steelmakers.
- Arcelor Projects enhanced its product mix with the acquisition of Dutch company De Boer, a leading player in foundation tubes.,
- Arcelor International opened new sales offices, notably in Ukraine.

These industrial and commercial developments illustrate A3S' progress in 2005. A3S' current strategy is to offer differentiated products and services in the most technical mature markets, i.e. downstream transformation and value-added services in Western Europe. It is growing volumes through geographical expansion, both organically and through acquisitions.

This transformation was accompanied by a symbolic name change, with the former Distribution-Transformation-Trading sector becoming Arcelor Steel Solutions and Services (A3S).

Arcelor Distribution

Arcelor Distribution had a mixed 2005. Earnings were satisfactory given weak actual consumption, but significantly lower than in 2004.

At constant scope, Arcelor Distribution's revenues were down 9%. Volumes fell by 16%, although average selling prices rose by 8%.

The contribution of acquisitions partly offset the decline in sales volumes in traditional markets. Despite the fall in sales, Arcelor Distribution maintained its market share throughout Europe, and increased it substantially in Germany due to progress at Ravené Schäfer. Expansion in Germany continued with the acquisition of Heller & Köster in the second half of 2005.

Arcelor Distribution continued its strategy of expanding in downstream markets, with the aim of differentiating its products and services.

For example, it expanded its range of turnkey steel solutions by commencing sales of airport parking lot kits.

Arcelor Distribution also extended its network of finishing centres in France, Spain, Belgium and Germany. The aim is to enhance its ability to meet process outsourcing demand from major customers and to put more emphasis on higher-value-added activities.

Arcelor Construction

Lower volumes, partly caused by the slowdown in investment that started in the second half of 2004, meant that competition was very stiff in 2005. However, Arcelor Construction was able to limit the decline in earnings.

At constant scope, revenues fell by 6%. Volumes were down 14%, while average selling prices rose by 9% due to a realistic and opportunistic pricing policy.

Against the general background of weakening industrial building activity and the downtrend in traditional national markets in Western Europe, Arcelor Construction continued to reorganize its production capacity and commercial networks, as well as implementing its growth strategy.

Arcelor Construction adjusted its commercial systems and networks in France. This initiative was aimed at enhancing competitiveness and expanding the product range. It was necessary in order to improve customer service, which is vital for business development.

Growth in Central Europe continued in 2005, with volumes up 20%. At the same time, traditional national markets continued to contract, including in the panels segment. This clearly reflected the decline in industrial construction activity in Western Europe. Arcelor Construction continued to develop internationally. In Central Europe, it invested in a panels line in Poland, which will be operational at the end of the second half of 2006. In the Far East, it set up a partnership in China. It also strengthened its position in Europe with an investment in Toledo, Spain, which will allow it to supply the country's southern region.

Arcelor Construction also rolled out safety co-ordination processes across all its companies, and safety results improved significantly in 2005.

Arcelor Steel Service Center (ASSC)

Apparent demand remained weak throughout 2005 in Europe, due to high levels of inventories. Although earnings were down on 2004, ASSC put in a reasonable performance. ASSC worked hard to maintain margins by focusing on prices rather than volumes.

At constant scope, ASSC's revenues rose by 6%. Volumes fell by 10%, but average selling prices were up 18%.

2005 was a year of contrasts. ASSC suffered in all its traditional markets, particularly France and Germany, where only automotive-related activities performed well in terms of volumes (+2%) and earnings. In Germany, industrial streamlining initiatives were adopted for the unit's network of finishing centres, and Flachform is due to be sold in 2006.

ASSC also continued its expansion in Central Europe, achieving further growth in sales volumes. This was due in particular to the build-up of volumes (+53%) at the blank cutting centre in Poland, which serves the automotive industry. A new service centre in Slovakia, close to Bratislava, also opened in 2005. This centre will ramp up its activity in 2006.

Finally, ASSC opened a service centre aimed mainly at automotive customers in Durban, South Africa, which will come into operation in 2007.

As well as the geographical expansion in its network, ASSC is also achieving growth by rounding out its range of products and services. Its move into higher-value-added downstream activities is highlighted by its growing stamping business. This was demonstrated by its mid-2005 acquisition of the expertise and production operations of Mobytech in France, which is now called Arcelor SSC Development Aiguebelle. Its first drilling line, which uses a totally new concept, will come into operation in early 2006.

Arcelor Projects

Arcelor Projects' revenues rose by 19% at comparable scope in 2005, despite a 3% decline in volumes. This was due to a 23% increase in average selling prices.

2005 was a year of major industrial and financial investment.

Arcelor Projects completed the construction of its new US tube plant, which will serve the North American foundation market. In Dubai, it built up advance inventories of technical products, in order to meet demand for customers in this region.

In mid-2005, the unit acquired Dutch company De Boer Buizen (since renamed Arcelor Spiral Mill), which also specializes in large welded foundation tubes. This acquisition expands Arcelor Projects' range of steel solutions.

Together with Arcelor's Long Carbon Steels sector, Arcelor Projects also increased its stake in Malaysian company Oriental Sheet Piling to 60%, in order to gain a strong position in the Southeast Asian market.

2005 also brought the successful initiation of the foundations business in China, in collaboration with Arcelor International's local operation.

Arcelor International

Arcelor International's revenues rose by 25% at comparable scope in 2005, despite a 1% decline in volumes. This was due to a 26% increase in average selling prices per tonne.

In 2005, Arcelor International continued to reorganize and redeploy its activities, in order to provide the best possible response to market needs and to anticipate market development. It integrated the Offshore Projects business, opened offices in Central America and Ukraine, and created pooled regional offices with enhanced expertise in Mexico, Canada and China.

Arcelor International also stepped up efforts to support A3S' various entities in their developments in South America, India, China and Southeast Asia, as well as significantly growing revenues from Arcelor's Brazilian plants.

Finally, Arcelor International embarked on an ISO certification project for its entire network, which should be completed in 2006.

Other businesses

Paul Wurth

As a result of the positive global operating environment in the steel industry, Paul Wurth achieved excellent results in 2005. Order intake rose by 58% by comparison with an already-high 2004 figure, and revenues rose by almost 80%.

After the acquisition of Didier-M&P Energietechnik GmbH – a German company specializing in hot blast stove technology and refractory linings for blast furnaces – in December 2004, Paul Wurth acquired the assets and staff of SMS Demag SpA (Genoa, Italy) in 2005. This acquisition gives Paul Wurth additional expertise in coking plants and direct reduction, along with the staff and expertise needed to work on integrated blast furnace construction and modernization projects. It also makes the company world leader in cast iron production technology.

On the commercial side, Paul Wurth signed major blast furnace technology contracts in China, India, Brazil and Russia. In Europe, the company did a large amount of re-lining work for Arcelor group plants in France and Germany.

Paul Wurth maintained its R&D efforts in 2005. As well as increasing the productivity and availability of the Primorec facility in Differdange (Luxembourg), Paul Wurth continued to enhance its existing production base and carried out R&D projects in electrometallurgy and powder metallurgy. The company acquired a 65% stake in Turbofilter GmbH in Essen, Germany through Paul Wurth Umwelttechnik. This acquisition, effective from 1 January 2006, will bolster Paul Wurth's business in environmental protection technologies.

Paul Wurth now employs more than 1,100 staff across around 20 subsidiaries worldwide.

Industeel

In 2005, Industeel strengthened its position as world leader in special alloy and stainless steel plate. Its main specialties include cryogenic sheet steel, special stainless sheet steel, super-heavy sheet alloys, mould alloys, clad plates and wear-resistant sheet steel. It exports more than 50% of its production outside Europe through its global sales network. Industeel is continuing to develop its business by investing more than €5m per year in R&D.

In 2005, its unique position as a provider of custom solutions for major projects allowed it to take full advantage of strong demand in most of its main customer sectors, including oil, gas, petrochemicals, desalination, pollution control and mining. As a result, its revenues rose by 50% to €953m. EBIT was €102m, the highest figure in the company's history.

In order to meet growing demand from customers, Industeel bolstered its primary processing resources by acquiring UF Aciers, based in Dunkirk, France, in September 2005. As part of its strategic development, Industeel plans to increase production capacity in special sheet steels in 2006. Three new heat treatment furnaces will come onstream in the summer.

Circuit Foil

The copper foils industry continued to suffer from surplus capacity and the shift in consumer markets towards China and Southeast Asia. The fall in volumes in late 2004 prompted Circuit Foil to mothball its Canadian plant. Volumes continued to decline in 2005, causing the closure of the Wiltz plant and the transfer of its activities to the second plant in Luxembourg.

The 20% rise in selling prices failed to offset the combination of a 25% fall in volumes, a 20% increase in electricity costs and stoppage costs at the Canadian plant. As a result, Circuit Foil's performance suffered in 2005. The rise in copper prices from $3,000 to $4,600 per tonne and procurement problems made life even harder in 2005.

To raise productivity and reduce production costs, the company adopted Six Sigma techniques. Initial results are expected in 2006.

In Asia, which represents around 50% of Circuit Foil's sales, the company commissioned a cutting service centre in China in 2005 to boost its presence in this market.

Financing

In 2005, Arcelor pursued its financing policy, which remains based around Arcelor Finance SCA and Arcelor Treasury SNC, and focused on optimizing its debt burden.

Arcelor Finance is a vehicle for €5.6bn of short-, medium- and long-term financing. It raises money in the financial markets using Arcelor's credit rating, on which Moody's issued a positive outlook in 2005.

Arcelor Treasury provides day-to-day coverage of financial risks, including those involving foreign exchange, interest rates and commodity prices, in line with the detailed principles approved by the Audit Committee. It also carries out centralized cash management, the volume of which increased sharply in 2005.

In 2005, Arcelor did not carry out any public financing operations in the market. However, it restructured part of its debt to reduce its cost, and continued to reduce the structural subordination of its debt, arranging:

- a €425m loan for Carinox, with an average term of 7 years
- an €85m loan, repayable in constant instalments until 2013, to replace an existing CST loan
- a €150m 6-year bond placing
- early redemption of a $260m bond
- the renegotiation of a €3bn syndicated credit facility with a term of 5 years and a possible 2-year extension

Finally, Arcelor Finance provided financing for the outsourcing of certain pension funds at the end of the year.

Own shares

The Ordinary General Meeting of Shareholders held on 29 April 2005 authorized the Board of Directors, in accordance with the conditions established by the Luxembourg law regarding commercial companies ("the Law"), to acquire the company's own shares or to have the shares acquired by other companies of the Group as provided for in Article 49a of the Law. This authorization replaced a similar authorization dated 30 April 2004. The 29 April 2005 authorization is valid for 18 months, unless renewed before expiry. It allows Arcelor to purchase its own shares at prices of between €10 and €30 per share, provided that the company at no time holds shares equal to more than 10% of its capital as determined by articles 49-2 and 49b of the Law. On 28 April 2006, a proposal will be made to the Ordinary General Meeting of Shareholders to renew the authorization given on 29 April 2005.

At 31 December 2005, Arcelor SA directly owned 253,488 of its own shares.

At 31 December 2005, the Arcelor group held 19,771,296 of its own shares, representing 3.09% of the total number of shares in issue and book value of €98,856,480. Of these 19,771,296 shares, only the 17,979,485 owned by Arcelor SA itself and by its direct subsidiaries Arbed and Usinor should be taken into account in calculating compliance with the aforementioned 10% limit. Voting rights are suspended on all the 19,771,296 shares owned by the Group.

During the 2005 financial year, the Group executed the following transactions in relation to its own shares:

Purchases

- 40,000 shares bought in the spot market by Arbed at €20.00 per share. These purchases were made to stabilize the market price of the company's shares.
- 9,149,502 shares (including 1,000,000 sold by Arbed to Arcelor) bought in the spot market at prices ranging between €15.06 and €21.21 per share, with a weighted average of €17.62 per share. These purchases were made to stabilize the market price of the company's shares as part of a liquidity programme

Sales

- 5,281,497 shares delivered by Usinor as part of the Synergie 2000 employee share ownership plan, at a price of €12.21 per share, and 1,002,012 shares delivered by Usinor as part of the stock-option plan at a price of €15.24 per share, out of a total of 6,700,000 shares sold by Arbed to Usinor).
- 8,896,014 shares sold by Arcelor in the spot market at prices of between €15.14 and €21.25 per share, with a weighted average of €17.61 per share. These sales were made to stabilize the market price of the company's shares.
- 41,090 shares sold by Arbed to Arcelor at a price of €20.20 per share as part of a share award plan for members of the Management Board.

	31/12/2004	31/12/2005	Change
Arbed SA	24,844,086	17,142,996	-7,701,090
Usinor SA	166,510	583,001	416,491
Sidmar NV	1,791,811	1,791,811	–
Arcelor SA		253,488	253,488
TOTAL	26,802,407	19,771,296	-7,031,111

Consequently, the Group acquired 8,189,502 own shares in 2005, representing total book value of €40,947,510 and 1.28% of its subscribed capital at 31 December 2005. It also sold 15,220,613 own shares in 2005, representing total book value of €76,103,065 and 2.38% of its subscribed capital at 31 December 2005. Overall, therefore, it sold a net 7,031,111 own shares, representing book value of €35,155,555 and 1.10% of its subscribed capital as of 31 December 2005.

Sustainable Development

Arcelor stepped up its sustainable development action plans and made significant progress in 2005. The work accident frequency rate (number of lost-time accidents per million hours worked) fell from 3.7 in 2004 to 2.4 in 2005. This confirms the ongoing improvement achieved since 2002, resulting from the efforts of management in close partnership with staff representatives.

The Group continued to implement its environmental policy, with 97% of production sites having ISO 14001 certification by end-2005, as well as paying close attention to legal and regulatory compliance. In the last three years, Arcelor has reduced the total volume of its unconverted residues by 25%, and has achieved a residue conversion rate of 95%. In addition, 6 of its 33 steel plants can be considered as producing no effluent.

Since 1990, Arcelor has reduced CO_2 emissions in Europe by 18%. Between 2005 and 2007, Arcelor will receive CO_2 credits as part of various national allocation plans in Europe, covering anticipated production levels. To prepare for the future and further reduce its greenhouse gas emissions, Arcelor is co-ordinating the efforts of 48 companies and universities as part of an ambitious research programme entitled ULCOS (Ultra Low CO_2 Steelmaking). The project aims to develop breakthrough technologies, and is supported by the European Commission.
Respect for different cultures is an everyday reality at Arcelor, which employs people of no less than 60 nationalities.

In 2005, Arcelor was the first steel company to sign a Worldwide Agreement on Principles of Corporate Social Responsibility with the International Metalworkers' Federation (IMF) and the European Metalworkers' Federation (EMF). This agreement confirms Arcelor's commitment to applying the same demanding social and environmental standards throughout the Group.

Arcelor complies with the strictest corporate governance standards. As well as the separation of powers between the Chairman and Chief Executive Officer, Arcelor has a Board of Directors consisting entirely of non-executive directors (the majority of which are independent), two Board-level committees and high-quality financial communication with investors and shareholders.

In 2005, Arcelor was once again recognized for its commitment to sustainable development by being admitted into the Dow Jones Sustainability Index World (one of three steel companies, alongside Dofasco) and into the FTSE4Good Global and FTSE4Good Europe indexes. It was also the only steel company to be included in the Global 100 Most Sustainable Corporations in the World.

Outlook

The broad trends set in 2005 should continue in 2006. Worldwide GDP is expected to grow by around 3.4%, driven mainly by North America and Asia (excluding Japan).

In the USA, industrial production should rise by 3.0%, with the main steel-consuming sectors seeing solid growth except for the automotive industry, which is likely to contract. In Canada, industrial production is expected to grow by 2.4%.

The pace of growth in Brazil is set to accelerate in 2006, with GDP up 3.6% and industrial production up 3.8%. All steel-consuming industries should benefit from this growth, particularly the auto sector, which is expected to expand by 5.4%. The construction sector is likely to grow by 3.8%. Argentina is set to consolidate its expansion with growth of 5.0%.

In Asia ex-Japan, growth is set to remain firm and similar to that seen in 2005.

In Europe (EU15), 2006 is likely to be a little better than 2005. Industrial production should rise by 2.4% and all steel-consuming sectors should see growth. The new members of the European Union are likely to maintain a stronger pace of growth, particularly Poland, where industrial production is expected to rise by 6.4%.

In Turkey, GDP should grow by 5.0% and industrial production by 4.8%. The CIS is likely to see GDP growth of 6.5%, while industrial production should rise by 6.2%.

The world steel sector is expected to expand by around 7%, and growth should be spread more evenly than in 2005. Apparent consumption in China is likely to rise by only 10%, due to excess inventory build-ups in 2005. In the rest of the world, apparent consumption should increase by 5%. Forecasts of 5% for Europe (EU25) and 7% for North America are based partly on higher actual consumption and a technical improvement caused by renewed inventory-building, since inventories were lower than normal at end-2005. In South America, apparent consumption should rise by around 7% in 2006. In the CIS, the Middle East and Asia (ex-China), apparent consumption is set to rise roughly in line with actual consumption, i.e. by 5%, 6% and 4% respectively.

In the EU15 countries, actual consumption of finished products is likely to increase by around 2.0%. Supply restrictions adopted in 2005 should have an impact on apparent consumption in 2006. Although this outlook is optimistic, it is supported by recent movements in order backlogs for both long and flat carbon steel products. The combination of renewed demand in North America and Europe (EU25) and ongoing strong growth in emerging countries' internal demand could create an environment conducive to price rises.

In the stainless steel market, conditions are likely to be much more positive than in 2005, with apparent consumption growth of around 5-7% worldwide, close to the trend in actual consumption.

Arcelor is actively managing its portfolio of businesses in order to achieve a further reduction in earnings volatility. It is also stepping up its reorganization by maintaining cost-reduction and restructuring efforts announced at the time of the merger in 2002. Arcelor is expanding in regions with strong growth potential and low costs, in order to lower its breakeven point and bolster its leadership in global markets. Arcelor has hit its merger synergy target of €700m a year ahead of schedule.

Other gains are expected from the implementation of plans to be announced in the next few years.

Arcelor's performance in 2006 is likely to be boosted by the consolidation of Dofasco and Acesita, and by ongoing cost-reduction efforts. CST's development will support the structural improvement in Arcelor's profitability, while acquisition projects, which are at different stages of maturity, should increase Arcelor's exposure to high-growth markets worldwide.

The active management of the business portfolio includes disposals of non-core activities and carefully planned closures, and will be conducted in accordance with Arcelor's tradition of sustainable development and corporate social responsibility. These disposals and closures will not threaten the

Group's development, which will be pursued through organic investment and targeted acquisitions and by maintaining leading-edge production systems through reasonable and appropriate capital expenditure. Arcelor will maintain its presence in high-value-added product markets through sophisticated partnerships, particularly in the field of R&D.

Post-balance-sheet events

Following the announcement that Mittal Steel Corporation was planning a public offer for Arcelor, Arcelor's Board of Directors, chaired by Joseph Kinsch, examined the proposal in an extraordinary meeting on 29 January 2006. After a detailed analysis of the available information, the Board unanimously rejected Mittal Steel's proposal, which it regarded as hostile. It took the view that pursuing Arcelor's existing strategy was the best guarantee of creating shareholder value.

Arcelor's offer to buy all of Dofasco's outstanding ordinary shares closed on 7 March 2006. At the end of the offer period, 77,530,766 shares, representing 98.5% of Dofasco's outstanding ordinary shares, had been tendered to Arcelor's offer. As soon as it authorized to do so, Arcelor now intends to acquire all remaining Dofasco shares at the offer price of 71 Canadian dollars per share, through the squeeze-out procedure allowed under Canadian legislation governing joint-stock companies. Arcelor also intends to delist Dofasco's ordinary shares from the Toronto Stock Exchange as soon as it has acquired enough shares to do so. The amount paid to acquire all of Dofasco's ordinary shares will be around 5.6 billion Canadian dollars (€3.95bn). Dofasco was founded in 1912 and is a major North American steel producer. Its products include hot-rolled, cold-rolled, galvanized and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and laminate. Its main customers are in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. Dofasco operates in Canada, the USA and Mexico. It also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open-pit mine and a pellet plant at Port-Cartier in Canada.

On 27 February 2006, Arcelor presented its 2006-2008 plan to maximize value creation for Group shareholders. The plan includes:

- a normalized EBITDA target of €7bn per year, with potential for further improvement
- cash flow of €4.4bn per year
- continuation of the progressive dividend policy, with a normalized payout rate of 30%
- a policy of earnings-enhancing acquisitions ensuring a return on capital employed of over 15%
- a commitment to returning surplus cash to shareholders, including cash from disposals of non-core assets

Arcelor will be able to raise shareholder remuneration by sharply increasing cash flow and by actively managing its portfolio of businesses.

In implementing its growth plans, Arcelor will maintain a disciplined focus on earnings-enhancing projects that comply with its strategic vision. The Group will look at opportunities to bolster its global leadership in key strategic markets such as automotive, and will continue to seek regional leadership in geographical areas that show substantial scope for profitability and growth.

Arcelor has increased the potential of its flat stainless steels business through investment (Carinox in Belgium) and acquisitions (Acesita in Brazil). It will continue its strategic assessment of this business, and will explore all options to maximize shareholder value.

Additional information about Arcelor SA

Arcelor SA, a company incorporated under Luxembourg law, is the parent company of the Arcelor Group. Arcelor SA generated earnings of €2,006m in 2005, primarily from revenues from its holdings.

The General Meeting of Shareholders to be held on April 28 2006 will be asked to approve the distribution of a gross dividend of €1.20 per share with respect to 2005, compared with €0.65 per share for 2004.

Risks related to Arcelor Group activities

General legal risks related to Arcelor Group activities

The Group is not exposed to any major legal risk as a result of its steelmaking activities. The Group's production plants are operated in full compliance with all relevant regulations.

The conditions under which the Arcelor group markets and delivers its products are subject to commercial negotiation. Delivery conditions may specify that courts sitting in the purchaser's country will be competent to rule in the event of dispute. Furthermore, legislative or regulatory instability in some of the countries where the Arcelor Group operates (e.g. through joint ventures) may pose a general legal risk that may lead to exposure through the conduct of its activities. The Group has a number of decentralized legal teams in its main non-European locations. Where it is not financially feasible to maintain its own legal resources, the Group engages the services of internationally recognized and reputable law firms.

In some instances, the Arcelor group may have no alternative but to insist on its rights and safeguard its interests in the context of its business activities, especially where technical or commercial disputes are concerned (for more information on this point, please refer to the "Litigation", "Sales Barriers" and "Anti-dumping and anti-subsidy practices" chapters).

Standard legal risks relating to the Group's activities and operations are managed by the Group's Legal Affairs Department. This department is subject to internal control by Internal Audit (see Chairman's Report on corporate governance and internal control).

It should be noted that identified legal risks have been covered by provisions within the relevant Arcelor Group subsidiaries in accordance with the appropriate accounting standards.

The Arcelor group no longer has any ore extraction or coal mining activities in Europe.

Industrial risks

The various stages of steel production

Liquid steel is produced either from ore (smelting accounting for 70% of Arcelor's production) or from scrap metal (electric-arc furnace production representing 30% of Group output). The liquid steel is then solidified by casting in a continuous flow machine. This results in semi-finished products in the form of rectangular section bars (slabs) or square section bars (blooms or billets), which are the feedstock for the final production form. This feedstock is converted into finished products by rolling, with some products undergoing additional heat treatment. Over half the hot-rolled sheet produced is later cold-rolled, and may be coated with anti-corrosion protection.

Type of risk

Accidental fire and explosion are the major operational risks in the various types of steel producing plants, which include coking plants, sintering plants, blast furnaces and electric-arc furnaces.

The main causes of these risks include the production of gas (in coking plants and blast furnaces), the high combustibility of the coals used and contact between cooling water and molten metal.

The electrical equipment and reheating furnaces used in hot and cold rolling mills and coating plants represent the main fire flash-points. The lubricants and hydraulic fluids used are highly flammable.

Steel production requires the use of scrap metal, whether for converting hot metal into steel in a converter or directly in an electric-arc furnace. Arcelor applies stringent internal controls to protect itself against the risk of radioactive scrap iron entering its furnaces.

Risk assessment: impact and probability

Industrial safety is a strategic issue for Arcelor. Each site applies the Group safety policy, with adaptations to comply with local legislation. This policy contains all the organizational and material provisions required to prevent industrial accidents or incidents wherever possible and to limit their consequences for people, facilities and property.

The general objectives and management responsibilities are set down in writing, and practical action plans are drawn up to address the differences between practice and those fixed objectives.

Industrial risks are analyzed at the design stage and preventive measures are put in place in accordance with the Arcelor "Loss Prevention Guide". Sites are subject to internal and external audits at a predefined frequency reflecting the degree of individual risk. These audits are followed up with a risk assessment report, setting out preventive actions involving the workforce and plant equipment. Sites subject to Seveso II regulations have been subject to special audits conducted by internal experts, in accordance with the Arcelor DCO-18001 reference procedure. These audits were extended to other Group sites during 2005, and this will continue in 2006.

Risk monitoring and measurement procedures

Ever since the company was first created, Arcelor has operated an industrial safety committee as part of its Health & Safety Department. The committee is made up of industrial and engineering safety representatives at the Group's business units. Its mission is to define and propose safety initiatives to the Management Board. The committee is responsible for implementing the Arcelor "Loss Prevention Guide" which measures industrial safety levels and ensures that those levels are consistent across all Group sites. It has also set up a network of industrial safety specialists, responsible for day-to-day management, plant compliance and adherence to regulations.

Every year, a priority investment plan is put in place to implement practical recommendations. This plan is then supervised by the Arcelor Health & Safety Department's industrial safety committee.

Environmental risks

Environmental risk management identifies known and estimated impacts, which are covered by balance sheet provisions. It also identifies any future internal or external events (with varying degrees of probability) liable to prevent Arcelor from attaining its environmental targets and that could, from an accounting point of view, lead to the recognition an off-balance sheet commitment (corresponding to an estimated future expense which is possible, but not certain) or, alternatively, an investment.

Internal events may occur mainly as a result of failures in the production process or the procedures involved in treating industrial waste and residues. These failures could jeopardize Arcelor's ability to attain its target of complying with current legislation and a ensuring a continual reduction in the volumes of waste and non-recyclable materials produced.

Arcelor has developed four types of controls to address these risks:

- Directive: every production site is required to obtain ISO 14001 certification and a Group-wide environmental policy is implemented.
- Preventive: the Environment Department is systematically involved in major investment projects, in order to build installations that respect the environment and that limit noise and visual pollution from heavy industrial activity as much as possible. Environmental managers are involved in the due diligence procedures that precede all acquisitions.
- Detection-based: waste monitoring scorecards are used for all Group subsidiaries. In addition, the Environment Department has set up a process for auditing compliance with legislation and the Group's environmental policy.
- Corrective: a Group-level organization stimulates synergies and encourages sharing of environmental best practice.

External events relate mainly to the growing demands imposed by environmental laws and regulations. This legislative pressure concerns four issues primarily:

- CO_2 emissions, with the European directive concerning the trading of CO_2 emissions rights, whose initial phase began on 01/01/2005 and will continue until 31/12/2007. The operational phase is scheduled for 2008-2012, after which the directive specifies 5-year emission reduction cycles.
- Processing of waste generated by sintering plants, principally due to the implementation of the European IPPC (Integrated Pollution Prevention and Control) and NEC (National Emission Ceilings) directives.
- Increased restrictions and taxation on the storage and elimination of industrial residues.
- Soil clean-up operations on defunct sites. This presents a major challenge to the Group, since the cost involved can only partially be offset by reallocating land for new activities.

Constant changes to the legislative framework cause the target for regulatory compliance to shift constantly. This plays a direct role in increasing the future operating costs of steelmaking plants, with those in Europe being most affected.

To manage the risks arising from the introduction of the European directive on CO_2 emissions and to take advantage of any opportunities, Arcelor manages its quotas centrally via a CO_2 co-ordination committee. Decisions to buy or sell quotas are taken by the Management Board depending on allocations, future emissions forecasts and past emissions data. Trading of quotas is assigned to Arcelor Treasury, which handles the Group's central cash management.

Without waiting for the Kyoto protocol to come into force, Arcelor is constantly enhancing its production process to reduce CO_2 emissions as far as possible. For example, it is converting some of its plants to electric-arc furnaces making steel from scrap metal instead of iron ore. Arcelor is also co-ordinating the ambitious ULCOS[1] research programme, which involves other European steelmakers,

(1) ULCOS = Ultra Low CO_2 Steelmaking

gas producers and research institutes, and has the objective of reducing CO_2 emissions per tonne of steel produced by 50-75% by 2050. In its first phase (2005-2009), ULCOS has a budget of €45m, of which 50% comes from the EU and €2.3m from Arcelor. During this phase, all possible ways of reducing CO_2 emissions will be explored. These include capturing and storing CO_2 in impermeable geological layers, replacing carbon with methane in blast furnaces, using new types of furnace, using biomass and recovering CO_2 produced in the steel production process.

Another initiative already underway is to play a major role in renewable energy and biomass, in which CO_2 is fixed by growing vegetation. Two of Arcelor's Brazilian subsidiaries, CAF Santa Bárbara and Acesita Energética, are cultivating more than 180,000 hectares of eucalyptus plantations. CAF has Forest Stewardship Council certification, while Acesita Energética is in the process of obtaining this certification.

Arcelor is convinced that cutting CO_2 emissions is an absolute necessity. However, it does not agree with the principles set out in the European directive, because of the distortions it creates as regards steel producers outside Europe and organic materials that only produce emissions at the end of their life cycle and which are therefore not covered by restrictions. In addition, there is uncertainty about how regulations will develop during the 2008-2012 period and beyond 2012. This does not tally with the long-term perspective that determines heavy industrial investments. Finally, in its current version, the directive does not allow the recovery of quotas of sites due for closure. As a result, Arcelor has decided to file a complaint with the European Court of Justice against the directive itself and its transposition into national legislations.

Risks relating to the storage of waste are managed through the by-product recovery policy, as described in the Arcelor's third sustainable development principle (page 81).

Working conditions and Human resource management

Human rights and working conditions

Arcelor already operates in a large number of countries, and its international expansion is set to accelerate further. Working cultures vary widely between regions of the world. Arcelor does not wish to impose a single model, and respects the cultures of its subsidiaries. However, in accordance with the Worldwide Agreement on Principles of Corporate Social Responsibility, the Group does not tolerate any infringement of the fundamental rights of workers at its sites, whether they are employed by Arcelor or by sub-contractors.

Arcelor has enshrined these principles in its Code of Ethics and Principles of Responsibility, with which each Arcelor employee is required to comply.

To ensure effective compliance with these principles, internal audits are carried out at the operational level, in conjunction with independent experts. The European Works Council and the committee for monitoring the Worldwide Agreement on Principles of Corporate Social Responsibility are informed of the audits' conclusions and any measures taken.

Worker health and safety

Arcelor takes a safety-first approach to the steel industry's inherent risks. The safety of its workers is Arcelor's prime concern. Accidents are becoming less and less frequent, and Arcelor has a zero accident target. Although the Group experiences accidents every year, it is reasonable to say that accident risks are under control within Arcelor. For more information on accident risk management, see the Sustainable Development chapter (page 77).

The Group's senior management is also concerned about risks to employees' health, awareness of which has been increased in the last few years. Courts are putting increasing emphasis on the employer's liability in occupational illness cases. The concept of employer liability appears to have reached an extreme level in asbestos lawsuits in France. Law firms have made claiming asbestos damages a speciality, and the legal system does not seek to reconcile the consequences of asbestos (lung cancer) with employees' working conditions and contact with asbestos, or with employees' lifestyles, particularly their tobacco consumption. Risks resulting from handling products that may have an impact on workers' health are taken into account by the product safety department, which identifies them, proposes risk-reduction measures and monitors implementation of these measures.

Age structure, succession planning and skills development

The average age of Arcelor's employees is around 45. However, the age structure varies between sites and functions. To prevent skills shortages in key positions, human resources teams co-ordinate business-line and career committees, which draw up inventories of existing and required human resources, taking into account mobility. Depending on requirements, succession plans are drawn up, and training and recruitment plans are put forward. Additional information on skills development can be found under Principle 5 of the Sustainable Development chapter (page 89).

Employee-relations risks relating to restructuring decisions

The Group operates in a fast-changing global environment, and must evolve permanently in order to anticipate change while preserving its advantages. Strategic decisions involve industrial developments at Arcelor sites and the reorganization of cross-discipline functions.

This results in employee-relations risks for Arcelor. Strikes may occur during the negotiation of restructuring-related assistance measures. Strike action may interrupt the activity of certain Group sites for an indeterminate length of time. Since many sub-contractors work on Arcelor sites, sites may be affected by strike action unrelated to Group decisions.

Arcelor takes a responsible approach to its employees and partners, and acts early to facilitate the industrial changes arising from restructuring decisions. Announcements are made several years in advance if possible. Planning ahead in this way allows in-depth talks with organizations that represent staff, with the public authorities and with all other entities concerned. These talks are aimed at handling the social consequences of industrial changes in a optimal fashion. Arcelor also offers practical assistance with the economic redeployment of the affected employment pools. As a result of its firm commitment to social dialogue, the Group set up a European Works Council as soon as it was formed. The EWC is the focal point for collaboration and discussions between Arcelor's management and staff representatives.

However, labour disputes, while unpleasant and unfortunate, are sometimes inevitable. To limit the impact of such disputes on its clients, Arcelor uses its scale and the geographical spread of its plants to guarantee supplies in the event that production at one of its sites is stopped.

Ethics, anti-fraud measures and legal compliance

Recent financial scandals have received extensive media coverage and have raised questions about business ethics. In response, the Group has introduced systems to prevent such occurrences within Arcelor. Arcelor wants to set the standard in the steel industry, not only in terms of profitability but also business conduct.

The factors leading to fraud can be described as the "Fraud Triangle". Employees who commit fraud generally are able to do so because there is opportunity, pressure, and rationalization. Fraud can be classified in three categories: corruption, misappropriation of assets and falsification of financial statements or performance indicators. Each category is covered by different control resources (prevention, detection and correction).

Preventive controls are based mainly on the Code of Ethics and its implementation. As regards financial reporting, the head of each Group entity is required to send a letter to Arcelor's CFO stating that the entity's financial statements comply with the Group's accounting rules and procedures. To prevent the misappropriation of assets through claims of unjustified business expenses, Arcelor has a single policy on travel and entertainment expenses, which is implemented through site-specific procedures.

Detecting fraud is very difficult. Employees who have ethics-related questions may contact the Ethics Compliance Officer confidentially to discuss their concerns or to provide information. Since 2005, the Business Risk Control function (part of Internal Audit) has had a fraud team whose responsibilities include training internal auditors in fraud detection. In addition, the statutory auditors are required by the ISA 240 standard to show professional scepticism during their work on financial statements and to inform the audit committee of any problems.

If, despite prevention efforts, fraud takes place, line managers initially decided what action to take. Employees that infringe the Code of Ethics have no place at Arcelor. The Audit Committee is informed of any problems that may arise.

More generally, the Board of Directors, the Management Board and the management teams of Group entities, with the support of the BRC function and the Ethics Compliance Officer, ensure strict compliance with the laws and regulations of countries in which the Group operates.

Risks arising from new chemical product regulations in the European Union (REACH[1]) and worldwide (GHS[2])

Both the European Union and United Nations aim to ensure a high level of protection for human health and the environment with respect to the production and use of chemicals.

Arcelor views this globally-shared intention as an opportunity rather than a threat, since it corresponds with Arcelor's commitment to making products that are safe for customers and consumers through its sustainable development objectives.

At the European Union level, the European Commission has published a draft regulation for the registration, evaluation and authorization of chemicals (REACH), along with restrictions applicable to these substances, and has set up a European Chemicals Agency.

REACH focuses on the 30,000 substances introduced into the market before 1981 and manufactured or imported in quantities of more than one tonne per year, on which hazard information has not been sufficiently well examined by the current system.

The final decision on REACH should be taken by the European Parliament and the Council of Ministers in the autumn of 2006. The Commission expects the regulation to be published in the spring of 2007 and to come into force in the fourth quarter of 2008.

(1) REACH = Registration, Evaluation and Authorization of Chemicals.
(2) GHS (Globally Harmonized System) = the standardized system for classifying and labelling chemical products, established under the oversight of the United Nations.

In the rest of the world, the United Nations Economic and Social Council has developed a Globally Harmonized System for producing labels and safety datasheets for chemical products. The GHS was published in July 2003 and will allow the same chemical product to carry the same labelling in all countries.

This system will apply worldwide and will be implemented in the European Union as part of the REACH programme.

Outside the European Union, GHS is likely to be relatively undemanding in terms of administration. As part of the EU REACH programme, though, it will lead to high administration costs. This will distort competition to the detriment of products made in the EU.

Although steel is usually sold in massive form, its production falls within the scope of REACH. GHS as implemented within REACH will cover the toxicological or ecotoxicological classification of steel ingredients and their use by the client, particularly in welding operations.

Arcelor is preparing for these new regulations through its Product Safety Committee, which brings together specialists from the Health & Safety, Environment, Innovation-R&D and International Affairs departments, and from the Group's various Sectors and Sales Departments. This Committee also co-ordinates the lobbying of European authorities via professional organizations such as Eurofer and Unice.

Market risks (liquidity, interest rate risk, exchange rate risk and risk on securities held)

See note 25 to the consolidated financial statements (page 188).

Insurance and risk coverage

Arcelor's policy is to arrange worldwide Group insurance to cover catastrophic risks. These policies are arranged only with insurers that have the highest level of solvency. Local insurance policies cover risks that must be covered under local legislation. The amounts insured reflect financial risks arising from catastrophe scenarios and the products offered in the insurance market.

For all insurable risks, the Group prefers to self-insure low-frequency risks that can be borne by individual business units. As a result, excesses are tailored to suit the financial resources of individual units, with the aim of raising awareness of risk prevention.

Arcelor's captive reinsurance company covers medium-level risks as a way of optimizing and smoothing the cost of insurance at Group level. Its risk exposure is limited through reinsurance.

In 2005, in the context of industrial safety, Arcelor allocated €30m over and above the normal business unit risk-prevention budget to protect its industrial units. Arcelor's commitment to improving protection of its industrial units has a dual positive impact: the Group has since 2004 maintained a very low annual level of claims relative to other steel producers, and is continuing to reduce its insurance premiums.

To reduce risks even further the Group:
- carries out internal training, designed to raise awareness of risk issues among employees at all levels
- trains staff in the appropriate industrial safety techniques.

There is no two-tier safety system.

In terms of preventing damage and the subsequent loss of production, the Group
- hires external consultants to conduct engineering audits on fire safety systems and machinery breakdown risks in every facility where the insured asset value exceeds €50m. All such installations

have now been audited. The recommendations made as a result of these audits form the basis of decisions to allocate additional budgets to fund preventive measures.
- examines the major loss scenarios and predicts the possible effects on personnel, the environment and facilities.
- strengthens resources designed to limit the probability of catastrophic damage and its consequences.
- formalizes existing intra-group breakdown resources to limit consequential loss of production
- transfers any residual catastrophic risk in excess of €20m per claim to the insurance market. Amounts insured depend on the business sector and the products available in the insurance market.

In terms of civil liability cover, the amounts insured reflect the products available on the market and the amounts insured by other industrial groups of comparable size and activity. In meeting specific local needs, the Group arranges local Group policies for each country. To harmonize civil liability cover at the Group level – especially in terms of delivered products – it also has a worldwide Group policy to complement the local policies mentioned above.

When customers task the Group with transporting products by ship, the ships used must:
- be classified by a classification society belonging to the International Association of Classification Societies (IACS)
- be covered by a P&I Club with the highest level of solvency
- hold an International Safety Management (ISM) certificate and an International Ship & Port facility Security (ISPS) certificate, both valid for the full period of the voyage
- be less than 21 years old, whenever possible

If Arcelor charters ships, it must be notified:
- of the results of the latest inspections made by port authorities
- of the existence of any major event affecting the ship in the previous 12 months

The full insured amount corresponds to the maximum potential risk per event.

Procurement and dependency risk

Raw materials

The Arcelor Group is a major purchaser of raw materials, particularly iron ore and coal. It bought more than 50 million tonnes of iron ore in 2005, mainly sourced from Brazil, Mauritania and Australia, but also Sweden, Venezuela, Canada, South Africa, India and Russia. The Group purchased 24.5 million tonnes of coal during 2005, most of which came from Australia, the USA, Canada and Russia.

Arcelor sourced 288,000 tonnes of zinc, 422,000 tonnes of chromium, 78,000 tonnes of nickel and 548,000 tonnes of stainless (nickel) scrap during the year. The Group initiated a policy to diversify its procurement sources in 2005.

Energy

Despite generating around one-third of its own requirements, Arcelor is one of the largest energy consumers in many European countries. In order to reduce its exposure to electricity, Arcelor is pursuing initiatives to generate electricity from gas produced in the steelmaking process. It has projects in various locations, including Fos (scheduled to come into service in 2008) and Dunkirk (April 2005) in France, as well as Ghent (2010) in Belgium. Arcelor is also committed to developing long-term contracts as part of industrial partnerships with electricity producers.

Natural gas purchasing contracts are pooled for each country, in order to take full advantage of market deregulation. However, underlying exposure to Brent crude oil prices was a major risk factor when oil prices rose in 2005.

Group purchasing performance

The Group's purchasing process has ISO 9001/V2000 certification and TS 16949 accreditation. The development of e-purchasing further enhances the effectiveness of initiatives already implemented. In organizational terms, a dedicated team has been set up to support the Group's global business development through the strengthening of partnerships with existing suppliers and the ongoing assessment of new procurement opportunities.

The 2006 development plan aims to maintain the progress already achieved. It includes initiatives relating to anticipation of market developments and risk management, compliance with Arcelor's Code of Ethics in purchasing, the safety of all subcontractors working on Arcelor sites and cross-disciplinary co-operation between all those involved in the procurement process.



Sustainable development

Ongoing sustainable development policy across the whole Arcelor Group

Arcelor's sustainable development strategy

Arcelor's sustainable development strategy is fully compliant with the definition of sustainable development contained in the Bruntland report (1987): "development that meets the needs of the present without compromising the ability of future generations to meet their own needs". Arcelor's management team has customized this definition, based on the 4 Ps: **Profit**, because without it there is no development; **People**, because it is the men and women of the company who make the company; **Planet**, because the preservation of the environment is a priority for any responsible company; and **Partners**, because it is the creation of value for all partners that will ensure Arcelor's long-term success.


Shareholders
Employees & Representatives
PROFIT
Financial Institutions
Clients & Suppliers
Arcelor
PARTNERS
PEOPLE
PLANET
Neighbours-Residents
Communities NGOs

Arcelor has developed eight priority areas of action based on the 4 Ps:

1. Profitable growth through producing and marketing steel products
2. Management of risk and safety, including the safety of our products and the health of our employees
3. Protection of the environment and the preservation of scarce resources
4. Open dialogue with all partners
5. Skills development around common values of quality and efficiency
6. Innovation to create value and support sustainable development
7. Strict compliance with corporate governance rules
8. Responsible citizenship


SUSTAINABLE DEVELOPMENT
Group profitability
Health and safety
Environmental protection
Dialogue with all partners
Skills development
Innovation and quality
Corporate governance
Responsible citizenship
arcelor

Arcelor's commitments

Arcelor's sustainable development approach is based on various commitments and charters, which define the Group's missions and values and those of its entities, along with the obligations of each Group employee. Arcelor applies sustainable development standards in all countries in which it operates

2002

- Definition of the Arcelor Environmental Policy (page 83)
- Adoption of the Arcelor Health and Safety charter (page 78)

2003

- Signature of the United Nations Global Compact (page 71)
- Adoption of the Arcelor Principles of Responsibility, based on the United Nations Global Compact

- Update of Arcelor's General Purchasing Terms and Conditions, with the inclusion of clauses concerning the compliance of Group suppliers and subcontractors with the United Nations Global Compact and Arcelor's sustainable development principles.

2004
- Definition of the panhealth policy

2005
- Adoption of the Arcelor Code of Ethics (page 98)
- Signature of a Worldwide Agreement on Principles of Corporate Social Responsibility with the International Metalworkers' Federation (IMF) and the European Metalworkers' Federation (EMF), covering Arcelor's social and sustainable development principles (page 91)
- Signature of a strategic partnership in China with the United Nations Development Programme (UNDP) to promote energy efficiency and environmental protection (page 83)

Giving sustainable development responsibility to all staff

Giving each Arcelor employee responsibility for sustainable development is central to the policy adopted by Arcelor's Management Board. Sustainable development must enable employees worldwide to apply best practice in the economic, employee-relations, environmental and social fields, and enable Group entities to share the same procedures and standards.

Sustainable development is guided by the Group's Management Board and implemented by a Sustainable Development Division. This Division works in close collaboration with all Group functions and departments, including the Group Management Board, Finance, Investor Relations, Environment, Health and Safety, Business Risk Control, Human Resources, Innovation and Research, Procurement, Communication, General Secretariat, Legal and Ethics. The aim of this collaboration is to make sustainable development an integral part of the organizations, information systems, behaviour and objectives of each Arcelor unit.
Each year, quantitative and qualitative targets are set by the Management Board for each component of the Group sustainable development strategy, and progress is monitored by the Management Board using scorecards.

To increase the awareness and involvement of all staff, there is a strong emphasis on sustainable development in the training provided by Arcelor University, in the Group's sector and trade conventions, on the intranet, in internal newsletters, and in the programme of site visits by the Management Board.

Socially responsible investment: best-performing company in the steel industry

In 2005, the main corporate social responsibility (CSR) rating agencies recognized Arcelor's performance and its commitment to sustainable development.
Arcelor was the only steelmaker in the Global100 Most Sustainable Corporations in the World list presented during the World Economic Forum in Davos.
Arcelor is a constituent of the Dow Jones Sustainability Index World, alongside Dofasco, and of the FTSE4Good Global and Europe indexes.

The company is also part of Vigeo's Aspi Eurozone index and Ethibel's Pioneer Sustainability Index World index.
Exame magazine named Acesita, Belgo and CST, which make up Arcelor Brasil, as three of Brazil's top ten companies in terms of social responsibility.

Arcelor and the United Nations Global Compact

THE GLOBAL COMPACT

Arcelor joined 2,500 companies around the world by signing the United Nations Global Compact in September 2003.

The Global Compact (www.unglobalcompact.org) was launched in 2000 by the UN Secretary-General. It aims to incorporate a set of fundamental values relating to the Universal Declaration of Human Rights, international labour standards, environmental protection and the fight against corruption into business practices.

Signatory companies commit individually to applying the Global Compact's ten principles and to promoting their diffusion among all stakeholders.

Human rights

Principle 1: Business should support and respect the protection of internationally proclaimed human rights; and

Principle 2: Make sure that they are not complicit in human rights abuses.

Labour standards

Principle 3: Business should uphold the freedom of association and the effective recognition of the right to collective bargaining;

Principle 4: The elimination of all forms of forced and compulsory labour;

Principle 5: The effective abolition of child labour; and

Principle 6: The elimination of discrimination in respect of employment and occupation.

Environment

Principle 7: Business should support a precautionary approach to environmental challenges;

Principle 8: Undertake initiatives to promote greater environmental responsibility; and

Principle 9: Encourage the development and diffusion of environmentally friendly technologies.

Anti-corruption

Principle 10: Business should work against all forms of corruption, including extortion and bribery.

Arcelor's sustainable development strategy and Principles of Responsibility, upheld by the Group's Management Board, are fully in line with the Global Compact's ten principles. Arcelor's eight sustainable development principles reflect its determination to reconcile its economic (Profit), social (People) and environmental (Planet) strategies, for the greater good of all its Partners.

A key aspect of Arcelor's commitment to the Global Compact is the promotion of the ten principles among the Group's subcontractors and suppliers. In 2004, the Arcelor Purchasing Division introduced a set of elementary obligations for suppliers concerning human rights, labour standards and environmental protection. The Sustainable Purchasing program now allows Arcelor's Purchasing Division to evaluate suppliers using a scorecard that checks compliance with each of Arcelor's commitments and values in terms of sustainable development and the Global Compact.

To support the adoption of the tenth Global Compact principle, Arcelor adopted a Code of Ethics in 2005. This Code defines the behaviour required of each Group employee, in particular with regard to combating corruption (alongside its Principles of Responsibility), and an early warning / whistleblowing procedure (see page 97 of the corporate governance chapter).

Sustainable development scorecard

Performance indicators for each of Arcelor's eight sustainable development principles have been developed and introduced across the entire Group.
The remuneration of Group managers is partly based on movements in these indicators.
The Management Board pays special attention to annual improvement plans in each of the eight areas of sustainable development.
This dynamic approach to sustainable development contributes to creating an Arcelor culture based on ongoing improvement and excellence, and ensures greater mobilization of the Group's entities, greater involvement of managers and personnel, and faster dissemination of know-how and best practice between entities.

Main achievements in 2003	Main achievements in 2004	Main achievements in 2005	Targets
1. Group profitability			
Improvement in return on capital employed (ROCE): 8.5% compared with 6.7% in 2002	Record ROCE: 27.4%	ROCE maintained at the high level of 26.5% despite a €4bn increase in capital employed	• Normalized EBITDA of €7bn • Sustainable cash flow of €4.4bn per year • Dividend pay-out ratio of 30% • Efficiency gains of €2.2bn
Significant reduction in debt	Further significant reduction in debt	Further significant reduction in debt	
Synergy targets exceeded	Synergy targets exceeded	Synergy targets exceeded	
2. Health and safety and risk management			
38% reduction in accident frequency among Arcelor employees relative to 2002	32% reduction in accident frequency among Arcelor employees relative to 2003	35% reduction in accident frequency among Arcelor employees relative to 2004	Accident frequency rate below 3 for 2006 Eventual objective of zero accidents
		21% reduction in accident frequency among subcontractor staff relative to 2004	20% reduction in accident frequency among subcontractor staff
Safety Convention attended by staff representatives	Bilbao Health And Safety Convention and implementation of initial action plans	Update of the Health And Safety Charter as part of work initiated in the Bilbao Convention	Implementation of the health policy
Identification of major risks and action plans for all Group business model processes	Identification of major risks and action plans for all Group business model processes	Definition of Arcelor's risk universe (dynamic Group risk consolidation model)	Deployment of a risk management policy
Mapping of major risks at Group and business unit level	Mapping of major risks at Group, business unit and site level	Integration of sustainable development risks into Arcelor's risk map	Integration of risk maps into reporting tools
3. Protection of the environment and scarce resources			
ISO 14001 certification for all large production units	Certification of 96% of production units and 50% of finishing units	ISO 14001 certification of 97% of production and 68% of finishing units	ISO 14001 certification of 100% of production and finishing units
Stabilization of CO_2 emissions	Stabilization of CO_2 emissions	Implementation of ULCOS project	Reduction in CO_2 emissions in Europe by 25% by 2012 compared with 1990
Recovery of 95% of by-products	Recovery of 95% of by-products	Recovery of 98% of by-products	Recovery of 98% of by-products

Main achievements in 2003	Main achievements in 2004	Main achievements in 2005	Targets
4. Dialogue with partners			
Dialogue with staff representatives, involving proposals and consultation work, as part of the European Works Council	Assessment of the European Works Council's operations	Ongoing dialogue with all Group partners	Ongoing dialogue with all Group partners
Employee-relations statistics teams for all Arcelor managers in Europe; satisfaction survey for staff in Brazil	*Monitoring of employee-relations statistics teams*	*Monitoring of employee-relations statistics teams*	*Extension of the employee relations statistics teams to all staff categories*
Open days in all large production sites	Open days in all large production sites	Open days in all large production sites	Open days in all large production sites
5. Skills development			
Launch of Arcelor University (700 managers receiving training in 2003)	Enhanced Arcelor University multicultural programmes and training plans	Development of distance training tools	Broader range of staff training
Introduction of enhanced training plans as part of site restructuring	*Initiative to promote employability as part of restructuring*	*Continued implementation of enhanced training plans*	*Continued implementation of enhanced training plans*
6. Innovation and quality			
Establishment of Arcelor Scientific Council	First Innovation I-R&D prize awarded for the most innovative ideas and research projects in the Flat Carbon sector	An innovation day, attended by more than 200 researchers, to generate innovative projects based on new ideas	• Promote and reward creativity • Make the most of Arcelor's scientific and technical knowledge • Increase research synergies with customers and partners. • Accelerate R&D and the implementation of R&D results by clients • Increase satisfaction among Group customers
Concentration of R&D activities within market-oriented research centres organized by project team (Flat Carbon): launch	Concentration of R&D activities within market-oriented research centres organized by project team (Flat Carbon): completion	Completion of the 2005 innovation project to combine Arcelor's R&D efforts within market-oriented multidisciplinary Research Centres, with the aim of reducing time-to-market and increasing familiarity with markets	
European steel technology platform: development of project with partners	*European steel technology platform: launch and set-up of two committees (steering and support), along with five task forces made up of around 60 experts to prepare the strategic research agenda*	*Launch of the Sovamat (Social Value of Materials) project as part of the European steel technology platform, aimed at quantifying the social value of materials for society and defining new assessment methods*	
7. Corporate governance			
Approval and distribution of Principles of Responsibility	Survey on the distribution and application of Principles of Responsibility within the Group (early 2005)	Distribution of a Code of Ethics relating to individual behaviour requirements	Campaign to raise awareness of the Code of Ethics and introduction of whistleblowing procedures
Transparency on the remuneration of Group executives	*Compliance with the most stringent international corporate governance principles*	*Compliance with the most stringent international corporate governance principles*	*Compliance with the most stringent international corporate governance principles*
		Self-assessment by the Board of Directors	Implementation of decisions taken on the basis of self-assessment by the Board of Directors
		Creation of an expanded corporate governance area on the www.arcelor.com website	*Enhancement of the corporate governance area on the www.arcelor.com website*
8. Responsible citizenship			
Assistance plans for all restructuring projects	Assistance plans for all restructuring projects	Assistance plans for all restructuring projects	Assistance plans for all restructuring projects
Support for cultural, sports and solidarity projects in all regions in which the Group operates	*Extension of the bone marrow transplant partnership from France to Brazil*	*Partnership with Brazil's National Cancer Institute (INCA)*	*Strengthening of social ties in countries in which the Group operates*

Arcelor sustainable development key performance indicators

This table summarizes the sustainable development performance indicators implemented across the Group. They are based on the GRI (Global Reporting Initiative) (see page 103, cross-reference table) and sector reference bases. The indicators cover all consolidated Arcelor companies, unless otherwise mentioned. Data relating to previous years have not been adjusted to take account of changes in the scope of consolidation affecting results, unless otherwise mentioned.

Principles	Indicators	2002	2003	2004	2005
Principle 1 - Group profitability (page 76)					
Profitability	ROCE (return on capital employed) (%)	6.6	8.5	27.4	26.5
Debt	Gearing (%)	0.75	0.55	0.20	0.07
Efficiency gains	Synergies (€ m relative to 2001)	190	405	560	700
Dividend	Gross dividend per share (€)	0.38	0.40	0.65	1.20
Principle 2 - Health and safety and risk management (page 77)					
Safety	Number of fatal accidents due to specific risks (Arcelor employees and contractors)	4	0	6	0
Safety	*Number of serious accidents* (lost time > 2 months, Arcelor employees and contractors)	-	-	198	151
Safety	Accident frequency rate, Arcelor employees (number of lost-time accidents per million hours worked)	9	5.5	3.7	2.4
Safety	Accident frequency rate, contractors	-	-	7.5	5.9
Safety	Accident severity rate, Arcelor employees (number of workdays lost to accidents per thousand hours worked)	0.42	0.35	0.26	0.23
Product safety	Number of steel safety data sheets	393	431	446	495
Product safety	Number of by-product safety data sheets	31	63	84	97
Risk Management	*Percentage of Arcelor business model covered by risk management*	68	100	100	100
Risk Management	Level of identification and control of major risks	Corporate	Corporate + business units	Corporate + business units + Sites	Corporate + business units + Sites
Principle 3 - Protection of the environment and of scarce resources (page 81)					
Environmental Management System	Percentage of employees working in an ISO 14001-certified environment	80	96	97	98
Environmental Management System	Percentage of production sites with ISO 14001 certification	61	77	92	97
Air pollution	Ducted dust (kg/tonne steel)	0.26	0.27	0.25	0.27
Air pollution	SO_2 emissions (kg/tonne steel)	1.11	1.05	1.17	1.17
Air pollution	NOx emissions (kg/tonne steel)	1.22	1.16	1.11	1.14
Air pollution	CO_2 emissions (tonne/tonne steel)	1.50	1.50	1.55[1]	1.56
Water	Water discharge (outflow) (m^3/tonne steel)	4.4	4.15	3.74	5.89
Water quality	Chemical oxygen demand (COD) (g/tonne steel)	238	190	190	179
Water quality	Suspended matter (g/tonne steel)	149	118	93	155
Residues	Residue eliminated through discharge or incineration (kg/tonne steel)	-	42.6	31.6	32.0
Residues	Stored residue (kg/tonne steel)	-	46.8	33.5	33.5
Principle 4 - Dialogue with partners (page 87)					
Dialogue	Percentage of employees having access to a dialogue/consultation/representation/expression of grievances structure	100	100	100	100
Dialogue	Establishment of programmes for meeting with stakeholders and NGOs at the major production plants	Yes	Yes	Yes	Yes
Dialogue	Percentage of major plants holding open days	100	100	100	100

[1] *Specific greenhouse gas emissions (CO_2) have increased due to the expansion of the Arcelor scope of consolidation in 2004. On comparable basis, the level of CO_2 emissions was 1.50. Capture of atmospheric CO_2 is not deducted from specific emissions. It is estimated at 1.25% of emissions.*

Principles	Indicators	2002	2003	2004	2005
Principle 4 - Dialogue with partners (continued) (page 87)					
Manager satisfaction	Implementation of employee-relations statistics teams	No	Yes	Yes	Yes
Customer satisfaction	Implementation of customer satisfaction surveys	Yes, per sector	Yes, per sector	Yes, per sector and market	Yes, per sector and market
Partner satisfaction	Organization of image/reputation surveys in the vicinity of major production plants	Yes	Yes	Yes	Yes
Principle 5 - Skills development (page 89)					
Multicultural group	Number of nationalities in the workforce	35	40	45	47
Multicultural group	Total workforce at 31 December, full-time-equivalent	104,241	96,294	94,478	96,256
Employment	Percentage of employees working under a temporary contract	Not consolidated	2.70	2.85	3.7
Employment	Average length of service of employees (years)	22	21.5	21.2	19.3
Employment	Average age of employees (years)	Not consolidated	44.8	44.8	44.3
Employment	Percentage of women in executive positions	7	8.2	8.4	12.3
Employment	Percentage of women in the total Group workforce	10	10	10	8
Training and mobility	Training (number of hours per employee per year)	30.6	39.6	40	40
Remuneration	Percentage of workforce having a financial interest in the company's earnings	50	58.6	61	64
Remuneration	Percentage of the workforce subject to yearly performance assessment (interview etc.)	35	37.6	39	42
Remuneration	Percentage of managers subject to yearly performance assessment	77	82	84	91
Principle 6 - Innovation and quality (page 93)					
Innovation	Arcelor gross research expenditure (€ m)	153	143	130	138
Innovation	Estimated global research efforts by Arcelor + partners in joint projects (€ m)	-	194	182	197
Innovation	Percentage of R&D devoted to the environment (%)	-	38	39	40
Principle 7 - Corporate governance (page 97)					
Corporate governance	Number of Board of Directors meetings	5	8	7	7
Corporate governance	Average attendance of directors at Board meetings (%)	90.6	87	89.7	86
Corporate governance	Number of Audit Committee meetings	5	8	5	6
Corporate governance	Average attendance of Audit Committee members (%)	100	97	85	92
Corporate governance	Number of Appointments and Remuneration Committee meetings	4	6	5	3
Corporate governance	Average attendance of Appointments and Remuneration Committee members (%)	100	87.5	95	100
Corporate governance	Independent Board members	9 out of 15 + 3 staff representatives	9 out of 15 + 3 staff representatives	11 out of 15 + 3 staff representatives	11 out of 15 + 3 staff representatives
Corporate governance	Number of nationalities represented on the Board	6	6	6	6
Principle 8 - Responsible citizenship (page 99)					
Restructuring/employment	Percentage of sites benefiting from redeployment plans in the event of closure or reduced activity (%)	100	100	100	100
Support for social projects	Budget for supporting/sponsoring social projects (€ m)	8	8	8	12

Principle 1: Group profitability

Objectives

Building on its excellent return on assets, Arcelor has set ambitious new targets as part of its 2006-2008 value creation plan, the key aspects of which are:

- A normalised EBITDA target of €7bn, with potential for additional improvement
- Sustained cash flow of €4.4bn per year over the cycle
- A progressive dividend policy, with a standard payout rate of 30%
- Earnings-enhancing acquisitions generating ROCE of over 15%
- A commitment to return surplus cash to shareholders, including cash from non-core business disposals

(*) *Free cash flow after maintenance investment and before development investment and dividends*

Financial performance trends

Without financial performance, Arcelor cannot achieve sustainable development.

Since it was created in 2002, Arcelor has generated combined efficiency gains and synergies of €1.9bn, including €421m in 2005.

The Group has hit its merger-related synergy target of €700m one year ahead of schedule.

It reduced its net debt from €6.5bn (proforma) at end-2001 to €2.5bn at end-2004 and €1.3bn at end-2005.

ROCE was 26.5% in 2005.

Financial strength as a driver of growth and shareholder value

Arcelor's development strategy is based on high-value-added products and an investment policy that ensures excellent returns on capital employed. Arcelor pays special attention to carrying out the right amount of investment. It avoids overinvesting by keeping a firm grip on investment, so as not to threaten the Group's dividend policy. It avoids underinvesting by ensuring that production assets are well maintained and at the leading edge of technology, by developing new products and by investing in growth.

A balanced investment model combining growth with the creation of shareholder value

In 2005, Arcelor brought into service a new automotive steel galvanizing line at the Mardyck site in France. This facility was created by converting an existing electrogalvanizing line, and required half the investment of building a new line.

Principle 2: Health and safety and risk management

Objectives

- Prevention and control of major risks
  - Full implementation of Seveso directives
  - Absolute safety of plants, processes and products
- Significant reduction in frequency and severity of workplace accidents
  - Zero tolerance of serious accidents or deaths in its businesses
  - Frequency rate: LTA frequency (lost-time accidents per million hours worked) < 3
  - Severity rate: number of workdays lost to accidents per thousand hours worked < 0.25
- Total safety of products in use

Health and safety performance

Arcelor's accident frequency rate fell by 35% in 2005. The 2005 figure was 2.4, even better than the target of 3 set by the Group's Health and Safety Division. Since Arcelor was created in 2002, accident frequency has fallen by more than 73%.

The injury severity rate of workplace accidents affecting Arcelor staff fell by 22.5% in 2005. Since 2002, this figure has declined by 45%.

Arcelor has several initiatives to reduce workplace accidents among the staff of suppliers and subcontractors (Safety Partners, Shared Vigilance etc.). As a result, accident frequency among subcontractor staff fell by 21% in 2005.

A strong commitment to health and safety

As soon as it was created in 2002, Arcelor drew up a Safety Charter that applies to all consolidated companies. It covers the fields of Health, Safety, Industrial Security and Product Safety, and concerns not only Group personnel, but also subcontractors working on sites, persons living near facilities, customer personnel working with Arcelor products, and consumers. The staff representative bodies that co-signed this charter are closely involved in its distribution and implementation among both Arcelor and subcontractor staff.

The charter was updated in 2005 following work initiated by the Bilbao Convention in 2004, in which management and staff representatives discussed health and safety issues.

Arcelor Global Health and Safety Policy

Arcelor is committed to the sustainable development of steel in a socialy responsible way. Arcelor's Global Health and Safety policy, in partnership with the employees' representatives, expresses this ambition and supports the long-term development of the company.

This global concern includes all aspects of the human life and extends beyond the boundaries of the company. It also takes in account the causes of diseases linked to interpersonal relationships (stress etc.).

Arcelor aims to achieve the wellbeing of everyone associated with its business:

- The wellbeing of all persons is a prerequisite for the long-term development and success of Arcelor;
- The wellbeing of all persons requires efficient prevention of industrial and health risks in an operational environment with high risk awareness;
- The wellbeing of all persons requires organizational process controls that will prevent or limit the effects of accidents and incidents.

This global commitment concerns the company's employees, service providers in the Arcelor plants, communities near the installations, customers using the products, as well as end users.

Arcelor has the ambition to become a world class leader in the management of health and safety for all its partners.

Consequently, Arcelor affirms that:

- Health and safety are an integral part of everyone's responsibility during planning as well as implementation activities.
- No other priorities shall be higher than health and safety.
- Health and safety are primarily the responsibility of management but requires the participation and involvement of everyone, with the common goal of reducing the risks in a process of continuous improvement.

In order to achieve this ambition, Arcelor intends to:

1. Identify, evaluate, eliminate or minimize industrial and health risks by involving the employees' representatives during the planning and implementation phases;
2. Make available to all the means and resources necessary for carrying out tasks safely;
3. Give the right to all employees or service providers to demand compliance with health and safety procedures; insist that management create a work environment that allows everyone to exercise this right;
4. Emphasize safe behaviour and enhance the personal commitment of everyone to respect health and safety rules and regulations: every Arcelor employee has a fundamental responsibility to ensure a safe and healthy workplace;
5. Provide training to increase knowledge;
6. Develop partneships with customers regarding toxicology and eco-toxicology;
7. Ensure that all related internal and external communications are open and free;
8. Set an example in meeting legal and regulatory obligations.

Guy Dollé
Chief Executive Officer
Luxembourg, 18 March 2002
1 January 2005 update

Employee and subcontractor safety

Health and safety policy

The Bilbao Convention in February 2004 witnessed the launch of the Panhealth policy, which involves a broad vision encompassing both safety and health. It prompted the creation of a group of occupational health specialists to identify best practice in terms of preventing illness at the operational level, to identify psychosocial illnesses (including stress) in three pilot sites and to create an occupational illness database.

The Pamplona Convention took place on 21-22 April 2005. It provided an opportunity to review progress made by the Group since the Bilbao Convention, and to bring together again Arcelor's management, staff representatives and occupational health specialists to discuss health and safety issues. Subjects included the prevention of work accidents among employees and subcontractors, stress at work, lifestyles (rest, sport, diet), prevention of addictions (alcohol, tobacco, illegal and prescription drugs), repetitive strain injury and occupational illnesses.



Anyone who witnesses a dangerous situation must report it to the relevant persons. Arcelor employees and contractors must work together to improve overall safety conditions.

Experience feedback (REX) sheets

The causes of each industrial accident are systematically studied and analyzed in detail. Experience feedback sheets are then written up and distributed throughout the Group. This provides substantial assistance in reducing the risk of accidents. In 2005, 216 sheets in several languages were circulated among management and site health and safety officers.

Safety audits and certification

A single internal safety audit method (Defined, Understood, Operational - DUO) was introduced in 2005. It was implemented throughout 2005, and implementation across all Group sites will be completed in 2006. A team of 74 safety auditors has been formed to carry out this implementation in compliance with the OHSAS 18001 framework.

Many Arcelor sites have already obtained OHSAS 18001 certification, such as Eurogal (Liège, Belgium), Juiz de Fora (Belgo Mineira, Brazil), Vega Do Sul (Brazil), Etxebarri (Vizcaya, Spain), Arcelor Corrugados Lasao (Spain) and Arcelor Profile Europe (Luxembourg).

Initiatives concerning the wearing of seatbelts

In 2005, Arcelor made wearing seatbelts and harnesses a priority. The simple act of fastening a belt or putting on a harness can save lives, and must become second nature.
The wearing of seatbelts is required of all staff, inside and outside plants. Awareness-raising and poster campaigns, along with seatbelt checks within sites and at site exits, were introduced across all sites in 2005.
At the same time, initiatives to raise awareness about the wearing of safety harnesses were introduced in production plants, and specific Group-wide charters were drawn up in 2005. The aim was to reduce the number of falls, which are responsible for a third of fatal accidents within the Group.

Safety of production facilities

Arcelor's European operations include 16 Seveso sites. The safety teams are extremely attentive to all of these sites. A precise inventory of all persons involved in crisis management is drawn up. This allows each person to be mobilized and to co-ordinate their initiatives in the event of a serious accident. The Arcelor Communications Division has published precise directives to manage crisis communication and supports Arcelor University in teaching all site managers how to set up a crisis centre and build a multi-skills team to handle a crisis.

Many Arcelor teams, both in France and elsewhere, took part in the GESIM (Groupement des Entreprises Sidérurgiques et Métallurgiques) safety challenge in 2005. Every year, several hundred proposals to improve safety are implemented across the Group's various sites as part of the GESIM initiative.

Health and Safety Awards: ProfilArbed Belval and API Etxebarri recognized for their good noise prevention practices.

ProfilArbed Belval was one of five companies to receive a 2005 Luxembourg Health and Safety Award. The award was made during the 2005 European "Stop that noise" week.
ProfilArbed was recognized for its efforts during the construction and commissioning of the Medium Section Mill in Belval. Those responsible for this project anticipated European legislation and took into account noise risks from the outset. The systems used aimed to protect staff and local residents, and were complemented by noise mitigation measures. They represent a benchmark for the Arcelor group.
API Etxebarri won the award in the Spain category.

Product safety

Steel does not constitute a health hazard. It does not emit hazardous volatile or allergenic substances, does not have its own electric or magnetic field, and some treatments even make it fit for food use. Unlike other competing materials, steel – and more particularly its main component of iron – is officially recognized by the European Commission as being environmentally-friendly, i.e. not constituting a particular threat to the environment in any form (iron, soluble or insoluble oxides and salts).

Application of the Risk Management System

The purpose of the Business Risk Control (BRC) Division, through its Risk Management Development unit, is to help managers formalize their risk management practices and integrate them transparently in their day-to-day management. The aim is to reduce the risks arising from their decisions, benefit from related opportunities and give them a competitive advantage. BRC offers assistance in identifying high-risk areas, provides operational staff with a set of effective internal control practices and, via its internal audit activities, ensure these practices are applied. It also periodically gives management an independent opinion on the global level of risk control. Arcelor BRC consists of a network of 70 people, organized in accordance with the principles of subsidiarity and independence. The economic, social and environmental aspects of sustainable development are an integral part of BRC's risk-mapping activities, which cover 190 risk types in Arcelor's activities. This mapping is currently being revised. Major risks relating to strategy, management, operations, finances and external events are now identified and managed both at corporate level and by the business units and the sites. Internal audit assesses risk management and the internal controls put in place, along with the proper implementation of risk management plans.

Principle 3: Protection of the environment and of scarce resources

Objectives

- Compliance with all legal and regulatory requirements
- ISO 14001 certification for all production facilities
- Significant contribution to reduction of greenhouse gases (CO_2, etc.)
- Reduction of pollutant emissions and environmental nuisances (discharges, dust, SO_2, etc.)
- Reduction of water consumption/raw material extraction (ore, etc.) and improvement of energy efficiency
- Encouragement for the recycling of steel and by-products wherever possible
- Incorporation of environmental value-added into our steel products and solutions

Environmental performance trends

Arcelor maintained its environmental efforts in 2005 although, as in 2004, results were affected by changes in the scope of consolidation. The main events in this respect were the disposals of the Azpeitia and Getafe sites in Spain, which affected the proportion of steel produced in electric-arc furnaces, and the start of operations at the Carinox steelworks in Charleroi in late 2005, which had a negligible impact on the Group's overall results. Acesita's results were consolidated as of November 2005, but had only a limited impact on average performance.

Emissions to air

Atmospheric emissions (ducted dust, sulphur oxides and nitrogen) remained very similar to 2004 levels.

There were two main highlights in 2005:

- The secondary dust removal system at the Sidmar plant in Ghent was extended in 2004, with one converter installed in July and a second in October. The full impact of this effort was seen in 2005, with the volume of dust recovered rising from 929 tonnes in 2004 to 2,301 tonnes in 2005. This dust was previously discharged into the atmosphere. In addition, ducted dust emissions reported in 2005 totalled 1,231 tonnes. The comparison between these figures show the potential scale of diffuse dust emissions, which will be assessed again starting in 2006.

- A bag filter was installed at the Fos-sur-Mer facility, processing half of its smoke emissions. Sulphur oxide emissions are also reduced by injecting lime upstream of the filter. Since the filter did not come into service until the end of the year, there was no apparent impact on 2005 emissions. However, a substantial reduction in ducted dust and related metal emissions is expected.

Water discharges

The comparison between 2004 and 2005 results is affected by changes in scope, due to the consolidation of Acindar. This plant, located in the Rio Paraña region of Argentina, has access to huge water resources and has an open circuit system that uses water on a very large scale.
2004 data, adjusted for changes in scope, show discharges of $5.63m^3$ per tonne of steel, very similar to the 2005 figure. Similarly, at constant scope, COD and suspended matter discharges were 215g/t and 165g/t respectively. As a result, slight progress was achieved in 2005.

At end-2004, the site in Juiz de Fora (Brazil) completed the reorganization of its water networks, enabling it to achieve a substantial increase in recycling. Wastewater discharges fell from 505,000m³ in 2004 to 62,800m³ in 2005 (74 litres per tonne).

Four of the Group's steel production sites (Bergara, Olaberría and Zumárraga in Spain and Piracicaba in Brazil) have totally closed their water circuits, while the Monlevade site in Brazil has discharges of less than 100 litres per tonne of steel.

For 2006, the Group has adopted an initiative to make water usage assessments more reliable.

Residues

Results in 2005 were very similar to those in 2004, in terms of the quantity of waste discharged (still 10kg per tonne lower than in 2003) and the quantity stored. However, despite the overall stability in stored residues, trends varied widely between sites:

- In 2004, the Dunkirk site benefited from opportunities to reuse steelwork slag and sharply reduced its stocks of crystallised slag. In 2005, however, amounts placed in storage rose back to previous levels.
- The Sidmar site reduced amounts placed in storage by more than 50%. It also invested in a system to inject silica into steelwork slag in order to stabilise it and make it easier to reuse. This investment should have an impact in 2006.
- The Eko Stahl site continued to reprocess old slag stocks, and was able to use large quantities itself in civil engineering operations (landfill covering, creation of a noise-reduction embankment).

In 2005, the Group's internal audit department audited residue management at 11 sites providing a good cross-section of the Group's geographical locations and activities.

CO_2 emissions

CO_2 emissions reported in the key performance indicators cover all steel production sites, i.e. 11 integrated plants including Acesita, and 21 electric-arc steelworks, with total crude steel production of 46 million tonnes in 2005. They also cover all cold-rolling and coating plants. The reported specific emission figures correspond to total emissions of 72 million tonnes of CO_2, including:

- Direct CO_2 emissions (from Group chimneys)
- Emissions from the combustion of gases that are produced in the steelmaking process and exported to power plants or other users, in order to assess the overall impact of our activity
- Emissions relating to grid electricity purchases, taking into account the CO_2 equivalent per KWh in each country

Environmental protection: one of Arcelor's main priorities

Consistent environmental standards applied at each Arcelor entity

In order to promote environmental excellence in all its entities, the Arcelor Group drafted an environmental charter as soon as it was created in 2002. This charter focuses on minimizing impacts and nuisances generated by production, developing environment-friendly products, ensuring transparency, and raising stakeholders' awareness of environmental issues. The charter applies to all Group entities.

Environmental Policy

Arcelor's mission is to develop, produce and sell steel in all its various forms and grades, along with processed steel products and associated products, to the satisfaction of its customers and while respecting the environment. It aims to add value by harnessing the intrinsic properties of steel.

Steel is the material of choice for environmental protection. Not only it is environmental-friendly but it also outperforms other materials in terms of recyclability. Environmental excellence is promoted by the following principles, which are to be incorporated into all the Group's activities and assured by means of an environmental management system:

1. Sustainable development, providing a long-term balance between the environment, the economy and social wellbeing;
2. Continuous improvement in environmental performance, including permanent concern for the surroundings and maximum prevention of disturbances
3. Development, improvement and application of production methods whose environmental impact is as low as is reasonably possible
4. Development and manufacturing of products that focus on environmental performance during their use and subsequent recycling, in close collaboration with customers and suppliers
5. Efficient use of natural resources and energy
6. Commitment of each individual in the organization, and management in particular, to environmentally-friendly production and compliance with legislation and Arcelor's commitments
7. Development of environmental awareness through information and training
8. Transparent and open communication with all stakeholders concerned

Luxembourg, 18 February 2002
Guy Dollé, Chief Executive Officer, Arcelor

Signature of a strategic partnership in China with the United Nations Development Programme.

On 7 November 2005, as part of its acquisitions strategy in high-growth markets like China, Arcelor signed a strategic partnership with the United Nations Development Programme, focusing on environmental issues in Shandong, Jiangsu, Qinghai and Sichuan provinces. Joint initiatives will be developed to increase energy efficiency – implementation of the Kyoto Protocol's Clean Development Mechanisms, capacity building etc. – and protect the environment.

Minimizing the environmental impact of production sites

Implementing a monitoring plan

To optimize collection and monitoring of environmental performance indicators, Arcelor has adopted a single intranet-based environmental information system that allows reporting and identification of best practices within the Group. This monitoring system was awarded second prize in the Industrial Environment Awards of FEDIL, the Luxembourg trade association representing the manufacturing, construction and business services industries.

A very high level of ISO 14001 certification

In order to promote the adoption of an continuous improvement approach by the Group's entities, the Arcelor Environment Division has set the objective of obtaining ISO 14001 certification for all of the Group's production sites. Each new Group acquisition must obtain ISO 14001 certification within two years. At end-2005, 97% of Arcelor's 90 production sites had this certification.

The scope of ISO 14001 is gradually being extended to cover finishing sites. 68% of the Group's 57 finishing sites are now ISO 14001-certified. They will all be certified by end-2006.

A major drive to reduce CO_2 emissions

The Arcelor Group's production sites are implementing a growing number of projects to improve the process for producing steel from iron ore, in order to reduce CO_2 emissions. Arcelor reduced its CO_2 emissions by 18% in absolute terms and by 23% per tonne of crude steel between 1990 and 2004. In comparison, within the framework of the Kyoto Protocol, Europe has committed itself to reduce its emissions by 8% between 1990 and 2008.

Arcelor is in favour of decreasing greenhouse gas emissions and the principles of the Kyoto Protocol. However, Arcelor has criticized the protocol's implementation in Europe, and in particular the directive on CO_2 credits. This directive puts the burden on industry alone, and the burden differs between industrial sectors. The allocation of CO_2 credits per country, and even per region, runs counter to the worldwide approach of large sectors such as steel. Furthermore, the steel industry's major efforts to reduce greenhouse gases were not taken into account by the authorities. Nevertheless, Arcelor negotiated voluntary commitments over the 2005-2007 period and should have CO_2 credits corresponding to steel production quantities by the end of 2007. Arcelor does not intend to be a major trader of CO_2 credits. In the longer term, only a worldwide approach to reducing greenhouse gas emissions will allow the reductions requested by the scientific community to be obtained while ensuring the continued existence of the European steel industry.

Finding a breakthrough technology

The future of the steel industry will hinge on its capacity to change its processes – in particular those for producing iron from ore – in order to significantly reduce CO_2 emissions and meet the expectations of society in 2030-2050.

In late 2001, Arcelor set up a think-tank as part of an ambitious project to develop breakthrough technologies. This project is co-ordinated by the International Iron and Steel Institute (IISI) and is based on regional initiatives. In Europe, Arcelor heads the ULCOS (Ultra Low CO_2 Steel-making) project, which brings together around 40 partners consisting of companies, research centres and universities. It is evaluating all feasible techniques such as gas recycling in blast furnaces, the use of hydrogen and biomass, and techniques for separating and storing CO_2 in suitable geological structures.

Using renewable energies

Through its Brazilian subsidiaries, the Arcelor Group is a major player in the field of renewable energies. CAF Santa Barbara, a subsidiary of Belgo Mineira, owns plantations covering 127,000 hectares in the states of Minas Gerais and Bahia, Brazil. In December 2004, the plantations received Forest Stewardship Council certification for sustainable cultivation as part of a reforestation program.

With 80,000 hectares planted with eucalyptus trees, these plantations produce timber – for use in furniture and as treated wood – and charcoal, which is used in small, local blast furnaces. Due to the carbon captured during the growth of eucalyptus trees, producing cast iron using charcoal is carbon-neutral, i.e. it does not result in any additional CO_2 being released into the atmosphere and has no climate change impact.

In 2005, 900,000m³ of charcoal was produced, and CAF is planning to double charcoal production by 2010.

Acesita's forestry subsidiary (Acesita Energetica) operates plantations representing around 95,000 hectares of eucalyptus, and produces around 800,000m³ of charcoal, which is used in a blast furnace at the Timoteo plant.

In 2005, Belgo started building two charcoal blast furnaces with total capacity of 360,000 tonnes per year. These blast furnaces will feed Belgo's electric-arc steelworks, where an increase in capacity is planned.

Transportation

Transportation accounts for only 0.2% of the Group's total CO_2 emissions. Transportation is 50% by rail, 25% by sea, 5% by barge and river and 20% by road.

Maximizing the environmental value added by our products and by-products

Steel is different from other materials: it is not only the most recycled material in the world, with collection rates up to 90% depending on usage, but is also has the property, once collected, of being indefinitely recyclable.

Steel gives its customers significant environmental value added. Lighter steels allow cars to reduce fuel consumption and polluting emissions. Steel allows dry construction sites. It also allows food packaging and beverage cans to be recycled. Arcelor's baseline – "Steel solutions for a better world" – symbolizes this respect for the environment.

Conversion of by-products

Though classified as waste in most regulatory texts, Arcelor handles by-products through a strict quality management system. 94% of residues are directly re-used or stored in anticipation of subsequent use. They are used to manufacture products such as cement and concrete, fertilizer and soil ameliorants, roads, dykes, rock wool for insulation, glass, ceramics, pigments, magnets, plastics such as polystyrene, electrodes for the aluminium industry and electric steel plants, and cosmetics. Some are recycled by Arcelor to manufacture cast iron or steel.
Arcelor has a dedicated internal organization to stimulate synergies and intensify sharing of best practices in by-product management between its industrial units.
A plan for reducing unconverted residues has been developed by all production sites that produce more than 50kg of unconverted residue per tonne of steel.

A few examples of steel by-products and their use:

- Slag is a basic ingredient of green cements and allows cement plants to reduce their CO_2 emissions by 2 million tonnes per year. Green cements offer greater strength and durability than standard Portland cements.
- Cinder is used to make aggregates for road construction (ballast), or fertilizer.
- By-products containing iron, carbon or limestone are reused in the production process (325,000 tonnes/year).
- Zinc contained in dust is recovered by the non-ferrous metals industry.

Protecting the natural environment around the Arcelor sites

The Arcelor production sites cover areas of several hundred hectares. Many of these areas play host to fragile ecosystems. Protecting these natural areas is an integral part of Arcelor's environmental policy: each site uses all means to provide the best protection of these natural spaces. For example, since 1993 the steel facility at Fos sur Mer (France) has used a management system for the 531 hectares of its natural park, in partnership with the Tour du Valat Research Center (www.tourduvalat.org), intended to preserve the exceptional flora and fauna of its site. A large proportion of the 800-hectare Sidmar site (Belgium) comprises a natural reserve which includes ponds, green areas, sandy loam and woodland. Sidmar runs an active reforestation policy (more than 800,000 trees were planted between 1970 and 2000) and pays special attention to protecting the fauna on the site.
Across all its production sites, Arcelor has almost 3,000 hectares of natural space, including 1,360 in Europe and 1,962 in Brazil. In addition, CAF has 81,600 hectares and Acesita Energetica 281,000 hectares of green areas around water resources that are "legal reserves" or covered by permanent preservation rules.

In Brazil, all Arcelor Brasil entities have implemented advanced biodiversity management programmes. The environment division is currently drawing up a common methodology for taking biodiversity into account more effectively. This will allow harmonized monitoring of all action plans launched at site level.

Rehabilitating industrial wasteland

Arcelor performs ongoing surveillance and monitoring of soil pollution. It has an active policy of booking provisions to cover environmental risks.
Risks covered mainly concern soil protection and clean-up measures, ground and surface water, the processing of residues and other environmental measures. Provisions are booked in accordance with local and/or national regulatory standards.

Since 1986, Arcelor has used its specialized subsidiary Bail Industrie to conduct in-depth environmental diagnoses of its sites, to manage clean-up work, and to monitor surveillance plans concerning the quality of surface water and groundwater.
The expertise of Bail Industrie is recognized outside the Group. It is consulted in areas such as the protection of resource water by working parties from the French Ministry of the Environment and Sustainable Development, and it also helps to draft standards with AFNOR.

To support restructuring initiatives, the Group has set up Arcelor Real Estate Belgium, which will rehabilitate the sites concerned in the Wallonia region as part of a public-private partnership with La Foncière Liégoise.

Principle 4: Dialogue with partners

Objectives

Establishment of close, transparent dialogue at all levels of the Group
- Employee representatives on the Board of Directors
- European Works Council and local committees

Exchange of information with external partners
- Long-term partnerships with customers
- High-quality reporting to shareholders and institutions
- Regular exchanges with a range of constituencies (government, local committees, NGOs, etc.)

Strong principles

The importance of dialogue with all Arcelor partners is underlined in the "4Ps" approach to sustainable development: alongside People, Planet and Profit, Arcelor adds Partners to show the importance it places on ongoing constructive dialogue with each of its partners. Each site manager is responsible for developing a dialogue with both internal and external partners.

Promoting dialogue with employees

European Works Council (EWC)

Arcelor considers social dialogue at the highest level to be a key factor for success. In May 2002, it set up a European Works Council, just a few weeks after the Group was created. The employer section consists of ten members of the Board. The workers are represented by 47 employee representatives (as well as 47 substitutes). A permanent representative of the European Metalworkers' Federation (EMF) takes part in the Council's activities.

Working with Arcelor's Human Resources Division, the EWC publishes a quarterly newsletter, "Dialogue", which covers EWC activities and illustrates the shared commitment of the employer and employee groups to creating an open space for expressing the different partners' opinions.

To help the EWC members fully assume their role as a source of proposals and consultation, they receive special training in areas such as comparative labour legislation and intercultural management. In 2004, two new training days were added on the theme of "strategy and innovation". This provided an opportunity for European Works Council members to discover the research and innovation model used by Arcelor and its customers. In 2005, training courses on sustainable development and social responsibility were held, to improve interaction between the company and its stakeholders.

In 2005, the EWC worked on the following areas: health and safety (follow-up work on the Bilbao Convention held in February 2004 and organization of the 2005 Pamplona Convention, launch of action plans and preparation for the "World Safety Day" taking place on March 29 2006 across all Arcelor sites), economics and strategy (the Group's production capacities), and the environment (CO_2).

After two years of existence, the EWC conducted its first operating review in 2004, with the help of two outside experts, including one from the European Metalworkers' Federation. The review was conducted using a survey developed jointly by the experts and by representatives of the Board members and the employees. In addition to the survey, interviews were held with members of the Board and of the Select Committee. 80% of the people questioned in the employee group were satisfied with the way the EWC functions. The results also showed that the EWC improved dissemination of information within the Group, and helped instigate a cross-border employee-relations dialogue.

Dialogue at each production site

Arcelor aims to respect local employee-relations traditions, and conducts close dialogue with employee representatives from business units and plants. The importance of this dialogue becomes apparent during industrial reorganization. As the Group's strategic decisions will lead to several major reorganizations of labour, this dialogue has been intensified according to local legislation and specific issues. Each time, the objective was to manage change for each employee affected by these necessary industrial transformations.

Promoting dialogue with customers

Regardless of the specific issues affecting each business area and each market, Arcelor maintains special relations with its customers, in order to create value with them in a "win-win" approach.
To achieve this, Arcelor sets up dedicated customer teams in charge of managing all technical, logistical and commercial aspects of customer relationships by using its skills in each phase of customer projects. Members of these teams are sometimes embedded in the customer's development team, and focus exclusively on meeting customer requirements and generating value for them.

The Group therefore pays great attention to customers' needs and concerns. It has also focused its R&D efforts on providing them with steel solutions that meet their requirements, particularly in terms of overall cost reduction, product recyclability, energy efficiency, safety and environmental protection. Action plans to increase customer satisfaction and loyalty were introduced in 2005 across all the Group's business sectors.

Promoting dialogue with individual and institutional shareholders

Arcelor provides clear, regular and transparent information to individual and institutional shareholders and to the financial markets. It tailors its reporting to the needs of each audience through an active financial communication policy, which involves a range of media including roadshows, a shareholders' guide, newsletters and toll-free phone lines.

More information on this subject can be found in the "Market information and financial reporting policy" chapter, page 16.

Promoting dialogue with local residents

Arcelor's sites are increasingly reaching out to the residents living near its sites, both to solve any nuisance problems, and to increase resident awareness of issues such as environmental protection.

Several times a year, each site organizes meetings between the site's managerial staff and local residents, officials and associations. Open-house days are also organized in plants, allowing tens of thousands of visitors to get to know Arcelor better and to increase their understanding of the action plans being deployed at the operational level. Permanent sustainable development spaces are starting to appear in production sites, allowing themed events to be organized for all audiences, dealing with the various key aspects of sustainable development.

Promoting dialogue with society

Throughout 2005, Arcelor took part in a number of industry task forces and think-tanks, both national and international, with a particular focus on sustainable development. These included IISI, Eurofer, national steel federations, European Japan Centre for Industrial Cooperation, CSR Europe, Entreprise pour l'Environnement and MEDEF in France and Union des Entreprises Luxembourgeoises in Luxembourg. In 2005, Arcelor continued to support the publication by IISI (International Iron and Steel Institute) of a sustainable development report including a set of consolidated industry sustainable development indicators.

Principle 5: Skills development

Objectives

- Support for employee development programmes:
  - Training to foster multi-skilling and versatility
  - Training/development of managers and supervisors (Arcelor University)
- Initiatives to build on shared core values (delivering quality to customers; efficiency and profitability; partnership, dialogue and openness; respect for people and the environment; ethical approach to business)
- Development of a fundamentally people-centric and efficient approach to relationships within the business (fewer levels of management, teamwork, quality improvement groups, etc.):
  - Dialogue between each head and his/her team at least once a month
  - Individual meetings about operating procedures with each member of staff

Social performance trends

Geographical breakdown of the workforce	December 2005
France	26,645
Belgium	15,405
Spain	13,225
Germany	9,197
Luxembourg	5,911
Other EU15 countries	3,028
EU25	1,153
Other European countries	254
North America	1,109
South America	20,245
Far East	84
TOTAL	96,256

Sector breakdown of the workforce	December 2005
Flat Carbon Steels	45,883
Long Carbon Steels	20,313
Stainless Steels and Alloys	13,679
A3S (Arcelor Steel Solutions & Services)	11,055
Other businesses	5,326

Employment status in 2005	
Engineers and managers	8.0%
Office workers	34.3%
Manual workers	54.6%
Other	3.1%
TOTAL	100%

In 2005, a single HR information system came into operation, to facilitate reporting of HR data covering all of the Arcelor Group. To make reporting more reliable and exhaustive, the system is linked with the financial reporting carried out by management controllers. Following the introduction of this new calculation methodology, substantial changes have occurred in some indicators relative to previous years.

The workforce increased in 2005 due to the integration of Acesita (4,754 employees) and new hirings (5,851). These new staff more than offset the reduction arising from restructuring (Arco plan in Spain, restructuring of the hot phase in Liège, restructuring of Ugitech, closure of Isbergues) and natural wastage (4,132).

The breakdown between engineers/managers, employees and workers was stable in 2005.

Arcelor social model

Compliance with main international principles

Observance of the Universal Declaration of Human Rights and the ILO declaration relative to principles and fundamental rights is at the heart of Arcelor's Principles of Responsibility. The Group intends to promote the wellbeing of its employees, respect the cultural diversity of its teams, and reject all forms of discrimination. This commitment can be seen through Arcelor's signing of the United Nations Global Compact. In 2005, Arcelor also became the first steel company to sign a Worldwide Agreement on Principles of Corporate Social Responsibility with the International Metalworkers' Federation (IMF), the European Metalworkers' Federation (EMF) and the European Federation of Managers in the Steel Industry (FEDEM). This agreement demonstrates Arcelor's commitment to applying high social standards in all its operations. It is an official statement of Arcelor's commitment to fundamental employee rights, such as freedom of choice of work (no forced or compulsory work), non-discrimination, banning of child labour, freedom of association and the right to collective bargaining. It confirms Arcelor's intention to fulfil its key sustainable development principles: health and safety (nothing takes precedence over health or safety), the environment (environmentally friendly production), communication (transparency with all stakeholders), dialogue between management and labour and industrial and economic change (forward planning and skills development). This agreement is applicable to all Arcelor subsidiaries. In addition, Arcelor will encourage its commercial partners (subcontractors and suppliers) to comply with the principles of this agreement.

Respect for diversity and non-discrimination are realized as part of Arcelor's day-to-day activities. Historically, the proportion of women working in highly industrial sectors like steel has always been very low. At Arcelor, however, the proportion is rising steadily. In 2002, women made up 7% of the workforce, rising to 8.2% in 2003, 8.4% in 2004 and 12.3% in 2005. The Group's recruitment policy aims to support this rising trend. In its recruitment, Arcelor matches the ratio of men to women seen in the higher education institutions from which it recruits, and is now making efforts to achieve a better gender balance at each hierarchical level.

In France, Arcelor signed the Diversity Charter of the Institut Montaigne (www.institutmontaigne.org) in 2004. This charter is intended to combat all forms of discrimination and to recruit and promote persons from diverse cultural and ethnic backgrounds.

Multiculturalism is an everyday fact in the Group, with no less than 60 nationalities represented. Arcelor's Management Board features three different nationalities, and its Board of Directors six different nationalities. The mobility cells operating at Group level and the job listings on the Arcelor intranet promote cultural mixing and experience-sharing within the various Group entities.

Organization

As a multinational group, Arcelor has a worldwide Human Resources Management Committee which works to meet the Group's employee relations performance targets through effective implementation at the operational level.
It is supported by the skills of dedicated management development, compensation and benefits, and social relations teams.

Skills development

Developing the skills of all personnel is key to Arcelor's industrial and sales performance. Local training policies tailored to specific needs and opportunities are implemented everywhere in the company.

Needs are defined on the basis of industrial and commercial projects, as well as on personnel expectations as they emerge, for example, in personal interviews.

Skills development is increasingly tied to the deployment of best practice within the company. It is not only a question of training. It also depends on work organization, with the implementation of independent teams and greater responsibilities for each person at every level.

Skills development also produces staff that are better qualified and more adaptable. These attributes are very valuable in preparing them for career progressions and mobility within a Group that is expanding internationally and that is reorganizing its business activities.

Arcelor's various professions and functions were mapped in 2005 to get a better view of the skills required in each of Arcelor's functions, and to facilitate movement between professions and internal mobility. Arcelor extended its concept of assisted international mobility packages from managers to manual workers for specific missions in 2005.

In 2004, Arcelor set up a system for identifying and grooming high achievers among its managers. This system prepares the next generation of managers for the medium term, and the initiative was stepped up in 2005.

Arcelor's training programmes bolster employees' core skills. These programmes are centralized at Group level within Arcelor University, which offers the Group's engineering and managerial staff both technical and management training, complementing training available locally.

26 different training courses were held in 2005, including the integration of young recruits (Open Your Steel; Understanding Steel), career development support for managers (Young Manager Programme; Operational Manager Programme), specific senior management programmes (Campus; Executive Seminars), and an MBA in partnership with ESCP-EAP. There were also professional support training courses and a programme of skills-sharing with other companies. These training programmes were carried out both in class and remotely (e-learning).
Arcelor University uses teachers from within the Group and from outside organizations (HEC, ESCP, EMLyon, Esade, Cranfield, University Catholique de Louvain etc.).

At the operational level, skills development also involves the creation of skills and expertise communities, known as Agoras. For example, Galv'agora, is the community for all Group galvanizing staff, enabling them to identify experts, get answers to questions, pass their skills on to colleagues and achieve progress in their operations.

Remuneration

Arcelor's remuneration policies are designed to reward both performance and skills.

Managers are evaluated according to their performance and the results obtained in industrial safety, environmental protection, and employee satisfaction based on the MBO (Management by Objectives) model that is common to the entire Group.

A wide-ranging project was launched in 2004 to harmonize remuneration policies for the Group's entire manager population, in particular concerning performance-related pay and non-monetary benefits. This project was completed in 2005.

In 2006, Arcelor will launch the AESOPE 2006 employee share ownership plan, under which all employees of all Arcelor entities with more than 250 employees and over which the Group has majority control will have the opportunity to buy shares. At end-2005, 0.9% of Arcelor's capital was owned by Group staff.

Employment and skills planning to optimize restructuring

In line with the founding traditions of the Group and as formulated in its Worldwide Agreement on Principles of Corporate Social Responsibility, Arcelor is committed to medium-term management of employment, which involves:

- support for reorganization through proactive skills management among the staff affected
- in major restructuring projects:
  - focus on career and geographic mobility within the Group
  - limits on outplacement through optimal use of local opportunities
  - support for the economic redeployment of the local labour forces affected

To anticipate changes in the main professional segments, career committees have been set up in the Group relating to management and finance, metalwork in flat carbon steels, and HR. These committees are designed to prepare the professional segments concerned to deal with demographic, technical and organizational changes over the next 5 to 10 years.

Wellbeing at work: preparatory work to manage stress in the workplace

Following trials at four pilot sites (Stahlwerke Bremen, Imphy, Olaberria and Genk), work on dealing with stress in the workplace has been carried out by the social innovation department of Arcelor's HR division. The results will be implemented across all Group sites in 2006, with the support of staff representatives.

Principle 6: Innovation and quality

Objectives

- Active contribution to the renewal of the Group's steel product and solutions offering
- Help to improve production processes, through continuous or breakthrough change
- Development of know-how across the Group
  - Product enhancement in partnership with customers
  - Sharing of best practice
  - Implementation of continuous improvement plans
- Improved research and development efficiency and reduced time-to-market (objectives of the 2005 Innovation Project completed last year)
- Development of programmes in line with the strategic priorities of business sectors and Arcelor's sustainable development strategy
- Development of partnerships with customers: 200 currently in place
- Development of external co-operation:
  - Joint studies with other industries and other steelmakers
  - Partnerships with universities and research institutes
  - Public-private joint ventures

Innovation: a core business

Arcelor employs more than 1,300 research staff worldwide, including 1,100 in Europe in Maizieres-les-Metz (France), Ghent and Liège (Belgium) and Aviles (Spain). The Flat Carbon Steels accounts for 80% of Arcelor's innovation and R&D effort, Stainless Steels 15% and Long Carbon Steels 5%. The Group also has almost 150 engineers embedded within major customers, of which 60% carry out research in the automotive industry and 40% in the packaging, construction and manufacturing industries.

Arcelor's net research spending increased to €137.61m in 2005.

On average, the Group develops 20 new steel solutions (including 12 in flat steels) and creates 35 new products (25 in flat steels) per year. Half of the steel products that Arcelor offers to carmakers have been introduced in the last five years.

Arcelor has developed numerous research partnerships worldwide. It currently has 15 automotive steel and process projects underway with Nippon Steel in Japan. Under this technological alliance, the two companies have a combined research staff of 2,500, equal to 60% of global steel research resources.

Promoting innovation dedicated to the environment and safety

40% of Arcelor's research is geared specifically toward the Group's environmental policy. This research has a direct environmental impact: reduced consumption of energy and raw materials, less polluting discharges from plants, and development of products that comply with future environmental standards. It also has a indirect impact, through products that anticipate the expectations of the Group's customers, such as very-high-tensile steels that increase automobile safety and which, being lighter, allow lower vehicle CO_2 emissions, and steels with properties that allow customers to remove certain stages of their production process (e.g. steel coated with organic matter).

In terms of processes, Arcelor has launched the ULCOS (Ultra-Low CO_2 Steelmaking) project, which aims to select and develop technologies allowing a drastic reduction in CO_2 emissions during steel production. This project, which brings together 48 partners in Europe, enjoys financial support from the European Commission. Arcelor is the project's co-ordinator.

R&D teams have also focused on several environmental projects such as controlling harmful emissions from iron ore agglomeration and coking plants, improving recyclability of scrap at basic oxygen furnaces, and reducing temperature dispersion in galvanization furnaces.

Steel solutions for a better world

Arcelor steel is a product that contributes to sustainable development. Steel solutions mean a series of services that supplement the Group's products, to better fulfil customer expectations.

The environmental impact of Arcelor's steel solutions in terms of recyclability, durability, weight reduction and robustness is tightly controlled. The same is true for the production methods used in the various Group entities.

Steel solutions in construction

Steel does not emit hazardous, volatile or allergenic substances. Structural steel does not have its own electric or magnetic fields. The influence of steel beams on magnetic fields in a building is insignificant in terms of hazardous effects for humans and animals.

Steel adds significant value in terms of environmental protection. It allows:

- a reduced quantity of construction materials and lower transportation requirements due to the reduced weight of structures
- reduced construction times due to prefabrication
- reduced waste on site by allowing "dry" assemblies
- building designs that incorporate the disassembly and reuse of structural elements
- recycling and extraction of materials from the waste chain

Steel enhances the aesthetic qualities and versatility of buildings. It allows:

- thin load-bearing elements, thus increasing the usable area in buildings
- the design of versatile, audacious and exceptional structures

Steel has a generally favourable environmental impact. The lifecycle analysis of a steel building compared with a concrete building shows a 41% reduction in water consumption during the construction phase. A steel structure allows half as many trips by truck to and from the site, and produces 57% less inert waste. Using advanced external insulation techniques, steel allows significant energy savings and easier maintenance and upgrading throughout the life of the building. At the end of its life, steel offers easy recycling possibilities. Overall, the savings generated during construction (which accounts for 92% of consumed energy) show that steel's environmental impact is highly favourable (for more information, see www.constructalia.com).

Concerning the building and construction market, Arcelor has focused its R&D efforts on projects that demonstrate the performance capabilities of a number of construction systems for energy-efficient buildings, such as ventilated double roofs, and on reduced-weight materials, such as beams and sheet piling.

Steel solutions for the automotive industry

Steel is the most widely-used material in the automotive industry, with flat steels accounting for 40% of the weight of a vehicle and 98% of the body in white. It offers significantly enhanced safety through its impact resistance, and increased environmental friendliness through its recyclability.

Safety: Increasingly stringent crash standards require huge increases in energy absorption. To meet these challenges, more resistant materials are required. Steel currently offers resistance of over 1,000 MPa. Very-high tensile steels (VHT) currently account for more than 30% of steels used on the body in white. Arcelor makes a constant contribution to improving vehicle safety. The Group's VHP (very high performance) and VHT steels are recognized by automotive manufacturers as playing an active part in improving safety performance in the most demanding crash tests.

Environment: It takes less energy to produce steel than other materials. Steel is a non-toxic metal that can be recycled indefinitely and easily due to its magnetic properties. The increased use of very high tensile (VHT) steels and new generations of steel allow the weight of a body in white to be reduced by 25-50%.

Durability: Arcelor's coated steels allow manufacturers to offer warranties of up to 30 years.

Evolving technology: almost 30 different grades of steel can be specified on a body in white, depending on the performances required. Half of Arcelor's automotive steel products are less than 5 years old.
In the **Automotive** industry, R&D has focused on promoting steel solutions through the use of demonstrators such as ABC (Arcelor Body Concept), which illustrate the weight reduction potential developed by Arcelor. R&D has also focused on providing customer support for working these steels and integrating them into new vehicles.

These new steel grades allow major weight savings that directly reduce vehicles' polluting emissions (roughly 10% on a standard "segment C" vehicle). They also allow enhanced passenger safety in these vehicles by meeting all EuroNCAP 5-star crash-test criteria and the American standards for rollover and rear impact.

Steel solutions for packaging

Safety: Steel packaging offers excellent protection for content such as canned foods, beverages, powdered milk for infants, coffee, or any other product. Its solidity makes it the ideal packaging material for all types of products. Its robustness allows it to withstand impacts. It is impermeable by light, gases and micro-organisms, preventing damage to the contents over the long term. Its tamper-proof qualities guarantee complete safety for consumers.

Environment: Steel's magnetic properties facilitate recycling, regardless of how the used packaging is processed: selective sorting, composting, or incineration. Cans have become much lighter over the past ten years, and so use less material when originally made. Lastly, steel packaging can be easily recycled into new steel products.

Arcelor continued to update its packaging offering in 2005 through an expanded range of steels with high tensile and high ductility characteristics, allowing reduced thickness and therefore lighter packaging, along with easier working. A new line of steels with very low tensile properties and very high ductility has been launched, allowing designers to give free rein to their imaginations, by making new shapes possible. The infinite recyclability of steel is also a key aspect that can be exploited for each of its applications.

Steel solutions for household appliances

Steel allows intrinsic cost reductions to be achieved in appliances, and also enhances appearance, acoustics, ease of use and energy efficiency. It is also better for the environment. The WEEE European directives applicable as of 2006 concerning the recycling of electrical and electronic appliances is a wonderful opportunity for promoting the economic and environmental advantages of increased steel use in the design of household appliances, thanks to the infinite recyclability of the material.

Arcelor has focused on developing and expanding its range of environmentally friendly products for household appliances.

Total quality and TPM

All Arcelor sites use a total quality approach and have ISO 9001 certification. Each site ensures quality every day by setting objectives – such as customer satisfaction and observance of production lead times – as part of Annual Development Plans (ADP). Quality methods require the participation of all staff, who

are required to take ownership of quality processes. Despite high quality levels, Arcelor continues to introduce new methods to stimulate its continuous improvement objectives.
Arcelor has used JIPM's TPM (Total Plant Maintenance) method since 1995 to promote industrial excellence in terms of reliability, customer satisfaction, safety and environmental protection. TPM fits perfectly with Arcelor's commitment to sustainable development. TPM enhances organizational credibility and creates social ties within organizations. It ensures consistent service and improved quality for customers, along with higher yields and lower logistics and maintenance costs. It also minimizes the environmental impact of production. All Arcelor's Flat Carbon Steel production sites are committed to TPM.

In 2005, Japan Institute of Plant Maintenance (JIPM) awarded 169 excellence prizes to plants applying the TPM method, including 14 Arcelor flat carbon steel plants in Europe.
In order to foster exchanges of best TPM practice in the Stainless Steel sector, the Inox Progrès Continu challenge, which is the first of its kind, was organized on 15 March 2005 and involved a number of operators and managers.

Principle 7: Corporate governance

Objectives

- Split between the functions of Chairman and Chief Executive Officer
- Establishment of Board-level committees to promote transparency and professionalism
  - Audit Committee
  - Appointments and Remuneration Committee
- Definition of qualification criteria for independent directors
- Compliance with international corporate governance recommendations
- Clear definition of principles regarding commitments made by the Group and its entities and its entities (mandatory two-signature system, up-to-date table of authorized signatories for the parent company and entities, legal validation for all contacts, etc.)

Achievements

Arcelor is dedicated to applying the principles of good corporate governance, and is maintaining its efforts to ensure transparency and improve the quality of distributed information. In its annual report, the Group includes the Report of the Chairman of the Board of Directors on corporate governance and internal control procedures (see page 105). Detailed information is provided on the members of the Board of Directors, the remuneration of Board and Management Board members, and Internal Audit procedures.

An area dedicated to corporate governance has been added to the www.arcelor.com website. This area now provides a wide range of reference documents concerning the company.

A Board self-assessment procedure was launched at the beginning of 2005. Self-assessment concerns the organization and follow-up of Board meetings, the composition of the Board, the missions and operations of the Board, the remuneration of its members, and the running of the Audit Committee and the Nominations and Remuneration Committee.

Code of Ethics

In 2005, Arcelor drew up a Code of Ethics, which defines basic values and ethical behaviour standards for each Group employee worldwide. This is an official document, forming part of Arcelor's Principles of Responsibility and its commitment to the United Nations Global Compact, particularly in terms of the tenth principle relating to efforts to combat corruption. While the Principles of Responsibility set out guidelines for Arcelor's behaviour, the Code of Ethics refers to the individual behaviour of each employee.

An Ethical Compliance Officer was appointed in mid-2005 to implement the Code of Ethics. The Code, translated into all the Group's major languages, has been disseminated among all employees using media such as brochures, pocket cards, posters and the intranet, along with an explanatory note from the CEO detailing its most important points. A campaign to inform staff and raise their awareness about the Code has been introduced, involving numerous conferences, workshops and seminars. A network of ethics correspondents, able to answer any ethics-related question in a given region or country, has been set up and will be rounded out in 2006. The roll-out of early warning and whistleblowing systems (including a telephone number, email address and mail address) started in late 2005, and will be completed in 2006. These systems will complement the existing possibility for employees to seek confidential ethical advice from their hierarchical superior, the local ethics correspondent or the Ethics Compliance Officer.

Arcelor's Code of Ethics

Compliance with laws and regulations
We will always conduct our business in full compliance with applicable international, national and local laws and regulations.

Health and safety
We will promote a healthy, safe working environment. Safety will come first in all our business decisions and we will accept no compromise in this area.

Equal opportunities
We are committed to equal employment opportunity and fair treatment of employees. We will not tolerate any form of discrimination or harassment.

Respect for the environment
We will act with the utmost respect for the environment, working to keep environmental impact to a minimum wherever we operate.

Fair trading
Relationships with our customers, suppliers and competitors will be based on the principles of fairness and honesty.

Conflicts of interest and integrity
We will avoid any situation where personal interests might in any way conflict with the interests of the business, particularly with regard to financial interests, activities outside Arcelor, family relationships and the receipt or offer of gifts and hospitality.

Shareholders and the stockmarket
We will uphold shareholders'rights. We will not trade in the shares of any listed company within the Arcelor group, directly or indirectly, on the basis of information not publicly available.

Confidentiality and information
We will not divulge any confidential information concerning the Group or its business. Only authorized staff are to respond to requests from the press and others. In this, they will abide by the principles of openness, honesty and responsibility. All information disclosed will be accurate and complete, and presented in accordance with generally accepted accounting principles.

Safeguarding assets
We will use Group assets with respect, avoiding any form of waste or misuse. We will not use them for any purpose not directly related to Arcelor's business.

Records
We will keep all necessary records of the business and its transactions.

Principle 8: Responsible citizenship

Objectives

- An approach that fosters respect for the Group's multicultural characteristics
- Respect for the cultures of individual countries
- Encouragement of active involvement in social projects
- Development of retraining programs and industrial redevelopment of sites following plant closures.
- Targeted support and sponsorship programmes at the local, national and international levels
- Initiatives to allow access to plants as part of a commitment to transparency

Responsible approach to industrial reorganizations

In keeping with the traditions of Arcelor's founding entities, industrial reorganizations are announced several years in advance, and are based on in-depth strategic reviews carried out jointly with the people concerned.

This principle of forward planning supports Arcelor's efforts to handle these reorganizations in a socially responsible manner, working with the European Works Council and staff representation bodies. The aim is to work with these bodies to find the best possible solutions and to anticipate the impact of restructuring on employees.

Arcelor's long-term strategy involves industrial reorganization at several European sites lasting until 2010. The strategy was defined when the Group was created in 2002, and has involved disclosures and consultations enabling Arcelor and staff representative bodies to limit the impact on employees and to deal with it on a long-term basis.

The steel industry involves heavy investment in equipment that has a long lifespan (more than 15 years). As a result, Arcelor gives itself as much time as possible to develop in-depth dialogue with staff representative bodies, the public authorities and other stakeholders. The aim is to provide a solution to each employee affected by reorganizations and to give fresh stimulus to the local labour forces affected.

In these industrial reorganizations, Arcelor prioritizes restructuring methods that have no direct impact on labour, such as early retirement. When these methods are insufficient, labour management measures are used. Arcelor tries first to find solutions other than redundancies, such as internal transfers, redeployment, the spreading of planned measures over time, reorganization of labour or alterations and reductions in working hours.

Internal transfers between Group entities and sectors is the first line of action, and Arcelor has an internal unit specializing in this activity. Special training plans are created for staff affected by restructuring or who cannot be transferred internally, and assistance with personal projects is provided. This approach has also improved internal mobility, and is an integral part of the Horizon 2008 agreement signed by three unions in January 2005. In addition, given trends in the average age of plant workers, internal transfers have become the basic method for handling reorganization.

Restructuring can also have a major impact on local labour forces. Arcelor is often one of the biggest employers in the regions where it operates, and is committed to developing replacement activities, in conjunction with governments, local authorities and local organizations. For example, this includes the creation of local training programmes, efforts to redeploy sites and employees, job creation assistance and initiatives to find new owners to take over activities, depending on the methods best suited to local and national needs.

SODIE (Société pour le Développement de l'Industrie et de l'Emploi) helps redeploy local labour forces. Arcelor is a minority shareholder of SODIE alongside Alpha.

SODIE was founded in 1983 by the two French steel companies Usinor and Sacilor, which are now part of Arcelor. The aim was to offset the economic and social consequences of restructuring at these two companies. In particular, SODIE's brief is to help create jobs and transfer employees in areas affected by industrial reorganization. It does this by providing financial assistance in the form of loans and grants to companies setting up or expanding in areas undergoing job losses. These companies must have plans that will create jobs. SODIE also canvasses companies to encourage them to move into areas affected by redundancies. At the same time, employees of companies undergoing restructuring who want to create their own businesses are given long-term assistance in terms of both human resources and finances.

By setting up SODIE, Arcelor invented the concept of the workforce redeployment company. SODIE has shown that such companies are viable and effective. It is continuing to innovate, and is now developing its employee transfer activities in addition to its redeployment efforts.

Since the early 1980s, the Arcelor group has provided assistance to more than 8,500 projects in France, which have yielded almost 95,000 jobs.

In 2005, efforts to revitalize local labour markets - including initiatives in Belgium - are likely to lead to the creation of almost 6,000 jobs.

Arcelor is using the extensive experience of its founding entities (Arbed in Luxembourg, Aceralia in Spain and Usinor in France) in this field.

Examples of socially responsible redeployment

- The closure of Arcelor's l'Ardoise plant in France was a project that involved all stakeholders and started 18 months before production was due to cease (2004). The redeployment of staff and the revitalization of the local labour force were co-ordinated. Most employees found new jobs with other Group companies, while others opted for outplacement or took the opportunity to set up their own business. Arcelor's redeployment commitment is to match redundancies with local job creations by 2008. A convention has been signed with the French government. This convention is being implemented by SODIE and the work and labour department of the regional government.
- In Biache, in Northern France, the closure of an Arcelor plant in 2002 was accompanied by a commitment to find a solution for all employees, either through internal transfers or outplacement, or by supporting personal projects. Other employees were able to take early retirement. The redeployment of the site as an industrial and craft park is now well underway.
- As part of the same effort, in the Lorraine region of France, service company H&E (see below) was set up in 1999 to provide a long-term solution for surplus employees, particularly the oldest and most vulnerable, for whom transfers were difficult or impossible.
- At the European level, Arcelor has carried out similar experiments in the various countries in which it operates: SODIE also operates on Arcelor's behalf in Belgium, while Arcelor's European Works Council started a review of the Group's restructuring in 2005.

In September 2005, Arcelor organized an evening debate on the theme of redeployment and the responsible management of restructuring. The debate took place in Paris and was attended by Guy Dollé (Arcelor CEO), Odile Quintin (Director-General of the European Commission), François Loos (French Industry Minister) and Nicole Notat (chairman of Vigeo). The debate covered the innovative example of Hommes & Emplois, the Arcelor subsidiary set up in 1999 to ensure the professional redeployment of more than 200 former Group employees whose employability was limited by health issues, age (over 50) or lack of qualifications, following an industrial reorganization. H&E offered individual support to each person, in order to find them a satisfying job that was suited to their potential. H&E focuses on two business areas: finishing work in the construction industry and document digitization.

H&E has developed well, and has gradually become a new tool in managing surplus staff, particularly older employees and those in vulnerable positions, in cases where there is no redundancy plan or where the plan does not allow the transfer of staff in a socially and economically satisfactory manner. Just over five years after it was created, H&E has 195 staff and revenues of €3.65m.

H&E's example shows that there are alternatives to redundancies and early retirement. It has benefited 200 people, sparing them from the trauma of redundancy and sparing the community from the economic cost of restructuring, since H&E employees pay tax and do not claim unemployment benefits. This results in a saving for the public authorities, and therefore the taxpayer, of €140,000 per person employed by H&E.

Supporting society


Sport 21%
45% Local life
Art & Culture 34%

In 2005, Arcelor spent more than €12m on sponsorship in all countries in which it has production sites. Programmes are managed either locally at site level, and feature heavy employee involvement, either through the Belgo, Acesita and CST foundations in Brazil or at the corporate level.

Arcelor sponsored a large number of humanitarian, cultural, educational and sporting organizations and events in 2005. These include the French bone marrow transplant association, the Brazilian league against cancer, the Luxembourg Red Cross and the Luxembourg Philharmonic Orchestra, the SIDMAR Prize for Scientific and Medical Research, the Corporate Funding Programme and the Festival of Flanders in Belgium and the Prince of Asturias' foundation in Spain. Arcelor is also extending its efforts in Brazil through the Belgo and Acesita foundations.

2005 was the "Year of Brazil in France". Arcelor was actively involved in this cultural exchange programme between France and Brazil, and supported various contemporary art exhibitions, in order to raise awareness of the cultural wealth of modern Brazil.

Arcelor also signed a strategic partnership with the Bilbao Guggenheim Museum and joined the museum's Board of Directors in 2005. Arcelor has strong roots in the Basque country, and actively supports the region's culture. Through this partnership, the museum permanently houses seven steel sculptures by Serra, one of the region's leading contemporary artists.

Bone marrow donor bank

In 1988, a partnership agreement was signed with France Greffe de Moelle, an bone marrow transplant association founded by two Nobel Prize winners in physiology, Professors Jean Bernard and Jean Dausset, to register bone marrow donors. Transplants of stem cells are the only way to cure certain forms of leukaemia. As a result, registers of compatible donors substantially increase transplant opportunities and the chances of patients' recovering.

Since Arcelor was created in 2002, the Group has continued this commitment and contributed to the development or creation of stem cell donor registers in France, Spain, Italy, Belgium and Luxembourg. National files of potential donors and an international computer network connecting them is the cornerstone for a worldwide fight against leukaemia through stem cell transplants. In 2004, Arcelor increased its commitment to Brazil by supporting INCA (Brazil's national cancer institute) in its initiative to develop the country's bone marrow donor register.

In 2005, Arcelor's Brazilian units supported Brazil's bone marrow transplant partnership. More than 23,000 staff signed up to REDOME, INCA's national register of bone marrow donors. Of these, 11,670 were from Belgo, 416 from Vega do Sul, 5,641 from CST and around 5,800 from Acesita.

REDOME currently has around 150,000 registered donors, which remains low given the size of Brazil's population. Arcelor's aim is to help expand the register to 250,000 donors.

Arcelor Dunkerque has long partnered blood and bone marrow donor initiatives. The company's staff are heavily involved in this life-saving commitment. This commitment was shown by two major events in 2005:

- On 10 September, managers of the Dunkirk and Mardyck plants were presented with "Entreprises Partenaires de la Vie" trophies by the French blood donor federation.
- On 18 September, the Les Foulées du Grand Large road race took place. This event has been supported by Arcelor for 18 years, and is in aid of the French bone marrow transplant association. In 2005, the event's patron was top cyclist Laurent Thirionet, who won four medals in the 2004 Paralympics, has been European champion several times and holds the world 1-hour cycling record.

GRI correspondence table

The Arcelor sustainable development report has been prepared for all consolidated companies. To improve usability, the table below shows the correspondences between Arcelor's sustainable development reporting and the headings proposed by the Global Reporting Initiative (www.globalreporting.org)

Arcelor sustainable development report	Pages	Global Reporting Initiative
Messages from Joseph Kinsch and Guy Dollé	2	1.2 + 2.9 + 3.9
Corporate governance and internal control procedures	105	3.1->3.6 + LA11
Shareholders	16	3.8
Ongoing sustainable development policy across the whole Arcelor Group	68	1.1 + 2.10 ->2.16 + 3.7 + 3.14 + 3.15 + 3.20 + SO2->SO4
Global Compact	70	3.14 + 3.16 + EN33 + LA14 + HR1->HR7 + LA10 + LA11 + LA14 + SO2 + SO3
Sustainable development scorecard	72	1.1 + 3.19 + 3.20
Key performance indicators	74	3.19 + 3.20
Principle 1: Group profitability	76	EC1
Principle 2: Health and Safety	77	3.20 + LA5->LA7 + LA15 + PR1
Principle 3: Environmental Protection	81	3.16 + 3.20 + EN2 + EN5 + EN8 + EN10->EN12 + EN14 + EN27 + EN34
Principle 4: Dialogue with all partners	87	2.9+3.9 + 3.10 + LA4
Principle 5: Skills development	89	LA1->LA4 + LA9 + LA10 + LA16 + LA17
Principle 6: Innovation and quality	93	3.16 + PR1 + PR2 + EN14 + EN16
Principle 7: Corporate governance	97	LA13 + LA4 + 3.1->3.6
Principle 8: Responsible citizenship	99	EC10+S01 + LA4 + LA16

Arcelor sustainable development contact details
Internet: www.arcelor.com
Email: sustainability@arcelor.com



Corporate governance and internal control procedures

Report of the Chairman of the Board of Directors on corporate governance and internal control procedures

Corporate governance

1. Objectives

Arcelor is committed to adopting best practice in terms of corporate governance in its dealings with shareholders. In particular, Arcelor ensures good corporate governance by rigorously applying rules concerning transparency, quality of reporting and the balance of powers.

The principles of corporate governance set out in this report are in line with international recommendations. Against a constantly changing regulatory background, Arcelor has maintained its efforts to achieve transparency and improve the quality of its reporting in order to:
- enhance market transparency and efficiency
- protect shareholder rights and make it easier to exercise these rights
- ensure the timely reporting of accurate information about significant issues affecting the Group

To meet the expectations of our shareholders and investors, Arcelor has a section of its website (www.arcelor.com) dedicated entirely to corporate governance. As well as the subjects covered in this report, the website gives regular updates on information such as changes in the articles of association, the share ownership structure and the share capital.

2. Principles of organization

Arcelor is a company incorporated in Luxembourg and governed by Luxembourg law, in particular the law of 10 August 1915 relating to commercial companies, subsequently amended. Detailed information on this subject can be found in the corporate governance section of the Arcelor website.

Since Arcelor was founded, the functions of Chairman and Chief Executive Officer have been kept separate. Joseph Kinsch is the Chairman of the Board of Directors while Guy Dollé is Chief Executive Officer.

In order to optimize management processes and make them fully transparent to all stakeholders, the Board of Directors and the Management Board have established internal rules intended to define the Group's operating procedures, establishing an appropriate balance between the Board of Directors and the Management Board.

3. General Meeting of Shareholders

The company's General Meeting represents all shareholders. It has the broadest powers to order, implement and approve all actions relating to the company's operations.

The General Meeting of Shareholders is chaired by the Chairman of the Board of Directors or, in his/her absence, by the Vice-Chairman.

Arcelor's Annual General Meeting of Shareholders is held in Luxembourg, at the head office, or at any other place in the city of Luxembourg specified in the notice of meeting, on the last Friday of the month of April at 11.00am.

All shareholders have the right to attend the General Meeting or be represented by the Chairman (with or without voting instructions) or by any person of their choice as their proxy, to address the Meeting and to exercise their voting rights in compliance with the company's articles of association.

No minimum number of shares is required to take part in the General Meeting of Shareholders. Every share carries an entitlement to one vote.

To Arcelor's knowledge, no shareholder pacts exist at the company level.

To attend the General Meeting of Shareholders in person or by proxy:

- Shareholders personally registered in Arcelor's share register receive at their place of residence all documents relating to the meeting and, in particular, the notice of meeting together with the agenda and proposed resolutions as well as a form that allows them to indicate their intention to attend the General Meeting in person or by proxy.
- Shareholders not personally registered in Arcelor's share register must contact the financial intermediary through which their shares are held.

The Annual General Meeting has a quorum irrespective of the number of shareholders in attendance and the shares they represent. Resolutions are passed with a simple majority of the votes validly cast by the shareholders present in person or represented.

Arcelor undertakes to follow the corporate governance principles aimed at ensuring proper reporting to shareholders and market transparency.

Fifteen days before the Annual General Meeting, shareholders may inspect the following documents at the company's head office:

- the parent company and consolidated financial statements
- the list of public funds, shares, bonds and other company securities making up the portfolio
- the management report
- documents issued by the auditors, whose report to the registered shareholders is required by law

The management report, the parent company and consolidated financial statements and the aforementioned documents issued by the auditors are sent to the registered shareholders at the same time as the notice of meeting. All shareholders have the right, upon presentation of their share certificate, to receive, free of charge and fifteen days before the meeting, a copy of the documents listed in the bullet points above.

After approving the parent company and consolidated financial statements, the General Meeting shall hold a special vote on granting discharge to the Directors for the performance of their duties.

4. The Board of Directors and its Committees

4.1. Board of Directors

The Board of Directors is made up of 18 non-executive directors appointed by the Annual General Meeting of Shareholders. Three of the directors are employee representatives.

The Board is international in nature, with six different nationalities represented.

If a director's seat becomes vacant, the remaining directors may, by a majority of the validly cast votes, elect a director who subsequently fills this seat until the next General Meeting of Shareholders.

The directors act in the interests of the company.

Should a conflict of interest arise with regard to an operation submitted for the Board of Directors' approval, the director concerned must inform the Chairman of the Board beforehand, insofar as this is possible. He must also inform the Board of Directors. He/she will not take part in the discussion or vote on this operation. Any such conflict of interest is recorded in the minutes of the meeting. The General Meeting of Shareholders is informed of such conflicts of interest in accordance with the law.

The Board of Directors includes a sufficient number of independent directors to give them a significant influence over the decision-making processes. The independent directors are independent from the company and its principal shareholders, meaning that:

- they do not hold an executive position within the company
- they do not have any family relationship with members of the Management Board that could influence their independent judgment
- they do not represent a shareholder who owns at least 2% of the company's share capital
- they do not provide to the company any goods or services that, in the opinion of the Board of Directors, would be likely to influence their judgment

The Board of Directors regards 11 directors as meeting all the previously mentioned independence criteria, i.e. Joseph Kinsch, José Ramón Álvarez Rendueles, HRH Prince Guillaume of Luxembourg, Noël Forgeard, Hedwig De Koker, Jean-Yves Durance, Ulrich Hartmann, Daniel Melin, Edmond Pachura, Francisco Javier de la Riva Garriga, and Sergio Silva de Freitas.

John Castegnaro, Manuel Fernández López and Michel Marti are the three directors who represent employees.

Corporación JMAC B.V., represented by Ramón Hermosilla Martín, is regarded as a non-independent director owing to the size of its equity stake in Arcelor.

Georges Schmit and Jean-Pierre Hansen are also regarded as non-independent directors because they represent two shareholders who possess a significant proportion of Arcelor's share capital, i.e. the Luxembourg government and the region of Wallonia.

Fernand Wagner is classified as a non-independent director owing to his former executive functions within Arbed.

Composition

N.B.: Only mandates at listed companies are stated in the table below	Date of birth	Nationality	Start date of first term of office	End of term of office (AGM)	Status
Joseph Kinsch Chairman of the Board of Directors, Luxembourg	2 May 1933	Luxembourg	15 February 2002	2006	Independent director
José Ramón Álvarez Rendueles Vice-Chairman of the Board of Directors, Madrid, Spain *Director* Gestavisión Telecinco S.A	17 June 1940	Spanish	15 February 2002	2006	Independent director
HRH Prince Guillaume of Luxembourg Luxembourg	1 May 1963	Luxembourg	15 February 2002	2006	Independent director

Composition

N.B.: Only mandates at listed companies are stated in the table below	Date of birth	Nationality	Start date of first term of office	End of term of office (AGM)	Status
John Castegnaro Honorary Chairman of OGB-L, Luxembourg	3 November 1944	Luxembourg	15 February 2002	2006	Director representing employees
Jean-Yves Durance Chief Executive Officer of Marsh, Paris, France	28 July 1942	French	15 February 2002	2006	Independent director
Noël Forgeard Chairman and CEO of EADS, Toulouse, France	8 December 1946	French	30 April 2004	2009	Independent director
Jean-Pierre Hansen Vice-Chairman of the Executive Board, Suez, Brussels, Belgium *Director* Abgar - Distrigaz - Electrabel - Fluxys	25 April 1948	Belgian	15 February 2002	2006	Director representing the Wallonia region (SOGEPA)
Ulrich Hartmann Chairman of the Supervisory Board, E-ON AG, Dusseldorf, Germany *Supervisory board member* IKB Industriebank AG (Chairman) Munich Re RAG Aktiengesellschaft Deutsche Lufthansa AG *Director* Henkel KgaA	7 August 1938	German	15 February 2002	2006	Independent director
Corporación JMAC B.V. represented by **Ramón Hermosilla Martín**	-	-	15 February 2002	2006	Non-independent director
Hedwig De Koker Chairman of the Board of Directors of Van der Veken Vastgoed PLC, Brussels, Belgium	28 December 1955	Belgian	15 February 2002	2006	Independent director
Manuel Fernández López Secretary-General of the Metal, Construcción y Afines de UGT union, Federación Estatal (M.C.A.- U.G.T.), Madrid, Spain	8 June 1947	Spanish	Co-opted in the Board meeting of 12 November 2004 Appointment ratified in the 2005 AGM	2006	Director representing employees
Michel Marti Former secretary of the CFDT union, Broye, France	6 July 1947	French	30 April 2004	2009	Director representing employees
Daniel Melin Chairman (EMEA South), EDS, Paris, France	29 May 1944	French	15 February 2002	2006	Independent director
Edmond Pachura Chairman, UNAS, Paris, France	31 January 1934	French	25 April 2003	2006	Independent director
Francisco Javier de la Riva Garriga Executive Vice President, Fertiberia S.A., Madrid, Spain	28 August 1945	Spanish	15 February 2002	2006	Independent director
Sergio Silva de Freitas Senior Vice President, Banco Itaù S.A., Sao Paulo, Brazil	16 January 1943	Brazilian	15 February 2002	2006	Independent director
Georges Schmit Principal Government Advisor, Luxembourg *Director* S.E.S. Global S.A. ARES S.A.	19 April 1953	Luxembourg	15 February 2002	2006	Director representing the Luxembourg government
Fernand Wagner Former CEO of Arbed, Luxembourg	24 February 1938	Luxembourg	15 February 2002	2006	Non-independent director

The Secretary of the Board of Directors is Paul Junck, Arcelor's General Secretary.

At 31 December 2005, members of the Board of Directors held 102,729 shares in the company, not including Corporación JMAC B.V. which was a major shareholder with 22,730,890 Arcelor shares at that date.

Role and powers of the Board of Directors
Within the limits defined by law and the articles of association, the Board of Directors has the broadest powers to administer and manage the Company and fulfil its corporate purpose.

The Board of Directors appoints the members of the Management Board, as well as the Chief Executive Officer.

Without prejudice to the responsibilities it is legally required to perform, the Board of Directors, at the proposal of the Chief Executive Officer, draws up strategic objectives as well as the general business plan for the parent company and the Group, approves the allocation of resources for achieving such objectives, oversees the implementation of the general business plan, oversees the operation of the parent company and Group, and reports to shareholders.

The Board approves the following documents after recommendations by the Management Board:
- the parent company's financial statements and the proposed appropriation of earnings
- the consolidated Group financial statements
- the consolidated budget estimates
- the reports to be submitted to the General Meeting of Shareholders

It approves all major investments and all strategic operations.

Operating procedures
The Board of Directors elects a Chairman from among its members. The Chairman's powers are those defined by the articles of association and those given to him/her by the Board. He/she represents the Board of Directors with respect to the outside world.

The Chairman maintains ongoing contact with all major Arcelor shareholders in conjunction with the Chief Executive Officer.

He/she chairs the meetings of the Board of Directors.

Among his/her responsibilities, the Chairman of the Board of Directors must evaluate the major issues submitted by the Management Board to the Board of Directors in order to form his/her own opinion. For this purpose, he/she maintains or develops the necessary understanding of the issues, challenges, developments and opportunities in Arcelor's various sectors through periodic consultation with the Management Board and the CEO.

In general, the Chairman fulfils his/her responsibilities in the spirit of teamwork with the Management Board and the CEO.

The Board of Directors may elect a Vice-Chairman from among its members. The Vice-Chairman's powers are those defined by the articles of association and those given to him/her by the Board.

The Board of Directors meets seven times per year, and meetings are convened by the Chairman. Additional meetings may be convened if necessary in the interests of the Company.

If the Chairman cannot attend, the Board is chaired by the Vice-Chairman or the most senior Director by age.

The agenda for the meetings is established by the Chairman of the Board in consultation with the CEO.

The CEO and members of the Management Board participate in the meetings of the Board of Directors in an advisory role.

Other persons may be invited by the Chairman of the Board to participate in an advisory role in the discussion on a particular point of the agenda.

The Board is assisted by a Secretary appointed by the Board of Directors upon the recommendation of the Chairman. The Secretary of the Board attends the meetings of the Board of Directors, helps to prepare meetings and drafts the minutes. He/she does not have a vote.

The Board of Directors has a quorum only if a majority of its members are present or represented. Resolutions are passed by a simple majority of the validly cast votes. If a vote is tied, the Chairman has the casting vote. However, resolutions of the Board of Directors concerning the issuance, within the limits of the authorized capital, of shares or other securities that give or may confer the right to shares, require a two-thirds majority of the members present or represented.

Press releases regarding parent company and consolidated financial statements and major decisions made by the Group are submitted to the Board of Directors for approval, after initial approval from the Audit Committee.

Information provided to the Board

It is the duty of the Chairman of the Board, assisted by the Secretary of the Board of Directors, to provide the Directors with the appropriate information in preparation for each meeting based on the circumstances and the items on the agenda.

The Chairman of the Board of Directors ensures that the directors are given the principal information concerning the Group, particularly financial analysis reports and press releases.

Insider information and operations affecting Arcelor shares

At the beginning of each year the Directors are informed about the rules concerning insider trading and the "blackout" periods during which they must not undertake any transactions in Arcelor shares.

Since 2005, AMF, the French market supervisory authority, has been informed about transactions in Arcelor shares carried out by Directors and members of the Management Board when their value exceeds €5,000 per calendar year.

Confidentiality of information

Directors and any other person called to attend the meetings of the Board of Directors are bound to secrecy regarding any information of a confidential nature of which they become aware as a result of their participation in said meetings.

This obligation of confidentiality remains in force even after they have left their positions within Arcelor.

Activity report
In 2005, the Board of Directors held seven meetings with an average length of about three and a half hours. The average attendance rate of the Directors was 86%.

At each of these meetings, the Board of Directors devoted one point of its agenda to health and safety issues covering all Group sites, with an analysis of accident frequency and injury severity rates and of serious and fatal accidents.

The Board of Directors devoted its first session to examining the budget for 2005. It approved the annual financial statements for 2004, as well as the quarterly and half-year financial statements for 2005 in three subsequent meetings. The Directors were also informed about the blackout periods applying to transactions in Arcelor shares in 2005. The Board approved the stock-option plan for 2005.

The Board of Directors discussed major Group acquisitions and disposals, such as the plan to acquire a significant stake in China's Laiwu Steel Corporation, along with the buy-out of minority interests in Aceria Compacta de Bizcaia in Spain. It also discussed Arcelor's participation in the public auctions for Erdemir (Turkey) and Krivorizhstal (Ukraine). It subsequently gave its approval to initiate talks with Turkish pension fund Oyak, the successful bidder for Erdemir, with a view to developing an industrial and financial partnership. It also approved the sale of three Spanish concrete reinforcing bar producers (Corrugados Azpeitia, Corrugados Getafe and Corrugados Lasao) to the Gallardo group.

The Board of Directors approved a public offer aimed at taking control of Canadian company Dofasco.

The Board approved the combination of Arcelor's Brazilian flat and long carbon steel activities (CST, Vega do Sul and Belgo Mineira) within a Brazilian holding company, Arcelor Brasil, listed on Brazil's São Paulo stock exchange. The Board approved the plan to take control of Acesita, Latin America's only producer of stainless steel.

The Board approved major investments such as the renovation of blast furnace no.1 and the continuous casting system at Fos (France), the increase in capacity at the Avilès steel plant (Spain), the construction of charcoal blast furnaces at Juiz de Fora (Brazil), the modernization of the steel plant in Dunkirk (France) and an increase in capacity at Acindar (Argentina).

The Board of Directors devoted an entire meeting to the group's strategy. It examined in detail recent developments in the international steel markets as well as Arcelor's position in the various markets and product segments.

The Board approved the Management Board's new organization model and, on the proposal of the Appointments and Remuneration Committee, appointed members to the new Management Board.

The Board adopted a Code of Ethics for the Arcelor Group, setting out clear ethical directives for all Group managers and employees.

Finally, the Board of Directors discussed various subjects relating to the Group's general operating environment, sustainable development, the consequences of the forthcoming European system for trading greenhouse gas emission permits, human resources, R&D, the macro-economic environment and the steel market.

Self-assessment of the Board of Directors and its Committees
In accordance with a decision taken in its 29 July 2004 meeting, the Board of Directors decided that in the first half of 2005 it would carry out a formal self-assessment of its operating procedures, as well as that of the Audit Committee and of the Appointments and Remuneration Committee, based on a

questionnaire approved by the Board. In future, this assessment will be carried out at least once every three years.

The self-assessment questionnaire covered seven principal themes:
- the organization of Board meetings and follow-up activities
- the Board's composition
- the current director independence criteria
- the Board's missions and the scope of its powers
- the remuneration of the Board's members
- the Audit Committee's operating procedures
- the Appointments and Remuneration Committee's operating procedures

Based on answers provided and observations made by Board members, decisions were taken to make further improvements to the operating procedures of the Board and its committees. It was also decided to increase the number of ordinary Board meetings per year from six to seven.

4.2. The Audit Committee and the Appointments and Remuneration Committee

In line with corporate governance principles, the Board of Directors has two committees.

4.2.1. The Audit Committee

Mission
The mission of the Audit Committee is to assist the Board of Directors in its role as controller of the company and the Group. It also examines the yearly, half-yearly and quarterly financial statements for the parent company and Group, and comments on accounting principles and rules and on the valuation rules used by the company when compiling these financial statements.

Composition
Its members are:
- José Ramón Álvarez Rendueles, Chairman
- Hedwig De Koker
- Jean-Yves Durance
- Georges Schmit

Operating procedures
Audit Committee meetings are convened by the Chairman at least twice a year. The committee can also meet at the request of at least two of its members.

The agenda of meetings is drawn up by its Chairman.

The meetings have a quorum when at least three of its members are present.

It can collaborate with and/or invite to attend its meetings:
- the Chairman of the Board of Directors
- the Chief Executive Officer
- the Chief Financial Officer
- the head of Accounts and the head of Internal Audit
- the outside auditors
- any other person whose contribution it deems useful

It is familiar with the Internal Audit work schedule and can request any document or information it deems useful or necessary for fulfilling its mission.

The work of the Audit Committee is documented in minutes drawn up by the Secretary and signed by the four members of the Audit Committee and its Secretary.

Activity report
The Audit Committee met six times in 2005. The average attendance rate of its members was 92%.

At these meetings, the Committee:
- analyzed the financial statements for 2004, including the principal non-recurring items that affected the consolidated income for that year, as well as quarterly and half-year financial statements for 2005
- examined the consolidated budget for 2005

The Audit Committee also proposed specific blackout periods to the Board of Directors relating to the publication of results during 2005.

It reviewed the financing activities of the group carried out via Arcelor Finance and Arcelor Treasury, as well as the group's insurance policy. The Committee also paid particular attention to the hedging of currency risk relating to purchases of coal, coke, ore and transportation, and to the accounting treatment of greenhouse gas emission rights.

It examined the 2005 programme of the Business Risk Control unit along with a detailed report from this unit mainly concerning the Group's risk mapping, which identifies Arcelor's major risks. It also examined a summary of audit reports produced in 2004 including recommendations on optimizing internal control procedures.

The external auditor provided the members of the Audit Committee with further information and explanations for each meeting.

At the end of each Audit Committee meeting, its Chairman gave an oral report to the Board of Directors, which was included in the minutes of the Board meeting.

4.2.2. The Appointments and Remuneration Committee

Mission
The principal mission of the Appointments and Remuneration Committee is to submit proposals to the Board of Directors on the remuneration of Management Board members, and on the appointment of new Directors and Management Board members. It is also kept informed by the Chief Executive Officer on the Group's remuneration policy for its top managers.

Composition
Its members are:
- Joseph Kinsch, Chairman
- José Ramón Álvarez Rendueles
- Jean-Pierre Hansen
- Edmond Pachura

Operating procedures
The committee meets at least once a year. It can also meet whenever its Chairman requests a meeting.

Its meetings have a quorum only when at least three of its members are present, including the Chairman.

It can work in collaboration with the Chief Executive Officer or any other person whose contribution it deems useful.

Activity report
The Appointments and Remuneration Committee met three times in 2005. The average attendance rate of its members was 100%.

At these meetings, the Appointments and Remuneration Committee:
- reviewed developments in the company's ownership structure
- drew up proposals for the Board of Directors on the remuneration of Management Board members, in terms of both fixed salary, bonuses and stock options
- submitted a proposal to the Board of Directors on the fee to be paid to the members of the Board of Directors with respect to 2004, which was approved by the Board and ratified by the General Meeting of Shareholders of 29 April 2005
- drew up a draft questionnaire to be used for the self-assessment of the Board of Directors' operating procedures and its committees, which was approved by the Board of Directors
- presented to the Board of Directors the conclusions and recommendations arising from this self-assessment
- carried out follow-up work on the classification of Board members according to the independence criteria adopted by Arcelor
- drew up a plan to reorganize the Management Board, which was approved by the Board of Directors in its 15 December 2005 meeting.

At the end of each Appointments and Remuneration Committee meeting, its Chairman gave an oral report to the Board of Directors, which was included the minutes of the Board meeting.

5. Management Board

Reorganization of the Management Board
To help it move on to a new phase of development, Arcelor has decided to alter its organization and streamline the Management Board as of 1 January 2006.

Arcelor has made a significant and ongoing contribution to accelerating developments in the steel industry. After three highly successful years of integration, Arcelor has embarked on a new phase of development. Its ambition is to maintain healthy growth and maintain its leadership in the steel industry. To deal with new challenges, particularly consolidation in developed markets, and to facilitate expansion into new geographical zones, it was decided that an eight-member Management Board was no longer as appropriate as it was when the Group was formed.

To realize Arcelor's ambitions as effectively as possible, the Board of Directors decided to streamline the Management Board by reducing the number of members to four, headed by Guy Dollé. This new model no longer revolves around the major industry sectors, but around business units that will report directly to the Management Board. Each Management Board member will be responsible for several business units, along with certain regions.

After Arcelor's highly successful initial phase of integration and consolidation, this new streamlined structure will give the Management Board greater flexibility in its operations, strengthen its members' collegial responsibility and allow Arcelor to adapt more quickly to globalization in the steel industry.

Composition

The Chief Executive Officer and the members of the Management Board are appointed by the Board of Directors, based on proposals by the Appointments and Remuneration Committee.

At 31 December 2005, the Management Board's members were as follows:

	Function	Date of birth	Nationality
Guy Dollé	Chairman of the Management Board, CEO	31 October 1942	French
Jacques Chabanier	Senior Executive Vice President, Purchasing, R&D, Information Technology, e-commerce, Alliance with Nippon Steel	11 March 1949	French
Jean-Yves Gilet	Senior Executive Vice President, Stainless Steels	9 March 1956	French
Roland Junck	Senior Executive Vice President, Long Carbon Steels	10 November 1955	Luxembourg
Paul Matthys	Senior Executive Vice President, Strategy, International Business Development	1 September 1949	Belgian
Guillermo Ulacia	Senior Executive Vice President, Flat Carbon Steels	12 February 1954	Spanish
Gonzalo Urquijo	Deputy Senior Executive Vice President, A3S	17 September 1961	Spanish
Michel Wurth	Senior Executive Vice President, Finance, Management by Objectives	17 April 1954	Luxembourg

The new streamlined Management Board, effective from 1 January 2006, is as follows:

	Function	Date of birth	Nationality
Guy Dollé	Chairman of the Management Board, CEO	31 October 1942	French
Michel Wurth	Vice-Chairman of the Management Board	17 April 1954	Luxembourg
Roland Junck	Senior Executive Vice President	10 November 1955	Luxembourg
Gonzalo Urquijo	Senior Executive Vice President and Chief Financial Officer	7 September 1961	Spanish

Each Management Board member is in charge of the following business units and regions:

Chairman of the Management Board, CEO Guy Dollé	Vice Chairman of the Management Board Michel Wurth	Vice President Senior Executive Roland Junck	Senior Executive Vice President and Chief Financial Officer Gonzalo Urquijo
CEO Advisor Panel	Flat Carbon Steels, Europe and Automotive	Long Carbon Steels, Europe	A3S
Stainless Steels	Flat Carbon Steels, Brazil	Long Carbon Steels, South America	Finance Purchasing
HR, Health and Safety	R&D	Wire Drawing	IT
Commercial Co-ordination	Co-ordination, Brazil	Co-ordination, China	Legal
Communication Sustainable Development	Co-ordination, Plate		Investor Relations
Management Board Secretariat	NSC Alliance		Other activities
International Affairs			
Audit			

Guy Dollé is assisted by two advisors who are former Management Board members, i.e. Jean-Yves Gilet, advisor on global stainless steel activities and Paul Matthys, acquisitions advisor.

Three Deputy Senior Executive Vice Presidents, who are not members of the Management Board, have also been appointed:
- José Armando Campos: flat products, Brazil and CEO of Arcelor Brasil
- Christophe Cornier: flat products and global automotive markets
- Carlo Panunzi: long products, South America and Deputy CEO, Arcelor Brasil

Powers

The powers of the Management Board are defined by the Board of Directors, and including the following:
- definition and tracking of strategic objectives and of the Parent Company/Group business plan, to be submitted to the Board of Directors for approval after consultation with the Chairman of the Board of Directors
- definition of the policies and resources for the implementation of this strategy, with decisions other than those relating to ordinary management being submitted to the Board of Directors for approval
- execution and supervision of decisions and monitoring of performance and results.

Missions

The Management Board is a collegial body with shared values, and embodies a strong sense of the Group's identity and spirit.

As part of the powers delegated by the Board of Directors, the Management Board:
- is responsible for the performance of the Group and its business units
- seeks to exploit industrial, financial and commercial synergies within and between business units
- appoints the senior managers of the principal Group companies
- maintains relations with governmental and European Union authorities and with national and international professional organizations
- co-ordinates public relations and ensures compliance with the Group's corporate identity
- puts forward to the Board of Directors:
  - the parent company's financial statements and the proposed appropriation of earnings
  - the Group's consolidated financial statements
  - consolidated budget estimates
  - the reports to be submitted to the General Meeting of Shareholders

Code of conduct

The members of the Management Board adhere to the strictest ethical and professional standards and give each other mutual assistance in achieving their objectives.

6. Remuneration

6.1. Board of Directors and Committees

Remuneration principles for the Board of Directors and Committees

Each year, with the approval of the ordinary General Meeting of Shareholders, the Board of Directors is allocated an aggregate fee based on the dividend to be distributed to the shareholders. This aggregate Board fee may not be less than €1m or more than €2m. If the dividend distribution is insufficient, some or all of the minimum €1m fee is booked as an expense.

The fee is divided up between the members so that each Director receives one share, the Vice-Chairman one and a half shares and the Chairman two shares.

Furthermore, the Board of Directors is allocated €36,000 for each of its meetings, to pay attendance fees. This amount is booked as an expense.

The specific remuneration of the members of the Audit Committee and the Appointments and Remuneration Committee is as follows:
- €3,000 per member and per meeting
- €4,500 per meeting for the Chairman

These fees are booked as expenses.

Amounts allocated in 2005

Total remuneration[1] with respect to 2005:

	€1,967,500	
of which	€1,600,000	as the aggregate Board fee (subject to approval by the General Meeting of Shareholders)
and	€367,500	as attendance fees.

The Chairman of the Board of Directors participates in the company's stock option plan[2]:

	Total number of options granted	Strike price	Exercise period
2003 plan	51,395	9.67	from 1 July 2006 to 30 June 2010
2004 plan	51,395	13.11	from 1 July 2007 to 30 June 2011
2005 plan	50,000	16.17	from 1 July 2008 to 30 June 2012

6.2. Management Board

The remuneration of the CEO and members of the Management Board is fixed by the Board of Directors, based on a proposal by the Appointments and Remuneration Committee.

Principles of remuneration

The remuneration of the CEO and members of the Management Board consists of:
- a fixed annual salary
- a performance-related bonus
- stock options

All directors' fees received by the CEO and members of the Management Board are returned to the company.

Fixed annual salary

Until 31 December 2005, fixed annual salaries were determined on a net basis after social security charges and standardized taxes, taking into account the countries in which the members of the Management Board operated and resided.

As of 1 January 2006, the fixed annual salary is set gross.

[1] Including that of Board Committee members

[2] In order to preserve the rights of those benefiting from the stock option plan at the time of Arcelor's capital increase in July 2004, the Board of Directors approved an adjustment to the 2003 and 2004 plans:

- for the Arcelor 2003 plan, the new strike price is €9.67, as opposed to €9.94 before the capital increase; the number of options granted was 1,300,000 and is now 1,336,282

- for the Arcelor 2004 plan, the new strike price is €13.11, as opposed to €13.48 before the capital increase the number of options granted was 1,195,000 and is now 1,228,361

Bonus

The bonuses of the CEO and other members of the Management Board are based on the following rules:

- a third depends on the results for the year in terms of ROCE (return on capital employed) and FCF (free cash flow), and is paid in cash
- a third depends on the results for the year in terms of ROCE and FCF, and is converted into Arcelor shares at the average share price during the 30 calendar days prior to the General Meeting of Shareholders[3];
- a third is linked to the moving average of the same indicators in the current year and the two previous years

The maximum amount of the bonus before applying the individual performance coefficient of 0.8-1.2 is 75% of net annual salary.

Stock options

The CEO and other members of the Management Board participate in the 5-year stock option plan decided at the General Meeting of Shareholders held on 25 April 2003 and set up by the Board of Directors on 15 May 2003. The number of options granted each year is decided by the Board of Directors.

Amounts allocated in 2005

	Gross annual salary in euros	Gross annual bonus in euros[4]	Number of stock options granted
Guy Dollé	632,000	750,000	50,000
Other members	2,997,000	2,557,000	280,000

The table below gives details of stock option grants for the 2003, 2004 and 2005 plans:

2003 plan

	Total number of options granted	Strike price	Exercise period
Guy Dollé	51,395	€9.67	from 1 July 2006 to 30 June 2010
Other members[5]	287,812		

2004 plan

	Total number of options granted	Strike price	Exercise period
Guy Dollé	51,395	€9.67	from 1 July 2007 to 30 June 2011
Other members[6]	287,812		

2005 plan

	Total number of options granted	Strike price	Exercise period
Guy Dollé	50,000	€16.17	from 1 July 2008 to 30 June 2012
Other members[7]	280,000		

In addition, Management Board members owned 145,819 Arcelor shares at 31 December 2005.

[3] *These shares must be held for at least 4 years.*
[4] *This is the 2005 bonus linked to 2004 results, in compliance with the rule mentioned above.*
[5] *For the 2003 plan: Jacques Chabanier, Jean-Yves Gilet, Robert Hudry, Roland Junck, Paul Matthys, Guillermo Ulacia, Michel Wurth*
[6] *For the 2004 plan: Jacques Chabanier, Jean-Yves Gilet, Roland Junck, Paul Matthys, Guillermo Ulacia, Gonzalo Urquijo, Michel Wurth*
[7] *For the 2005 plan: Jacques Chabanier, Jean-Yves Gilet, Roland Junck, Paul Matthys, Guillermo Ulacia, Gonzalo Urquijo, Michel Wurth*

7. Dual-signature principle

Arcelor has opted for a dual-signature system for purposes of legal representation. Without prejudice to the power of representation vested in the Board of Directors under the law, the Company is only considered to have entered into an undertaking in respect of a third party if the signatures of two authorized representatives are present. All persons with signing powers are designated by the Board of Directors, which also determines the scope of their powers.

8. External auditor

In accordance with Luxembourg commercial company law, consolidated and parent company financial statements must be certified by an external auditor, which examines the accounts, the methods used to compile them and the Group's internal control procedures.

Following an open invitation to tender, the General Meeting of Shareholders held on 26 April 2002 appointed – on the Board of Directors' proposal – KPMG Audit as Arcelor's external auditor for a term expiring in the General Meeting of Shareholders convened to vote on the 2004 financial statements.

As proposed by the Board of Directors, the General Meeting of Shareholders held on 30 April 2004 extended KPMG Audit's mandate to audit the financial statements of the Arcelor company and the consolidated financial statements of the Arcelor Group until the General Meeting of Shareholders convened to vote on the 2005 financial statements.

The fees of this auditor, the members of its network and other auditors hired by the group amounted to €11m in 2005, compared with €10m in 2004. Non-audit services provided by KPMG accounted for less than 10% of that amount.

Internal control procedures assist the Group

1. *Objectives of internal control*

Internal control is an integral part of the Arcelor Group's corporate governance strategy.
The internal control procedures assist Group management in improving risk management by providing managers with a set of risk management guidelines and by verifying compliance with them.

The purpose of internal control is to ensure:
- compliance with laws, regulations, standards, internal rules and contracts
- the protection and preservation of the Group's assets
- optimal control over the sectors and companies within the Group
- the reliability and integrity of the accounting system and of financial and operational information
- the achievement and optimization of the Group's objectives
- the prevention and management of risks that might prevent the achievement of these objectives

As a result, internal control determines fulfilment of the company's goals regarding performance and profitability. However well conceived and applied these procedures may be, though, internal control cannot prevent all errors.

2. *Internal control organizational principles*

The Arcelor Group's organization is based on the principle of subsidiarity. The Management Board formalizes and communicates its vision for the company and oversees its implementation. It is assisted by the Corporate departments in its strategy, management and governance functions.

This vision includes Arcelor's Principles of Responsibility. These principles have been drawn up by a team of top level executives and managers, validated by the Management Board and widely circulated among executives, managers and employees.

In accordance with the aforementioned principles, the responsibility for designing and implementing internal control systems and procedures rests with the Management Board, as delegated by the Board of Directors. Furthermore, the organization, application and monitoring of these internal control procedures, and therefore risk management, are the responsibility of the business sectors.
The Arcelor Group's general approach to internal control forms part of its global risk management process.

Risk management and internal control are carried out by the Business Risk Control division, which handles the development of risk management and internal audit at the operational level. The head of BRC reports to Arcelor's Management Board in hierarchical terms, and to the Board of Directors' Audit Committee in functional terms.

In general, the risk management system consists of:
- periodically identifying, in co-operation with the business sectors and usually based on existing risk maps, the level of residual risk inherent in the various business activities, taking into account the existing internal control mechanism (internal control mapping)
- helping the Group's specialists to design the manual of best practice for managing the risks inherent in the various processes (internal control engineering)
- distributing the manual to operational staff, so that they can adopt best practice via audit recommendations (internal control assessment);

- periodically and independently verifying that operational staff are complying with the manual (internal control review)
- providing management and the Audit Committee with an independent opinion on the overall level of internal control with respect to the risks inherent in the various activities (internal control reporting).

3. *Internal control operating procedures*

With regard to the specific functioning of the Arcelor Group's internal control mechanism, it should be noted that the various Corporate departments have drawn up a set of rules, internal directives and procedural methods covering areas including finance, accounting, management control, legal, human relations, health and safety, environment, purchasing, information systems, communications, internal audit and risk management. These rules are implemented across the entire Group and are regularly updated.

The following procedures are examples of the Group's internal control and risk management methods:

3.1. Legal internal control procedures

The control performed by Arcelor's Legal Division over the activities of Arcelor and its subsidiaries derives from the Group's general organization principles, and particularly from the definition of the general mission of Arcelor's legal function.

In order to optimize coverage of legal risks and contribute to the Group's development, the internal control system set up by the Legal Division includes the following procedures:
- All major contracts creating liability for Group companies must be approved by the Legal Division.
- In the event of a new dispute or the risk of a dispute, Group companies must refer the matter to the Legal Division, which will decide on the strategy to follow in each case.
- More specifically, the Legal Division will review ongoing disputes involving over €500,000 in a litigation report updated every 6 months; reports on the most important litigation cases are sent bi-monthly to the Legal Division.
- Any decision to use external legal resources (lawyers, outside counsel) must be notified in advance to the Legal Division which will advise on the appropriateness and terms of the decision, and will organize this subcontracting according to a Group procedure.
- Legislative or regulatory developments that could have repercussions on the Group's activities and on the obligations of subsidiaries and/or their managers are constantly monitored by the Legal Division, which will take appropriate measures.
- A team dedicated to monitoring the Arcelor Group's subsidiaries and holdings carries out a review of the legal documentation it receives with regard to corporate law and the structure of the operations and corrects any irregularities detected.

3.2. Internal control procedures for Group financing

Financial risks – arising from foreign exchange, interest rates, metals and energy prices – are managed centrally by Arcelor Treasury in the Group's own trading room in accordance with procedures approved by the Audit Committee, the application of which is audited regularly. In particular, dollar exchange-rate risk is managed with regard to the coverage of purchases of raw materials (ore, coal, etc.), in accordance with specific decisions taken by Management Board.

Liquidity risks are managed by Arcelor Finance with the aim of having constant access to a volume of confirmed bank credit facilities allowing it to deal with any lasting problems (over 12 months) in the financial markets.

The allocation of financial resources within the Arcelor Group is controlled by a Financing Committee consisting of:

- the Chief Financial Officer
- the heads of Finance, Management Control, Mergers & Acquisitions and Group Operations
- relevant operational representatives on a case-by-case basis

The role of the Financing Committee, clearly laid down in the internal procedures approved by the Board of Directors' Audit Committee, is to:

- allocate financial resources to Group companies and determine the terms and conditions thereof
- review the financing structure of Group companies
- approve the financial operations decided by the sectors and business units

The Financing Committee met 10 times in 2005 and confirmed or approved the allocation of €1.7bn in capital resources, long-term loans and short-term lines of credit.

Each lending or borrowing operation is covered by a written contract. Drawdowns on short-term lines of credit granted by Arcelor Treasury SNC are continually monitored by a computerized system.

All financial operations are systematically subject to an AFO (Authorization for Financial Operation).

The level at which decisions are made is defined in the procedures and each decision is included in monthly financial reporting.

3.3. Internal control procedures for the preparation and processing of accounting and financial information

Consolidated quarterly financial information is produced by the Group's Accounting Division on the basis of a general schedule that takes into account the deadlines specified by the markets on which the Group is listed and the Group's internal validation and approval process (Management Board, Audit Committee, Board of Directors, General Meeting of Shareholders).

Tasks relating to the reporting and processing of accounting information collected from the consolidated entities are divided between the local entities that are responsible for the reporting package, including all restatements to ensure compliance with the Group's accounting standards, and the Accounting Division, which reviews information and includes it in the consolidated financial statements.

At each quarterly closing, the local entities take responsibility for completing their reporting package in compliance with the Group's accounting rules and procedures via a letter sent to Arcelor's Chief Financial Officer.

The review of the quarterly financial and accounting information sent by the local entities undertaken by the Accounting Division covers several levels of analysis and includes detailed systematic controls of each individual reporting package, theme-based inter-entity analyses and reviews of the various consolidated statements.

The reporting packages are also subject to periodic review procedures (half-yearly and/or yearly) by the local external auditors as part of the audit of the Group's consolidated financial statements.
The financial and accounting information produced by the local entities is also subject to ad-hoc theme-based controls by Internal Audit.

For the preparation of the consolidated quarterly information and the monthly reporting indicators, Arcelor uses a single, centralized information system (based on Cartesis' Carat software) that is shared by all accounts and management control divisions. This software package allows for integrated, standardized, secure and totally automated reporting and processing.

In 2006, Carat will be replaced by a new version of the software, called Cartesis ES Magnitude. This is a shared modular application for financial consolidation, management reporting, budgeting and planning, and for the management of reporting indicators. It will be implemented as part of a global performance measurement project that was initiated in 2005 (BPM - Business Performance Management).

Consolidated quarterly reporting is carried out within a consistent procedural framework that includes the reference documents made available throughout the Group (the Reporting and Consolidation Manual detailing all the Group's accounting and valuation rules and the Information System User's Manual) and annual training programmes designed for the local entities.

To complement this general process, Arcelor has a Group Accounting Compliance team in the Accounting Division, whose objective is to define and develop a standardized and secure accounting environment for the consolidated financial statements. To this end, the Group Accounting Compliance team has established a network of experts (two at Group level and eleven at the local level) in charge of supporting the communication and application of the accounting policies adopted by Arcelor.

The Accounting Division cooperates fully, in all its functions, with many other internal divisions. Some work is recurrent, forming part of periodic inter-entity reporting (involving the Management Control, Tax, Environment, Legal, Treasury and Human Resources divisions). Other work is occasional, arising from current projects, for example with the Mergers and Acquisitions division.

The Group's consolidated financial statements are subject to a six-monthly review by the external auditors, in compliance with Luxembourg law and the market regulations in force in the countries where Arcelor is listed for trading.

3.4. Internal control procedures for management control

The Group's management control work is guided by the following main objectives:
- the collection, analysis and explanation of the results achieved, compared with the objectives set for the Arcelor Group and its principal components
- forecasts of short and medium-term developments
- recommendations for corrective actions
- the implementation of common methods within the Group
- the measurement of management performance (MBO process)

As mentioned above, the Group has opted for a single, centralized information system. As a result, the Management Control Division prepares its reports essentially from the same database as used for consolidation reporting, and for some other functions (health and safety, human resources, sustainable development). The action taken by Management Control is documented in particular through the application of the following procedures:
- procedure for drawing up the multi-year plan
- procedure for establishing and approving the annual budget
- procedure for monthly reporting
- procedure for analyzing variations and calculating efficiency gains
- procedure for quarterly forecasts
- procedure for monitoring the working capital requirement
- procedure for authorizing investments (industrial and other) in co-operation with the Strategy Division

These procedures require close co-operation between the management controllers operating at the Group's Controller Desk and those operating in business units and legal entities. They specify the roles and responsibilities at each control level in the overall control framework.

Based on the procedures listed above, the Management Control Division draws up the following documents intended for the Group's Management Board:

- report on the year's budget
- monthly report on the Group's results and its principal components, including analyses of changes in results and efficiency gains
- monthly report on developments in the working capital requirement and management actions relating to them
- quarterly forecasts of the Group's activity in the coming quarters
- quarterly analysis of Group activity and results and the main performance components, supporting financial communication
- semi-annual report on investment authorizations
- validation of main investments, prior to approval by the Management Board, and carried out in collaboration with the Strategy Division
- final annual report on Management by Objectives results

The management controllers working at different levels of the Group also produce specific reports for the use of the different divisions, in compliance with Group procedures.

3.5. Internal control procedures for the definition and implementation of strategy

The definition of the Group's strategy fits into an annual cycle. The two main events in this cycle are the two Management Board strategy seminars, each lasting one to two days, held in January and July-August.

The summer strategy seminar is more focused on the medium and long-term prospects of the steel industry environment and the definition of guidelines for the Group. It examines the long-term development of demand in Arcelor's core markets, and looks into proposals on how to adjust its commercial and industrial product mix. It defines choices and guidelines for geographical growth and developments in Arcelor's product ranges.

The winter strategy seminar is mainly devoted to carrying out a review of all current strategic projects. This simultaneous analysis of all strategic projects in the light of the foreseeable medium- and long-term environment, as well as likely short-term developments, enables the Strategy Division to verify that the projects fit into the defined Group strategy.

Every November, the Board of Directors meets to discuss strategy and validate both overall trends and individual projects.

Important decisions concerning each strategic project are taken first by the Management Board and then by the Board of Directors depending on their stage of development and urgency.

The strategy process draws on procedures governed by various structures:

- The Group's development over three years is analyzed through the business plan established by Management Control.
- The three-year investment plan is drawn up jointly with Management Control.
- Industrial investments are covered by a structured procedure undertaken jointly with Management Control.

- Investment forecasts require six-monthly authorizations for both funding commitments and cash disbursements, for the Group as a whole and for each business sector. These authorizations are delegated to the Management Board members, with the possibility of sub-delegation depending on the amounts involved.
- Investments whose total outlay is over €12m (€6m when they concern R&D or information systems) require the approval of both the Management Board and the Board of Directors.

3.6. Internal control procedures for internal and external communication, particularly aspects involving image risk management

Risks involving the image of the Arcelor Group are managed by the Corporate Communication Division, which has a policy for managing such risks, consisting of proactive and reactive measures.

The proactive and preventive measures include:

Internal literature
One of the Corporate Communication Division's risk-prevention duties is to distribute within the Group reference documents that can be used for internal communication and by Group employees in communicating with outside contacts. To this end, systematic circulation procedures have been set up. These procedures concern press releases, documents relating to financial results and the Accents newsletter and Accents magazine, which are intended for the 350 top managers, and therefore for communication officers working in the field. A great deal of information can be consulted by the 20,000 employees with access to the intranet portal.

Strategy messages and Corporate positions
The principal Group divisions whose role is to communicate with outside contacts are International Business, Investor Relations, Strategy, Mergers and Acquisitions, Sales, R&D and Human Resources. The risk of messages communicated to the outside world conflicting with each other is reduced through the joint definition of strategic messages.

Crisis communication
A crisis is defined as an unexpected and untimely event whose suddenness, seriousness and/or consequences may cause direct or indirect harm to the company's image at local or Group level. A procedure and a series of measures have been devised to handle crises and make communication officers better prepared for them:
- The Corporate Communication Division is immediately informed of crises via its early warning network. Its role is to assist and advise. The Corporate Communication Division remains on standby to handle crises 24 hours a day and 365 days a year, via a hotline.
- All Arcelor entities are required to draw up a crisis communication plan. This document includes:
  - the list of identified local risks that could damage the Group's image
  - the contact details of the entity's risk manager and the members of the crisis committee
  - the identity of the spokesperson(s) authorized to communicate to the outside world
  - the organization of the hotline service to handle crises 24 hours a day and 365 days a year
- To help the industrial sites manage crisis situations, training courses are organized for identified employees.
- To make sites more responsive, the Corporate Communication Division will collect and circulate information in the form of experience feedback (REX) forms. These forms have been available on the intranet since early 2005. Shared experience should help to prevent future crises and improve their management.

Corrective measures are as follows:

Crisis communication management procedure

In a crisis situation, the Management Board and the Corporate Communication Division are informed via the established procedure:

- The entity concerned assesses the crisis level (three-level classification system).
- The Corporate Communication Division is alerted via the crisis hotline, which is permanently staffed.
- A brief report on the situation is given to the officers concerned, referring to the alert form, and regular updates are provided.
- Depending on the seriousness of the crisis, a central emergency committee involving the CEO or his deputy is set up to manage the crisis.

Media monitoring

The Corporate press relations team constantly monitors the media. A press review is issued every morning before 9am and is then published on the intranet portal and sent by internal post or e-mail to the people concerned. The press review is a selection of articles from national dailies in the principal countries where the Group operates. Furthermore, partner and contact communication agencies in certain countries, as well as some subsidiaries, monitor the media in their country and pass on relevant information;

Communication teams

A list of persons authorized to deal with the press is kept constantly updated, since not all communication officers deal with the same subjects.

Group sectors and entities communicate only on internal communication subjects and on external communication themes connected their activities (product range, marketing activity, etc.).

Responsive press relations

In a situation impacting on the company's image, failure to communicate may constitute a real danger. As a result, the press relations unit of the Corporate Communication Division has set up a response mechanism for reaching journalists, with an email address and a telephone number accessible 24/7 during sensitive periods.

All interviews with management members are prepared and monitored by a member of the Corporate Communication Division, who provides guidance and assistance and ensures that interviews go smoothly.

3.7. Internal control procedures for managing human resources

Arcelor has accepted the need for regular analysis of human resources-related risks. As regards the risk arising from the company's obligations with respect to its retired former employees, a review of all pension plans – of all types and for all categories of personnel – has been undertaken by the Group Human Resources Division, assisted by the human resources divisions of the sectors and companies concerned and by the finance division concerned. This review has enabled the Group HR Division to validate the provisions booked in the accounts and to set up a plan for the systematic transformation of existing plans from defined-benefit to defined-contribution plans. This transformation will make it easier to determine the company's long-term obligations.

Moreover, for other human resource management processes, the principle of inter-entity reviews has been adopted. Thus, monitoring and consolidation of headcount data are undertaken via the Group's existing consolidation processes. HR processes (selection, promotion, career development, etc.) are handled by collegial procedures via the career committees that cover the employees concerned.

In France, taking into account the risk of deterioration in the cover provided by basic (social security) and complementary (ARRCO and AGIRC) pension plans, agreements were signed by the Management Board and four unions on 22 December 2005. These agreements are intended to deal with these risks through changes to the supplementary pension plan involving:
- externalizing accrued rights by taking out an insurance policy with an external company
- moving from a defined-benefit system to a defined-contribution system as of 1 January 2006.

The system as a whole is also intended to provide better pension protection for Arcelor employees, in accordance with the existing employee benefits policy.

3.8. Internal control procedures for environmental management (ISO 14001)

Objectives
The purpose of these internal control procedures is to assist the Group's management in identifying and managing environmental risks linked to production sites and products.

Internal control operating procedures
Internal control is based mainly on a system of environmental management and Group environmental procedures, the standardized collection of basic environmental data and the prevention and control of environmental risks.

Compliance with regional environmental laws, regulations, decrees and standards
All Group production sites have been instructed to apply the ISO 14001 environmental management system.

The ISO 14001 certification system identifies the aspects of an operation carrying significant potential risks for the environment and enables them to be taken into account for the definition of environmental objectives. Hence, compliance with the ISO 14001 environmental management system indicates a high level of control over environmental risks. Annual external ISO 14001 audit reports are required from all the certified sites to evaluate the extent to which their environmental risks are under control. The reports are analyzed and instances of regulatory non-compliance are noted. A list of these instances is drawn up and corrective actions are monitored. This ensures that environmental risks are correctly handled by the sites.

The Corporate Environment Division also carries out occasional environmental audits on production sites.

Reliability and integrity of environmental information
An environmental data collection plan has been set up for all the Group's production sites. The plan defines which parameters are to be measured in the production units and how frequently. This enables the Group to assess its environmental performance, establish comparisons between equivalent activities on different sites, and improve environmental results.

Prevention and management of environmental risks
- Through its involvement in the European Committee for the revision of BAT-BREFs (best available technique reference standards), the Corporate Environment Division can compare the techniques used by Arcelor with those classified as BATs (best available techniques) for the environment.
- All large investment projects are submitted to the Corporate Environment Division, which verifies that the techniques proposed comply with BATs.

Protection of the natural heritage
A soil and ground water assessment procedure has been drawn up. This procedure is applied in various stages to all production sites, and enables them to evaluate the quality of soil and water and identify any corrective measures required.

Communication procedures

A communication procedure has been devised to ensure appropriate communication within the Group relating to all environment-related subjects and risks. It defines the documents, actions and events that production sites must supply to the Corporate Environment Division and which the latter must supply to the sites. The procedure covers all environment-related documents: key performance indicators, ISO 14001, investments, publications, incidents, research and legislation.

3.9. Internal control procedures for managing mergers, acquisitions and disposals

The Mergers & Acquisitions (M&A) Division is the Arcelor Group's internal investment banker, acting on behalf of the Group and its sectors with the aim of co-ordinating plans for mergers, acquisitions and disposals. It co-operates fully with the International Business Development department of the Strategy Division, with the sectors and, via the sectors, with the Group's business units. These projects can arise from Group or sector strategies, or may be proposed by external entities such as investment banks and M&A consultancies and agencies.

In its role as internal investment banker, the M&A Division has the following missions:

- evaluating investment and disposal proposals for the Management Board, the Senior Executive Vice-President Strategy and the Chief Financial Officer
- negotiating the terms of partnerships with third-party shareholders, as well as the terms of sale and purchase of equity interests
- reporting regularly to the Management Board on all M&A projects (acquisitions and disposals) at Group and sector level
- advising the Chief Financial Officer on the financial strategy to be followed by the Group in this area

Financial investment guidelines are established concerning information channels, authorization thresholds and instruction/authorization levels, the principles for appointing outside consultants, the principles and methods for monitoring expenses relating to each operation or project and, for executing transactions, the relationship with the division's AFO (Authorization for Financial Operation) procedure.

The Group distinguishes between three types of merger, acquisition and disposal project:

- projects that are strategic for the Group, involving investments of over €100m, qualified as such by the Management Board (which acts as the principal and designates the project manager) and for which the M&A Division handles execution
- projects that are important for the sector in which the principal is the Senior Executive Vice-President in charge of the sector concerned or his/her deputy, and in which the M&A Division is the project manager, reporting to the Management Board
- minor projects, involving investments of less than €12m, in which the sector and the M&A Division work together in the best interests of the Group

Once the operation is completed, a review is carried out in collaboration with the Group Management Control Division.

3.10. Internal control procedures for purchasing at Group level

In line with the Group's governance strategy and with its mandate from Group companies to make bulk purchases, Arcelor Purchasing applies an internal control policy at several levels:

- It controls its processes via internal and external audits taking place annually and concerning four areas: suppliers, processes, contracts and systems, based on standardized reference systems.

- It is involved in improvement action plans, particularly those regarding the security of sensitive information and the risk of inventory shortages, two major risks identified by the Management Board. Risk management policies (hedging, multi-year contracts) adopted by the Management Board were applied through purchasing contracts negotiated in 2005.
- It applies Arcelor's terms of purchase for goods, services and investments.
- It reports regularly to the Management Board and principals on the results of the purchasing activity via a single and shared database.
- It is involved in the definition and application of actions connected to the France's LSF (financial security act).

This internal control is documented in a series of procedures that determine rules for calculating results, authorizations and signing powers and management of contracts drawn up in close co-operation with the Group's Legal and Management Control Divisions.

The effective application and management of this internal control policy was recognized in May 2004 by the granting of the ISO 9001 V2000 and TS 16949 certifications, and confirmed by a follow-up audit in June 2005.

3.11. Internal control procedures for information systems

Arcelor's information systems are subject to governance rules designed to ensure full control of information system investments, their alignment with the strategies of the Group's different lines of business and with the general operational directives governing information systems.

Good governance is achieved as follows:
- A business owner authorized to decide on investments is clearly defined.
- Investment and project steering committees are empowered to launch and monitor large projects, with validation by the entity, sector, or Group (for projects of over €6m). The decision-making criteria take into account the legal requirements, the project's compliance with business-line and information-systems strategies, its cost-effectiveness, the quality gains expected, progress with programmes, the risks linked to the project and the potential risks entailed by failing to undertake the project.
- Overall control of all the Group's IS budgets is carried out via a network of Information System experts (Chief Information Officers, Information System Managers and Business Leaders) who operate in the relevant business line and are responsible for the requests made to the IS organizations.
- Shared methods for designing information systems are adopted.
- Processes and rules are used to ensure the security of the information systems.

The aim of these governance rules is to harmonize and standardize working practices through the adoption of industry best practices and standards.

In the area of IS/IT security, annual self-assessments of compliance with security policies are carried out in order to evaluate the implementation of baseline security by all Group IS divisions. To complement these annual self-assessments, on-site security reviews are conducted in collaboration with Business Risk Control. These reviews tackle logical access controls, network security, vulnerability management, data backups, intrusive codes (viruses, etc.) and business continuity. Reviews are also performed by external auditors.

Alongside these security policies, which mainly concern the Group's IS/IT divisions and practices, a charter specifying proper use of IT resources aimed at end-users inside and outside the Group has been drawn up with the Legal, IT, Labour Law and Human Resources divisions.

As regards software applications, the Group's financial and reporting consolidation is carried out using a single software package. Ongoing convergence studies will be carried out with the aim of simplifying and reducing the number of systems used in the years to come.

3.12. Internal control procedures in health and safety

The CEO is in charge of health and safety matters, and chairs a Health and Safety Strategic Committee comprising all members of the Management Board.

This committee meets twice per year. The plan of action for the year ahead is determined in the autumn meeting. This plan is widely circulated and sets guidelines for the Health and Safety Division throughout the year.

Monthly reports are drawn up and presented to the Management Board. These reports set out safety results in terms of accident frequency and severity, along with distribution and trends by sector. Serious accidents occurring on Arcelor sites, affecting both Group and subcontractor employees, are monitored and analyzed individually, including the amounts of claims submitted to insurance firms.
Serious and recurring accidents are reported to the Management Board. Presentations of this information regularly feature on the agenda of the Board of Directors.

Each year, the CEO visits sites in order to look into their health and safety issues. After a focus on industrial safety and reliability in 2004, the emphasis in 2005 was on health and occupational illnesses.

Reports are also sent to staff representative bodies, in particular to the members of the European Works Council, and a special session chaired by the CEO is devoted to these reports during plenary meetings.

Safety monitoring operations are organized throughout the year:
- All serious incidents and accidents are reported immediately, through experience feedback (REX) reports.
- Each health and safety committee (Safety, Industrial Safety, Health in the Workplace, Product Security) is chaired by a Vice-President and meets at least three times a year. Each committee comprises representatives of various countries and sectors. Ongoing actions are monitored and new proposals are discussed.
- The specific investment plan concerning industrial safety (especially fire protection) is validated by the Management Board and monitored on a monthly basis by the Industrial Safety Vice-President, in close liaison with the Insurance Division. The Vice-President oversees the industrial safety audits carried out by both the auditors and the authorized representatives of the insurance firms.
- The Safety Vice-President organizes and monitors internal audits carried out on the sites.

Annual industrial safety audits of production sites are organized in conjunction with the Group Insurance Division.

In 2005, the action plan launched at the Bilbao Health and Safety Convention was implemented. The plan's progress was reported to the Management Board and the European Works Council.

4. *Evaluation of internal control procedures*

The Business Risk Control (BRC) function evaluates the relevance of internal control procedures and compliance with these procedures.

BRC's mission is to provide independent and objective assistance to operational staff in reducing their risks through the development of risk management and internal control procedures. In this context, BRC evaluates the relevance and effectiveness of the risk management system to determine whether the controls carried out by management and operational staff provide reasonable assurance that the objectives of the Group will be met.

BRC's duties and processes are based on compliance with the International Standards for the Professional Practice of Internal Audits and the Code of Ethics issued by the Institute of Internal Auditors (IIA).

BRC applies a single methodology and policy to the whole Group, and its activity is carried out on the basis of an annual BRC plan approved by the Management Board and submitted to the Board of Directors' Audit Committee, both of which monitor implementation.

The Group BRC Division is answerable to the Management Board and the Board of Directors' Audit Committee for the entire process. It reports directly to the CEO and is assisted in its tasks by four BRC managers in the operating sectors, with whom it has very strong functional links.

5. Business Risk Control operating procedures

The application of the Business Risk Control (BRC) process, which covers risk monitoring and management as well as internal audits can be summarized as follows.

5.1. BRC risk management activities

As regards risk management, BRC's mission is to develop an Enterprise Risk Management-type process that is integrated into the organization and executed by operational management.
This process covers:

- the identification of future events that may have an impact on Arcelor's objectives
- assessments of related risks and opportunities
- decisions regarding risk control measures to be adopted in order to maintain the desired level of risk
- regular monitoring of the system

Through its Risk Management Development unit, BRC helps managers to formalize their risk management approach, integrating it into their day-to-day management operations in a fully transparent manner. BRC offers assistance in identifying high-risk areas and provides operational staff with a set of effective internal control practices. Via its internal audit activities, it also ensures that these practices are applied and periodically gives management an independent opinion on the global level of risk control.

BRC uses a detailed risk map called "Risk Universe", which maps 190 types of risk covering all of Arcelor's activities. This risk map is currently being revised. Major risks relating to strategy, management, operations, finances and external events are now identified and managed both at corporate level and by the business units and sites.

At the business unit level, BRC has since 2002 set up a series of initiatives to assist line managers in risk management, principally by initiating the risk mapping of business units.

Major risk maps are drawn up, based mainly on reporting through workshops, individual interviews and self-assessments. These risk maps are used to determine action plans and schedules, before being discussed and approved by the management bodies of the business unit concerned, and are used as the basis for the Group's risk map.

The head of BRC discusses the risk management process and the related risk maps with members of the Audit Committee.

5.2. BRC internal audit activities

The implementation of the BRC process in the business units is adapted as far as possible to the specific nature of their organization, while complying with independence constraints and the BRC charter. The internal audit activity is based on a single annual Group Audit Plan drawn up by the head of BRC and a procedure that takes the following factors into account:

- analysis and conclusions of risk mapping results
- analysis of key performance indicators
- results of previous internal audits
- requests from the Management Board and heads of business units
- experience of internal auditors
- identification of specific needs via interviews with functional and line managers

The Audit Plan aims to cover the internal control of the Group's main processes over a three-year period. The proposed annual Audit Plan is submitted for approval to the Management Board and the Board of Directors' Audit Committee.

Audits carried out during the year are mostly based on the initial annual audit plan. However, this plan is reviewed and modified with the approval of the Management Board and the Audit Committee in the light of audit results, specific requests (ad hoc and/or emergency audits) or changes in risk assessments. Audits are summarized in reports distributed to audited entities and their managers. The aim of the recommendations is to improve risk management by proposing best practices in internal control, and to add value thereby.

There are several types of audit:

- Audits of entities: evaluation of internal controls concerning the largest risks and the most exposed processes.
- Audits of processes: evaluation of internal controls concerning the principal identified risks.
- Ad hoc audits: at the special request of management and/or emergency audits.
- Monitoring audits: auditing the implementation of previous audit recommendations.

Audits may be carried out at different levels, i.e. at the Group, region or business unit level.
BRC reports to the Management Board every quarter as regards progress and the main problems encountered.

The head of BRC reports to the Audit Committee on major discrepancies discovered during internal audits, on the resources used by BRC and on the progress of the Audit Plan during sessions of the Audit Committee dedicated to reviewing BRC activities.



Financial and legal information

Consolidated Financial Statements at 31 December 2005

This document is a free translation into English of the original French document - entitles "Comptes consolidés du Groupe au 31 décembre 2005". This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any discrepancy between this document and the French original, only the French original is authoritative.

Consolidated financial statements of the Group

Consolidated income statement

In EUR million	2005	2004*
REVENUE (NOTE 27)	32,611	30,176
Other operating income	707	437
Own work capitalised	352	515
Cost of raw materials and merchandise	- 15,991	- 14,759
Other external expenses	- 6,761	- 6,337
Staff costs (note 21)	- 4,899	- 4,748
Depreciation and amortisation expenses	- 1,294	- 1,225
Depreciation and amortisation of negative goodwill	29	78
Other operating expenses	- 378	- 823
OPERATING RESULT	4,376	3,314
Net financing costs (note 22)	- 254	- 521
Share of profit in companies accounted for using the equity method	317	413
PROFIT BEFORE TAX	4,439	3,206
Tax expense (note 23)	- 161	- 513
PROFIT FOR THE YEAR	4,278	2,693
Net profit - Group share	3,846	2,290
Net profit - Minority interests	432	403
Earnings per share in EUR (note 14)		
Basic	6.26	4.21
Diluted	5.90	3.80

(*) To facilitate meaningful year - on - year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet

Assets

In EUR million, at 31 December	2005	2004*
Non-current assets		
Intangible assets (note 4)	193	157
Property, plant and equipment (note 5)	13,767	11,230
Investments accounted for using the equity method (note 6)	1,478	1,366
Other investments and financial assets available for sale (note 7)	653	528
Receivables and other financial assets (note 8)	758	684
Deferred tax assets (note 23)	1,347	1,300
TOTAL NON-CURRENT ASSETS	18,196	15,265
Current assets		
Inventories (note 9)	7,580	6,801
Trade receivables (note 10)	3,716	3,757
Tax credits	268	126
Other receivables (note 11)	1,511	1,246
Cash and cash equivalents (note 12)	4,645	4,043
TOTAL CURRENT ASSETS	17,720	15,973
TOTAL ASSETS	35,916	31,238

(*) To facilitate meaningful year - on - year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).

Equity and liabilities

In EUR million, at 31 December	2005	2004*
Shareholders' equity		
Subscribed capital	3,199	3,199
Share premium	5,397	5,397
Consolidated reserves	6,364	2,619
Translation reserve	149	- 403
Equity attributable to equity holders of the parent (note 13)	15,109	10,812
Minority interests (note 15)	2,524	1,415
TOTAL SHAREHOLDERS' EQUITY	17,633	12,227
Non-current liabilities		
Interest-bearing liabilities (note 16)	4,341	4,478
Employee benefits (note 17)	1,431	1,652
Provisions for termination benefits (note 18)	852	887
Other long-term provisions (note 19)	943	920
Deferred tax liabilities (note 23)	571	605
Other liabilities	141	82
TOTAL NON-CURRENT LIABILITIES	8,279	8,624
Current liabilities		
Trade payables	5,228	4,997
Interest-bearing liabilities (note 16)	1,623	2,293
Tax payable	312	340
Other amounts payable (note 20)	2,567	2,508
Provisions for termination benefits (note 18)	30	50
Other provisions (note 19)	244	199
TOTAL CURRENT LIABILITIES	10,004	10,387
TOTAL EQUITY AND LIABILITIES	35,916	31,238

(*) To facilitate meaningful year - on - year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).

Consolidated cash flow statement

In EUR million	2005	2004*
Operating activities		
Profit for the year after tax	4,278	2,693
Profit of companies accounted for using the equity method, net of dividends	-222	- 336
Amortisation and depreciation	1,265	1,147
Net movement in provisions	-107	31
Net profit on disposal of assets	-63	- 80
Dividends received	51	31
Changes in working capital	-615	- 726
Other items	-123	445
CASH FLOWS FROM OPERATING ACTIVITIES **	4,464	3,205
Investing activities		
Acquisition of tangible and intangible assets	-2,070	- 1,424
Acquisition of subsidiary companies, net of cash acquired (note 3)	57	- 302
Acquisition of financial fixed assets	-331	- 414
Disposal of tangible and intangible assets	82	107
Disposal of subsidiary companies, net of cash disposed of (note 3)	331	459
Disposal of financial fixed assets	325	192
CASH FLOWS FROM INVESTING ACTIVITIES	-1,606	- 1,382
Financing activities		
Capital increase of Arcelor S.A.	-	1,136
Other net contributions to shareholders' equity	12	- 64
Dividends paid	-560	- 249
Proceeds from borrowings	499	1,205
Repayment of borrowings	-2,086	- 1,578
Repayment of pension funds	-254	-
Repurchase of 4.56% minority interest in Aceralia	-	- 96
CASH FLOWS FROM FINANCING ACTIVITIES	-2,389	354
Effect of exchange rate fluctuations on cash held	133	- 24
NET INCREASE IN CASH AND CASH EQUIVALENTS	602	2,153
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,043	1,890
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,645	4,043

(*) To facilitate meaningful year - on - year comparisons, 2004 figures have been adjusted to account for revised and newly introduced IFRS standards (see note 1).
(**) Including taxes paid in an amount of EUR 405 million (2004: EUR 199 million) and net interest paid in an amount of EUR 107 million (2004: EUR 151 million).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity

In EUR million	Subscribed capital Arcelor	Share premium Arcelor	Own shares	Revaluation reserve relating to derivative instruments (note 25)	Revaluation reserve relating to securities available for sale (note 7)	Other consolidated reserves	Foreign currency translation	Shareholders' equity Group share (note 13)	Shareholders' equity Minority interest (note 15)	Total Shareholders' equity
31 December 2003	2,665	4,795	-751	-	-	332	-308	6,733	730	7,463
First time adoption of IFRS 3	-	-	-	-	-	686	-	686	-	686
First time adoption of IAS 32 revised	-	-	-	-	-	-70	-	-70	-	-70
1 January 2004	2,665	4,795	-751	-	-	948	-308	7,349	730	8,079
PROFIT AND LOSS										
Profit for the year 2004 - published	-	-	-	-	-	**2,314**	-	**2,314**	**403**	**2,717**
Adjustment - share-based payments	-	-	-	-	-	-3	-	-3	-	-3
Conversion option O.C.E.A.N.E 2017	-	-	-	-	-	-21	-	-21	-	-21
Profit for the year 2004 - adjusted	-	-	-	-	-	**2,290**	-	**2,290**	**403**	**2,693**
Cash flow hedging	-	-	-	28	-	-	-	28	-	28
Foreign exchange differences	-	-	-	-	-	-	-95	-95	-64	-159
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS										
Dividends paid	-	-	-	-	-	-192	-	-192	-57	-249
Increase in share capital	534	602	-	-	-	-	-	1,136	-	1,136
Acquisition of CST and Acindar (note 13.6)	-	-	-	-	-	158	-	158	23	181
Cost of equity-settled share-based payments	-	-	-	-	-	4	-	4	-	4
Utilisation of and profit on the sale of own shares	-	-	387	-	-	-	-	387	4	391
Other adjustments	-	-	-	-	-	-42	-	-42	-	-42
Acquisitions and repurchase of minority interests	-	-	-	-	-	-211	-	-211	376	165
31 December 2004	3,199	5,397	-364	28	-	2,955	-403	10,812	1,415	12,227
PROFIT AND LOSS										
Profit for the year 2005	-	-	-	-	-	3,846	-	3,846	432	4,278
Cash flow hedging	-	-	-	75	-	-	-	75	-	75
Securities available for sale (note 7)	-	-	-	-	24	-	-	24	-	24
Foreign exchange differences	-	-	-	-	-	-	552	552	236	788
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS										
Dividends paid	-	-	-	-	-	-399	-	-399	-161	-560
Acquisition of Acesita (note 13.6)	-	-	-	-	-	42	-	42	-	42
Cost of equity-settled share-based payments	-	-	-	-	-	-	-	4	-	4
Utilisation of and profit on the sale of own shares	-	-	97	-	-	-	-	97	-	97
Acquisitions and repurchase of minority interests	-	-	-	-	-	-	-	-	602	602
Other adjustments	-	-	-	-	-	56	-	56	-	56
31 December 2005	3,199	5,397	-267	103	24	6,497	149	15,109	2,524	17,633

Notes to the consolidated financial statements

Amounts in EUR million, unless otherwise stated

Notes to the consolidated financial statements

Pursuant to the Regulation (EC) No 1606/2002 of 19 July 2002, the consolidated financial statements of the Arcelor Group for the year ended 31 December 2005 are prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Union on 31 December 2005.
The exclusion of certain provisions relating to hedge accounting, pursuant to the adoption of IAS 39 by the European Union, has no impact on the Group's consolidated financial statements.

Note 1 - General

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 as part of the proposed business combination of Aceralia, Arbed and Usinor, which was completed on 28 February 2002.

The consolidated financial statements at 31 December 2005 present the financial position of the Company and of its subsidiaries (hereafter "the Group"), as well as the interests of the Group in associated companies and jointly controlled entities.

The Board of Directors approved the consolidated financial statements at and for the year ended 31 December 2005 on 15 February 2006 and authorised the publication of said consolidated financial statements on 17 March 2006. These financial statements will not be final until approved at the Annual General Meeting of Shareholders.

The consolidated financial statements have been prepared in accordance with IFRS, as adopted by the European Union. This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and on the income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

Due to the introduction of IFRS 2 (Equity-settled share-based payment transactions), as well as the revision of IAS 32 (Financial instruments: disclosure and presentation) the Group restated the comparative figures on share option plans (note 13.4) and on O.C.E.A.N.E 2017 (note 16). The effects of the adjustements on the Group's 2004 financial statements are as follows:

Consolidated Income Statement

In EUR million	2004 as published	IFRS 2	IAS 32	Reclassification of interest charges on provisions for pensions	2004 restated
REVENUE (NOTE 27)	30,176	-	-	-	30,176
Other operating income	437	-	-	-	437
Own work capitalized and increase or decrease in finished and unfinished goods	515	-	-	-	515
Cost of raw materials and merchandise	-14,759	-	-	-	-14,759
Other external expenses	-6,337	-	-	-	-6,337
Staff costs (note 21)	-4,868	- 4	-	124	-4,748
Depreciation and amortisation expenses	-1,225	-	-	-	-1,225
Depreciation and amortisation of goodwill	78	-	-	-	78
Other operating expenses	-823	-	-	-	-823
OPERATING RESULT	3,194	-4	-	124	3,314
Net financing costs (note 22)	-367	-	-30	-124	-521
Share of profit in companies accounted for using the equity method	413	-	-	-	413
PROFIT BEFORE TAX	3,240	-4	-30	-	3,206
Tax expense (note 23)	-523	1	9	-	-513
PROFIT FOR THE YEAR	2,717	-3	-21	-	2,693
Net profit - Group share	2,314	-3	-21	-	2,290
Net profit - Minority interests	403	-	-	-	403
Earnings per share in EUR (note 14)					
Basic	4.26	-	0.05	-	4.21
Diluted	3.83	-	0.03	-	3.80

Consolidated balance sheet

Assets

In EUR million	2004 as published	IFRS 2	IAS 32	2004 restated
Non-current assets				
Intangible assets (note 4)	157	-	-	157
Property, plant and equipment (note 5)	11,230	-	-	11,230
Investments accounted for using the equity method (note 6)	1,366	-	-	1,366
Other investments and financial assets available for sale (note 7)	528	-	-	528
Receivables and other financial assets (note 8)	684	-	-	684
Deferred tax assets (note 23)	1,284	1	15	1,300
TOTAL NON-CURRENT ASSETS	15,249	1	15	15,265
Current assets				
Inventories (note 9)	6,801	-	-	6,801
Trade receivables (note 10)	3,757	-	-	3,757
Tax credits	126	-	-	126
Other receivables (note 11)	1,246	-	-	1,246
Cash and cash equivalents (note 12)	4,043	-	-	4,043
TOTAL CURRENT ASSETS	15,973	-	-	15,973
TOTAL ASSETS	31,222	1	15	31,238

Equity and liabilities

In EUR million	2004 as published	IFRS2	IAS32	2004 restated
Shareholders' equity				
Subscribed capital	3,199	-	-	3,199
Share premium	5,397	-	-	5,397
Consolidated reserves	2,709	1	-91	2,619
Translation reserve	-403	-	-	-403
Equity attributable to equity holders of the parent (note 13)	10,902	1	-91	10,812
Minority interests (note 15)	1,415	-	-	1,415
TOTAL SHAREHOLDERS' EQUITY	12,317	1	-91	12,227
Non-current liabilities				
Interest-bearing liabilities (note 16)	4,348	-	130	4,478
Employee benefits (note 17)	1,652	-	-	1,652
Provisions for termination benefits (note 18)	887	-	-	887
Other long-term provisions (note 19)	920	-	-	920
Deferred tax liabilities (note 23)	629	-	-24	605
Other liabilities	82	-	-	82
TOTAL NON-CURRENT LIABILITIES	8,518	-	106	8,624
Current liabilities				
Trade payables	4,997	-	-	4,997
Interest-bearing liabilities (note 16)	2,293	-	-	2,293
Tax payable	340	-	-	340
Other amounts payable (note 20)	2,508	-	-	2,508
Provisions for termination benefits (note 18)	50	-	-	50
Other provisions (note 19)	199	-	-	199
TOTAL CURRENT LIABILITIES	10,387	-	-	10,387
TOTAL EQUITY AND LIABILITIES	31,222	1	15	31,238

The related notes have been amended in order to reflect the restatements.

Note 2 - Accounting policies

1. Statement of compliance

The consolidated financial statements are prepared in accordance with international standards on financial information or "International Financial Reporting Standards" ("IFRS") as adopted by the European Union.

2. Presentation of the consolidated financial statements

The consolidated financial statements are prepared in euro ("EUR"), rounded to the nearest million. The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities which are stated at their fair values: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at their fair value with respect to the risks hedged.

Assets intended to be disposed of or consumed during the Group's normal course of operations, assets held with a view to being sold in the twelve months following the year-end date as well as cash and cash equivalents are considered current. All other assets are considered non-current. Liabilities falling due during the Group's normal course of operations, or in the twelve months following the year-end date, are considered current. All other liabilities are considered non-current.

3. Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where the Group holds more than half of the voting rights.

The financial statements of significant subsidiaries are included in the consolidated financial statements from the date when effective control starts until the date when effective control ends.

Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation procedure are recorded in the income statement.

Associated companies

Associated companies are companies in which the Group has a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where the Group holds at least 20% or more of the voting rights.

The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associated company in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Jointly controlled entities

Jointly controlled entities are companies over whose activities the Group has joint control under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when joint control starts until the date when joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions, as well as unrealised gains resulting from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of impairment.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of impairment.

A complete listing of the main subsidiaries and the companies accounted for using the equity method, at 31 December 2005, is shown in note 31.

4. Business combinations

Goodwill

A positive difference between the cost of an acquisition and the acquirer's interest in the fair value of the identifiable assets, liabilities or contingent liabilities acquired, is accounted for as goodwill and is reported as an asset. Goodwill balances are considered at each financial reporting date in order to identify a possible impairment (see paragraph 8 regarding the depreciation of assets).

A negative difference between the cost of an acquisition and the acquirer's interest in the fair value of the identifiable assets, liabilities or contingent liabilities (negative goodwill) acquired, is taken directly to the income statement for the period.

Stepped acquisitions

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition.

The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. When a transaction results in taking control over the entity, the interests previously held in that entity are revalued on the basis of the fair values of the identifiable assets and liabilities at that date. The contra posting for this revaluation is recorded directly in shareholders' equity.

Subsequent purchases, after the Group has obtained control, are treated as acquisition of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded directly in shareholders' equity.

Minority interest

The interests of minority shareholders are recorded on the basis of their proportionate interest in the net value of the entity acquired.

5. Foreign currency translation

Transactions in foreign currencies

Transactions denominated in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate prevailing at the date of the transaction.

Financial statements denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate ruling at the balance sheet date. The revenues and expenses of foreign currency operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in shareholders' equity.

6. Intangible assets

Research and development

Expenditure on research activities, undertaken with a view to acquire new scientific or technical knowledge and understanding, is recognised in the income statement as incurred.

Expenditure on development activities, where research findings are applied for the production of new or substantially improved products and processes, is capitalised if the product or the process is considered to be technically and commercially viable and the Group has sufficient resources to complete the development programme.

The expenditure thus capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Other development expenditure is recognised in the income statement as incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.

Intangible assets other than goodwill primarily include the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets.

The estimated useful lives are as follows:
- Patents and trademarks: 5 years
- Capitalised development costs: 5 years

7. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant and equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of the periodic relining of blast furnaces is capitalised and depreciated over the expected production period.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred.

Government grants that assist the Group in the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and released to the income statement on a straight-line basis over the expected useful life of the associated asset.

Subsequent expenditure

Expenditure incurred in replacing or renewing components of some items of property, plant and equipment is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated.

Property, plant and equipment acquired before January 1, 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment the estimated useful lives are as follows:

		Long products and Stainless Steels	
	Flat products	Electric arc furnace	Hot-rolling mills
Industrial buildings	25 years	25 years	
Technical installations and machinery			
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		18 years
Cold phase: renovation	12 years		15 years
Cold phase: downstream	12 years		12 years
Other		5 – 20 years	

Leases

Where the Group is the lessee

Leases with respect to significant assets where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

Agreements containing a lease

In accordance with IFRIC 4, the same accounting treatment applies to agreements that do not take the legal form of a lease, but convey the right to use a tangible fixed asset in return for a payment or series of payments.

8. Impairment of assets

The carrying amounts of the Group's assets, other than inventories, deferred tax assets, and assets related to employee benefit plans, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill arising on the acquisition of companies is allocated to cash generating units which may benefit from synergy effects related to the acquisition.

If any such indication exists for an asset, or for the cash-generating unit to which it belongs, the recoverable amount is estimated.

For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recorded immediately where the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

Impairment losses recognised for goodwill are not reversed.

9. Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement. Investments with a fixed maturity date after more than one year, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and are stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value. In accordance with IAS 39 revised applicable as of January 1, 2005, any resulting gain or loss is recognised directly in shareholders' equity.

The fair value of investments held for trading and investments available-for-sale is taken as the quoted bid price at the balance sheet date. For unquoted securities, a value determined from discounted future cash flows is used.

10. Trade and other receivables

Trade and other receivables are stated at cost less value adjustments for losses.

11. Inventories

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group's contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first-in-first out method) or net realisable value. Finished goods and work-in-progress are stated at the lower of production cost or net realisable value.

Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for slow-moving items where appropriate.

12. Cash and cash equivalents

Cash and cash equivalents iinclude cash and short term investments with a maturity of less than three months from the acquisition date. Short term investments are valued at market value at the end of each period.

13. Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders' equity under the caption 'Treasury shares', until they are cancelled.

Dividends

Dividends are recorded as a liability when they are approved by a general meeting of shareholders.

14. Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15. Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

16. Employee benefits

Types of pension plans

Defined contribution plans

Defined contribution plans are those plans where the Group pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Group.

Within the Group, defined contribution plans exclusively relate to pension plans. They are, primarily, additional pension plans that serve to complement local legal pension schemes in respect of which the Group pays contributions to social organisations and which are accounted for in the same manner as wages and salaries.

Defined benefit plans

Defined benefit plans are arrangements that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of the Group and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods. The calculation takes into account demographic assumptions relating to the future characteristics of the previous and current personnel (mortality, personnel turnover etc.) as well as financial assumptions relating to future salary levels or the discount rate applied to services rendered.

Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them.
The discount rate applied is the yield, at the balance sheet date, on AA credit rated bonds that have maturity dates similar to the terms of the Group's pension obligations. A qualified actuary performs the underlying calculations annually, using the projected unit credits method.

The actuarial assumptions (both demographic and financial) are reviewed and adapted at year end, giving rise to actuarial gains or losses.
In calculating the Group's obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan ("corridor policy"). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

As from 1 January 2006, in order to replace the corridor policy, the Group will implement IAS 19 revised, thereby directly and immediately recognising the unrealised actuarial gains or losses to shareholders' equity. The change and the monetary impact at 1 January 2006 are explained in note 17.
When a defined benefit plan is changed, the increase in benefits earned relating to past services rendered is recognized as an expense on a linear basis in line with the average remaining period to be covered until the corresponding rights are acquired. In case the rights are immediately acquired, the expense is directly charged to the income statement.
Within the Group, defined benefit plans relate to complementary retirement schemes, departure indemnities, work medals and health insurance arrangements.

Nature of commitments of defined benefit plans

Complementary retirement schemes

These schemes are provided in addition to the legal minimal pension in respect of which Group companies contribute directly into social organisations and which are accounted for in the same manner as wages and salaries.

Termination payments

Termination payments are generally associated with collective agreements with employees under which indemnities are paid upon normal retirement as well as upon voluntary or involuntary retirement.

Work medals

Work medal programmes are sometimes established under agreements at individual company level. These arrangements represent long-term service award programmes made to employees with certain levels of seniority with their employers.

Health insurance

Health insurance schemes relate exclusively to the US subsidiaries of the group ("post retirement medical care"). For European entities, health insurance is in place by way of obligatory contributions to state health insurance schemes. These contributions are accounted for in the same manner as wages and salaries.

Assets covering commitments relating to defined benefit plans

The commitments in respect of certain retirement plans are wholly, or in part, covered by life assurance policies or pension funds, depending on the regulations in place in the country in which the benefits are awarded (the concept of "funded obligations").

Externalised commitments are evaluated by independent specialists.

Remuneration by way of share options

The Group grants share option plans to certain directors.

In accordance with the transitional provisions of IFRS 2, applicable since 1 January 2005, the accounting treatment of these share option plans is linked to the date of grant: those granted on or before 7 November 2002 (one remaining plan of Usinor S.A. at 31 December, 2005) do not give rise to any recognition in the income statement. When the options are exercised, cash received less transaction costs are credited to subscribed capital and share premium.

Plans granted after 7 November 2002 (three plans at 31 December 2005) are accounted for using the fair value of the option at the date of grant, the effects of which will be amortised on a straight-line basis over the period through to the exercise date giving rise to a remuneration charge. The contra entry is recorded directly in shareholders' equity of Arcelor S.A. the company granting the stock options.

17. Provisions for termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee's contract before the normal retirement date or to encouraging voluntary redundancy. Such termination benefits do not bring future economic benefits (services rendered by employees) to the Group and are immediately recognised in the income statement.

Within the Group, provisions for termination benefits fall into two categories:

Social provisions in the context of restructuring plans

Provisions are recorded when the Group has announced to the entity of the affected employees or to their representatives a social plan that is detailed and formalised in accordance with the requirements of IAS 37. Such social plans either translate into redundancy or early retirement measures.

Benefits are calculated as a function of the approximate number of people whose employment contracts will be terminated. If such benefits are claimable more than twelve months after the end of the period, they are discounted using an interest rate, which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

Early retirements plans

Within the Group, early retirement plans primarily correspond to the practical implementation of social plans. Such early retirement plans are considered effective when the affected employees have been formally informed and when liabilities have been determined using an appropriate actuarial calculation. Early retirement plans can also be linked to collective agreements signed with certain categories of employees.
Liabilities in respect of both of the above scenarios are calculated on the basis of the effective number of employees likely to take early retirement, in accordance with IAS 19. An independent actuary performs the calculation annually. Liabilities are discounted using an interest rate which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

18. Other Provisions

A provision is accounted for when the Group has a present obligation (legal or constructive) as a result of a past event, whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing its main features to those affected by it.

Environment

The Group generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is probable and can be estimated in a sufficiently reliable manner.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under a contract are lower than the unavoidable costs of meeting its obligations under it.

19. Trade and other payables

Trade and other payables are recorded at cost.

20. Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are netted when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses over the previous periods.

21. Revenue recognition, interest and dividend income

Sales of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed.

Anticipated losses on a contract are recognised immediately in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a pro-rata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement on the date the general meeting approves the dividend payment.

22. Financial risk management

Derivated financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks related to foreign exchange and interest rates and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter-parties.

The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in shareholders' equity.

When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at its fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related profit or the loss is recognised in the income statement.

23. Emission rights

The Group's industrial sites concerned by the European Directive on CO_2 emission rights, effective as of 1 January 2005, are located in Germany, Belgium, Spain, France and Luxembourg.

The emission rights allotted to the Group on a no charge basis pursuant to the annual national allocation plan, are recorded in the balance sheet at nil value.

The Group continuously monitors rights that have expired and that will have to be surrendered. The number of rights to be surrendered is equal to the total emissions over a given period. These emissions are submitted to an annual certification, done by a certified external expert in accordance with applicable national regulation.

Any difference between available rights and expired rights to be surrendered is subject to provisioning at market value.

Excess allowances sold on the allowance market are recognised in the income statement.

Allowance purchases or sales are recorded at cost.

24. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group's primary segment is defined as the 'business segment', while the secondary is the 'geographical segment'.

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption 'Unallocated assets'.

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to this sector or can be attributed to it reasonably. They include current and non-current liabilities. They exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption 'Unallocated liabilities'.

Note 3 - Scope of consolidation

At 31 December 2005, the scope of consolidation of the Arcelor Group includes, in addition to Arcelor S.A., 371 fully consolidated companies (31 December 2004: 361). Furthermore, the Group accounts for 173 companies using the equity method (31 December 2004: 185). The reduction in the number of fully consolidated companies is primarily associated with a number of acquisitions and disposals, the main transactions being as follows:

Acquisitions

Acesita

At 31 December 2004, the Arcelor Group held 27.68% (27.83% taking into account the treasury shares) of the company Acesita SA (Brazil, Stainless steel), accounted for by using the equity method. In October 2005, the Group obtained control of Acesita by exercising put-call options negotiated with the other shareholders included in the shareholders' agreement of Acesita.

On 6 October 2005, Arcelor made an agreement with the pension funds PREVI (Caixa de Previdência dos Funcionários do Banco do Brasil) and PETROS (Fundação Petrobrás de Seguridade Social) allowing the Group to acquire 8.24% of Acesita at the price of 45 BRL per share. On the same day, Arcelor conluded a memorandum of understanding with the Brazilian pension fund SISTEL (Fundação Sistel de Seguridade Social) in order to acquire 4.05% of Acesita at the same price, i.e. 45 BRL per share. The latter transaction was formalised on 26 October 2005.

Following these acquisitions, Arcelor directly holds 40.12% (including treasury shares) of the capital of Acesita (76.2% of the shares with voting rights).

Starting 1 October 2005, Acesita is fully consolidated in the accounts of the Group.

Arcelor Huta Warszawa

On 31 August 2005, Arcelor acquired from Lucchini the control of the company Huta Warszawa (Poland, Long Carbon Steel). Arcelor Huta Warszawa is thus fully integrated in the consolidated Group accounts since 1 September 2005.

Arcelor Projects Spiral Mill

At 1 April 2005, Arcelor took control of the group Arcelor Projects Spiral Mill (ex De Boer) specialised in the production of foundation tubes (Netherlands, Arcelor Steel Solutions & Services).

Disposals

Corrugados Azpeitia, Corrugados Getafe and Gorrugados Lasao

On 22 July 2005, the Group sold to the Spanish group Alfonso Gallardo three rebar and mesh plants (Corrugados Azpeitia, Corrugados Getafe and Gorrugados Lasao – Spain, Long Steel with Carbon).

Techalloy

On 8 February 2005, the Group sold its interests in the American company Techalloy Company Inc. (United States, Stainless steel) to the company Central Wire Industries Ltd.

TIM – Trefilados Inoxydables de Mexico

On 10 May 2005, Arcelor sold its subsidiary company TIM - Trefilados Inoxydables de Mexico SA (Mexico, Stainless steel) to the company Novametal SA.

The fair value of the net assets acquired is presented below:

Fair value of the net assets acquired

In EUR million	2005	2004
Intangible assets	14	3
Tangible assets	1,065	2,570
Interests in companies accounted for using the equity method	7	-
Other investments	27	62
Debtors and financial assets (commercial and other)	379	290
Inventories	280	248
Cash and cash equivalents	176	257
Net deferred tax liabilities	-91	-345
Interest-bearing loans	-465	-631
Provisions for pensions and similar benefits	-2	-
Other provisions	-58	-50
Creditors (suppliers and others)	-243	-175
Minority interest	-589	-624
Fair value of net assets acquired	500	1,605
Elimination of the contribution of companies previously accounted for using the equity method (note 6)	-204	-504
Net positive goodwill (+) / negative goodwill (-)	11	-78
Revaluation of interests previously held	-71	-186
Total acquisition costs	236	837
Cash and cash equivalents acquired	-176	-257
Amounts paid during prior periods	-	-74
Amounts to be paid in subsequent periods	-117	-204
OUTFLOW (+) / INFLOW (-) RESULTING FROM ACQUISITIONS	-57	302

With respect to Acesita, the determination of the fair value of the identifiable assets and liabilities acquired was completed at the time of the full integration of Acesita (1 October 2005). However, the fair value exercise is not finished as at 31 December 2005, and remains subject to potential modification until 30 September 2006. The fair value of the net assets acquired is EUR 396 million, less the acquisition price (EUR 150 million) and the amount previously accounted for by using the equity method (at the end of September 2005 of EUR 204 million). This resulted in a positive goodwill of EUR 29 million, as well as an equity impact of EUR 71 million due to the revaluation of the historical participation (27.68%).

In order to reconcile the cash flows associated with the acquisition the consideration paid by the Group in 2005 associated with Acesita was EUR 68 million. This is determined on the basis of the acquisition price of EUR 150 million, the amount to be paid in 2006 of EUR 50 million and the net cash acquired in Acesita of EUR 168 million.

With respect to Arcelor Huta Warszawa, the fair value of the identifiable assets and liabilities acquired on 1 September 2005 amounts to EUR 96 million. Given an acquisition price of EUR 77 million, the purchase accounting led to a negative goodwill of EUR 19 million.

The cash loss of EUR 2 million associated with the Huta acquisition corresponds to the payment made by the Group of EUR 77 million, reduced by the amount of EUR 67 million to be paid in 2007 and the net cash and cash equivalents acquired of EUR 8 million.

The fair value of the net assets disposed of is presented below:

Fair value of the net assets disposed

In EUR million	2005	2004
Intangible assets	-	2
Tangible assets	184	168
Interests in companies accounted for using the equity method	-	211
Other participations	1	14
Debtors and financial assets (commercial and other)	157	328
Inventories	61	246
Cash and cash equivalents	76	48
Net deferred tax liabilities	-13	-4
Interest-bearing loans	-28	-207
Provisions for pensions and similar benefits	-3	-24
Other provisions	-5	-8
Creditors (suppliers and others)	-189	-339
Fair value of assets disposed of (2)	241	435
DISPOSAL PRICE (1)	331	515
PROFIT ON DISPOSAL (1)-(2)	90	80
Cash and cash equivalents disposed of	-	-5
Repayment of debts towards companies disposed of	-	-11
To be received in subsequent periods	-	-40
INFLOW RESULTING FROM DISPOSALS	331	459

Note 4 - Intangible assets

31 December 2005, in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	265	227	257	749
Acquisitions	33	21	9	63
Disposals	-	-6	-1	-7
Changes in consolidation scope	-	14	6	20
Foreign exchange differences	-8	5	1	-2
Transfers and other movements	-	-3	6	3
GROSS CLOSING BALANCE	290	258	278	826
Opening cumulative amortisation	-242	-168	-182	-592
Acquisitions and disposals	-	6	1	7
Changes in consolidation scope	-	-	-2	-2
Impairment	-	-	-	-
Amortisation charge	-	-29	-11	-40
Foreign exchange differences	8	1	-1	8
Transfers and other movements	-	-	-14	-14
CLOSING CUMULATIVE AMORTISATION	-234	-190	-209	-633
OPENING NET BOOK VALUE	23	59	75	157
CLOSING NET BOOK VALUE	56	68	69	193

31 December 2004, in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	-766	239	228	-299
First time adoption of IFRS 3	1,032	-	-	1,032
Gross opening balance - restated	266	239	228	733
Acquisitions	-	26	45	71
Disposals	-	-40	-	-40
Changes in consolidation scope	-	-6	2	-4
Foreign exchange differences	-1	-1	-	-2
Transfers and other movements	-	9	-18	-9
GROSS CLOSING BALANCE	265	227	257	749
Opening cumulative amortisation	121	-175	-198	-252
First time adoption of IFRS 3	-356	-	-	-356
Gross opening balance - restated	-235	-175	-198	-608
Acquisitions and disposals	-	40		40
Changes in consolidation scope	-	7	4	11
Impairment	-12	-	-	-12
Amortisation charge	-	-34	-8	-42
Foreign exchange differences	2	-	-	2
Transfers and other movements	3	-6	20	17
CLOSING CUMULATIVE AMORTISATION	-242	-168	-182	-592
OPENING NET BOOK VALUE	-645	64	30	-551
CLOSING NET BOOK VALUE	23	59	75	157

Analysis of net positive goodwill on acquisitions 2005

In EUR million	Net value 2004	Acquisitions	Net value 2005
Usinor / S3P	8	-	8
Arcelor Profil	3	-	3
Galtec	3	-	3
Haironville Portugal	2	-	2
Belgo Siderurgia / Dedini	5	-	5
Arcelor Projects Spiral Mill	-	1	1
Acesita	-	29	29
Asturia de Perfiles	-	3	3
Other	2	-	2
TOTAL	23	33	56

Analysis of net positive goodwill on acquisitions 2004

In EUR million	Net value 2003	Depreciation	Other	Net value 2004
Usinor / S3P	8	-	-	8
Avis Steel	1	-	-1	0
Arcelor Profil	3	-	-	3
Galtec	3	-	-	3
Weha Edelstahl	2	-	-2	0
CFA	10	-10	-	0
Haironville Portugal	2	-	-	2
Belgo Siderurgia / Dedini	-	-	5	5
Trefilados Mexico	2	-2	-	0
Other	-	2	2	-
TOTAL	31	-12	4	23

Note 5 - Property, plant and equipment

31 December 2005, in EUR million	Land and buildings	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,510	15,219	1,024	736	20,489
Acquisitions	47	139	1,825	29	2,040
Disposals	-62	-263	-5	-112	-442
Changes in consolidation scope	323	386	9	-18	700
Foreign exchange differences	205	811	105	36	1157
Transfers	163	707	-872	144	142
GROSS CLOSING BALANCE	4,186	16,999	2,086	815	24,086
Opening cumulative depreciation	- 1,123	- 7,675	- 1	- 460	- 9,259
Disposals	23	224	-	113	360
Changes in consolidation scope	40	124	-	18	182
Depreciation charge	-1	96	1	-19	77
Impairment	-128	-1,063	-	-75	-1,266
Foreign exchange differences	-57	-286	-	-19	-362
Other	-64	105	-	-92	-51
CLOSING CUMULATIVE DEPRECIATION	-1,310	-8,475	-	-534	-10,319
OPENING NET BOOK VALUE	2,387	7,544	1,023	276	11,230
CLOSING NET BOOK VALUE	2,876	8,524	2,086	281	13,767

31 December 2004, in EUR million	Land and buildings	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,152	12,930	780	703	17,565
Acquisitions	103	284	917	49	1,353
Disposals	-79	-463	-37	-89	-668
Changes in consolidation scope	288	2,047	189	67	2,591
Foreign exchange differences	-46	-241	-20	-9	-316
Transfers	92	662	-805	15	-36
GROSS CLOSING BALANCE	3,510	15,219	1,024	736	20,489
Opening cumulative depreciation	- 1,043	- 7,129	- 15	- 431	- 8,618
Disposals	52	417	13	79	561
Changes in consolidation scope	13	-167	3	-34	-185
Depreciation charge	-3	-20	-1	-	-24
Impairment	-144	-880	-1	-104	-1,129
Foreign exchange differences	16	75	-	6	97
Other	-14	29	-	24	39
CLOSING CUMULATIVE DEPRECIATION	-1,123	-7,675	-1	-460	-9,529
OPENING NET BOOK VALUE	2,109	5,801	765	272	8,947
CLOSING NET BOOK VALUE	2,387	7,544	1,023	276	11,230

At 31 December 2005 the gross value of capitalised finance leases is EUR 178 million (2004: EUR 131 million) and the net value of finance leases amounted to EUR 120 million (2004: EUR 85 million).

Tangible fixed assets with a carrying value of EUR 212 million have been pledged as guarantees of financial debt (2004: EUR 279 million).

The acquisitions of EUR 2,040 million in 2005 include assets with a cost of EUR 141 million with the exclusive objective of preventing, reducing or repairing damage to the environment. These environmental investments relate primarily to the reduction of emissions to the atmosphere (dust and gas).

a) Analysis by country and nature of the investment

In EUR million	Market Development	Product Development	Cost reduction	Replacement and restoration	Environment	Professional safety	Industrial safety	Total
Belgium	90	13	24	49	33	11	3	223
France	17	99	71	117	22	5	11	342
Spain	13	12	31	111	18	3	10	198
Brazil	623	7	53	127	64	3	3	880
Luxembourg	4	15	35	60	2	2	2	120
Germany	6	2	36	38	2	1	2	87
Other	9	29	47	105	-	-	-	190
TOTAL	762	177	297	607	141	25	31	2,040

b) Analysis by country and nature of the environmental investment

In EUR million	Protection of ambient air and climate	Noise and vibration abatement (excluding the working environment)	Effluent management	Waste management	Protection and remediation of soil, groundwater and surface water	Total
Brazil	20	2	31	7	4	64
Belgium	23	2	3	4	1	33
France	9	-	11	2	-	22
Spain	13	-	3	2	-	18
Luxembourg	-	-	2	-	-	2
Germany	2	-	-	-	-	2
TOTAL	67	4	50	15	5	141

Note 6 - Investments in companies accounted for using the equity method

In EUR million	Value accounted for using the equity method	Net goodwill	Total
BALANCE AT 31 DECEMBER 2004	1,322	44	1,366
Acquisitions	16	-	16
Disposals	-47	-	-47
Profit for the year	317	-	317
Dividends paid	-95	-	-95
Changes in consolidation percentage (note 3)	-160	-44	-204
Foreign exchange differences	91	-	91
Increase in capital	34	-	34
BALANCE AT DECEMBER 31, 2005	1,478	-	1,478

The primary investments in associated companies and jointly controlled entities are as follows:

In EUR million	% holding at year end 2005	Total assets as at 31 December 2005	Share in profit as at 31 December 2005	% holding at year end 2004	Total assets at 31 December 2004	Share in profit at 31 December 2005
Associated companies						
FLAT CARBON STEEL						
CST (Brazil)	-	-	-	-	-	130
Gestamp (Spain)	35.0%	169	18	35.0 %	129	20
Gonvarri Industrial (Spain)	35.0%	115	22	35.0 %	96	34
CLN (Italy)	35.0%	84	2	35.0 %	70	2
Holding Gonvarri SRL (Spain)	35.0%	79	-	35.0 %	92	2
Borcelik (Turkey)	40.3%	60	3	40.3 %	54	12
Cia Hispano-Brasileira de Pelotização (Brazil)	49.1%	30	22	49.1 %	19	7
Dosol Galva (Canada)	20.0%	28	11	20.0 %	13	-

In EUR million	% holding at year end 2005	Total assets at 31 December 2005	Share in profit at 31 December 2005	% holding at year end 2004	Total assets at 31 December 2004	Share in profit at 31 December 2005
STAINLESS STEEL						
Acesita (Brazil)	-	-	47	27.7 %	153	32
LONG CARBON STEEL						
Usina Hidrelectrica Guilman Amorim (Brazil)	51.0%	14	11	51.0 %	2	6
LME (France)	34.0%	12	-10	34.0 %	30	14
Société Nationale de Sidérurgie (Morocco)	7.5%	10	1	7.5 %	11	2
San Zeno Acciai-Duferco (Italy)	49.9%	9	-	49.9 %	9	-
OTHER ACTIVITIES						
DHS Group (Germany)	51.3%	563	161	51.3 %	394	61
Groupe Atic (France)	42.4%	27	5	42.3 %	22	4
Soteg (Luxembourg)	20.0%	25	2	20.0 %	24	2
Various associated companies	-	76	6	-	51	32
Jointly controlled entities						
LONG CARBON STEEL						
TrefilARBED Kiswire (Korea)	50.0%	96	5	50.0 %	78	8
Aquarius (Brazil)	-	-	-	50.0 %	47	-
A3S (ARCELOR STEEL SOLUTIONS & SERVICES)						
Traxys SA (Luxembourg)	50.0%	34	8	50.0 %	27	7
Various jointly controlled entities	-	47	3	-	45	38
TOTAL	-	1 478	317	-	1 366	413

Note 7 - Other investments and financial assets available for sale

In EUR million	Shares in affiliated companies			Participating interests			Other securities			Total		
	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value	Gross value	Depr.	Net value
BALANCE AT 31 DECEMBER 2004	632	- 314	318	164	- 84	80	183	- 53	130	979	- 451	528
Acquisitions	42	-	42	3	-	3	145	-	145	190	-	190
Disposals	-49	42	-7	-64	41	-23	-52	-	-52	-165	83	-82
Increase in capital	11	-	11	3	-	3	-	-	-	14	-	14
Changes in consolidation scope	-81	19	-62	-5	-	-5	21	-1	20	-65	18	-47
Depreciation	-	-6	-6	-	1	1	-	-1	-1	-	-6	-6
Foreign exchange differences	9	-6	3	-	-	-	10	-2	8	19	-8	11
Other movements	-9	8	-1	-1	-	-1	50	-3	47	40	5	45
BALANCE AT 31 DECEMBER 2005	555	-257	298	100	-42	58	357	-60	297	1 012	-359	653

The **main acquisition** of the year is the acquisition of 5.07% (Other securities) in the capital of Erdemir, the value of the shares held being EUR 138 million at 31 December 2005.

The **main liquidations** of the year relate to Circuit Foil U.K. (EUR 16 million in participating interests, fully depreciated) and Tuberie de Differdange (EUR 15 million, also fully depreciated).

The **main capital increases** of the year relate to the companies ARCELOR Technologies España (EUR 3 million, shares in affiliated) and IUP Jindal Metals & Alloys (EUR 3 million, shares in affiliated).

The most significant **changes in consolidation scope** are:
- the scope reduction related to of Performa, Agrinsa, Impeco, Acindar do Brasil and Acindar Uruguay, due to their consolidation for the first time in the sub-group Acindar (impact of EUR -33 million)
- the entry of Aços Villares due to the full integration of Acesita (EUR 22 million before fair value adjustment)
- the entry of US Matthey LLC (EUR 5 million) following the deconsolidation of this company
- the entry of shares and participating interests (EUR 7 million) held by Arcelor Huta Warszawa, consolidated in the current year
- the internal restructuring taking place within the companies Arcelor Construction France and Arcelor Steel Services Centers (EUR -33 million).

Finally, **other movements** include the revaluation of other investments and financial assets available for sale at fair value. The main change in fair value relates to the Erdemir shares (EUR +30 million).

The breakdown of movements by type of portfolio (shares and participating interests at cost, shares and participating interests at fair value) is as follows:

In EUR million	31 Dec. 2004	Acq. Disp.	Increase in capital	Changes in consolid. scope	Net depr.	Fair value adjust-ments	Foreign exchange diff.	Other	31 Dec. 2005
Shares and participating interests at cost	512	-	14	-69	-6	-	11	13	475
Gross value	963	-83	14	-87		-	19	8	834
Depr.	-451	83	-	18	-6	-	-8	5	-359
Shares and participating interests at fair value	16	108	-	22	-	32	-	-	178
Fortis	16	-	-	-	-	5	-	-	21
Erdemir	-	108	-	-	-	30	-	-	138
Aços Villares	-	-	-	22	-	-3	-	-	19
TOTAL	528	108	14	-47	-6	32	11	13	653

The revaluation of shares and participating interests at fair value (EUR +32 million) is recorded net of tax in shareholders' equity (EUR +24 million).

Note 8 - Receivables and other financial assets

Receivables associated with investments, loans and other financial assets

In EUR million	Gross value	Depreciation	Net value
BALANCE AT 31 DECEMBER 2004	824	-140	684
Increase	130	-	130
Repayments	-247	37	-210
Net Depreciation	-	9	9
Changes in consolidation scope	57	-	57
Other movements	8	-10	-2
Foreign exchange differences	93	-3	90
BALANCE AT 31 DECEMBER 2005	865	-107	758

In EUR million	2005	2004
Siderúrgica Añon loans	18	41
Allegheny Technologies loans	29	30
Bagoeta SL loans	-	57
Carsid loans	36	45
SODISID loans	15	9
SODISID securitisation	-	21
Guarantee deposits	200	141
Revaluation of interest rate hedge instruments (note 25)	63	86
Revaluation of raw material hedge instruments (note 25)	38	-
Net assets related to funded obligations	33	26
Other	326	228
TOTAL	758	684

Note 9 - Inventories

Inventories are detailed below, distinguishing between those held at historic cost and those carried at fair value less costs to sell.

At 31 December 2005 inventories are valued as follows:

In EUR million	**Inventories at historic cost**	**Inventories at fair value less costs to sell**	**Total**
Raw materials and stock	1,056	1,974	3,030
Work in progress	900	687	1,587
Finished goods	575	1,800	2,375
Contracts in progress	98	-	98
Spares	68	395	463
Advances and prepayments on orders	27	-	27
TOTAL	2,724	4,856	7,580

At 31 December 2004 inventories are valued as follows:

In EUR million	**Inventories at historic cost**	**Inventories at fair value less costs to sell**	**Total**
Raw materials and stock	969	1,807	2,776
Work in progress	689	808	1,497
Finished goods	485	1,527	2,012
Contracts in progress	88	-	88
Spares	48	361	409
Advances and prepayments on orders	19	-	19
TOTAL	2,298	4,503	6,801

Impairments made in order to value inventories at their fair value less costs to sell amount to EUR 618 million at 31 December 2005 (2004: EUR 560 million).

Note 10 - Trade receivables

In EUR million	2005	2004
Gross amount	3,862	3,889
Depreciation	-146	-132
TOTAL	3,716	3,757

Note 11 - Other receivables

In EUR million	2005	2004
Other advance payments to public authorities	535	430
Revaluation of exchange rate hedge instruments (note 25)	172	45
Revaluation of raw material hedge instruments (note 25)	56	48
Prepaid expenses	57	61
Other receivables	691	662
TOTAL	1,511	1,246

Note 12 - Cash and cash equivalents

In EUR million	2005	2004
Marketable securities	2,654	2,298
Cash at bank and in hand	1,481	1,392
Short term bank deposits	510	353
TOTAL	4,645	4,043

Note 13 - Equity

13.1 - Issued capital and share premium

At 31 December 2005, subscribed capital comprises 639,774,327 ordinary shares without face value, issued, fully paid up and representing EUR 3,198,871,635. The share premium amounts to EUR 5,396,604,061.

The authorised share capital comprises 1,000,000,000 shares and amounts to EUR 5 billion.

There were no changes in capital, share premium and authorised share capital during the year 2005.

Evolution of the number of shares in issue

	Number of shares
31 December 2003	533,040,796
Capital increase	106,733,531
31 December 2004	639,774,327
31 December 2005	639,774,327

13.2 - Exchange differences

The movements in exchange differences of EUR 552 million (2004: EUR -95 million) are primarily due to the appreciation of the US Dollar and the Brazilian Real compared to the EUR.

13.3 - Other consolidated reserves

Other consolidated reserves amount to EUR 6,504 million (2004: EUR 2,955 million) and mainly contain the profit attributable to the equity holders of the parent company of EUR 3,846 million (2004: EUR 2,290 million).

13.4 - Share option plan

Arcelor has established three share option plans, the features of which are as follows:

	First plan established on 30 June 2003	Second plan established on 30 June 2004	Third plan established on 30 June 2005
Number of shares granted at 31 December 2005	1,320,863	1,202,663	1,135,000
Exercise price (in EUR)	9.67	13.11	16.17
Maturity date	June 30, 2010	June 30, 2011	June 30, 2012
Price of the underlying at the date of grant (in EUR)	9.81	13.35	16.22
Historical volatility (in %)	46.2	31.8	35.25
Dividends (in EUR)	0.4	0.4	0.6
Interest rate (in %)	3.5	4.1	2.925

The option pricing model used for these three plans is the binomial model.

Furthermore, the beneficiaries of the Usinor share option plan established on 7 March, 2000 and covering 2,380,000 shares have the possibility of converting their Usinor shares into Arcelor shares. The maturity date of this plan is 7 April 2007. The exercise price is EUR 15.24 and the number of options issued at 31 December 2005 is 1,017,150.

The movements in the number of outstanding share options during the year were as follows:

Number of share options	2005	2004
Options at the beginning of year	4,723,824	4,679,500
Options granted during year	1,145,000	1,249,224
Options forfeited accepted during year	-10,000	-
Options exercised during year	-974,950	-957,200
Options expired during year	-208,198	-247,700
OPTIONS AT THE END OF YEAR	4,675,676	4,723,824

Pursuant to the new standard IFRS 2 Share-based payments, plans granted after 7 November 2002 are subject to specific valuations by the Group since 1 January 2005. The two Arcelor plans, granted on 30 June 2003 and 30 June 2004 have crystallised, in this context, a charge direct to equity of EUR 2.66 million on 1 January 2005. The charge to the result in 2005 associated with these plans as well as the third plan established on 30 June 2005 amounts to EUR 3.59 million.

13.5 - Own shares

Number of share options	Number of shares	Value (in EUR million)
31 December 2003	54,644,789	756
Acquisitions	1,251,818	19
Disposals	-29,094,200	-408
31 December 2004	26,802,407	367
Acquisitions	8,189,502	147
Disposals	-15,220,613	-247
31 December 2005	19,771,296	267

13.6 - Dividends

The Board of Directors will propose a gross dividend of EUR 1.20 per share which will be paid on 28 May 2006. These financial statements do not reflect this dividend which is subject to the approval of the shareholders at the annual general meeting to be held on 28 April 2006.

13.7 - Control over Acesita

In accordance with IFRS 3, the assets and liabilities of Acesita held at the time when the Group obtains control over this company were revalued at fair value. Thus, the consolidated shareholders' equity increased by EUR 42 million (2004: on group level EUR 158 million which relates to CST by EUR 123 million and Acindar by EUR 35 million).

Note 14 - Earnings per share

The basic earnings per share are calculated by dividing the net profit (Group share) by the weighted average number of shares in issue during the period, excluding the average number of ordinary shares purchased and held by the Group.

	2005	2004
Net profit (Group share in EUR million)	3,846	2,290
Number of ordinary shares in issue	639,774,327	578,365,994
Weighted average number of own shares	-25,707,728	-34,581,269
Weighted average number of shares used for the calculation of basic earnings per share	614,066,599	543,784,725
Earnings per share (in EUR)	6.26	4.21

The diluted earnings per share are calculated by taking the financial instruments giving access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge net of tax corresponding to the diluting instruments.

When funds are collected in the context of the exercise of rights (subscription coupons and options) they are first applied to the purchase of shares at market price if this is above the exercise price of the right.

In each case, funds are taken into account on a pro-rata basis in the year of issue of the diluting instrument and on the first day of the following financial year.

	2005	2004
Net profit (Group share in EUR million)	3,846	2,314
Elimination of interest expense, net of tax, of convertible debt instruments (O.C.E.A.N.E.)	19	36
Elimination of charge associated to stock option plans, net of tax	3	-
Net profit used for the calculation of diluted earnings per share (in EUR million)	3,868	2,350
Weighted average number of shares	614,066,599	543,784,725
Adjustment for assumed conversion of convertible debt instruments (O.C.E.A.N.E.) and for assumed exercise of stock option plans	41,051,425	69,606,407
Weighted average number of shares in issue, used for the calculation of diluted earnings per share	655,118,024	613,391,132
Diluted earnings per share in EUR	5.90	3.83

Note 15 - Minority interests in equity

In the year ended 31 December 2005 minority interests increased by EUR 1,109 million, including EUR 617 million relating to changes in the consolidation scope, in particular Acesita (EUR 568 million). The share of the minority of the 2005 result contributed to an increase in the minority interest of EUR 432 million.

In the year ended 31 December 2004 minority interest increased by EUR 685 million, including EUR 376 million relating to changes in the consolidation scope, primarily CST (EUR 511 million), Acindar (EUR 113 million) and Aceralia (EUR -158 million). The share of the minority of the 2004 result also contributed to an increase in the minority interest of EUR 403 million.

Note 16 - Interest-bearing liabilities

In EUR million	2005	2004
Convertible debenture loans	709	698
Non-convertible debenture loans	2,090	2,420
Amounts owed to credit institutions	1,016	786
Amounts owed on fixed assets held under finance leases	126	82
Fair value of conversion option relating to convertible debenture loan (note 25)	168	124
Fair value of interest rate hedge instrument (note 25)	-	2
Borrowings and other financial debt	232	366
LONG TERM BORROWINGS	4,341	4,478
Short term element of convertible debenture loans	0	484
Short term element of non-convertible debenture loans	130	115
Amounts owed to credit institutions	331	187
Commercial paper	504	487
Current bank borrowings	92	178
Amounts owed on fixed assets held under finance leases	15	8
Accrued interest payable	62	92
Fair value of interest rate hedge instruments (note 25)	-	12
Borrowings and other financial debt	489	730
SHORT TERM BORROWINGS	1,623	2,293

16.1 - Convertible debenture loans

On 1 January 2005 Arcelor completed the redemption of the O.C.E.A.N.E. 2005 3.875% debenture loan, falling due on the same day.

Following the revised version of IAS 32 and its retrospective application (refer to note 1), the fair value as at 1 January 2004 of the equity conversion option relating to the O.C.E.A.N.E. 2017 3% debenture loan is reclassified by EUR 70 million from shareholders' equity to interest-bearing liabilities. This option is restated each year end at its fair value (note 22).

16.2 - Breakdown by currency (excluding short term debt)

In EUR million	2005	%	2004	%
Euro	3,497	81	3,466	77
US dollar	568	13	695	16
Brazilian Real	263	6	272	6
Other	13	-	45	1
TOTAL	4,341	100	4,478	100

16.3 - Breakdown by maturity (excluding short term debt)

In EUR million	2005	2004
2006	0	618
2007	336	217
2008	839	893
2009	286	244
2010	780	0
After more than 5 years	2,100	2,376
TOTAL	**4,341**	**4,478**

16.4 - Interest rates

a) Long term debts

Variable interest rates on borrowings are primarily indexed to EURIBOR and LIBOR. When hedging instruments are in place to convert fixed to variable rates the borrowings are recorded as variable rate loans.

16.5 - Detail of main individual long-term loans

In EUR million	2005	2004
Arcelor Finance		
Debenture loan 5.375% 1998 / 2006 (EUR 62 million)	-	62
Debenture loan 6.385% 2003 / 2015 (USD 120 million)	103	91
Debenture loan 3.395% 2004 / 2009 (EUR 100 million)	100	100
Debenture loan 5.125% 2003 / 2010 (EUR 600 million)	619	621
Debenture loan 6.125% 2001 / 2008 (EUR 600 million)	625	640
Debenture loan 5.50% 2004 / 2014 (EUR 100 million)	108	107
Debenture loan 4.625% 2004 / 2014 (EUR 500 million)	495	494
Debenture loan 2005 / 2020 (USD 11 million)	8	-
EURIBOR loan 3 months 2002 / 2006	-	9
EURIBOR loan 3 months 2005 / 2011 (EUR 97 million)	97	-
Loan 3.94% 2005 / 2009 (EUR 53 million)	53	-
EURIBOR loan 3 months 2005 / 2010 (EUR 30 million)	30	-
EURIBOR loan 3 months 2005 / 2010 (EUR 35 million)	35	-
Loan 4.67% 2001 / 2011 (EUR 47 million)*	31	-
Loan 5.36% 2002 / 2012 (EUR 73 million)*	58	-
Loan 5.01% 2002 / 2010 (EUR 5 million)*	3	-
Loan 4.01% 2003 / 2011 (EUR 5 million)*	4	-
Loan 5.56% 1995 / 2009 (EUR 25 million)**	9	-
Loan 5.45% 1995 / 2009 (EUR 25 million)**	9	-
Loan t 6.4% 2001 / 2011 (EUR 58 million)	32	40
Issue of transferable securities - EURIBOR 3 months 2003 / 2008 (EUR 80 million)	79	80
Loan 4.06% 2003 / 2008	14	21
EURIBOR loan 3 months 2000 / 2013 (EUR 100 million)	83	94
Other loans	36	53
SUB-TOTAL	**2,631**	**2,412**

In EUR million	2005	2004
Arcelor		
Convertible debenture loan 3 % 2002 /2017	836	787
Usinor		
Debenture loan 7.25% (USD 300 million) 1996 / 2006	-	235
Arbed		
EURIBOR loan 2000 / 2007	20	30
EURIBOR loan 3 months 2000 / 2006	-	70
Loan 5.06 % 2001 / 2011 (AIS Finance)*	-	112
Belgo Siderurgia		
TJLP debenture loan 1998 / 2010 (BRL 97 million) - BMP	23	22
IGPM debenture loan 2003 / 2011 (BRL 93 million) - BMPS	-	20
LIBOR loan 2003 / 2006 (BRL 60 million) - Belgo	-	7
IGPM debenture loan 2003 / 2017 (BRL 29 million) - BMPS	-	7
Convertible debenture loan 2004 / 2012 (USD 47 million) - Acindar	41	35
TC+4% loan 2003 / 2009 (ARS 100 million) - Acindar	-	24
TJLP debenture loan 1997 / 2009 (BRL 13 million)	5	-
TJLP debenture loan 1997 / 2009 (BRL 20 million)	7	-
IGPM debenture loan 1999 / 2017 (BRL 13 million)	5	-
CST		
TJLP loan 2000 / 2010 (BRL 221 million - 2004 : BRL 264 million)	65	44
TJLP loan 2000 / 2007 (BRL 149 million)	-	14
TJLP loan 2003 / 2012 (BRL 79 million - 2004 : BRL 104 million)	23	25
LIBOR loan 2003 / 2013 (USD 99 million)	-	51
LIBOR loan 2005 / 2017 (USD 51 million)	42	29
LIBOR loan 2005 / 2016 (USD 70 million)	57	-
LIBOR loan 2005 / 2017 (USD 11 million)	9	-
Debenture loan 2005 / 2014 (USD 19 million)	15	-
Vega do Sul		
Libor loan 2002 / 2014 (USD 46 million - 2004 : USD 50 million)	35	34
Libor loan 2002 / 2012 (USD 2 million - 2004 : USD 100 million)	-	63
TJLP loan 2002 / 2011 (BRL 281 million - 2004 : BRL 280 million)	82	77
Acesita		
"Pre-Export" loan 2003 / 2010 (USD 50 million)	36	-
"Pre-Export" loan 2003 / 2011 (USD 50 million)	41	-
"Pre-Export" loan 2003 / 2007 (USD 15 million)	9	-
"Pre-Export" loan 2004 / 2007 (USD 10 million)	8	-
"Pre-Export" loan 2004 / 2009 (USD 14 million)	12	-
"Pre-Export" loan 2004 / 2007 (USD 10 million)	8	-
TJLP loan 2005 / 2010 (BRL 32 million)	9	-
Other loans	322	380
TOTAL	4,341	4,478

* *These loans have been transferred from Arbed to Arcelor Finance in 2005.*
** *These loans have been transferred from "other loans" to Arcelor Finance in 2005.*

Note 17 - Employee benefits

17.1 - Introduction

The majority of the companies included in the Arcelor consolidation scope are European and Brazilian entities. According to the laws and regulations in effect in these countries, additional benefits can be granted to staff.

When complementary benefits provided to employees give rise to a future commitment of the Group, a provision is calculated based on actuarial valuation methodology. The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

In order to reflect the evolution of the expected rate on debenture loan return in 2005, the Group decided to reduce its discount rate for the euro area from 5% to 4.5%.

The resulting actuarial loss (EUR 131 million) has been accounted for in line with the corridor policy and is included in the caption "Unrecognised actuarial gains or losses".

Some subsidiaries have determined to cover partly or completely their retirement obligations through contracts with external insurance providers where such hedging is compulsory (funded obligations). External policies are evaluated by independent actuaries.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 196 million in total, including all benefits) represents the net liability of the Group in relation to such benefit schemes. This does not represent an overall funding shortfall, but rather, in almost all cases, financing options entered into by the subsidiaries.

At the end of the year 2005, the Group passed part of its commitments for the pension arrangements in France to an external insurer (complementary pension plan IRUS).

17.2 - Financial information

17.2.1 - Detail of the provisions by type of commitment

Pre-retirement plans have been reclassified to the balance sheet caption "Provisions for termination benefits" (note 18).

Provisions for pension and other benefits are analysed as follows:

Detail of the provisions for pension and other benefits

In EUR million	2005	2004
Complementary pension plans	979	1,196
Leaving compensation	374	379
Private medical insurance	25	26
Work medals	53	51
TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	1,431	1,652

Charges in the year associated with these additional benefits granted to staff (excluding the interest charge linked to the discounting of commitments and to the discounted return on assets) are disclosed within the caption "Staff costs" in the income statement, as detailed at note 21.

17.2.2 – Pensions

In EUR million	France 2005	France 2004	Belgium 2005	Belgium 2004	Germany 2005	Germany 2004	Luxembourg 2005	Luxembourg 2004	Brazil 2005	Brazil 2004	United States 2005	United States 2004	Others 2005	Others 2004	Total 2005	Total 2004
Financial assets																
Opening balance	19	19	284	294	7	7	1	1	218	24	12	68	57	47	598	460
Actual return on plan assets	2	-	14	8	-	-	-	-	84	24	-	1	3	6	103	39
Actuarial (gains) / losses	1	-	7	-	-	-	-	-	7	-	-	-	3	-	18	-
Additional funding	8	-	27	26	2	1	-	-	12	6	-	4	-	2	49	39
Benefits paid out	-	-	-25	-24	-	-1	-	-	-13	-4	-1	-2	-4	-2	-43	-33
Acquisitions / disposals / settlements	-	-	-1	-	-	-	-	-	-52	-	-	-59	-	-	-53	-59
Changes in consolidation scope	-	-	-	-20	-	-	-	-	66	186	-	-	12	4	78	170
Exchange differences	-	-	-	-	-	-	-	-	44	-18	2	-	-	-	46	-18
Closing differences	30	19	306	284	9	7	1	1	366	218	13	12	71	57	796	598
Actuarial value of commitments																
Opening balance	781	656	375	330	374	344	199	179	208	23	12	142	76	58	2,025	1,732
Current service cost	39	40	10	10	4	4	5	5	6	2	-	1	3	1	67	63
Interest cost	42	44	18	19	18	19	10	10	19	6	1	9	5	5	113	112
Actuarial (gains) / losses	37	84	14	31	9	30	8	26	55	10	-1	8	6	10	128	199
Staff funding		-		-		-		-	4	2	-	-	1	1	5	3
Disbursements	-278	-32	-28	-28	-25	-24	-22	-20	-13	-4	-	-68	-8	-6	-374	-182
Acquisitions / disposals / settlements	-62	-3	-2	-	-	-	-	-	-6	-	-	-79	3	1	-67	-81
Obligation transfer	-	-	-1	-	-	-	8	-	-	-	-	-	-	-	7	-
Change in pension plan	-	-	4	13	2	1	-	-	-	-	-	-	-	5	6	19
Changes in consolidation scope	-4	-8		-	-	-	1	-1	32	186	-	-	17	2	46	179
Exchange differences	-	-		-	-	-	-	-	42	-17	2	-1	-	-1	44	-19
Closing balance	555	781	390	375	382	374	209	199	347	208	14	12	103	76	2,000	2,025
Balance sheet provision																
Present value of funded obligations	126	150	361	344	12	8	3	3	347	208	14	12	100	76	963	801
Fair value of plan assets	-30	-19	-306	-284	-9	-7	-1	-1	-366	-218	-13	-12	-71	-57	-796	-598
Sub-total: Net present value of funded obligation	96	131	55	60	3	1	2	2	-19	-10	1	-	29	19	167	203
Present value of unfunded obligations	429	631	29	31	370	366	206	196	-	-	-	-	3	-	1,037	1,224
Unrecognised actuarial gains / (losses)	-69	-83	-77	-76	-47	-37	-49	-42	15	8	-2	-1	-29	-20	-258	-251
Unrecognised service cost	-	-	-	-	-	-5	-	-2	-	-	-	-	-	1	-	-6
Sub-total: Net commitments	456	679	7	15	326	325	159	154	-4	-2	-1	-1	3	-	946	1,170
Net assets related to funded obligations	-	-	22	16	-	-	-	-	4	2	1	1	6	7	33	26
Balance sheet provision	456	679	29	31	326	325	159	154	-	-	-	-	9	7	979	1,196
Breakdown of charge for the period																
Current service cost	39	40	10	10	4	4	5	5	6	2	-	1	3	1	67	63
Interest cost	42	44	18	19	18	19	10	10	19	6	1	9	5	5	113	112
Expected return on assets	-1	-1	-12	-16	-	-	-	-	-27	-6	-1	-7	-5	-3	-46	-33
Actuarial (gains) / losses recognised in the period	7	-4	3	1	-	-	1	4	7	-	-	6	-	2	18	9
Amortisation of past service cost	-	-	4	11	4	1	2	2	-	-	-	-	-	1	10	15
Curtailments and settlements	-20	-3	-	-	-	-	-	-	1	-	-	8	-	-	-19	5
Expenses recognised in the income statement	67	76	23	25	26	24	18	21	6	2	-	17	3	6	143	171
Movements in balance sheet provision																
Opening provision	679	643	31	19	325	322	154	154	-	-	-	73	7	7	1,196	1,218
Changes in consolidation scope	-4	-8	-	-	-	-	1	-1	-	-	-	-	-	-	-3	-9
Exchange differences	-	-	-	-	-	-	-	-	-	-	-	1	-	-	-	1
Variation of net assets related to funded obligations	-	-	6	16	-	-1	-	-	2	1	-	1	-1	-	7	17
Obligation transfer	-	-	-	-	2	4	8	-	-	-	-	-22	-	-	10	-18
Disbursements	-286	-32	-31	-29	-27	-24	-22	-20	-8	-3	-	-70	-	-6	-374	-184
Expenses recognised in the income statement	67	76	23	25	26	24	18	21	6	2	-	17	3	6	143	171
Closing provision	456	679	29	31	326	325	159	154	-	-	-	-	9	7	979	1,196
Main actuarial assumptions																
Discount rate	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	11.16%	12.35%	5.75%	6.00%	-	-		-
Expected return on plan assets	5.00%	5.75%	4.06%	4.08%	4.00%	4.00%	4.00%	4.00%	13.54%	12.35%	8.50%	8.50%	-	-		-
Average rate of salary increase	2.82%	3.00%	3.58%	3.47%	2.49%	2.51%	4.57%	3.91%	6.90%	7.63%	(*)0.00%	(*)0.00%	-	-		-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	5.00%	5.00%	2.00%	2.00%		-		-
Defined contribution plan																
Contributions during the period	-	-	11	11	-	-	1	2	2	-	2	1	5	1	21	15

(*) Assumption exposing the changes in pension scheme type.

17.2.3 - Leaving indemnities

In EUR million	France 2005	France 2004	Others 2005	Others 2004	Total 2005	Total 2004
Financial assets						
Opening balance	8	12	-	-	8	12
Actual return on plan assets	-	1	-	-	-	1
Actuarial (gains) / losses	-	-	-	-	-	-
Additional funding	-	-	-	-	-	-
Benefits paid out	-	-	-	-	-	-
Acquisitions / disposals / settlements	-	-	-	-	-	-
Changes in consolidation scope	-	-5	-	-	-	-5
Exchange differences	-	-	-	-	-	-
Closing balance	**8**	**8**	**-**	**-**	**8**	**8**
Actuarial value of commitments						
Opening balance	274	275	30	35	304	310
Current service cost	9	8	1	2	10	10
interest cost	13	15	2	1	15	16
Actuarial (gains) / losses	-4	7	2	-3	-2	4
Staff funding	-	-	-	-	-	-
Benefit paid out	-16	-14	-3	-3	-19	-17
Acquisitions / disposals / settlements	-3	-5	-	-	-3	-5
Changes in pension plan	-5	-	-	6	-5	6
Changes in consolidation scope	-1	-12	-	-8	-1	-20
Exchange differences	-	-	-	-	-	-
Closing balance	**267**	**274**	**32**	**30**	**299**	**304**
Balance sheet provision						
Present value of funded obligations	12	10	-	-	12	10
Fair value of plan assets	-8	-8	-	-	-8	-8
Sub-total: Net present value of funded obligations	**4**	**2**	**-**	**-**	**4**	**2**
Present value of unfunded obligations	255	264	32	30	287	294
Unrecognised actuarial gains / (losses)	76	78	1	3	77	81
Unrecognised past service costs	6	2	-	-	6	2
Balance sheet provision	**341**	**346**	**33**	**33**	**374**	**379**
Breakdown of charge for the period						
Current service cost	9	8	1	2	10	10
Interest cost	13	15	2	1	15	16
Expected return on assets	-	-	-	-	-	-
Actuarial (gains) / losses recognised in the period	-6	-8	-	1	-6	-7
Amortisation of past service cost	-1	2	-	6	-1	8
Curtailments and settlements	-3	-6	-	-	-3	-6
Expenses recognised in the income statement	**12**	**11**	**3**	**10**	**15**	**21**
Movement in balance sheet provision						
Opening provision	346	357	33	34	379	391
Changes in consolidation scope	-1	-8	-	-8	-1	-16
Exchange differences	-	-	-	-	-	-
Disbursements	-16	-14	-3	-3	-19	-17
Expenses recognised in the income statement	12	11	3	10	15	21
Closing provision	**341**	**346**	**33**	**33**	**374**	**379**
Main actuarial assumptions						
Discount rate	4.50%	5.00%	-	-	-	-
Expected return on plan assets	5.75%	5.75%	-	-	-	-
Average rate of salary increase	2.97%	3.00%	-	-	-	-
Inflation rate	2.00%	2.00%	-	-	-	-

17.2.4 - Other benefits (medical insurance, work medals)

In EUR million	France 2005	France 2004	Belgium 2005	Belgium 2004	Others 2005	Others 2004	Total 2005	Total 2004
Financial assets								
Opening balance	-	-	3	-	-	6	3	6
Actuarial (gains) / losses	-	-	-	-	-	-	-	-
Actual return on plan assets	-	-	-1	-	-	-	-1	-
Additional funding	-	-	2	4	-	-	2	4
Benefits paid out	-	-	-2	-1	-	-	-2	-1
Acquisitions / disposals / settlements	-	-	-	-	-	-6	-	-6
Changes in consolidation scope	-	-	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	-	-	-
Closing balance	-	-	2	3	-	-	2	3
Actuarial value of commitments								
Opening balance	35	36	34	-	14	94	83	130
Current service cost	1	1	-	-	1	2	2	3
Interest cost	2	2	2	2	1	3	5	7
Actuarial (gains) / losses	4	3	1	3	-	-	5	6
Staff funding	-	-	-	-	-	-	-	-
Benefit paid out	-7	-6	-2	-2	-2	-3	-11	-11
Acquisitions / disposals / settlements	-	-	-	-	-	-82	-	-82
Changes in pension plan	1	-	-	31	-	-1	1	30
Changes in consolidation scope	-	-1	-	-	-	1	-	-
Exchange differences	-	-	-	-	-	-	-	-
Closing balance	36	35	35	34	14	14	85	83
Balance sheet provision								
Present value of funded obligations	-	-	27	27	-	-	27	27
Fair value of plan assets	-	-	-2	-3	-	-	-2	-3
Sub-total: Net present value of funded obligations	-	-	25	24	-	-	25	24
Present value of unfunded obligations	36	35	8	7	14	14	58	56
Unrecognised actuarial gains / (losses)	-	-	-5	-3	-	-	-5	-3
Unrecognised past service costs	-	-	-	-	-	-	-	-
Balance sheet provision	36	35	28	28	14	14	78	77
Breakdown of charges for the period								
Current service cost	1	1	-	-	1	2	2	3
Interest cost	2	2	2	2	1	3	5	7
Expected return on assets	-	-	-	-	-	-	-	-
Actuarial (gains) / losses recognised in the period	4	3	-	-	-	-	4	3
Amortisation of past service cost	1	-	-	28	-	-2	1	26
Curtailments and settlements	-	-	-	-	-	-76	-	-76
Expenses recognised in the income statement	8	6	2	30	2	-73	12	-37
Movement in balance sheet provision								
Opening provision	35	36	28	-	14	88	77	124
Changes in consolidation scope	-	-	-	-	-	-	-	-
Exchange differences	-	-	-	-	-	1	-	1
Disbursements	-7	-7	-2	-2	-2	-2	-11	-11
Expenses recognised in the income statement	8	6	2	30	2	-73	12	-37
Closing provision	36	35	28	28	14	14	78	77
Main actuarial assumptions								
Discount rate	4.50%	5.00%	4.50%	5.00%	-	-	-	-
Expected return on plan assets	-	-	5.00%	5.75%	-	-	-	-
Average rate of salary increase	2.86%	3.00%	-	-	-	-	-	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	-	-	-	-

17.3 Change in accounting policy as from January 1, 2006

In order to improve disclosure of the gradual externalisation of its pension commitments, the Group will recognize actuarial gains or losses immediately to shareholders' equity starting January 1, 2006, in accordance with IAS 19 revised, and thus replace the corridor policy allowing deferred recognition of net actuarial gains or losses ("unrecognised actuarial gains/losses", see paragraphs 17.2.2, 17.2.3 and 17.2.4 above).

This change in accounting policy will affect long-term benefits granted to staff (complementary pension plans, retirement benefits and medical insurance for pensioners), with the single exception of work medals. The Group does not apply the corridor policy to work medals and their valuation is subject to a different level of uncertainty compared to the remaining long-term benefits.

First-time adoption of this new accounting policy will lead to a transfer of net unrecognised actuarial gains or losses at 31 December 2005 to shareholders' equity. The impact on balance sheet provisions is as follows:

In EUR million	Closing balance 2005	Actuarial gains or losses	Opening balance 2006
Complementary pension plans	979	258	1,237
Leaving indemnities	374	-77	297
Medical insurance	25	5	30
Work medals	53	-	53
TOTAL EMPLOYEE BENEFITS	1,431	186	1,617

Note 18 - Provisions for termination benefits

The provisions for termination benefits reflect social commitments that the Group has made in the context of its restructuring plans announced prior to the year-end (which may subsequently become early retirement plans) or early retirement plans linked to collective agreements signed with certain categories of employees.

In EUR million	Social provisions	Early retirement plans	Total
Opening balance at 1 January 2005	441	496	937
Increase in provision	46	81	127
Utilisation and reversal	-67	-101	-168
Reclassifications (social plans transformed into early retirement plans during the year)	-4	4	-
Other reclassifications, changes in consolidation scope and foreign exchange variations	-5	-9	-14
CLOSING BALANCE AT 31 DECEMBER 2005	411	471	882

Charges for the period relating to social provisions are recorded in "Other operating charges" in the income statement. Charges for the period relating to early retirement plans are recorded in "Staff costs" in the income statement as detailed in note 21.

18.1 - Social provisions

Social provisions at the year-end include estimated indemnities under the following restructuring plans (amounts in EUR million):

- **Flat Carbon Steel sector** (2005: 324; 2004: 332): primarily the social plan related to the reorganisation of the hot phase in Liège (2005: 184; 2004: 176) and the increase of the social provisions in Spain within the context of the ARCO project (2005: 109; 2004: 107).
- **Stainless Steel sector** (2005: 59; 2004: 78): primarily the social provisions relating to the reorganisation of Ugitech S.A. (2005: 14; 2004: 20) and the increase of social provisions relating to the closure of the Isbergues site within Ugine & ALZ France (2005: 31; 2004: 31).
- **A3S sector** (2005: 17; 2004: 26).

18.2 - Early retirement plans

An actuary reviews the early retirement plans, which are either part of restructuring measures or collective agreements. The main assumptions and the movements during the year are summarised in the following table.

In EUR million	Belgium		Germany		Luxembourg		Others		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance sheet provision										
Present value of unfunded obligation	378	373	53	63	2	13	38	47	471	496
Unrecognised actuarial gains / (losses)	-	-	-	-	-	-	-	-	-	-
Balance sheet provision	**378**	**373**	**53**	**63**	**2**	**13**	**38**	**47**	**471**	**496**
Breakdown of charges for the period										
Current service cost	31	-	7	12	-	-	2	7	40	19
Interest cost	17	16	2	3	-	1	2	2	21	22
Actuarial (gains) / losses recognised in the period	19	18	1	8	-3	-15	-2	1	15	12
Amortisation of past service cost	5	9	-	-	1	7	-1	-	5	16
Expenses recognised in the income statement	**72**	**43**	**10**	**23**	**-2**	**-7**	**1**	**10**	**81**	**69**
Movement in balance sheet provision										
Opening provision	373	401	63	58	13	25	47	47	496	531
Changes in consolidation scope	-	-2	-	-	-	-	-	-2	-	-4
Exchange differences	-	-	-	-	-	-	-	-	-	-
Acquisition / disposal	-	-	-	-	-	-	-1	-	-1	-
Obligation transfer	4	-	-	-	-8	-	-	-	-4	-
Disbursements	-71	-69	-20	-18	-1	-5	-9	-8	-101	-100
Expenses recognised in the income statement	72	43	10	23	-2	-7	1	10	81	69
Closing provision	**378**	**373**	**53**	**63**	**2**	**13**	**38**	**47**	**471**	**496**
Main actuarial assumptions										
Discount rate	4.14%	4.22%	4.03%	4.00%	4.00%	4.00%	-	-	-	-
Average rate of salary increase	2.00%	2.00%	2.51%	2.51%	2.00%	2.00%	-	-	-	-
inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	-	-	-	-

Note 19 - Other provisions

In EUR million	Restructuring costs	Commercial risks	Environmental risks	Other risks	Total
Opening balance	115	64	215	725	1,119
Increase in provisions	10	22	61	274	367
Utilisation and reversal	-21	-27	-53	-346	-447
Reclassifications, changes in consolidation scope and exchange differences	-7	2	5	148	148
CLOSING BALANCE	97	61	228	801	1,187

In EUR million	2005	2004
Other long term provisions	943	920
Other short term provisions	244	199
TOTAL OTHER PROVISIONS	1,187	1,119

19.1 - Provisions for restructuring

Provisions recorded under this heading do not include social commitments which are separately disclosed under "Provisions for termination benefits" as detailed in note 18.
Provisions for restructuring comprise provisions established in respect of charges for the dismantling and the restoration of sites.

By sector, restructuring provisions are analysed as follows:
- Flat Carbon Steel: EUR 42 million (2004: EUR 52 million)
- Stainless Steel: EUR 33 million (2004: EUR 37 million)
- Other: EUR 22 million (2004: EUR 26 million)

19.2 - Commercial risks

Commercial risks primarily include litigation with customers, bad debts, losses on contracts and termination losses as well as guarantees and other items.

19.3 - Environmental risks

Provisions for environmental risks, analysed by geographic zones, are as follows:

In EUR million	2005	2004
Germany	2	2
Belgium	100	97
France	68	70
Luxembourg	53	40
Other	5	6
TOTAL	228	215

The provisions cover the anticipated costs relating to both protection and remediation of soil, ground water and surface water (2005: EUR 135 million, 2004: EUR 108 million), waste management (2005: EUR 35 million, 2004: EUR 31 million) and other environmental measurements (2005: EUR 58 million, 2004: EUR 76 million). The provisions are calculated in accordance with local and national legal standards and regulations.

19.4 - Other risks

Other provisions cover the following risks:

In EUR million	2005	2004
Litigations	308	249
Tax risks	235	176
Social risks	21	15
Other risks	237	285
TOTAL	801	725

Provisions for tax risks include provisions booked within the context of disputes with local and/or national tax authorities.

Provisions for litigations comprise non-tax related claims.

The provisions for costs relating to personnel include provisions recorded which are not included under the heading of "Employee benefits".

Note 20 - Other amounts payable

In EUR million	2005	2004
Fixed asset suppliers	406	280
Prepayments on orders	217	214
Revaluation of foreign currency hedge instruments - Note 25	32	185
Revaluation of raw materials hedge instruments - Note 25	72	-
Tax and social security	1,334	1,253
Dividends payable	5	23
Other creditors	451	478
Deferred income	50	75
TOTAL	2,567	2,508

Note 21 - Staff costs

For clarity, the interest charges relating to the discounting of the provisions for pensions and similar benefits and of early retirement provisions were included, as from 1 January 2005, in financial result and not under the heading "Staff costs". These interest charges include both discounting charges relating to the provisions and financial income linked to the discounted return on assets. The comparative information has been restated (refer to note 1).

The charge for the year relating to the provision of pensions and similar benefits includes in 2005 non-recurring charges associated with the gradual externalisation of the complementary pension plan IRUS in France, and in 2004 non-recurring charges associated with the disposal of the American subsidiary company July Products.

In EUR million	2005	2004
Wages and salaries	3,352	3,298
Social charges	1,082	1,075
Contributions to defined contribution pension schemes - Note 17	21	15
Charges for the year in respect of additional employee benefits giving rise to provisions (not including interest charges) - Note 17	83	53
Charges for the year in respect of provisions for early retirement (not including interest charges) - Note 18	60	47
Employee profit-sharing scheme	103	84
Cost of equity-settled share-based payments	4	4
Other	194	172
TOTAL	4,899	4,748

Note 22 - Net financing costs

In EUR million	2005	2004
Interest income	229	196
Interest charges	-336	- 347
Discounting interest charges	-128	-145
• *of which interest charges relating to the discounting of employee benefits provisions - Note 17*	-87	-102
• *of which interest charges relating to the discounting of early retirement provisions - Note 18*	-21	-22
Dividends received	51	31
Foreign exchange result	120	- 173
Restatement to fair value of the equity conversion option relating to the O.C.E.A.N.E. 2017 debenture loan	-44	-30
Restatement to fair value of other financial instruments	9	- 18
Impairment of financial assets	-3	- 28
Result on the disposal of financial assets	28	60
Other	-180	- 67
TOTAL	-254	-521

The result on foreign exchange includes unrealised gains of EUR 82 million relating to the revaluation of exchange options falling outside the scope of cash flow hedging.

As of 1 January 2005, discounting interest charges include the interest charges and the discounted return on assets linked to the long-term benefits granted to staff (net balance of EUR 108 million).

Pursuant to the revising of IAS 32 at 1 January 2005, the restatement to fair value of the equity conversion option relating to the O.C.E.A.N.E. 2017 3% debenture loan resulted in a charge of EUR 44 million (2004: EUR 30 million).

Other net financing costs include banking charges and commissions for EUR 48 million.

Note 23 - Taxation

Tax charge

Tax analysis:

In EUR million	2005	2004
Current tax	-396	-360
Deferred tax	235	-153
TOTAL TAXATION	-161	-513

Reconciliation between the tax charge and the result before tax:

In EUR million	2005	2004
Net profit	3,846	2,290
Minority interest	432	403
Result from companies accounted for using the equity method	-317	-413
Tax charge	161	513
PROFIT BEFORE TAX	4,122	2,793
Theoretical tax charge (33.80% in 2005, 35.37 % in 2004)	-1,393	- 988
Reconciliation:		
Permanent differences	123	147
Movements in unrecognised deferred tax assets	164	122
Variation in tax rates	-4	-
Tax deduction «Adene » (Brazil)	82	-
Tax deduction goodwill MJS (Brazil)	117	-
Tax deduction loan interest « Açominas » (Brazil)	56	-
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	71	35
Deferred tax assets related to tax losses carried forward	574	133
Tax credits and other taxes	49	38
EFFECTIVE TAX CHARGE	-161	-513

Permanent differences are primarily due to the following:

In EUR million	2005	2004
Depreciation	-8	-4
Goodwill and surplus amortisation	9	27
Result on disposal exempt from tax	80	110
Other charges and income, not deductible / not taxable	42	14
TOTAL	123	147

Deferred tax

Permanent differences are primarily due to the following:

Movements in deferred tax liabilities

In EUR million	2005	2004
Balance as at January 1	605	265
Expense (income) for the period	108	57
Deferred tax assets related to losses carried forward	-109	-
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	-71	-35
Effects of the variations in exchange rates, consolidation scope and reclassifications.	32	323
Deferred tax booked directly to shareholders' equity	6	-5
BALANCE AT 31 DECEMBER	571	605

Movements in deferred tax assets are analysed as follows:

Movements in deferred tax assets

In EUR million	2005	2004
Balance as at January 1	1,300	1,436
Income (expense) for the period	-116	-84
Deferred tax assets related to losses carried forward	456	133
Utilisation of deferred tax assets related to losses carried forward	-226	-175
Deferred tax asset adjustments relating to prior periods	-	-
Effects of the variations in exchange rates, consolidation scope and reclassifications	-60	-4
Deferred tax booked directly to shareholders' equity	-16	-6
BALANCE AT 31 DECEMBER	**1,347**	**1,300**

Origin of deferred tax assets and liabilities

	Assets		Liabilities		Net	
In EUR million	2005	2004	2005	2004	2005	2004
Intangible assets	9	6	-3	-2	6	4
Property, plant and equipment	261	287	-941	-710	-680	-423
Inventories	120	110	-27	-26	93	84
Financial instruments	36	32	-117	-32	-81	-
Other assets	267	56	-151	-76	116	-20
Provisions:	515	556	-147	-109	368	447
of which pensions	*205*	*271*	*-11*	*-6*	*194*	*265*
of which other social provisions	*157*	*148*	*-1*	*-2*	*156*	*146*
of which other provisions	*153*	*137*	*-135*	*-101*	*18*	*36*
Other liabilities	131	166	-111	-77	20	89
Tax losses carried forward	934	514	-	-	934	514
Deferred tax assets / (liabilities)	**2,273**	**1,727**	**- 1,497**	**- 1,032**	**776**	**695**
Deferred tax assets	-	-	-	-	1,347	1,300
Deferred tax liabilities	-	-	-	-	-571	-605
NET BALANCE	-	-	-	-	**776**	**695**

At 31 December 2005, the Group's carried forward tax losses have the following maturity:

In EUR million	2005	2004
2006	27	1
2007	41	6
2008	30	10
2009	26	-
2009 and beyond	-	418
2010 and beyond	273	-
No maturity date	5,833	4,840
TOTAL	**6,230**	**5,275**
Other tax credits (long-term depreciation)	**1,105**	**1,313**

Deferred tax assets not recognised by the Group apply to the following elements at 31 December 2005:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	6,230	2,106	934	1,172
Other tax credits (long term losses)	1,105	166	-	166
Property, plant and equipment	1,381	476	261	215
Other	3,381	1,142	1,078	64
TOTAL	-	3,890	2,273	1,617

Deferred tax assets not recognised by the Group apply to the following elements at 31 December 2004:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,275	1,817	514	1,303
Other tax credits (long term losses)	1,313	451	-	451
Property, plant and equipment	1,541	548	287	261
Other	2,945	1,020	926	94
TOTAL	-	3,836	1,727	2,109

Note 24 - Related party disclosure

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are booked at market prices.

24.1 - Loans and guarantees given

In EUR million	2005	2004
Loans (including short-term loans) to non-consolidated companies	55	42
Guarantees granted to non-consolidated companies	161	159

24.2 - Purchases and sales of goods and services

In EUR million	2005	2004
Sales	1,444	1,111
Purchases	758	500

24.3 - Remuneration of the Board of Directors and General Management

In EUR million	2005	2004
Board of Directors and General Management	8,9	8,3

Additional details on remuneration are provided in the Report of the Chairman of the Board of Directors on Corporate Governance and the internal control procedures of this Annual Report.

Note 25 - Financial instruments and derivatives

The Group uses financial instruments and derivatives to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights trading (starting 2005 for the latter risk category).

The Group manages the counter-party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction and underlying risk, limits and/or the characteristics of the counter-party. The Group does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Group's counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the ISDA type allowing netting in case of counter-party default).
The parent company centrally manages the risks of all the Group entities, with the exception of the North and South American companies. These entities manage their risks according to Group policy, and in agreement with the parent company.

Interest rate risk

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses or income, to hedge exchange risk related to loans and borrowings in foreign currencies and to manage the split between fixed and variable rate loans.
Interest rate exchange contracts ('swaps') allow the Group to borrow long-term at variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter-party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of variable rates against other variable rates.

FRAs ('forward rate agreements') and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in the rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are revalued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans.

At 31 December 2005, the Group does not own interest rate derivatives that are not qualified as hedging instruments according to IAS 39.

Exchange rate risk

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries.
Swaps might also be used to exchange a currency with another one, within the framework of exchange risk management.

The Group is mainly exposed to variations in value arising from exchange rate fluctuations on raw materials and energy supply as well as on freight.
The common practice of the Group is to invoice clients in their own currency.
The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets.

The general policy of the Group is to hedge exchange risks on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks.

In this context, the Group has set up macro-economic management for a part of its purchases (mainly for its future raw materials and associated consumptions [iron, ore, coal and freight]), enabling it to reprocess part or all of the related variations in value to shareholders' equity. This accounting treatment is allowed in order to account for cash flow hedges.

At 31 December 2005, exchange rate derivatives used by the Group and qualifying as cash flow hedges under IAS 39 give rise to a hedging reserve of EUR 115 million. This reserve is recorded in Group equity (2004: -).

The hedging reserve is presented as follows:

In EUR million	Gross revaluation	Deferred tax	Net revaluation
Exchange options	79	-27	52
Forward purchases USD	92	-29	63
TOTAL	171	-56	115

At 31 December 2005, the other derivative instruments employed in order to hedge exchange risks were recorded at market value; this resulted in a gain of EUR 82 million (2004: EUR -185 million).

Raw material risk

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Group is exposed to risks on raw materials and energy both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group qualify as effective hedging instruments according to IAS 39. At 31 December 2005, a hedging reserve of EUR -12 million (net of tax) is integrated into the Shareholder's equity of the Group (2004: EUR 28 million – net of tax).

At 31 December 2005 the reporting of other derivatives hedging raw materials and energy at market value in the balance sheet led to a profit of EUR 28 million (2004: EUR 0.8 million).

Emission rights

Pursuant to the coming into effect of the European Directive 2003/87/EC of 13 October 2003 establishing a scheme for emission allowance trading, the Group employs several types of derivatives (cash purchase/sale, forward transactions, options) in order to implement its management policy for associated risks.
At 31 December 2005 the reporting of other derivatives hedging emission rights at market value in the balance sheet led to a profit of EUR 0.1 million (2004: -).

Trading risk

If there are open positions, duly governed by limit tracking procedures (defined by the nature of the risk: autorised nominal amount, maximum level of loss/profit, fixed maturities), the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates, raw material and energy prices, as well as with emission rights. Open positions are not significant with respect to the volume of hedging operations dealt or the general rate risk.

Following up on risks

The types of instruments, the products and currencies which may be used, as well as the maximum risk exposure are determined at management level. Each risk is monitored, on a daily basis and intra-day basis, by a dedicated and independent team, who can report directly to the Audit Committee of the Group, if necessary. In 2005 and 2004, the net profit or loss on trading operations was not significant to the Group's results.

The portfolio of assets associated with derivative financial instruments at 31 December 2005 is as follows:

In EUR million	2005 Notional amount	2005 Market value	2005 Average rate *	2004 Notional amount	2004 Market value	2004 Average rate *
Interest rate instruments						
INTEREST RATE AND CURRENCY SWAPS						
- Fixed rate borrowings	-	-	-	-	-	-
- Fixed rate lendings	-	-	-	-	-	-
- Variable/variable	-	-	-	100	1	6.57 %
INTEREST RATE SWAPS - FIXED RATE BORROWINGS						
- EUR	-	-	-	-	-	-
- Foreign currency	254	3	2.74%	220	2	2.74 %
INTEREST RATE SWAPS - FIXED RATE LOANS						
- EUR	1,353	55	4.59%	1,400	72	4.72 %
- USD	356	3	5.51%	308	11	5.51 %
- Foreign currency	-	-	-	-	-	-
Interest rate swaps - variable/variable	115	-	2.94%	88	-	2.35 %
FRA contracts - purchases	1,050	2	2.24%	100	-	2.26 %
FRA contracts - sales	-	-	-	100	-	2.46 %
Cap purchases	-	-	-	-	-	-
Cap sales	-	-	-	-	-	-
Floor purchases	100	-	2.55%	-	-	-
Floor sales	200	-	2.70%	-	-	-
TOTAL ASSETS - NOTE 8	-	63	-	-	86	-
Exchange rate instruments						
Forward purchase of foreign currency	2,722	65	-	77	4	-
Forward sales of foreign currency	111	-	-	890	41	-
Exchange options - purchases	1,296	73	-	-	-	-
Exchange options - sales	1,875	34	-	-	-	-
TOTAL ASSETS - NOTE 11	-	172	-	-	45	-
Raw Materials						
Term contracts - sales	26	1	-	96	-13	-
Term contracts - purchases	242	61	-	401	65	-
Swaps using raw materials pricing index	1	1	-	9	0	-
Options - sales	62	2	-	236	-5	-
Options - purchases	120	29	-	179	1	-
TOTAL ASSETS - NOTE 11	-	94	-	-	48	-

(*) Average fixed rates are determined on the basis of the EUR and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The portfolio of liabilities associated with derivative financial instruments at 31 December 2005 is as follows:

In EUR million	2005 Notional amount	2005 Market value	2005 Average rate *	2004 Notional amount	2004 Market value	2004 Average rate *
Interest rate instruments						
INTEREST RATE SWAPS - FIXED RATE BORROWINGS						
- EUR	50	-	4.24%	50	- 2	4.24 %
- Foreign currency	-	-	-	-	-	-
FRA contracts - sales	1,000	-	2.52%	-	-	-
Cap purchases	200	-	2.70%	-	-	-
O.C.E.A.N.E. 2017 option	838	-168	4.22%	-	-	-
Long-term rates FRA contracts - purchases	-	-	-	190	- 12	4.53 %
TOTAL LIABILITIES - NOTE 16	-	-168	-	-	- 14	-
Exchange rate instruments						
Forward purchase of foreign currency	18	-2	-	1,583	- 118	-
Forward sale of foreign currency	1,870	-17	-	-	-	-
Exchange options - purchases	275	-2	-	1,975	- 22	-
Exchange options - sales	750	-11	-	1,675	- 45	-
TOTAL LIABILITIES - NOTES 20	-	-32	-	-	- 185	-
Raw materials						
Term contracts - sales	129	-26	-	-	-	-
Term contracts - purchases	57	-2	-	-	-	-
Swaps using raw materials pricing index	8	-6	-	-	-	-
Options - sales	205	-35	-	-	-	-
Options - purchases	86	-3	-	-	-	-
TOTAL LIABILITIES - NOTES 20	-	-72	-	-	-	-

(*) Average fixed rates are determined on the basis of the EUR and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The assets and liabilities associated with interest rate instruments are distributed according to the following maturity dates:

In EUR million	2005	2004
< 1 year	7	- 10
1 - 5 years	55	48
> 5 years	1	34
TOTAL	63	72
Assets associated with interest rate instruments	63	86
Liabilities associated with interest rate instruments	-	- 14
TOTAL	63	72

The exchange rate instruments are reported in the following currencies:

In EUR million	Purchased currencies USD	CAD	EUR	JPY	2005	2004
USD	-	-	16	-2	14	-9
EUR	127	8	-	-	135	-140
CAD	-	-	-9	-	-9	1
GBP	-	-	-	-	-	8
2005	127	8	7	-2	140	-
2004	-138	-	-3	1	-	-140

Raw material instruments concern the following underlying materials:

In EUR million	2005	2004
Base metals	14	46
Gas	-2	1
Petroleum	2	1
Electricity	8	-
TOTAL	22	48
Assets associated with raw material instruments	94	48
Liabilities associated with raw material instruments	-72	-
TOTAL	22	48

Hedging instruments concerning base metals (zinc, nickel, aluminium, pewter and copper) and petroleum are negotiated in USD, whereas instruments concerning gas and electricity are negotiated in GBP and in EUR.

Note 26 - Commitments given and received

Commitments detailed in this note do not include the commitments mentioned in note 25.

Commitments given

In EUR million	2005	2004
Personal guarantees on third-party financial loans and credit lines	133	106
Other personal guarantees	614	448
Property guarantees	684	394
Discounted bills (not yet at maturity)	266	29
Commitments to buy or dispose of fixed assets	896	1,013
Other commitments given	184	424
TOTAL COMMITMENTS GIVEN	2,777	2,414

Commitments received

In EUR million	2005	2004
Endorsements and guarantees received from non-consolidated companies	268	188
Other commitments received	191	129
TOTAL COMMITMENTS RECEIVED	459	317

Personal guarantees on third-party loans consist of personal guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and subsidiaries accounted for using the equity method.

Other personal guarantees include pledges, first claim guarantees, documentary credits, letters of credit and other similar letters.

Property guarantees mainly consist of mortgages for an amount of EUR 212 million (2004: EUR 279 million).

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and commitments undertaken within the framework of securitisation programs.

Furthermore, at 31 December, 2005 the Group has lines of credit available from financial institutions totalling over EUR 5,000 million. (2004: EUR 4,000 million).

Note 27 - Segment reporting

In accordance with both Group management and internal reporting guidelines, segment reporting information is disclosed by business activity and by geographical zones.

27.1 - Breakdown by activity

Sales between activities are calculated at market price. The operating result is shown after eliminations.

2005

Figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Elimi-nations	Total
Income statement							
Revenue	18,060	6,618	4,028	8,656	1,961	-6,712	-
Inter-sector sales	-3,849	-1,146	-84	-973	-660	6,712	-
TOTAL	**14,211**	**5,472**	**3,944**	**7,683**	**1,301**		**32,611**
Gross operating profit	3,634	1,371	173	328	132	3	5,641
Depreciation	-842	-277	-124	-84	-44	-	-1,371
Write-down	-20	-1	44	-	54	-	77
Operating profit (before goodwill)	**2,772**	**1,093**	93	244	**142**	3	**4,347**
Goodwill	1	18	-	10	-	-	29
Operating profit	2,773	1,111	93	254	142	3	4,376
Share of results in companies accounted for using the equity method	58	14	47	30	168	-	317
Balance sheet							
Segment assets	18,359	5,578	4,171	3,707	9,578	-9,713	31,680
Property, plant and equipment	*8,341*	*2,632*	*1,877*	*542*	*375*	-	*13,767*
Investments in companies accounted for using the equity method	**391**	**203**	**7**	**245**	**632**	-	**1,478**
Unallocated assets							2,758
TOTAL CONSOLIDATED ASSETS	**18,750**	**5,781**	**4,178**	**3,952**	**10,210**	**-9,713**	**35,916**
Segment liabilities	6,734	1,689	1,516	1,736	3,096	-3,023	11,748
Unallocated liabilities	-	-	-	-	-	-	6,535
TOTAL CONSOLIDATED LIABILITIES	**6,734**	**1,689**	**1,516**	**1,736**	**3,096**	**-3,023**	**18,283**
ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	**1,412**	**334**	**183**	**88**	**53**	-	**2,070**
Other information							
Number of employees (average)	47,112	20,248	13,908	11,207	5,220	-	97,695

■ 2004

Figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Elimi-nations	Total
Income statement							
Revenue	16,139	6,221	4,577	8,267	1,081	- 6,109	30,176
Inter-sector sales	- 3,480	- 1,096	- 84	- 814	- 635	6,109	-
TOTAL	**12,659**	**5,125**	**4,493**	**7,453**	**446**	**-**	**30,176**
Gross operating profit	2,368	1,289	268	516	20	-	4,461
Depreciation	- 667	- 249	- 123	- 105	- 36	-	- 1,180
Impairment charges	- 3	- 1	- 18	- 13	- 10	-	- 45
Operating profit (before goodwill)	1,698	1,039	127	398	- 26	-	3,236
Goodwill	37	41	-	-	-	-	78
Operating profit	1,735	1,080	127	398	- 26	-	3,314
Share of results in companies accounted for using the equity method	212	52	32	14	103	-	413
Balance sheet							
Segment assets	15,445	5,401	3,156	3,729	8,072	- 8,427	27,376
Property, plant and equipment	*7,374*	*2,239*	*904*	*514*	*199*	*-*	*11,230*
Investments in companies accounted for using the equity method	492	169	153	38	514	-	1,366
Unallocated assets	-	-	-	-	-	-	2,496
TOTAL CONSOLIDATED ASSETS	**15,937**	**5,570**	**3,309**	**3,767**	**8,586**	**- 8,427**	**31,238**
Segment liabilities	6,592	1,867	1,679	1,807	1,721	- 1,925	11,741
Unallocated liabilities	-	-	-	-	-	-	7,270
TOTAL CONSOLIDATED LIABILITIES	**6,592**	**1,867**	**1,679**	**1,807**	**1,721**	**- 1,925**	**19,011**
Acquisitions of tangible and intangible fixed assets	738	416	151	79	40	-	1,424
Other information							
Number of employees (average)	48,825	20,364	12,055	11,586	2,999	-	95,829

27.2 - Geographical breakdown

■ 2005

Figures in EUR million, except for the number of employees	European Union (UE 25)	North America *	South America	Other	Total
Revenue	23,228	2,955	3,530	2,898	32,611
Segment assets	22,684	685	8,178	133	31,680
Property, plant and equipment	8,188	67	5,499	13	13,767
Gross operating result	3,895	68	1,659	19	5 641
Operating result	3,001	55	1,303	17	4,376
Acquisition of property, plant and equipment, and intangible assets	1,145	15	910	-	2,070
Number of employees (average)	76,221	1,118	20,018	338	97,695

(*) North America, including Mexico

■ 2004

Figures in EUR million, except for the number of employees	European Union (UE 25)	North America *	South America	Other	Total
Revenue	23,377	2,308	2,146	2,345	30,176
Segment assets	21,866	539	4,851	120	27,376
Property, plant and equipment	7,840	55	3,323	12	11,230
Gross operating result	3,461	90	897	13	4,401
Operating result	2,428	71	809	6	3,314
Acquisition of property, plant and equipment, and intangible assets	1,153	13	256	2	1,424
Number of employees (average)	79,344	1,414	14,770	301	95,829

(*) North America, including Mexico

Note 28 - Post-balance sheet events

Arcelor and the Canadian Group Dofasco announced on 21 February 2006 that 69,563,143 common shares of Dofasco (representing 88.38% of the Dofasco common shares outstanding on a fully-diluted basis) were deposited to Arcelor's offer to acquire all of the outstanding common shares of Dofasco for CAD$ 71.00 in cash per Dofasco common share by the expiry time of the offer on 20 February 2006.

In order to provide Dofasco shareholders who have not yet accepted the offer with more time to do so, Arcelor has extended the expiry time of the offer to 7 March 2006. On this date, the shareholders of Dofasco, owning 77,530,766 Dofasco common shares, representing 98.5% of Dofasco common shares outstanding, accepted Arcelor's offer.

On 24 February 2006, Chinese steelmaker Laiwu Steel Group agreed to sell to Arcelor a 38.41% stake in Laiwu Steel Corporation, a listed subsidiary of Laiwu Steel Group, Ltd.

Under the terms of the share purchase agreement, Arcelor will acquire 354,236,546 legal person shares from Laiwu Steel Group, Ltd at a price of RMB 5.888 per share for a total consideration of RMB 2,085,760,530.86. The all cash consideration is subject to adjustments based on the net asset value at a date close to the closing of the transaction.

On 3 March 2006, Arcelor, the "Société Nationale d'Investissement" (SNI, Morocco) and the reference shareholders of Sonasid (MAMDA, MCMA, Axa Assurances Maroc, RMA Watanya, CIMR and Attijariwalabarik) contracted a strategic partnership agreement designed for the development of Sonasid (Société Nationale de Sidérurgie) and allowing for Arcelor, SNI and the reference shareholders to combine their investments in Sonasid's capital under certain conditions, by transferring their securities to a holding company, created for this purpose, at a price of MAD 1,350 per share. At the end of this stage, the holding company will own 64.86% of Sonasid's capital.

On 10 March 2006, Arcelor announced the formation of an exclusive agreement with Schmolz+Bickenbach concerning the 100% disposal of its subsidiary Ugitech, a long - stainless steel producer.

Note 29 - Emission rights

For the year 2005, the total volume of the rights allocated to the Group is 57.3 million tonnes. Emission volumes rose to 51 million tonnes at 31 December 2005.

3.9 million tonnes out of the 6,3 million surplus of available rights were sold on the market in the second half-year 2005, for a total amount of EUR 85 million. This surplus is partially linked to the closing of a certain number of continental factory sites and, on a more general note, to the voluntary reduction in production volumes during the year.

Note 30 - Simplified Group organisation chart

Arcelor

Flat Carbon Steel

- Arcelor Atlantique & Lorraine, France, FC 100.00% (100.00)
- Sollac Méditerranée, France, FC 100.00% (100.00)
- SIDMAR, Belgium, FC 100.00% (99.82)
- STAHLwerke Bremen, Germany, FC 100.00% (99.88)
- Cockerill Sambre, Belgium, FC 100.00% (100.00)
- Eko Stahl, Germany, FC 100.00% (100.00)
- Aceralia Corp. Siderurgica, Spain, FC 99.72% (99.72)
- Aceria Compacta Biskaia, Spain, FC 80.00% (79.78)
- Arcelor Packaging International, France, FC 100.00% (100.00)
- CST, Brazil, FC 100.00% (66.60)
- Vega do Sul, Brazil, FC 100.00% (66.60)

Long Carbon Steel

- ProfilARBED, Luxembourg, FC 100.00% (99.82)
- Stahlwerk Thüringen, Germany, FC 100.00% (99.98)
- Travi e Profilati, Italy, FC 100.00% (100.00)
- Aceralia Perfiles, Spain, FC 100.00% (99.72)
- LME (Lam. March. Europ.), France, EQ 34.00% (27.10)
- Belgo-Siderurgia, Brazil, FC 100.00% (66.60)
- Acindar, Argentina, FC 73.17% (48.73)
- TrefilARBED, Luxembourg, FC 100.00% (99.82)
- Arcelor Huta W.Sp.z.o.o., Poland, FC 100.00% (100.00)

Stainless Steel and Alloys

- Ugine & Alz Belgium, Belgium, FC 100.00% (99.82)
- Ugine & Alz France, France, FC 100.00% (100.00)
- Ugine & Alz Carinox, Belgium, FC 100.00% (99.99)
- Acesita, Brazil, FC 40.12% (40.12) (Voting capital 76.20%)
- Ugitech, France, FC 100.00% (100.00)
- Imphy Alloys, France, FC 100.00% (100.00)
- Imphy Ugine Précision, France, FC 100.00% (100.00)
- Meusienne de Construction, France, FC 100.00% (100.00)

Arcelor Steel Solutions and Services (A3S)

- Arcelor Négoce Distribution, France, FC 100.00% (100.00)
- PUM Service Acier, France, FC 100.00% (100.00)
- Arcelor International, Luxembourg, FC 100.00% (99.82)
- Arcelor Construction, France, FC 100.00% (100.00)
- Arcelor Projects, Luxembourg, FC 100.00% (99.82)
- Aceralia Transformados, Spain, FC 100.00% (99.72)
- Laminados Velasco, Spain, FC 100.00% (99.72)

Other activities

- ARBED, Luxembourg, FC 99.82% (99.82)
- Usinor, France, FC 100.00% (100.00)
- Arcelor Brasil, Brazil, FC 66.60% (66.60)
- Arcelor Finance, Luxembourg, FC 100.00% (99.82)
- Paul Wurth, Luxembourg, IFC 48.10% (48.01)
- Circuit Foil, Luxembourg, FC 89.98% (89.82)
- DHS, Germany, EQ 51.25% (51.25)
- Industeel Belgium, Belgium, FC 100.00% (100.00)
- Industeel France, France, FC 100.00% (100.00)

- Percentage of shareholdings in % and consolidation rates in ()
- Consolidation method: FC (fully consolidated), EQ (equity method)
Note: The Industeel activity has been transferred from Stainless Steel to Other activities.

Note 31 - Listing of Group companies at 31 December 2005

- Consolidation scope:
  371 companies fully consolidated (in addition to Arcelor S.A.)
  186 companies consolidated using the equity method

Company name	Consolidation method	Country	Percentage of capital held control (%)
Flat Carbon Steel sector			
ACB subgroup comprising the following entities:			
- Acería Compacta de Bizkaia SA, Sestao	Full consolidation	Spain	80.004286
- Acb, Acr Decapado Aie, Sestao	Full consolidation	Spain	100.000000
ACERALIA Corporación Siderúrgica SA, Gozón	Full consolidation	Spain	99.589962
Aceros URS SA, Viladecans	Equity method	Spain	45.024739
Arcelor Atlantique et Lorraine Sas, Puteaux	Full consolidation	France	100.000000
Arcelor España SA, Madrid	Full consolidation	Spain	100.000000
Arcelor FCS Commercial SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor FCS Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor Packaging International SA, Puteaux	Full consolidation	France	99.999801
Arcelor Packaging International España SL, Gozón	Full consolidation	Spain	100.000000
Arcelor Packaging International Italia Srl, Canossa	Full consolidation	Italy	100.000000
Arcelor Planos Sagunto SL, Valencia	Full consolidation	Spain	99.999999
Arcelor Research SA, Puteaux	Full consolidation	France	99.779149
Borcelik Celik Sanyii Ticaret AS, Istanbul	Equity method	Turkey	40.466215
Bregal Bremer Galvanisierungs-GmbH, Bremen	Full consolidation	Germany	75.050000
Bre.M.A Warmwalz GmbH & Co KG, Bremen	Full consolidation	Germany	88.888889
Cia Hispano-Brasileira de Pelotizacao SA, Vitoria	Equity method	Brazil	49.111101
Cockerill Sambre SA, Seraing	Full consolidation	Belgium	100.000000
Coils Lamiere Nastri Spa, Caselette, subgroup comprising 20 entities	Equity method	Italy	35.000000
Comercial de Hojalata y Metales SA, San Adrian	Equity method	Spain	22.999561
Cortes y Aplanados Siderúrgicos SA, Barcelona	Full consolidation	Spain	100.000000
CST subgroup comprising the following entities:			
- Companhia Siderúrgica de Tubarão SA (CST), Serra	Full consolidation	Brazil	100.000000
- CST Corporation BV, Amsterdam	Full consolidation	Netherlands	100.000000
- CST Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
- Skadden Consultadoria e Servicos Lda, Funchal Madeira	Full consolidation	Portugal	100.000000
Daval Sas, Puteaux	Full consolidation	France	100.000000
Decosteel NV, Geel	Full consolidation	Belgium	100.000000
Dermach SA, Madrid	Full consolidation	Spain	100.000000
Eko Stahl GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eurogal Scrl, Flémalle	Full consolidation	Belgium	99.999999
Ewald Giebel-Luxemburg GmbH, Dudelange	Equity method	Luxembourg	33.333333
Ferramentas e Accessorios Industriais Lda, Agueda	Equity method	Portugal	39.999864
Galtec NV, Gent	Full consolidation	Belgium	100.000000
Galvalange Sàrl, Dudelange	Full consolidation	Luxembourg	100.000000
Gestamp Automocion SL, Abadiano subgroup comprising 58 entities	Equity method	Spain	34.999996
La Magona subgroup comprising the following entities :			
- La Magona d'Italia Spa, Firenze	Full consolidation	Italy	99.791940
- Magona International SA, Luxembourg	Full consolidation	Luxembourg	99.990000
- Societa Mezzi Portuali Piombino Spa, Piombino	Equity method	Italy	50.000000
- Tubisud Srl, Luogosano	Full consolidation	Italy	100.000000
Metalúrgica Asturiana SA, Mieres	Full consolidation	Spain	100.000000

Consolidation scope (next)

Company name	Consolidation method	Country	Percentage of capital held control (%)
R.Bourgeois SA, Besançon	Equity method	France	29.996667
Siderúrgica del Mediterráneo SA, Puerto Sagunto	Full consolidation	Spain	100.000000
Sidmar NV, Gent	Full consolidation	Belgium	100.000000
Sidstahl NV, Gent	Full consolidation	Belgium	100.000000
Sikel NV, Genk	Full consolidation	Belgium	100.000000
Sol Coqueria Tubarão SA, Serra	Full consolidation	Brazil	99.000000
Solcan Fininvest subgroup comprising the following entities:			
- Solcan Fininvest Inc., Burlinton	Full consolidation	Canada	100.000000
- Dosol Galva Inc., Hamilton	Equity method	Canada	20.000000
Sollac Ambalaj Celigi Sanayi ve Ticaret AS, Levent-Istanbul	Full consolidation	Turkey	74.999931
Sollac Atlantique SA, Puteaux	Full consolidation	France	99.999900
Sollac Lorraine SA, Puteaux	Full consolidation	France	99.999832
Sollac Méditerranée Sas, Puteaux	Full consolidation	France	100.000000
Stahlwerke Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailor Steel America Llc, New York	Full consolidation	United States	70.602704
Tailored Blank Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailored Blank Eisenhüttenstadt GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Tailored Blank Genk NV, Genk	Full consolidation	Belgium	100.000000
Tailored Blank Liège SA, Liège	Full consolidation	Belgium	100.000000
Tailored Blank Lorraine SA, Uckange	Full consolidation	France	99.984252
Tailored Blank Zaragoza SA, Pedrola	Full consolidation	Spain	100.000000
Toleries Delloye-Matthieu SA, Marchin	Full consolidation	Belgium	100.000000
Usinor Auto SA, Puteaux	Full consolidation	France	99.969510
Vega do Sul SA, São Francisco do Sul	Full consolidation	Brazil	99.999996
Long Carbon Steel Sector			
Arbed-Finanz Deutschland GmbH, Saarbrücken	Full consolidation	Germany	100.000000
Arcelor Alambron Zumárraga SA, Zumárraga	Full consolidation	Spain	100.000000
Arcelor Barras Comercial SL, Azpeitia	Full consolidation	Spain	100.000000
Arcelor Huta L.W. Spzoo, Warszawa	Full consolidation	Poland	99.999487
Arcelor Laminados Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
Arcelor Perfiles subgroup comprising the following entities:			
- Arcelor Perfiles SL, Madrid	Full consolidation	Spain	100.000000
- Aceralia Perfiles U.K. Ltd, Rayleigh	Full consolidation	United Kingdom	100.000000
- Aceralia Redondos Comercial SA, Azpeitia	Full consolidation	Spain	100.000000
- Arcelor Long Commercial Bordeaux SA, Merignac	Full consolidation	France	97.800000
- Arcelor Long Commercial Torino Srl, Torino	Full consolidation	Italy	100.000000
- Arcelor Perfiles Bergara SA, Bergara	Full consolidation	Spain	100.000000
- Arcelor Perfiles Madrid SL, Madrid	Full consolidation	Spain	100.000000
- Arcelor Perfiles Olaberria SL, Olaberria	Full consolidation	Spain	100.000000
- Aristrain Hispano Trade GmbH, Düsseldorf	Full consolidation	Germany	100.000000
- Fercome Trading SL, Valencia	Full consolidation	Spain	100.000000
- Ilsacer 2000 SL, Zaragoza	Equity method	Spain	50.000000
- Kramer and Sons Trading Co, Detroit	Equity method	United States	50.000000
- Servicios Complementarios del Norte SL, Bilbao	Equity method	Spain	49.000000
- Sobrinos De Manuel Cámara SA, Renteria	Equity method	Spain	50.000000
- Triturados Férricos SL, Madrid	Equity method	Spain	33.300000
Arcelor Rails, Piles & Special Sections Sàrl, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Arcelor Sections Commercial SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Ares SA, Rodange	Full consolidation	Luxembourg	80.467895

Company name	Consolidation method	Country	Percentage of capital held control (%)
Asbm Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Belgo-Mineira subgroup comprising the following entities:			
- Belgo Siderurgia SA, Belo Horizonte	Full consolidation	Brazil	99.999816
- Belgo Bekaert Arames Ltda, Contagem	Full consolidation	Brazil	55.000000
- Bemex International Ltd, Hamilton	Full consolidation	Bermuda	100.000000
- Belgo Bekaert Nordeste SA, Feira de Santana	Full consolidation	Brazil	99.031811
- Belgo-Mineira Uruguay SA, Montevideo	Full consolidation	Uruguay	100.000000
- BelgoPar Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Bmb Belgo-Mineira Bekaert Artefatos de Arame Ltda, Vespasiano	Full consolidation	Brazil	55.499970
- Bmf Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Caf Santa Bárbara Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Cimaf Cabos SA, Osasco	Equity method	Brazil	50.000000
- Procables SA, Lima	Equity method	Peru	47.739239
- Productos de Acero SA, Santiago	Equity method	Chile	50.000000
- Wire Rope Industries SA, Montréal	Equity method	Canada	50.000000
- Acindar subgroup comprising the following entities:			
- Acindar Industria Argentina de Aceros SA, Buenos Aires	Full consolidation	Argentina	73.165461
- Acindar do Brasil Ltda, São Paulo	Full consolidation	Brazil	99.999999
- Acindar Pymes SA, Buenos Aires	Equity method	Argentina	50.000000
- Acindar Uruguay Indústria Argentina de Aceros SA, Montevideo	Full consolidation	Uruguay	100.000000
- Agrinsa - Agro Industrial SA, La Rioja	Full consolidation	Argentina	100.000000
- Comercial Bagual Ltda, Santiago	Full consolidation	Chile	100.000000
- Eco Oil SA, Buenos Aires	Equity method	Argentina	16.666667
- Elmec SA, Buenos Aires	Full consolidation	Argentina	99.999950
- I.P.H. Saicf, Buenos Aires	Equity method	Argentina	32.999950
- Impeco SA, San Luis	Full consolidation	Argentina	99.999898
- Performa SA, Buenos Aires	Full consolidation	Argentina	100.000000
Belgo-Mineira Participacão Indústria e Comércio SA, Belo Horizonte	Full consolidation	Brazil	100.000000
LME Laminés Marchands Européens SA, Trith Saint Léger, subgroup comprising 3 entities	Equity method	France	33.999260
MecanArbed Dommeldange Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl & Cie Secs, Luxembourg	Full consolidation	Luxembourg	100.000000
ProfilArbed SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Redalsa SA, Valladolid	Equity method	Spain	26.000000
San zeno acciai - Duferco Spa, San Zeno Naviglio	Equity method	Italy	49.900001
Socabel (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Socadi (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Société du Train Universel de Longwy SA, Herserange	Full consolidation	France	99.999993
Stahlwerk Thüringen GmbH, Unterwellenborn	Full consolidation	Germany	100.000000
Travi e Profilati di Pallanzeno Spa, Pallanzeno	Full consolidation	Italy	100.000000
TrefilArbed Arkansas Inc, Pine Bluff	Full consolidation	United States	62.962963
TrefilArbed Bettembourg SA, Dudelange	Full consolidation	Luxembourg	100.000000
TrefilArbed Bissen SA, Bissen	Full consolidation	Luxembourg	100.000000
TrefilArbed Cheb Sro, Jesenice u Chebu	Full consolidation	Czech Republic	100.000000
TrefilArbed Hungary Kft, Szentgotthárd	Full consolidation	Hungary	100.000000
TrefilArbed Kiswire Ltd, Kyung-Nam	Equity method	South Korea	50.000000
TrefilArbed Stahlcord Austria AG, Fürstenfeld	Full consolidation	Austria	96.502722
Usina Hidrelétrica Guilman-Amorim SA, Belo Horizonte	Equity method	Brazil	51.000000

Consolidation scope (next)

Company name	Consolidation method	Country	Percentage of capital held control (%)
Stainless Steel Sector			
Acesita subgroup comprising the following entities:			
- Acesita SA, Belo Horizonte	Full consolidation	Brazil	76.200000
- Acesita Argentina SA, Buenos Aires	Full consolidation	Argentina	98.000000
- Acesita Centros de Serviços Ltda, Timóteo	Full consolidation	Brazil	100.000000
- Acesita Energética Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Acesita Export and Trade Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
- Acesita International Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
- Acesita Serviços Com. Ind. e Part. Ltda, Timóteo	Full consolidation	Brazil	100.000000
- AP Participacoes SA, Belo Horizonte	Full consolidation	Brazil	100.000000
- Inox Tubos Part. SA, Ribeirão Pires	Equity method	Brazil	43.850000
- Preservar Madeira Reflorestada Ltda, Ipatinga	Equity method	Brazil	50.000000
- Stainless Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	(SPE)
AL-Fin NV, Genk	Full consolidation	Belgium	99.996377
Alinox Srl, Milano	Full consolidation	Italy	100.000000
Arcelor Stainless International SA, Puteaux	Full consolidation	France	99.997909
Arcelor Stainless Processing Llc, New York	Full consolidation	United States	100.000000
Arcelor Stainless USA Llc, New York	Full consolidation	United States	100.000000
Haven Genk NV, Genk	Full consolidation	Belgium	50.000000
Imphy Alloys SA, Puteaux	Full consolidation	France	99.999829
Imphy Alloys subgroup comprising the following entities:			
- Imphy Alloys Nevada Inc., New York	Full consolidation	United States	100.000000
- Hood and Company Inc., Hamburg	Full consolidation	United States	100.000000
- Metalimphy Precision Alloys Inc., Collegeville	Full consolidation	United States	100.000000
- Rahns Specialty Metals Inc., Collegeville	Full consolidation	United States	100.000000
Imphy Mill Sas, Puteaux	Full consolidation	France	100.000000
Imphy Ugine Précision SA, Puteaux	Full consolidation	France	99.999916
Longtain Aciers Spéciaux et Inoxydables SA, Strepy-Bracquegnies	Full consolidation	Belgium	100.000000
Matthey et Cie SA, Apples	Full consolidation	Switzerland	100.000000
Matthey France Sas, Ancerville	Full consolidation	France	100.000000
Matthey Holding SA, Apples	Full consolidation	Switzerland	100.000000
Matthey Sro, Praha	Full consolidation	Czech Republic	100.000000
Mecagis Snc, Puteaux	Full consolidation	France	100.000000
Meusienne Italia Srl, Milano	Full consolidation	Italy	100.000000
RCC & Weha subgroup comprising the following entities:			
- RCC & Weha GmbH, Erkrath	Full consolidation	Germany	100.000000
- Ugine & Alz Deutschland GmbH, Erkrath	Full consolidation	Germany	100.000000
Société Meusienne de Constructions Mécaniques SA, Ancerville	Full consolidation	France	99.910716
Société Savoisienne de Métaux Sas, Annecy	Full consolidation	France	100.000000
Sprint Metal Edelstahlziehereien GmbH, Hemer	Full consolidation	Germany	100.000000
Trafilerie Bedini Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Ugine & Alz SA, Puteaux	Full consolidation	France	99.851852
Ugine & Alz Belgium NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Benelux Service NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Carinox SA, Châtelet	Full consolidation	Belgium	100.000000
Ugine & Alz France SA, Puteaux	Full consolidation	France	99.999978
Ugine & Alz France Service Sas, Gonesse	Full consolidation	France	100.000000
Ugine & Alz Iberica SL, Viladecans	Full consolidation	Spain	99.999480
Ugine & Alz Italia Srl, Milano	Full consolidation	Italy	100.000000
Ugine & Alz Luxembourg SA, Rodange	Full consolidation	Luxembourg	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Ugine Savoie Rostfrei GmbH, Renningen	Full consolidation	Germany	100.000000
Ugine Stainless & Alloys Inc., Doylestown	Full consolidation	United States	100.000000
Uginox Sanayi ve Ticaret AS, Gebze Kocaeli	Full consolidation	Turkey	65.000000
Ugitech SA, Ugine	Full consolidation	France	99.999948
Usi Holding Inc., New York	Full consolidation	United States	100.000000
Arcelor Steel Solutions and Services (A3S)			
Aceralia Construcción Obras SL, Pamplona	Full consolidation	Spain	100.000000
Aceralia Distribucion subgroup comprising the following entities:			
- Aceralia Distribución SL, Basauri	Full consolidation	Spain	100.000000
- Arcelor Distribuçao Portugal Spq, Ribatejo	Full consolidation	Portugal	100.000000
- Arcelor Distribución Barcelona SL, Parets del Valles	Full consolidation	Spain	100.000000
- Arcelor Distribución Valencia SL, Valencia	Full consolidation	Spain	100.000000
- Perfiles Especiales SA, Pamplona	Equity method	Spain	100.000000
Aceralia Transformados subgroup comprising the following entities:			
- Aceralia Transformados SA, Mutilva Alta	Full consolidation	Spain	100.000000
- Aceralia Color Acero SL, Mutilva Alta	Full consolidation	Spain	100.000000
Arbed Americas subgroup comprising the following entities:			
- Arbed Americas Llc, New York	Full consolidation	United States	100.000000
- Arcelor Internacional México SA, Tlalnepantla	Equity method	Mexico	100.000000
Arcelor Bauteile GmbH, Kreuztal-Eichen	Full consolidation	Germany	100.000000
Arcelor Construcción España subgroup comprising the following entities:			
- Arcelor Construcción España SL, Berrioplano	Full consolidation	Spain	100.000000
- Ach Paneles AIE, Azuqueca de Henares	Equity method	Spain	40.000000
Arcelor Construction France SA, Rueil Malmaison	Full consolidation	France	99.999059
Arcelor Distribution GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Distribution Sas, Reims	Full consolidation	France	100.000000
Arcelor International SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International America Llc, New York	Full consolidation	United States	99.980004
Arcelor International Antwerp SA, Antwerpen	Full consolidation	Belgium	99.900000
Arcelor International Canada Inc., Burlington	Full consolidation	Canada	100.000000
Arcelor International Export SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International Singapore subgroup comprising the following entities:			
- Arcelor International Singapore Plc, Singapore	Full consolidation	Singapore	100.000000
- Arcelor International Malaysia Sdn. Bhd., Kuala Lumpur	Full consolidation	Malaysia	100.000000
Arcelor Projects Spiral Mill subgroup comprising the following entities:			
- Arcelor Projects Spiral Mill BV, Heijningen	Full consolidation	Netherlands	100.000000
- Byard Netherlands BV, Heijningen	Full consolidation	Netherlands	100.000000
- De Boer Spiral Mill BV, Heijningen	Full consolidation	Netherlands	100.000000
- De Boer Spiral Mill Vof, Heijningen	Full consolidation	Netherlands	100.000000
Arcelor Profil Sas, Yutz	Full consolidation	France	100.000000
Arcelor Projects BV, Moerdijk	Full consolidation	Netherlands	100.000000
Arcelor Projects NV, Overpelt	Full consolidation	Belgium	100.000000
Arcelor Projects Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Projects International BV, Rotterdam	Full consolidation	Netherlands	100.000000
Arcelor Stal Serwis Polska Spzoo, Bytom	Full consolidation	Poland	100.000000
Arcelor Stahlhandel GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Steel Service Centres Sas, Saint Ouen l'Aumone	Full consolidation	France	100.000000
Ask Mac Gowan Ltd, Halesowen	Full consolidation	United Kingdom	90.000000

Consolidation scope (next)

Company name	Consolidation method	Country	Percentage of capital held control (%)
Asturiana de Perfiles SA, Langreo	Full consolidation	Spain	97.481081
Avis Steel UK Ltd, Manchester	Full consolidation	United Kingdom	92.500000
Baechler Sas, Thionville	Full consolidation	France	100.000000
Berton Sicard Produits Métallurgiques Sas, Avignon	Full consolidation	France	100.000000
C.S.T.R. Sas, Reims	Full consolidation	France	100.000000
Chaillous Sas, Nantes	Full consolidation	France	100.000000
Cima Sas, Bertrichamps	Full consolidation	France	100.000000
Cisatol SA, Montataire	Full consolidation	France	99.999603
Cockerill Stahl Service GmbH, Essen	Full consolidation	Germany	100.000000
Cofrastra SA, Fribourg	Full consolidation	Switzerland	100.000000
Color Profil NV, Geel	Full consolidation	Belgium	100.000000
Comptoir Métallurgique du Littoral Sas, Nice	Full consolidation	France	100.000000
D.T.T. Purchasing Sas, Reims	Full consolidation	France	100.000000
Dikema & Chabot Holding BV, Rotterdam	Full consolidation	Netherlands	100.000000
Dikema Staal Nederland BV, Rotterdam	Full consolidation	Netherlands	100.000000
Disteel NV, Machelen	Full consolidation	Belgium	100.000000
Disteel Cold NV, Machelen	Full consolidation	Belgium	100.000000
Etablissement Alfred André Sas, Harfleur	Full consolidation	France	100.000000
Etablissements Jean Letierce et Cie Sas, Bolbec	Full consolidation	France	100.000000
Etilam SA, Saint Dizier	Full consolidation	France	99.989231
Eucosider Commercial SA, Pétange	Full consolidation	Luxembourg	100.000000
Eurinter France Sas, Reims	Full consolidation	France	100.000000
Eurinter Svenska AB, Karlstad	Full consolidation	Sweden	100.000000
Europerfil SA, L'hospitalet	Equity method	Spain	50.000000
Europese Staal Prefabricatie NV, Geel	Full consolidation	Belgium	100.000000
Fermatec Sas, Nimes	Full consolidation	France	100.000000
Ferrometalli-Safem Spa, Milano	Full consolidation	Italy	98.397895
Flachform Stahl GmbH, Schwerte	Full consolidation	Germany	100.000000
Galva Service Sas, Bazeilles	Full consolidation	France	99.998383
Gonvarri Industrial SA, Madrid, subgroup comprising 18 entities	Equity method	Spain	29.850431
Jean Guille SA, Yutz	Full consolidation	France	49.995000
Haironville Austria GmbH, Neuhofen	Full consolidation	Austria	99.997500
Haironville Metal Profil SA, Herstal	Full consolidation	Belgium	100.000000
Haironville Portugal SA, Cartaxo	Full consolidation	Portugal	99.988462
Haironville Tac Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Haironville UK Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Heller + Köster Stahlhandel GmbH, Olpe	Full consolidation	Germany	100.000000
Holding Gonvarri Srl, Bilbao	Equity method	Spain	35.000140
Konti Steel Hellas AE, Marousi	Full consolidation	Greece	100.000000
Laminados Velasco subgroup comprising the following entities:			
- Laminados Velasco SL, Basauri	Full consolidation	Spain	100.000000
- Arcelor Distrubución Baleares SL, Palma de Mallorca	Full consolidation	Spain	100.000000
- Arcelor Distribución Murcia SA, San Ginés	Full consolidation	Spain	100.000000
- Arcelor Distribución Valencia SL, Valencia	Full consolidation	Spain	100.000000
- Arcelor Distribución Valladolid SA, Valladolid	Full consolidation	Spain	100.000000
- Arcelor Distribución Vigo SA, Porriño	Full consolidation	Spain	100.000000
- Auxiliar Laminadora Alavesa SA, Olaeta	Full consolidation	Spain	100.000000
- Calibrados Pradera SA, Miravalles	Equity method	Spain	50.000000
- Cántabra de Laminados Velasco SA, Santander	Full consolidation	Spain	100.000000
- Castellana de Laminados Velasco SA, Burgos	Full consolidation	Spain	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Elaborados y Construcción SA, Getafe	Full consolidation	Spain	100.000000
Ferronía SA, Hernani	Full consolidation	Spain	100.000000
Grupo Velasco Desarrollo SL, Basauri	Full consolidation	Spain	100.000000
Industrias Zarra SA, Galdacano	Equity method	Spain	25.000000
Laminados Canarias SA, Telde	Full consolidation	Spain	100.000000
Laminados Comavesa SA, Basauri	Full consolidation	Spain	100.000000
Laminados Gonvelsa SL, Lugo de Llanera	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Arbizu SA, Arbizu	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Duero SA, Basauri	Full consolidation	Spain	90.000000
Laminados Siderúrgicos La Coruña SA, Arteixo	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Miranda SA, Miranda de Ebro	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Orense SA, San Ciprian de Viñas	Full consolidation	Spain	90.000000
Laminados Siderúrgicos Sevilla SA, Alcalá de Guadaira	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Toledo SA, Villaluenga de la Sagra	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Vitoria SA, Vitoria	Full consolidation	Spain	100.000000
SA Productos Empresas Metalúrgicas, Salvatierra	Full consolidation	Spain	100.000000
Servicio del Acero SA, Basauri	Full consolidation	Spain	100.000000
Tremad SA, Icazteguieta	Full consolidation	Spain	100.000000
Tubos y Decapados SA, Basauri	Full consolidation	Spain	100.000000
Lardier et compagnie Sas, Blois	Full consolidation	France	100.000000
Laserflash SA, Eupen	Full consolidation	Belgium	100.000000
Lille Aciers Sas, Lomme	Full consolidation	France	100.000000
Megaço Ima Comercio Siderúrgico Spq, Palmela	Equity method	Portugal	38.666500
Mirouze Novacier Sas, Tournefeuille	Full consolidation	France	100.000000
Mosacier SA, Liège	Full consolidation	Belgium	100.000000
Parements Métalliques d'Architecture SA, Cerons	Full consolidation	France	99.988000
Perry Willenhall Steel Service Centres Ltd, Willenhall	Full consolidation	United Kingdom	100.000000
Plaques et Découpes France SA, Reims	Full consolidation	France	99.998933
Produits d'Usines Métallurgiques Pum-Station Service Acier SA, Reims	Full consolidation	France	99.983629
Produits Métallurgiques de l'Orléanais Sas, Ingre	Full consolidation	France	100.000000
Produits Métallurgiques des Ardennes Sas, Donchery	Full consolidation	France	100.000000
Produits Métallurgiques du Sud-Ouest Sas, Langon	Full consolidation	France	100.000000
Produits Sidérurgiques de la Moselle Sas, Yutz	Full consolidation	France	100.000000
Profil du futur Sas, Horbourg Wihr	Full consolidation	France	100.000000
Profilage de Guadeloupe Sas, Baie Mahault	Full consolidation	France	100.000000
Profilage de la Réunion SA, Le Port	Full consolidation	France	94.203612
ProfilArbed Distribution SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Exploitation Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Staalhandel subgroup comprising the following entities:			
- ProfilArbed Staalhandel BV, Born	Full consolidation	Netherlands	100.000000
- AND-Steel NV, Schoten	Full consolidation	Belgium	100.000000
- Borotrans Born BV, Born	Full consolidation	Netherlands	100.000000
- Bouwstaal Nederland BV, Born	Full consolidation	Netherlands	100.000000
- Demanet-Cassart Aciers SA, Seneffe	Full consolidation	Belgium	100.000000
- Leduc Trading NV, Schoten	Full consolidation	Belgium	100.000000
- Limbustaal BV, Meersen	Full consolidation	Netherlands	100.000000
- Lommaert/Montan Wapeningsstaal BV, Nijmegen	Full consolidation	Netherlands	100.000000
- Lommaert Walserijprodukten BV, Born	Full consolidation	Netherlands	100.000000
- Montan Staal BV, Den Haag	Full consolidation	Netherlands	100.000000
- ProfilArbed Staalhandel Nederland BV, Born	Full consolidation	Netherlands	100.000000

Consolidation scope (next)

Company name	Consolidation method	Country	Percentage of capital held control (%)
- Steelexpress NV, Schoten	Full consolidation	Belgium	100.000000
Profilsteel SA, Bouffioulx	Full consolidation	Belgium	100.000000
Pum Paris-Normandie Sas, Savigny le Temple	Full consolidation	France	100.000000
Pum Steel Service Centre Sas, Reims	Full consolidation	France	100.000000
Pum Sud Est Sas, Lyon	Full consolidation	France	100.000000
Ravené Schäfer GmbH, Halle	Full consolidation	Germany	100.000000
Robert Smith Steels Ltd, Mersyside	Full consolidation	United Kingdom	100.000000
Sar Stahlservice GmbH, Neuwied	Full consolidation	Germany	100.000000
Savoie Métal SA, Saint Jorioz	Full consolidation	France	100.000000
Savoie Métal Toiture Sas, Saint Jorioz	Full consolidation	France	100.000000
Skyline Steel subgroup comprising the following entities:			
- Skyline Steel Llc, Parsippany	Full consolidation	United States	100.000000
- Arkansas Steel Processing Llc., Armorel	Full consolidation	United States	100.000000
- Arkansas Steel Processing Llc, Bessemer	Full consolidation	United States	100.000000
- Associated Pile and Fitting Llc, Clifton	Full consolidation	United States	100.000000
- Casteel Llc, Belpre	Full consolidation	United States	100.000000
- Midwest Steel & Tube Llc, Chicago	Full consolidation	United States	100.000000
- PA Pipe Llc, Camp Hill	Full consolidation	United States	100.000000
- Sheeting Solutions Llc, Belpre	Full consolidation	United States	100.000000
- Skyline (Php) Canada Ltd, St Bruno	Full consolidation	Canada	100.000000
- Skyline Canada Holding Inc., Parsippany	Full consolidation	United States	100.000000
- Skyline Steel Pipe Llc, Luka	Full consolidation	United States	100.000000
Slpm Sas, Denain	Full consolidation	France	100.000000
Slpm Atlantique Sas, Saint Nazaire	Full consolidation	France	100.000000
Société Belge d'Oxycoupage SA, Liège	Full consolidation	Belgium	100.000000
Société de transports de produits d'usines Métallurgiques Sas, Reims	Full consolidation	France	100.000000
Société Industrielle Métallurgique et d'entreprise Sas, La Chapelle Saint Luc	Full consolidation	France	100.000000
Sotracier Sas, Pontcharra	Full consolidation	France	100.000000
Sps Altensteig Stahl-Service-Center GmbH, Altensteig-Waldorf	Full consolidation	Germany	100.000000
Sps Lichtenstein Stahl-Service-Center GmbH, Lichtentein	Full consolidation	Germany	100.000000
Station Service Acier Lopez Sas, Valence	Full consolidation	France	100.000000
Steel Coat Service Centres SA, Alleur	Full consolidation	Belgium	100.000000
Südband Stahl-Service GmbH, Ludwigshafen	Full consolidation	Germany	100.000000
Traxys SA, Bertrange subgroup comprising 14 entities	Equity method	Luxembourg	50.000000
Upac Sas, Saint Ouen l'Aumone	Full consolidation	France	100.000000
Welbeck Steel Service Centre Ltd, Barking	Full consolidation	United Kingdom	100.000000
Other activities sector			
ARCELOR SA, Luxembourg		Luxembourg	
Aceralia Constructalia SL, Berrioplano	Full consolidation	Spain	100.000000
Aceralia Steel Trading BV, Amsterdam	Full consolidation	Netherlands	100.000000
Ais Finance (Groupe Arbed) Snc, Luxembourg	Full consolidation	Luxembourg	100.000000
ARBED SA, Luxembourg	Full consolidation	Luxembourg	99.820701
Arbed Investments SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Investment Services SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Aços Especiais do Brasil Ltda, São Paulo	Full consolidation	Brazil	99.999976
Arcelor Brasil SA, Belo Horizonte	Full consolidation	Brazil	66.599957
Arcelor Finance and Services Belgium SA, Bruxelles	Full consolidation	Belgium	100.000000
Arcelor Finance Sca, Luxembourg	Full consolidation	Luxembourg	99.999998
Arcelor Finanziara Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Germany Holding GmbH, Berlin	Full consolidation	Germany	100.000000
Arcelor Holding Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Arcelor Italy Holding Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Netherlands BV, Amsterdam	Full consolidation	Netherlands	100.000000
Arcelor Persebrás SL, Olaberria	Full consolidation	Spain	100.000000
Arcelor Purchasing Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Spain Holding Srl, Madrid	Full consolidation	Spain	100.000000
Arcelor Systems Belgium SA, Flemalle	Full consolidation	Belgium	100.000000
Arcelor Systems France Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Technologies France Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Treasury Snc, Puteaux	Full consolidation	France	100.000000
Arcelor USA Holding Inc., New York	Full consolidation	United States	100.000000
Atic Services SA, Paris, subgroup comprising 20 entities:	Equity method	France	43.513975
Bail Industrie SA, Hayange	Full consolidation	France	99.999663
Cfl Canada Investment Inc., Granby	Full consolidation	Canada	100.000000
Circuit Foil America Secs, Granby	Full consolidation	Canada	100.000000
Circuit Foil Luxembourg Sàrl, Wiltz	Full consolidation	Luxembourg	89.979841
Circuit Foil Service SA, Weidingen/Wiltz	Equity method	Luxembourg	49.000000
Cockerill Forges and Ringmill SA, Seraing	Full consolidation	Belgium	100.000000
Cockerill Mécanique Prestations SA, Seraing	Full consolidation	Belgium	100.000000
Daf Group NV, Gent	Full consolidation	Belgium	100.000000
DHS-Dillinger Hütte Saarstahl AG, Dillingen, subgroup comprising 15 entities	Equity method	Germany	51.250000
Esperbras SL, Olaberria	Full consolidation	Spain	100.000000
Finindus NV, Bruxelles	Full consolidation	Belgium	100.000000
Finocas NV, Gent	Full consolidation	Belgium	50.000000
G.Fer Sas, Puteaux	Full consolidation	France	100.000000
Groupement de l'Industrie Sidérurgique SA, Puteaux	Full consolidation	France	99.908537
Groupement Immobilier Scrl, Seraing	Full consolidation	Belgium	100.000000
Imphy SA, Puteaux	Full consolidation	France	99.671593
Industeel Belgium subgroup comprising the following entities:			
- Industeel Belgium SA, Charleroi	Full consolidation	Belgium	100.000000
- Aval Metal Center SA, Charleroi	Full consolidation	Belgium	100.000000
- Charleroi Déroulage SA, Charleroi	Full consolidation	Belgium	100.000000
Industeel France subgroup comprising the following entities:			
- Industeel France SA, Puteaux	Full consolidation	France	99.999400
- Industeel Creusot Sas, Puteaux	Full consolidation	France	100.000000
- Industeel Loire Sas, Puteaux	Full consolidation	France	100.000000
- Creusot Métal SA, Puteaux	Full consolidation	France	99.998500
Immobilière Schlassgoart (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
InvestAR Sàrl, Luxembourg	Equity method	Luxembourg	50.000000
July Products subgroup comprising the following entities:			
- July Products Llc, New York	Full consolidation	United States	100.000000
- J&L Speciality Steel International Sales Inc., Christiansted	Full consolidation	United States	100.000000
Paul Wurth SA, Luxembourg	Full consolidation	Luxembourg	48.097230
Sidarfin NV, Gent	Full consolidation	Belgium	99.999979
Sidarsteel NV, Gent	Full consolidation	Belgium	100.000000
Sodisid Sas, Hayange	Full consolidation	France	100.000000
Sofinus SA, Puteaux	Full consolidation	France	99.997244
Sogepass SA, Hayange	Full consolidation	France	100.000000
Somef SA, Liège	Full consolidation	Belgium	60.000000
Soteg Société de Transport de Gaz SA, Luxembourg	Equity method	Luxembourg	20.000000
Sotel SC, Esch s/Alzette	Full consolidation	Luxembourg	77.000000
Sotel Réseau et Cie Secs, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
USINOR SA, Puteaux	Full consolidation	France	100.000000
Usinor Belgium SA, Seraing	Full consolidation	Belgium	100.000000
Usinor Imports & Trading Snc, Puteaux	Full consolidation	France	100.000000

■ *Non-consolidated subsidiaries*
373 companies

	Country	Percentage of capital held control (%)
A.S. Build SA, Liège	Belgium	100.000000
A.S.C.Praha Spo.r.o., Praha	Czech Republic	100.000000
A'Tol Sas, La Ravoire	France	100.000000
Acdo Llc, New-York	United States	100.000000
Aceralia Construcciones SL, Sestao	Spain	100.000000
Aciers Solcan Inc., Burlinton	Canada	100.000000
Agifep, Arbed Group Investors for Electronic Purchasing SA, Luxembourg	Luxembourg	100.000000
Agifesa, Arbed Group Investors for Electronic Sales SA, Luxembourg	Luxembourg	100.000000
Airdix SA, Luxembourg	Luxembourg	100.000000
Alpha Profil SA, Yutz	France	99.760000
Arbed Building Concepts SA, en cessation d'activité, Esch s/Alzette	Luxembourg	100.000000
Arbed Spundwand GmbH, Köln	Germany	100.000000
Arc-Air SA, Luxembourg	Luxembourg	100.000000
Arc Detal Spzoo, Ostrowiec	Poland	67.000000
Arcelor Acelkereskedelmi Kft, Kecskemét	Hungary	99.967208
Arcelor Assekuranz Vermittlungs-GmbH, en cessation d'activité, Bremen	Germany	100.000000
Arcelor Auto Brasil Ltda, São Paulo	Brazil	99.999882
Arcelor China holding (Luxembourg) Sàrl, Luxembourg	Luxembourg	100.000000
Arcelor Construcción Iberia Srl, Madrid	Spain	100.000000
Arcelor Consultants SA, Puteaux	France	99.840000
Arcelor Distribuce - CZ Sro, Praha	Czech Republic	100.000000
Arcelor Distribúcia Slovensko Sro, Kosice	Slovakia	100.000000
Arcelor Distribucija Doo, Beograd	Serbia & Montenegro	100.000000
Arcelor Distribucija Doo, Cakovec	Croatia	100.000000
Arcelor Distributie Srl, Pantelimon	Romania	100.000000
Arcelor Distribution Bulgaria Eood, Sofia	Bulgaria	100.000000
Arcelor Distribution Négoce Sas, Reims	France	100.000000
Arcelor Distribution Steel Solutions Sas, Reims	France	100.000000
Arcelor Dystrybucja Polska Spzoo, Katowice	Poland	100.000000
Arcelor FCS Celik Ticaret AS, Istanbul	Turkey	99.998400
Arcelor FCS Commercial Austria GmbH, Steyr	Austria	100.000000
Arcelor FCS Commercial Benelux SA, Merelbeke	Belgium	99.960000
Arcelor FCS Commercial Central and Eastern Europe GmbH, Berlin	Germany	100.000000
Arcelor FCS Commercial CZ Sro, Praha	Czech Republic	100.000000
Arcelor FCS Commercial Denmark A/S, Kobenhavn	Denmark	100.000000
Arcelor FCS Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor FCS Commercial France SA, Puteaux	France	99.949999
Arcelor FCS Commercial Greece Llc, Kifissia	Greece	99.666667
Arcelor FCS Commercial Hungary Kft, Budapest	Hungary	100.000000
Arcelor FCS Commercial Iberica SL, Madrid	Spain	99.999999
Arcelor FCS Commercial Italia Srl, Milano	Italy	100.000000
Arcelor FCS Commercial Luxembourg SA, Dudelange	Luxembourg	100.000000
Arcelor FCS Commercial Netherlands BV, Rotterdam	Netherlands	100.000000
Arcelor FCS Commercial Norway AS, Oslo	Norway	100.000000
Arcelor FCS Commercial Poland Spzoo, Poznan	Poland	100.000000
Arcelor FCS Commercial Portugal Sul, Cascais	Portugal	100.000000
Arcelor FCS Commercial Schweiz AG, Wettingen	Switzerland	99.950000

	Country	Percentage of capital held control (%)
Arcelor FCS Commercial Sweden AK, Stockholm	*Sweden*	100.000000
Arcelor FCS Commercial UK Ltd, Solihull-West	*United Kingdom*	100.000000
Arcelor Germany Services GmbH, Berlin	*Germany*	100.000000
Arcelor Grundstücksverwaltung Neckarsulm GmbH, Ratingen	*Germany*	100.000000
Arcelor Grundstücksverwaltung Thüringen GmbH, Ratingen	*Germany*	100.000000
Arcelor Holding Mexico SA, Mexico DF	*Mexico*	100.000000
Arcelor Inoxidables de Mexico SA, Mexico DF	*Mexico*	99.999971
Arcelor Insurance Belgium NV, Gent	*Belgium*	100.000000
Arcelor Insurance Consultants SA, Luxembourg	*Luxembourg*	100.000000
Arcelor International (Proprietary) Ltd, Sandton	*South Africa*	100.000000
Arcelor International Africa SA, Casablanca	*Morocco*	99.966102
Arcelor International Baltics OÜ, Tallinn	*Estonia*	100.000000
Arcelor International Celik Dis Ticaret AS, Istanbul	*Turkey*	99.755555
Arcelor International Norway AS, Oslo	*Norway*	100.000000
Arcelor International Steel Trading Shanghai Co. Ltd, Shanghai	*China*	100.000000
Arcelor International Ukraine Tob, Kyiv	*Ukraine*	100.000000
Arcelor IT & IS Italia Srl, Piombino	*Italy*	100.000000
Arcelor Italia Srl, Piombino	*Italy*	100.000000
Arcelor Logistics Belgium NV, Antwerpen	*Belgium*	99.999999
Arcelor Logistics Brazil Ltda, São Paulo	*Brazil*	100.000000
Arcelor Logistics France SA, Puteaux	*France*	99.935135
Arcelor Logistics Italia Srl, Milano	*Italy*	100.000000
Arcelor Logistics USA Llc, New York	*United States*	100.000000
Arcelor Long Commercial Austria GmbH, Salzburg	*Austria*	100.000000
Arcelor Long Commercial Denmark AS, Kobenhavn	*Denmark*	100.000000
Arcelor Long Commercial Finland OY, Helsinki	*Finland*	100.000000
Arcelor Long Commercial Norway AS, Oslo	*Norway*	100.000000
Arcelor Long Commercial Polska Spzoo, Katowice	*Poland*	100.000000
Arcelor Long Commercial Sweden AB, Stockholm	*Sweden*	100.000000
Arcelor Metal Endüstri Ve Ticaret AS, Istanbul	*Turkey*	100.000000
Arcelor Négoce Distribution - Europe Est SA, Luxembourg	*Luxembourg*	100.000000
Arcelor Négoce Distribution China Holding Ltd, Wanchai	*China*	100.000000
Arcelor Packaging International Belgium NV, Sint-Niklaas	*Belgium*	100.000000
Arcelor Processing Sas, Reims	*France*	100.000000
Arcelor Projects Pte Ltd, Singapore	*Singapore*	90.000000
Arcelor Projects UK Ltd, Oll Kent	*United Kingdom*	99.991000
Arcelor Rebar Commercial SA, Rodange	*Luxembourg*	100.000000
Arcelor Rebar Commercial Deutschland GmbH, Waldems-Bermbach	*Germany*	100.000000
Arcelor Research Liège Scrl, Liège	*Belgium*	100.000000
Arcelor RPS Italia Srl, Torino	*Italy*	100.000000
Arcelor RPS UK Ltd, Solihull	*United Kingdom*	100.000000
Arcelor Sections Commercial Austria GmbH, Salzburg	*Austria*	100.000000
Arcelor Sections Commercial Benelux BV, Rotterdam	*Netherlands*	100.000000
Arcelor Sections Commercial Deutschland GmbH, Köln	*Germany*	100.000000
Arcelor Sections Commercial France SA, Puteaux	*France*	99.990000
Arcelor Sections Commercial Italia Srl, Torino	*Italy*	100.000000
Arcelor Sections Commercial Schweiz AG, Basel	*Switzerland*	100.000000
Arcelor Sections Commercial UK Ltd, Birmingham	*United Kingdom*	100.000000
Arcelor Servicios SA, Queretaro	*Mexico*	100.000000
Arcelor Slovakia Ssc, Senica	*Slovakia*	100.000000
Arcelor SSC Development Aiguebelle Sas, Aiguebelle	*France*	85.000000
Arcelor SSC Italia Srl, Milano	*Italy*	100.000000

Non-consolidated subsidiaries (next)

	Country	Percentage of capital held control (%)
Arcelor SSC Salvatierra SL, Salvatierra	Spain	100.000000
Arcelor Stainless (China) Company Ltd, Tsim Sha Tsui	China	99.900000
Arcelor Stainless Australia Pty Ltd, Southport	Australia	100.000000
Arcelor Stainless Canada Inc., Burlington	Canada	100.000000
Arcelor Stainless India Private Ltd, Mumbai	India	99.999633
Arcelor Stainless International - Korea Branch BO, Seoul	South Korea	100.000000
Arcelor Stainless Singapore Pte Ltd, Singapore	Singapore	100.000000
Arcelor Systems España SL, Gozón	Spain	100.000000
Arcelor Technologies Belgium SA, Flémalle	Belgium	100.000000
Arcelor Technologies España SL, Gozón	Spain	100.000000
Arcelor Turkey Holding (Luxembourg) Sàrl, Luxembourg	Luxembourg	100.000000
Arceo SA, Flémalle	Belgium	65.163934
Arceval SA, Bruxelles	Belgium	100.000000
Armar Prestacão de Servicos Ltda, São Paulo	Brazil	99.999996
Armasteel SA, Wavre	Belgium	100.000000
Armatures SA, Pontpierre	Luxembourg	100.000000
Association Coopérative Zélandaise de Carbonisation BV, en liquidation, Terneuzen	Netherlands	100.000000
Assuraciers Snc, Puteaux	France	100.000000
Beijing Arcelor Shougang Steel Construction Co. Ltd, Beijing	China	70.000000
Belgo Trade SA, Luxembourg	Luxembourg	100.000000
Bemex Belgo-Mineira Comercial Exportadora SA, Belo Horizonte	Brazil	100.000000
Beriso SA, en liquidation, Bruxelles	Belgium	100.000000
Blahove BV, Amsterdam	Netherlands	97.500000
Bme Belgo-Mineira Engenharia Ltda, Belo Horizonte	Brazil	100.000000
Bms Belgo-Mineira Sistemas SA, Belo Horizonte	Brazil	100.000000
Bometal NV, Mechelen	Belgium	100.000000
Brema Warmwalz GmbH, Bremen	Germany	100.000000
Broyeur Charbon de Fos Sas, Puteaux	France	100.000000
C3S Sàrl, Puteaux	France	100.000000
CDSA SA, Buenos Aires	Argentina	100.000000
Centre Auvergne Pliage Sas, Puteaux	France	100.000000
Cepi Services SA, Flémalle	Belgium	100.000000
Cfa Management Inc., Granby	Canada	100.000000
Changzhou Uginox Products Company Ltd, Jiang Su	China	90.000000
Circuit Foil Asia Pacific (Hongkong) Ltd, Kwai Chung	China	75.000000
Circuit Foil Asia Pacific (Zhangjiagang) Ltd, Zhangjiagang	China	100.000000
Circuit Foil Engineering Sàrl, Weidingen/Wiltz	Luxembourg	100.000000
Circuit Foil Trading USA Inc., Glenside	United States	100.000000
Circuit Foil UK Ltd, Carlisle	United Kingdom	100.000000
Cofralux SA, Differdange	Luxembourg	100.000000
Cogeaf NV, Schoten	Belgium	95.933333
Color Profil GmbH, München	Germany	100.000000
ColorProfil Ltd, Moscou	Russian Federation	100.000000
Cordelia SA, Puteaux	France	99.998000
Corea SA, Senningerberg	Luxembourg	100.000000
Corporations Efficency Growth Through Information Systems Scrl, Ougrée	Belgium	88.362069
Crois-sens Scrl, Ougrée	Belgium	99.733333
Csn Chrome SA, Liège	Belgium	100.000000
Dania Grundstückverwaltungs-GmbH, Köln	Germany	100.000000
Daval Nederland BV, Amsterdam	Netherlands	100.000000
Dencrest Limited Plc, Nicosia	Cyprus	100.000000

	Country	Percentage of capital held control (%)
Dh - Sollac Beteiligung GmbH, Stuttgart	Germany	100.000000
Didier-M&P Energietechnik GmbH, Wiesbaden	Germany	100.000000
Dikema Projecten BV, Born	Netherlands	100.000000
Distrisid Sàrl, Vitry sur Seine	France	99.750000
e-Arbed Distribution SA, Esch s/Alzette	Luxembourg	100.000000
EBT - Electron Beam Technology GmbH, Bremen	Germany	100.000000
Efoam SA, Luxembourg	Luxembourg	100.000000
Eisenhüttenstädter Schlackenaufbereitungund Umwelttechnik GmbH, en liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Feinblechhandel GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Ferrit GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Handelsunion GmbH, en liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Nederland BV, Bennebroek	Netherlands	100.000000
Eko Recycling GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Recycling Cottbus GmbH, Cottbus	Germany	75.000000
Eko Stahl Spzoo, Slubice	Poland	100.000000
Eko Transportgesellschaft mbH, Eisenhüttenstadt	Germany	100.000000
Ekosto NV, Sint Gillis Waas	Belgium	100.000000
Electro Holding Company SA, Luxembourg	Luxembourg	100.000000
Esp Vertrieb Deutschland GmbH, Köln	Germany	100.000000
Estate Wire Ltd, Sheffield	United Kingdom	100.000000
Euro Cubage Services Sas, en liquidation, Ennery	France	100.000000
Fabest Sas, Ludres	France	100.000000
Fbh Eko Feinblechhandel GmbH, Burbach	Germany	100.000000
Ferrometalli-Safem Commerciale Spa, Milano	Italy	100.000000
Ferrometalli Plaques et Découpes Srl, Calderara di reno	Italy	100.000000
Fers et Maintenance Industriels Sàrl, Pont sur Sambre	France	100.000000
Fersthal Sagl, Lugano	Switzerland	99.000000
Fi 2000 Sas, Limas	France	100.000000
Finansider SA, Puteaux	France	99.999004
Firma Kama Spzoo, Sycow	Poland	100.000000
Forschungs-und Qualitätszentrum Brandenburg GmbH, Eisenhüttenstadt	Germany	100.000000
Frecolux SA, Luxembourg	Luxembourg	99.999915
Galva Service Réunion Sas, Saint Paul	France	100.000000
Gecs SA, Puteaux	France	99.940000
Geopar SA, en liquidation, Couillet	Belgium	50.950604
Gepor Sas, Illange	France	100.000000
Gie Primus®fonte, Luxembourg	Luxembourg	100.000000
H & E SA, Puteaux	France	100.000000
Haidon Hubin SA, Liège	Belgium	100.000000
Haironville Bohemia Sro, Ceske Budejovice	Czech Republic	100.000000
Haironville Danmark AS, Rodovre	Denmark	100.000000
Haironville do Brasil Industria e Comercio Lta, São Paulo	Brazil	100.000000
Haironville Guyane Sas, Cayenne	France	100.000000
Haironville Hungaria Kft, Budapest	Hungary	100.000000
Haironville Nederland BV, Tiel	Netherlands	100.000000
Haironville Norge AS, Vestby	Norway	100.000000
Haironville Polska Spzoo, Poznan	Poland	100.000000
Haironville Slovensko Sro, Bratislava	Slovakia	100.000000
Haironville Sverige AB, Karlstad	Sweden	100.000000
Hein, Lehmann Montage GmbH, Ratingen	Germany	100.000000
Homburger Rohrenwerk GmbH, Homburg	Germany	100.000000

Non-consolidated subsidiaries (next)

	Country	Percentage of capital held control (%)
Hughes and Spencer Steel Ltd, Willenhall	United Kingdom	99.992672
Huta Serwis Spzoo, Warszawa	Poland	100.000000
Huta Warszawa Spzoo, Warszawa	Poland	100.000000
Icpe Immob.du Centre Polyv.de l'Enfance Sàrl, Luxembourg	Luxembourg	100.000000
Imhua Special Metal Co. Ltd, Foshan	China	65.000000
Immobilière Campus Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Cité Judiciaire 2025 Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Contourdiff Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Drai Eechelen Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Justicia 2026 Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Tudor Sàrl, Luxembourg	Luxembourg	100.000000
Imphy Deutschland GmbH, Erkrath	Germany	100.000000
Imphy Far East Co. Ltd, Kowloon	China	99.993103
Imphy Italiana Srl, Torino	Italy	100.000000
Imphy Service Snc, Puteaux	France	100.000000
Imphy Ugine Precision BV, Amsterdam	Netherlands	100.000000
Imphy Ugine Precision Espana SA, Viladecans	Spain	100.000000
Imphy Ugine Precision Switzerland SA, Préverenges	Switzerland	94.000000
Imphy Ugine Precision UK Ltd, Buckinghamshire	United Kingdom	100.000000
Industeel Canada Inc., Montréal	Canada	100.000000
Industeel Deutschland GmbH, Grevenbroich	Germany	100.000000
Industeel Italia Srl, Milano	Italy	100.000000
Industeel UK Ltd, Worcester	United Kingdom	100.000000
Inspection, Protective Survey and Certification Bureau – Insurec SA, Bruxelles	Belgium	100.000000
Instituto Técnico de la Estructura del Acero SL, Villafranca de Ordizia	Spain	69.750000
Intersteel BV, Rotterdam	Netherlands	100.000000
Isc Holdings Inc., New York	United States	100.000000
Itaúna Siderúrgica Ltda, Itaúna	Brazil	100.000000
IUP Deutschland GmbH, Erkrath	Germany	100.000000
JH Group Sci, Yutz	France	100.000000
K.I.V. I NV, Genk	Belgium	99.998951
Kempes & Koolen Bouwsystemen BV, Tiel	Netherlands	100.000000
Klinger & Partner Profilvertrieb-Verkauf-GmbH, München	Germany	100.000000
Kontirom Trade Spa, Pantalimon	Romania	99.999642
Krisper Doo, Kranj	Slovenia	100.000000
Kwaliteitsbeheer voor Stortplaatsen NV, Gent	Belgium	100.000000
L'équipement par l'acier inoxydable SA, Puteaux	France	99.833000
Lapandry Acier Sàrl, Casablanca	Morocco	100.000000
Lasram Technology Kft, Szentendre	Hungary	100.000000
Le Fer à Béton Sas, Yutz	France	100.000000
Luxembourg Steel (Si Chuan) Co. Ltd, Chengdu	China	100.000000
Marocacier SA, Luxembourg	Luxembourg	100.000000
Matthey & Pum SA, Reims	France	100.000000
Matthey Iberica Comercial Tubo Inoxidable SL, Barcelona	Spain	100.000000
Matthey UK Ltd, Dudley	United Kingdom	100.000000
Matthey US Llc, New York	United States	100.000000
Mecachim SA, Lusignan	France	99.833333
Memnous SA, Puteaux	France	100.000000
Metaalzetterij de Betuwe BV, Tiel	Netherlands	100.000000
Metal Presse Sàrl, Puteaux	France	99.800000
Midi Aciers Profils Génie Civil SA, Beauzelle	France	99.995872
Nango SA, Puteaux	France	99.842932

	Country	Percentage of capital held control (%)
Norsteel Corp. Inc., New York	United States	100.000000
Ocas GmbH, Bremen	Germany	100.000000
Orsane SA, Puteaux	France	99.837838
Osirus SA, Puteaux	France	99.760000
P.P.Z. Crapex Spzoo, Krakow	Poland	100.000000
P.P.Z. Silscrap Spzoo, Bielsko Biala	Poland	100.000000
Palfroid SA, Carignan	France	99.993879
Panneaux Frigorifiques Français Sas, Val d'Ize	France	100.000000
Panneaux Sandwich Guadeloupe SA, Baie Mahault	France	99.993750
Paul Wurth AS, Ostrava	Czech Republic	100.000000
Paul Wurth Inc., Canonsburg	United States	100.000000
Paul Wurth Ltd, Burlington	Canada	100.000000
Paul Wurth Belgium SA, Bruxelles	Belgium	100.000000
Paul Wurth de Chile Ltda, Santiago	Chile	100.000000
Paul Wurth do Brasil Tecnologia e Equipamentos Para Metalurgia Ltda, Belo Horizonte	Brazil	100.000000
Paul Wurth Iberica Srl, Gijón	Spain	100.000000
Paul Wurth India Plc, New Delhi	India	100.000000
Paul Wurth International SA, Luxembourg	Luxembourg	100.000000
Paul Wurth Italia Spa, Genova	Italy	100.000000
Paul Wurth Metal Technology Co. Ltd, Beijing	China	100.000000
Paul Wurth Umwelttechnik GmbH, Essen	Germany	100.000000
Perry Investments Ltd, Willenhall	United Kingdom	100.000000
Philaeus SA, Puteaux	France	99.842932
Plaques et Découpes Services SA, Eupen	Belgium	100.000000
Pliage Midi Pyrenees Sas, La Magdeleine sur Tarn	France	100.000000
Plima Sas, Mallemort	France	100.000000
Plon Pliage Service Sas, Vitrolles	France	100.000000
Pre-Finished Steels Ltd, Willenhall	United Kingdom	100.000000
Prekon Spzoo, Starachowice	Poland	100.000000
Primorec SA, Differdange	Luxembourg	100.000000
Profilage de la Martinique Sas, Fort-de-France	France	100.000000
Profilage de Saint-Martin Sas, Saint Martin	France	100.000000
Profilage Dominicana SA, Santo Domingo	Dominican Republic	87.025547
Profistahl-Centrum Thüringen GmbH, Saalfeld	Germany	100.000000
Promo Pum Sas, Reims	France	100.000000
Qualifizierungszentrum der Wirtschaft GmbH, Eisenhüttenstadt	Germany	100.000000
Ramrod Welding Products Ltd, Glasgow	United Kingdom	100.000000
Retrimeuse Scrl, Seraing	Belgium	76.000000
Rwm Rohrwerke Muldenstein GmbH, en faillite, Muldenstein	Germany	100.000000
Safem Distribuzione Srl, Tavagnacco	Italy	100.000000
Safem Servizi Srl, Padova	Italy	100.000000
Sci des 1 et 3 de la place Max Rousseaux, Reims	France	100.000000
Sci Espace Saint Léonard, Nantes	France	100.000000
Sibral Participações Ltda, Belo Horizonte	Brazil	100.000000
Sidlease NV, Gent	Belgium	100.000000
Sidmar Finance (Groupe Arbed) SA, Luxembourg	Luxembourg	100.000000
Sirus Sas, Saint Ouen l'Aumone	France	100.000000
Sitek Srl, Torino	Italy	95.000000
Skyline Comercial de Mexico SA, Mexico DF	Mexico	100.000000
SLP - Société Lorraine de Plaques SA, Basse-Ham	France	99.760000
Sobesteel SA, Wavre	Belgium	100.000000

Non-consolidated subsidiaries (next)

	Country	Percentage of capital
Société Carolorégienne de Cokéfaction SA, en liquidation, Liège	Belgium	85.785133
Société Civile Immobilière du 3 rue de l'industrie à Basse-Yutz, Yutz	France	100.000000
Société de Gestion pour la Protection Sociale SA, Puteaux	France	99.800000
Société des Mines d'Ottange II Sàrl, en cessation d'activité, Yutz	France	99.966667
Société des Mines de Sacilor - Lormines SA, Puteaux	France	100.000000
Société Immobilière Audunoise SA, Audun le Tiche	France	99.955057
Société Immobilière du Fort Thüngen Sàrl, Luxembourg	Luxembourg	60.000000
Société Nouvelle de Participation dans les Produits Plats SA, Puteaux	France	99.760000
Société pour la Réalisation d'Etudes Techn. et Econom. en Sidérurgie Sàrl, Puteaux	France	76.300000
Sollac Acos SA, Lisboa	Portugal	99.200000
Solvi Sas, Puteaux	France	100.000000
Stahlhandel Burg GmbH, Burg	Germany	100.000000
Steel Finance Center NV, Geel	Belgium	100.000000
Steelhold Plc, St Albans	United Kingdom	99.999997
Steelinter (UK) Ltd, St Albans	United Kingdom	100.000000
Sylar SA, Puteaux	France	99.837838
Tailor Steel Deutschland GmbH, Bremen	Germany	100.000000
Tôlerie Industrielle et Agricole du Centre Sas, Herbault	France	100.000000
TradeArbed Deutschland GmbH, Köln	Germany	100.000000
TradeArbed España SA, Madrid	Spain	100.000000
TradeArbed France SA, Paris	France	99.900000
Trans Ocean Logistics BV, Ijssel	The Netherlands	100.000000
TrefilArbed (UK) Ltd, Nantwich	United Kingdom	100.000000
TrefilArbed Benelux BV, s'Hertogenbosch	Netherlands	100.000000
TrefilArbed CR Sro, Cheb	Czech Republic	80.000000
TrefilArbed Deutschland GmbH, Köln	Germany	100.000000
TrefilArbed France SA, Vincennes	France	99.828571
TrefilArbed Greenhouse SA, Bissen	Luxembourg	80.000000
TrefilArbed Grembergen SA, en cessation d'activité, Luxembourg	Luxembourg	100.000000
TrefilArbed Italia Srl, en liquidation, Milano	Italy	100.000000
TrefilArbed Sales Holding Sàrl, Bissen	Luxembourg	100.000000
TrefilArbed Solarhouse Kft, Kecskemet	Hungary	53.333333
TrefilArbed Welding NV, en faillite, Gent	Belgium	100.000000
Tubes & Formes SA, Puteaux	France	99.800000
Tubeurop Deutschland GmbH, Homburg	Germany	100.000000
Uci SA, Fleurus	Belgium	70.000000
Uf Aciers - Groupe Industeel Sas, Puteaux	France	100.000000
Ugine & Alz Austria GmbH, Ansfelden	Austria	100.000000
Ugine & Alz Nordic AB, Eskilstuna	Sweden	100.000000
Ugine & Alz Polska Spzoo, Bytom	Poland	100.000000
Ugine & Alz Praha Sro, Praha	Czech Republic	100.000000
Ugine & Alz Switzerland SA, Niederhasli	Switzerland	100.000000
Ugine & Alz UK Ltd, Nottingham	United Kingdom	100.000000
Ugine Nederland BV, en liquidation, Amsterdam	Netherlands	100.000000
Ugine Portugal Spq, Lisboa	Portugal	98.000000
Ugine Savoie Italia Srl, Peschiera Borromeo	Italy	100.000000
Uginox Vietnam Company Ltd, Tiung Trac	Vietnam	70.000000
Ugitech Asia Ltd, Wanchai	China	100.000000
Ugitech Iberica SA, Barcelona	Spain	100.000000
Ugitech Switzerland SA, Bevilard	Switzerland	99.998519
Ugitech UK Ltd, Birmingham	United Kingdom	99.999960

	Country	Percentage of capital held control (%)
Uniba SA, Puteaux	France	64.000000
Unikonti Llc, Beograd	Serbia & Montenegro	51.000000
Union des Consommateurs de Ferrailles de France SA, Puteaux	France	99.960000
United Continental Steels Ltd, Hatfield	United Kingdom	100.000000
USB Unterwellenborner Schneidbetrieb GmbH, Unterwellenborn	Germany	100.000000
Usinor Achats Snc, en liquidation, Puteaux	France	100.000000
Usinor Industeel (Iberica) SA, St. Cugat del Valles	Spain	100.000000
Usinor Industeel Nordic AB, Vastra Frolunda	Sweden	100.000000
Usinor UK Ltd, St Albans	United Kingdom	100.000000
Valacier Sas, Reims	France	100.000000
Verwaltungsgesellschaft RAG-Beteiligung mbH, Essen	Germany	65.000000
Vikam Praha AS, Praha	Czech Republic	100.000000
Vulcain Holding SA, Seraing	Belgium	100.000000
Vulkan Energiewirtschaft Oderbrücke GmbH, Eisenhünttenstadt	Germany	51.000000
Wellstead Ltd, Dublin	Ireland	100.000000
Willenhall Steel Stockholders Ltd, Willenhall	United Kingdom	100.000000
Ymos Belgium SA, Couillet	Belgium	100.000000
Zeeland Participatie BV, Terneuzen	Netherlands	100.000000

■ Associated companies not consolidated
72 companies

Adfad Cockerill Ltd, Lagos	Nigeria	40.000000
Alberteum Aedes Scientiae SA, en liquidation, Bruxelles	Belgium	45.000000
Arcelor Construction Magreb SA, Ben Arous	Tunisia	49.999000
Bamesa Celik Servis Sanayii Ticaret AS, Orhangazi	Turkey	39.990700
CAIT Llc, Baltimore	United States	50.000000
Cjsc "Severgal" Ltd, Cherepovets	Russian Federation	25.010000
Compagnie des Fers Sàrl, en sommeil, Lyon	France	50.000000
Comptoir Belge des Cokes Scrl, en liquidation, Bruxelles	Belgium	20.130000
Considar do Brasil Ltda, Belo Horizonte	Brazil	20.000000
Considar Far East Ltd, en liquidation, Hong Kong	China	50.000000
Dikema Steel Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Enersid SA, Paris	France	49.800000
Ensilectric SA, Llanera	Spain	40.000000
Erzkontor Ruhr GmbH, Essen	Germany	33.333023
Espra Sas, Puteaux	France	35.000000
Euratool SA, Raismes	France	24.901639
Forges Profil AG, Kirchdorf	Switzerland	25.000000
Forschungs und Qualitatszentrum Oderbrucke GmbH, Eisenhüttenstadt	Germany	24.000000
Fti Faserbetontechnik GmbH, St.Florian a/Inn	Austria	33.333333
Global Facilities SA, Luxembourg	Luxembourg	33.333333
Groupe Alliance Métal SA, Arnas	France	34.018280
Immobilière 2007 Sàrl, Luxembourg	Luxembourg	50.000000
Innovative Gasverwertungs-GmbH, en cessation d'activité, Bremen	Germany	50.000000
IUP Jindal Metals & Alloys Ltd, New Delhi	India	27.000000
Kaag Management CV, Gentbrugge	Belgium	33.880000
Kanzen Stainless Processors Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Kr Wertstoffaufbereitungs-GmbH, Bremen	Germany	25.100000
La Filière Bois Scrl, Ougrée	Belgium	33.333333
La Revue de Métallurgie SA, Puteaux	France	43.044000

Non-consolidated subsidiaries (next)

	Country	Percentage of capital held control (%)
Laser Welded Blanks Ltd, London	United Kingdom	50.000000
Les Haultes Trixhes Scrl, Flémalle	Belgium	22.860838
Luxcontrol SA, Esch s/Alzette	Luxembourg	22.000000
Nord-Chrome Snc, Grande Synthe	France	50.000000
Oriental Sheet Piling Pte Ltd, Singapore	Singapore	49.000000
Oriental Sheet Piling Sdn Bhd, Petaling Jaya	Malaysia	25.000000
Pbm Picchioni BM Distr. de Tít. e Val. Mobil. SA, Belo Horizonte	Brazil	48.999991
Perfilor SA, São Paulo	Brazil	38.395115
Phenix Rousies SA, Rousies	France	25.565161
Portal NV, en liquidation, Bruxelles	Belgium	39.999988
Profilage Océan Indien SA, Riche Terre	Mauritius	49.000000
Promopanel Srl, Piombino	Italy	50.000000
Retrival Scrl à finalité sociale, Couillet	Belgium	33.311111
Rolanfer Recyclage SA, Yutz	France	40.000000
Sci Kuntzig, Yutz	France	50.000000
Shanghai Baosteel & Arcelor Tailor Metal Co. Ltd, Shanghai	China	25.000000
Société de Canal des Mines de Fer de la Moselle Sas, Metz	France	25.913497
Société de développement AGORA Sàrl, Esch s/Alzette	Luxembourg	50.000000
Société de développement AGORA Sàrl et Cie, Esch s/Alzette	Luxembourg	49.964589
Société de Pose Armatures Travaux Publics Sàrl, Marignane	France	37.500000
Société des Arquebusiers de la Ville de Luxembourg SA, en liquidation, Luxembourg	Luxembourg	33.391710
Société du Port Fluvial de Mertert SA, Mertert	Luxembourg	40.000000
Société du Train à Fil de Schifflange SA, Esch s/Alzette	Luxembourg	25.000000
Société Liègeoise de Gestion Foncière SA, Liège	Belgium	50.000000
Sodie SA, Paris	France	44.999333
Sorealor Sàrl, Saint Laurent du Var	France	33.333333
Sorepark SA, Hagondange	France	26.295794
Steel 24-7 NV, Drogenbos	Belgium	25.000000
Steeltrack SA, Puteaux	France	33.296296
Studiengesellschaft für Eisenerzaufbereintung GbR, Liebenburg	Germany	33.320000
Telindus SA, Strassen	Luxembourg	35.307000
TMT - Tapping Measuring Technology GmbH, Siegen	Germany	50.000000
TMT - Tapping Measuring Technology Sàrl, Luxembourg	Luxembourg	50.000000
TradeArbed Mexico SA, en cessation d'activité, Mexico DF	Mexico	49.000000
Tramway Sàrl, Saint Julien lès Metz	France	22.857143
Union pour la promotion des industries de l'Appertisé Sàrl, Paris	France	33.333333
Union pour le service de l'électricité SA, en liquidation, Briey	France	43.300000
United Slitting Services Ltd, Halesowen	United Kingdom	39.000000
Wansey Limited Plc, Limasol	Cyprus	50.000000
- and its subsidiary Ooo TA Cord Ltd, Orel	Russian Federation	100.000000
Weserport GmbH, Bremen	Germany	49.000000
WKS Pty. Ltd, Wollongong	Australia	33.333333
WSA - Warehouses Service Agency Sàrl, Sanem	Luxembourg	25.000000

KPMG

Auditor's Report

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

We have audited the consolidated balance sheet of Arcelor S.A. and its subsidiaries (the "Group") at 31 December 2005 and the related consolidated statements of income, changes in equity and cash flows for the year then ended, as set out on pages 137 to 214, and we have read the related consolidated management report. These consolidated financial statements and the consolidated management report are the responsibility of the Board of Directors of Arcelor S.A.. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit, and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Arcelor S.A., as set out on pages 137 to 214, give a true and fair view of the financial position of the Group at 31 December 2005, and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards ("IFRS") adapted by the European Community.

The consolidated management report, as set out on pages 32 to 56, is in accordance with the consolidated financial statements.

Luxembourg, 17 March 2006

KPMG Audit S.à r.l.
Réviseurs d'entreprises

Eric Damotte

Arcelor SA parent company financial statements at 31 December 2005

This document is a free translation into English of the original French document - entitled "Comptes sociaux Arcelor SA au 31 décembre 2005". This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any discrepancy between this document and the French original, only the French original is authoritative.

Balance sheet – Arcelor SA

Assets

In EUR million	31 December 2005	31 December 2004
C. FIXED ASSETS	11,863	10,826
II. Tangible assets (note 3)	5	4
1. Land and buildings	1	2
3. Other fixtures, fittings, tools and equipment	3	2
4. Payments on account and tangible assets in the course of construction	1	p.m.
III. Financial assets (note 4)	11,858	10,822
1. Shares in affiliated undertakings	11,822	10,786
5. Securities held as fixed assets	36	36
D. CURRENT ASSETS	195	618
II. Debtors (note 5)	172	618
1. Trade debtors	1	1
2. Amounts owed by affiliated undertakings	168	613
3. Amounts owed by undertakings in which the Company has a participating interest	p.m.	1
4. Other debtors	3	3
III. Transferable Securities	5	–
2. Own shares	5	–
IV. Cash at bank, cash in postal cheque accounts, cheques and cash in hand	18	p.m.
E. PREPAYMENTS (note 6)	6	6
TOTAL ASSETS	12,064	11,450

Liabilities

In EUR million	31 December 2005	31 December 2004
A. CAPITAL AND RESERVES (note 7)	11,248	9,659
I. Subscribed capital	3,199	3,199
II. Share premium account	5,397	5,397
IV. Reserves	79	38
1. Legal reserve	74	38
2. Reserve for own shares	5	–
V. Profit brought forward	567	318
VI. Profit for the financial year	2,006	707
B. PROVISIONS FOR LIABILITIES AND CHARGES (note 8)	22	16
1. Provisions for pensions and similar obligations	1	1
3. Other provisions	21	15
C. CREDITORS (notes 9 and 10)	794	1,775
1a. Convertible debenture loans	750	1,254
2. Amounts owed to credit institutions	p.m.	–
4. Trade creditors	19	7
6. Amounts owed to affiliated undertakings	15	505
7. Amounts owed to undertakings in which the Company has a participating interest	p.m.	p.m.
8. Tax and social security debts	1	p.m.
9. Other creditors	9	9
TOTAL CAPITAL AND RESERVES AND LIABILITIES	12,064	11,450

N.B: the format of the balance sheet and the profit and loss account have been adjusted in line with the act of 19 December 2002, effective 1 January 2005, amending the law on company financial statements. The comparative figures have been adjusted accordingly. The accompanying notes form an integral part of these parent company financial statements.

Income statement

In EUR million	31 December 2005	31 December 2004
A. CHARGES		
Cost of sales and services	170	121
3. Staff costs	42	38
a) Wages and salaries	*35*	*31*
b) Social security costs accruing by reference to wages and salaries	*3*	*2*
c) Complementary Pensions	*3*	*4*
d) Other social security costs	*1*	*1*
4. a) Value adjustments in respect of formation expenses and tangible and intangible fixed assets	2	1
5. Other operating charges	126	82
Financial Expenses (note 11)	35	74
7. Interest payable and similar charges	35	74
a) Concerning affiliated undertakings	*11*	*4*
b) Other interests payable and expenses	*24*	*70*
RESULT FOR THE PERIOD		
13. Profit for the financial year	2,006	707
TOTAL EXPENSES	2,211	902
B. INCOME		
Sales and services	120	81
4. Other operating income	120	81
Financial income (note 11)	2,091	821
5. Income from Participating Interests	2,085	807
a) Derived from affiliated undertakings	*2,085*	*807*
6. Income from other transferable securities and from loans forming part of the fixed assets	-	3
a) Derived from affiliated undertakings	*-*	*2*
b) Other income	*-*	*1*
7. Other interest receivable and similar income	6	11
a) Derived from affiliated undertakings	*5*	*11*
b) Other interest receivable and similar income	*1*	*-*
TOTAL INCOME	2,211	902

N.B.: the format of the balance sheet and the profit and loss account have been adjusted in line with the act of 19 December 2002, effective 1 January 2005, amending the law on company financial statements. The comparative figures have been adjusted accordingly. The accompanying notes form an integral part of these parent company financial statements.

Proposed appropriation of the result for the year

	2005 in EUR	2004 in EUR million
Result for the financial year	2,005,955,528.33	707.0
Result brought forward	572,833,334.07	318.5
Transfer to reserve for own shares	5,283,631.26	-
Result available for distribution	2,573,505,231.14	1,025.5
Transfer to the legal reserve	100,297,776.40	35.3
Transfer to other reserves	-	-
Board of Directors' remuneration	1,600,000.00	1.5
Gross dividend of EUR 1.20 for the 2005 financial year paid on 639,774,327 shares (*)	767,729,192.40	-
Gross dividend of EUR 0.65 for the 2004 financial year paid on 639,774,327 shares (*)	-	415.9
RESULT TO BE CARRIED FORWARD	1,703,878,262.34	572.8

(*) Total number of shares in issue as at December 31, 2005 and as at December 31, 2004.

Notes to the annual accounts

Note 1: General

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 for an unlimited period in the context of the proposed business combination of Aceralia, Arbed and Usinor, which was completed on 28 February 2002.

The registered office of the Company is in Luxembourg City and the Company is registered at the Register of Trade and Commerce of Luxembourg under the number B 82.454.

The accounting period starts on 1 January and ends on 31 December each year.

The Company publishes consolidated accounts in accordance with the requirements of Luxembourg laws and regulations.

Note 2: Accounting policies

The annual accounts are prepared in Euro (EUR) and in accordance with Luxembourg laws and regulations and generally accepted accounting principles.

Tangible fixed assets
Tangible fixed assets are recorded in the balance sheet at cost, including ancillary costs, or at production cost. Depreciation is calculated on a straight-line basis.

Financial fixed assets
Investments are recorded in the balance sheet at acquisition cost, plus associated costs.

At the end of each accounting period, all investments are subject to an impairment review. Where a permanent diminution in value is recognised, this diminution is recorded in the income statement as a value adjustment. A reversal of a value adjustment is recorded to the extent that the factors, which caused the initial recording of the value adjustment, have ceased to exist.

Debts and other loans receivable are recorded in the balance sheet at their nominal value. At the end of each accounting period, value adjustments are recorded on debts which appear to be partly or wholly irrecoverable.

Debtors
Debtors are recorded in the balance sheet at their nominal value. At the end of each accounting period specific value adjustments are recorded on debts which appear to be partly or wholly irrecoverable.

Valuation of transferable securities
Transferable securities are valued at the lower of cost or market. A value adjustment is recorded when the market price is lower than the acquisition price. Value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

Provisions for liabilities and charges
Provisions are made for liabilities and charges where the crystallisation of a liability is considered probable, based on past or current events, in line with legal requirements.

Provisions for pensions and similar obligations
The Company participates in the financing of an incremental retirement scheme (defined benefit scheme) for the benefit of employees made available by Arbed. Commitments arising from this scheme are covered by appropriate provisions.

The Company's own employees, who are not made available to other Arcelor subsidiaries, are covered by a defined contribution scheme. The Company pays contributions in respect of this scheme to an assurance provider. This scheme does not give rise to a commitment and annual contributions are taken to the profit and loss account, following the same treatment than adopted for wages and salaries.

Creditors
Creditors are recorded in the balance sheet at their nominal value. Convertible debenture loans are disclosed at their issue value, increased by the interest to be capitalised on December 31 of each accounting year.

Translation of foreign currency items
Where applicable, items expressed in foreign currency are valued as follows:
- Tangible fixed assets, creditors due after more than one year and off-balance sheet commitments are translated at historic exchange rates. Unrealised losses incurred as a result of this policy are recorded in the profit and loss account for the period.
- Other balance sheet items are translated at the year-end exchange rate and related foreign exchange differences are recorded in the profit and loss account for the period.

Note 3: Statement of tangible fixed assets

In EUR million	Land and buildings	Other fixtures, fittings, tools and equipment	Payments on account and tangible assets in the course of construction	Total
Acquisition cost				
Opening balance	3	4	p.m.	7
Acquisitions during the period	p.m.	2	1	3
Disposals and transfers during the period	-	-	-	-
Closing balance	3	6	1	10
Value adjustments				
Opening balance	-1	-2	-	-3
Charge for the period	-1	-1	-	-2
Closing balance	-2	-3	-	-5
Opening net book value	2	2	-	4
Closing net book value	1	3	1	5

Note 4 : Statement of financial assets

In EUR million	Shares in affiliated undertakings	Securities held as fixed assets	Total
Acquisitions cost			
Opening balance	10,786	36	10,822
Acquisitions during the period	1,529	-	1,529
Disposals and transfers during the period	-493	-	-493
Closing balance	11,822	36	11,858
Value adjustments			
Opening balance	-	-	-
Charge for the period	-	-	-
Closing balance	-	-	-
Opening net book value	10,786	36	10,822
Closing net book value	11,822	36	11,858

The principal holdings at 31 December 2005 are listed below:

Name and registered office	Percentage of capital held %	Result for 2005 in EUR million	Shareholders' equity (including result for 2005) in EUR million
Arbed SA, Luxembourg (Luxembourg)	99.82	980	2,613
Arcelor Holding SARL, Luxembourg (Luxembourg)	100.00	89	2,309
Arcelor Germany Holding GmbH, Berlin (Germany)	100.00	191	365
Arcelor Italy Holding SRL, Piombino (Italy)	100.00	22	72
Arcelor Spain Holding SL, Madrid (Spain)	84.30	720	1,968
Arcelor Finance and Services Belgium SA, Brussels (Belgium)	39.65	236	7,619
Usinor SA, Puteaux (France)	99.42	684	2,516

Apart from the acquisition of shares in Usinor SA and Arbed SA from non group parties, the portfolio of investments was largely impacted by intragroup transactions on the participation in Arcelor Finance and Services Belgium SA.

Note 5: Residual term of debtors

In EUR million	31 December 2005			31 December 2004		
	Up to 1 year	1 to 5 years	Total	Up to 1 year	1 to 5 years	Total
Trade debtors	1	-	1	1	–	1
Amounts owed by affiliated undertakings	168	-	168	613	–	613
Amounts owed by undertakings in which the Company has a participating interest	p.m.	-	p.m.	1	–	1
Other debtors	3	-	3	3	–	3
TOTAL	172	-	172	618	–	618

Items covered by several headings

Amounts owed by affiliated undertakings, as well as amounts owed by undertakings in which the Company has a participating interest, include trade receivables of EUR 51 million. Similarly, amounts owed by affiliated undertakings on current accounts amount to EUR 117 million.

Note 6: Prepayments

Prepayments at the end of 2005 primarily comprised the unamortised balance of the issue costs relating to the O.C.E.A.N.E. Arcelor 2017, as described in Note 9.

Note 7: Capital and reserves

7.1 - Share capital

At 31 December 2005, the subscribed share capital is made up of 639,774,327 ordinary shares, fully paid up and amounting to EUR 3,198,871,635.

The authorised capital, including subscribed capital, amounts to EUR 5 billion.

To the knowledge of the Board of Directors the following parties hold the Company's issued share capital:

	At 31 December 2005
Other shareholders (*)	87.4 %
Luxembourg State	5.6 %
J.M.A.C. B.V. Aristrain	3.6 %
Region Wallone (Sogepa)	2.4 %
Employees	1.0 %
TOTAL	100.0 %

(*) includes shares held under self-control.

7.2 - Legal reserve

In accordance with Luxembourg legal requirements, the Company must appropriate annually at least 5% of its net profits to a legal reserve up to a minimum of 10% of the subscribed capital. The legal reserve is not available for distribution.

7.3 - Reserve for own shares

In accordance with legal requirements, the Company set up a non distributable reserve of an amount equal to the value of own shares held by the Company. This reserve was set up using retained profits.

Note 8: Provisions for liabilites and charges

In EUR million	Pensions and similar obligations	Other provisions	Total
Opening balance	1	15	16
Allocation	1	10	11
Utilisation	-1	-4	-5
TOTAL	1	21	22

Pension obligations

By virtue of an agreement governing the provision of staff by Arbed to Arcelor, the obligations in relation to additional retirement benefits available to the Arbed staff have been specifically provided for. The Company's share of the allocation for the year is determined by applying the actuarial financing rate to the total salaries of all Arbed staff made available. An independent actuary calculates this rate.

For the Company's own employees a defined contribution plan is in place. The Company makes annual contributions to an assurance provider in respect of this plan. The plan does not give rise to commitments and the annual contributions are recorded in the profit and loss account following the same treatment as the one adopted for wages and salaries.

Other provisions

Other provisions are linked to certain German tax consequences resulting from the creation and organisation of Arcelor group.

Note 9: Financial debt

Convertible debenture loans

- At the end of the public exchange offers made in 2002 on bonds which are convertible into and/or exchangeable for new or existing shares in Usinor (O.C.E.A.N.E.), 24,723,689 Usinor 2005 O.C.E.A.N.E. and 27,747,470 Usinor 2006 O.C.E.A.N.E. were converted into Arcelor securities of the same type. The financing conditions of Arcelor 2005 O.C.E.A.N.E. and Arcelor 2006 O.C.E.A.N.E. are identical to those of Usinor O.C.E.A.N.E.

- The non converted Arcelor 2005 O.C.E.A.N.E. matured on 1 January 2005, and were refunded at a par value of EUR 19.87. The Arcelor 2006 O.C.E.A.N.E. were refunded before the due date in 2004.

- In June 2002, Arcelor issued 38,961,038 O.C.E.A.N.E. bonds for a nominal amount of EUR 750 million. These O.C.E.A.N.E. Arcelor 2017 were issued at EUR 19.25 with a maturity date of 27 June 2017 and with an annual interest rate of 3%. Following the new issue of capital of July 2004, the share attribution rate is modified from one share for one bond to 1.027 Arcelor share per O.C.E.A.N.E. 2017. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.25.
  There were no movements on the above during 2005.

Note 10: Residual term of creditors

In EUR million	31 December 2005 Up to 1 year	1 to 5 years	5 years or more	Total	31 December 2004 Up to 1 year	1 to 5 years	5 years or more	Total
Convertible debenture loans	-	-	750	750	504	-	750	1,254
Amounts owed to credit institutions	p.m.	-	-	p.m.	-	-	-	-
Trade creditors	19	-	-	19	7	-	-	7
Amounts owed to affiliated undertakings	15	-	-	15	505	-	-	505
Amounts owed to undertakings in which the Company has a participating interest	p.m.	-	-	p.m.	p.m.	-	-	p.m.
Tax and social security debt a) Tax debt	p.m.	-	-	p.m.	p.m.	-	-	p.m.
b) Social security debts	1	-	-	1	p.m.	-	-	p.m.
Other creditors	9	-	-	9	9	-	-	9
TOTAL	44	-	750	794	1,025	-	750	1,775

The Company has not granted any form of tangible security in respect of the debts analysed above.

Items covered by several headings
Amounts owed to affiliated undertakings and amounts owed to undertakings in which the Company has a participating interest are trade debts.

Note 11: Financial result

In EUR million	2005	2004
Dividends received	2,085	807
Net interest and similar charges	-29	-60
Movements in value adjustments on investments	-	-
TOTAL	2,056	747

Income from investments primarily comprises dividends received from Arbed S.A., Usinor S.A., Arcelor Finance and Services Belgium S.A., Arcelor Spain Holding SL and Arcelor Germany Holding GmbH.

In 2004, other financial expenses included EUR 19 million relating to the complete amortisation of the remaining balance of the redemption premium of the O.C.E.A.N.E. Arcelor 2006 bond, which had been reimbursed before the due date in March 2004.

Note 12: Tax on profit

Arcelor is the parent company of a fiscal integration scope comprising 14 companies.
Companies included in the fiscal integration scope are put into the situation in which they would have been in the absence of fiscal integration.

Note 13: Off-balance sheet items

Guarantees given

In EUR million	2005	2004
Guarantees issued on debts	52	220
Commitments to acquire financial fixed assets	-	138
Other commitments	3	2
TOTAL	55	360

Note 14: Staff

Average number of staff	2005	2004
Employees	214	192
Workers	-	-
TOTAL	214	192

Note 15: Directors' remuneration

Members of the Board of Directors, the Audit Committee and the Nominations and Remuneration Committee are entitled to a total of EUR 2 million for the year 2005.

Note 16: Stock option plans

The international stock option plan established in 2003 confers rights to certain employees to subscribe for shares in the Company. The period of exercise is different according to the specific countries within the plan and has a maximum duration of four years.

Allocated share options at 31 December 2005 are detailed as follows:

Number of options	Exercise price (in EUR)	Exercise period
1,320,863	9.67(*)	01/07/2006-30/06/2010
1,202,663	13.11(*)	01/07/2007-30/06/2011
1,135,000	16.17	01/07/2008-30/06/2012

(*) Adjusted for the capital increase effective in July 2004

Note 17: Other information

The Company is jointly and severally liable for the following entities:
- Arcelor Finance SCA, Luxembourg (Luxembourg)
- Arcelor Treasury SNC, Puteaux (France).

KPMG

Auditor's Report

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

Following our appointment by the General Meeting of the Shareholders dated April 30, 2004, we have audited the annual accounts of Arcelor S.A. for the year ended 31 December, 2005 on pages 217 to 226, and we have read the related management report. These annual accounts and the management report are the responsibility of the Board of Directors of Arcelor S.A.. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual accounts on pages 217 to 226 give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Arcelor S.A. at 31 December, 2005 and of the results of its operations for the year then ended.

The management report, on pages 32 to 56, is in accordance with the annual accounts.

Luxembourg, March 17, 2006

KPMG Audit S.à r.l.
Réviseurs d'Entreprises

Eric Damotte

Legal information

General information about Arcelor

Corporate name and head office

Corporate name: Arcelor
Head office and principle place of business: 19, avenue de la Liberté, L-2930, Luxembourg, Grand Duchy of Luxembourg.

Legal form

Arcelor is a "Société Anonyme" (limited-liability corporation) incorporated under Luxembourg law. Arcelor is registered with the Luxembourg commercial register under number B 82454.

Date of incorporation and duration

Arcelor was incorporated on 8 June 2001 for an unlimited period.

Corporate purpose

The main purpose of the Company is the direct or indirect manufacture, processing and distribution of steel, steel products and other metal products, as well as all products and materials used in their manufacture, processing and distribution, and all industrial and commercial activities directly or indirectly linked to these products including research and the creation, acquisition, retention, use and sale of patents, licenses, expertise and, more generally, intellectual and industrial property rights.

Viewing of legal documents relating to the issuer

Arcelor's articles of association may be viewed at the head office, at the Luxembourg commercial register, the registrar of the Brussels commercial court, the registrar of the Paris commercial court and, in Spain, (accompanied by a Spanish translation) at the Comisión Nacional del Mercado de Valores (CNMV, Spanish National Securities Market Commission), the Spanish stock exchanges and the Spanish liaison entity. The annual report, parent company financial statements, consolidated financial statements and half-yearly and quarterly financial statements issued by Arcelor may be viewed at the head office, where copies may also be obtained. The parent company financial statements and consolidated financial statements are also filed with the Luxembourg commercial register, in Belgium with the National Bank of Belgium and in France with the Autorité des Marchés Financiers (AMF, French financial market regulator). In Spain, these documents, together with half-yearly and quarterly financial data, are filed with the CNMV, the Spanish stock exchanges and the Spanish liaison entity. These documents can also be viewed on the www.arcelor.com website.

Financial year

The 12-month financial year begins on 1 January and ends on 31 December of the same year.

Information about Arcelor's share capital

Authorized capital

The authorized capital, including issued share capital, totals €5,000,000,000. The unsubscribed portion of the authorized capital may be issued through the exercise of conversion or subscription rights already granted by Arcelor.

Changes in the share capital

Arcelor was incorporated on 8 June 2001 with a share capital of €32,250.
On 15 February 2002, Arcelor issued 516,215,823 new shares in exchange for the Aceralia, Arbed and Usinor shares tendered during the initial Public Offers of Exchange for these companies and in consideration for the 1,561,668 Arbed shares tendered by Staal Vlaanderen N.V.
In accordance with applicable regulations, Arcelor subsequently reopened the offer for Arbed in Luxembourg and Belgium and the offer for Usinor in France, on the basis of unchanged terms.
On 18 March 2002, Arcelor issued 12,138,238 additional new shares in exchange for the Arbed and Usinor shares tendered following the reopening of the Public Offers of Exchange for Arbed and Usinor shares and in consideration for the 297,354 Aceralia shares tendered by Arbed España BV.
On 5 August 2002, Arcelor issued 3,351,776 new shares in exchange for the Usinor shares tendered during the Public Offer of Withdrawal by Exchange for all Usinor shares still in circulation. Usinor shareholders were then able to exercise their exchange options. In this respect, on 22 August 2002, Arcelor issued 414,939 new shares in consideration for 414,939 Usinor shares; on 6 November 2002, 239,183 new shares in exchange for 239,183 Usinor shares; on 9 January 2003, 104,183 new shares in exchange for 104,183 Usinor shares; on 9 April 2003, 258,985 new shares in exchange for 258,985 Usinor shares; on 9 July 2003, 102,685 new shares in exchange for 102,685 Usinor shares; on 9 October 2003, 208,534 new shares in exchange for 208,534 Usinor shares; and on 9 April 2004, 104,477 new shares in exchange for 104,477 Usinor shares.
On 27 July 2004, Arcelor issued 106,629,054 new shares subscribed further to the issue of 533,145,273 equity warrants.
At 31 December 2005, the subscribed share capital of Arcelor totalled €3,198,871,635, represented by 639,774,327 fully paid up shares, without designation of nominal value.

Date	Number of shares	Capital transaction
08/06/2001	25,800	Creation of Newco, subsequently renamed Arcelor
11/12/2001	6,450	Revision of accounting par value by the Extraordinary General Meeting of Shareholders
15/02/2002	499,434,342	Public Offer of Exchange for the shares of Aceralia, Arbed and Usinor
15/02/2002	516,222,273	Tender of Arbed shares held by Staal Vlaanderen N.V.
18/03/2002	528,360,511	Reopening of the Public Offer of Exchange for Arbed and tender of Aceralia shares by Arbed España BV
05/08/2002	531,712,287	Public Offer of Withdrawal by Exchange for Usinor shares
22/08/2002	532,127,226	Tender of Usinor shares
06/11/2002	532,366,409	Tender of Usinor shares
09/01/2003	532,470,592	Tender of Usinor shares
09/04/2003	532,729,577	Tender of Usinor shares
09/07/2003	532,832,262	Tender of Usinor shares
09/10/2003	533,040,796	Tender of Usinor shares
09/04/2004	533,145,273	Tender of Usinor shares
27/07/2004	639,774,327	Arcelor warrants

Securities providing access to capital

On 27 June 2002, Arcelor issued €749,999,981.50 of bonds with a coupon of 3% and a final maturity of 2017, with the option of conversion and/or exchange into new and/or existing Arcelor shares (OCEANE 2017). This issue consisted of 38,961,038 bonds with a nominal unit value of €19.25. Following the issue of warrants on 29 June 2004, the exchange ratio was adjusted from 1 for 1 to 1 for 1.027.

Litigation

Since 2002, Arcelor's Legal Affairs Department has prepared litigation reports at 30 June and 31 December of each year showing all existing litigation where the amounts at issue exceed €500,000. Arcelor is unaware of any significant litigation capable of altering its financial position.

Trade barriers

Trade liberalization has resulted in the creation of national trade protection mechanisms designed to control international trade. Adopted internationally under the GATT agreements, the most recent of which dates from 1994, the main trade protection mechanisms are anti-dumping and anti-subsidy (countervailing duty) legislation, safeguard clauses and voluntary export restriction agreements.
Recent years have seen the widespread deployment of trade protection measures, particularly anti-dumping and anti-subsidy legislation, which are being adopted by an increasing number of countries. This general trend has been highlighted by the enquiry launched into the safeguard clause introduced by the USA in June 2001.
Safeguard measures allow countries to protect particular domestic industries where the quantity of products imported causes or threatens to cause serious harm to those industries. Nevertheless, these measures are not intended to combat so-called unfair trading practices.
Anti-dumping duties are designed to eliminate the trading practice of selling a product in a foreign market at a lower price than that charged for the same product in its domestic market. The resulting duties are equivalent to the difference between the selling price in the domestic market and the selling price in the export market.
Anti-subsidy legislation is designed to cancel any advantage conferred by direct or indirect subsidy of imported products.

Anti-dumping and anti-subsidy measures

Defensive actions

USA

Flat Carbon Steels
Certain flat carbon steel products made by Arcelor are subject to anti-dumping and anti-subsidy duties in the United States. The products in question are as follows:

- **Cold-Rolled Flat-Rolled Carbon Steel**: In 2005, both the US Court of International Trade and the US Court of Appeals for the Federal Circuit affirmed the original determination by the US International Trade Commission that the US industry had not been injured by imports of cold-rolled steel in 2001. As a result, no anti-dumping order was entered against cold-rolled imports from France, Belgium, Spain, Brazil and 16 other countries. As a result, there are no further restrictions on US imports of this product.

- **Carbon Steel Plate**: In 2005, the anti-dumping duty order on US imports of this product from France, instituted in 2000, was revoked as a result of the sunset review process. Every five years the Department of Commerce and the US International Trade Commission must conduct a "sunset review" to determine whether revocation of the anti-dumping and/or countervailing duty orders would lead to the continuation or recurrence of injurious dumping or subsidization. In addition, the anti-subsidy duties, also instituted in 2000, were revoked in 2003 because they were found to be inconsistent with the WTO. Accordingly, there are no further restrictions on US imports of this product.

Since 1993, anti-dumping and anti-subsidy duties have also been applied to U.S. imports from Belgium and Spain. Cockerill Sambre is currently subject to anti-dumping duties of 6.75% and anti-subsidy duties of 23.15%. Imports of Aceralia's heavy plates are subject to anti-dumping duties of 105.51% and anti-subsidy duties of 36.86%. These margins may be adjusted annually through the administrative review process. The sunset review of these anti-dumping and countervailing duty orders is currently ongoing.

- **Corrosion-Resistant Carbon Steel Flat Products**: Since 1993, anti-dumping duties of 29.41% and anti-subsidy duties of 15.13% have been imposed on US imports of corrosion-resistant carbon steel flat products from France. There are similar orders covering US imports from Germany. These margins may be adjusted annually through the administrative review process. The sunset reviews of all of these orders are currently ongoing.

Long Carbon Steels

In 2005, all court appeals ended and the original determination by the US International Trade Commission that the US industry had not been injured by US imports of certain long carbon products long carbon products was upheld. As a result, there are no further restrictions on US imports of this product.

Stainless Steels

Certain stainless steel products made by Arcelor are subject to anti-dumping and anti-subsidy duties in the USA. The products affected are as follows:

- **Stainless Steel Sheet and Strip from France**: In 2005, the anti-dumping duty order on US imports of this product from France, instituted in 2000, was revoked as a result of the sunset review process. In addition, the anti-subsidy duties, also instituted in 2000, were revoked in 2003 because they were found to be inconsistent with the WTO. Accordingly, there are no further restrictions on US imports of this product.

- **Stainless Steel Wire Rod**: Imports of stainless steel wire rod to the United States from France have been assigned an anti-dumping duty margin of 7.19%. This margin may be adjusted annually through the administrative review process. The sunset review of this order is currently ongoing.

- **Stainless Steel Bars**: In 2001, the Department of Commerce and the ITC initiated an anti-dumping duty investigation into stainless steel bar imports from France and Italy. The Department of Commerce ultimately determined that imports of stainless steel bar from Bedini were not being sold at less-than-fair value. As a result, imports of stainless steel bar from Tréfilerie Bedini may enter the USA free of anti-dumping duties. Imports of stainless steel bar from Ugitech France, however, are subject to anti-dumping duties of 14.98%. Administrative reviews of the French order are currently ongoing.

- **Stainless Steel Plate in Coils**: Imports of stainless steel coils from Belgium are subject to anti-dumping duties of 2.96% and anti-subsidy duties of 0.97%. These margins may be adjusted annually through the administrative review process.

Canada
As a result of a decision by the Canadian authorities in 2001, anti-dumping duties remain in force on the imports of certain hot-rolled carbon flat products from Brazil (CST). In 2005, CST applied for and obtained specific normal values for its shipments of hot-rolled carbon products to Canada and is no longer subject to the anti-dumping duties of 77%. However, this anti-dumping finding is currently being reviewed by the Canadian authorities and a decision will be made in August 2006 to either terminate the duties or to continue the duties for a further five-year period.

Following a request for an interim review before the Canadian authorities, the anti-dumping duties applied to to the imports of certain stainless steel bars from France (Ugitech) were terminated in January 2005.

No other anti-dumping measures currently apply to Arcelor's shipments to Canada.

Trade retaliation: European Union

- Certain cold-rolled flat stainless steels from the USA.

In September 2003, the European Commission imposed provisional anti-dumping duties on imports of certain US cold-rolled flat stainless steels (20.6% on imports from AK Steel Corporation and 25% on imports from other companies). The European Commission cancelled this anti-dumping retaliation in March 2004, following a petition from Eurofer.

- Certain hot-rolled flat stainless steels from India, Taiwan, Serbia, Montenegro, Bulgaria and South Africa.

In September 2004, at the suggestion of the European Commission, the European Council abolished its anti-dumping measures against imports of certain hot-rolled flat stainless steels from India (0% - 18.1%), Taiwan (2.1% - 24.9%), Serbia and Montenegro (15.4%), Bulgaria (7.5%) and South Africa (5.2% - 37.8%).

- Certain quarto steel sheets from India, China and Romania.

In August 2000, at the suggestion of the European Commission, the European Council imposed definitive anti-dumping duties on certain quarto steel sheets from India (22.3%), China (8.1%) and Romania (5.7% - 11.5%).

Safeguard clause

USA: wire rod
Imports of most types of wire rod from all steel producing countries (except Canada and Mexico) are subject to a maximum quota. In 2001, the quota for EU member states was set at 419,948 tonnes.

USA: certain types of steel
On 4 December 2003, the US President lifted the duties he had imposed in March 2002 on certain types of flat products, especially plate, heavy plate, concrete reinforcing bar, hot-rolled products, cold-rolled products, coated products, tin-plated steel, hot-rolled bar, cold-rolled bar, certain tubes, certain accessories made from carbon and alloy steels, stainless steel bar, stainless steel wire rod and alloy tool steels. These duties were initially set at 30% for flat carbon products, 15% for tubes, concrete reinforcing bar and stainless steel bar, and 8% for wire rod. In March 2003, these duties were reduced to 24%, 12%, 10% and 7% respectively. Imports of plate were subject to a quota of 4.9 million tonnes for the first year, and 5.35 million tonnes for the second.

The safeguard measures also provide for the option of negotiating individual product-by-product exclusions. Arcelor and its subsidiaries manufacture many products that the US steel industry does not.

For this reason, in 2002 and 2003, Arcelor was successful in securing more than 75 exclusions for the company's products through negotiations with the US government.

Europe

In December 2003, the European Commission abolished its tariff quotas on certain steel products (hot-rolled coil, hot-rolled sheet, hot-rolled strip, hot-rolled flat products, cold-rolled sheet, pipe fittings and flanges). This decision was taken following the US administration's move to remove its own safeguard measures against imports of certain steel products into the USA.

Canada: carbon steel and alloy flat products and certain long and steel alloy products

In October 2003, the Canadian government decided against imposing safeguard measures on imports of foreign steel products.

Poland

In March 2003, the Polish government imposed safeguard measures on eight products for a period of two years (from March 2003 to March 2005). The products affected by these quotas are: non-alloy cold-rolled, hot-rolled and galvanized flat products, non-alloy organic-coated flat products, electric steel alloy flat products, non-alloy hot-rolled bar, welded tubes and weldless tubes.

Hungary

In April 2003, the Hungarian government imposed safeguard measures on seven products. These measures are effective for a period of two years commencing April 2003. The products affected by these quotas are: non-alloy cold-rolled and hot-rolled flat products, and certain long products and tubes.

OECD (Organization for Economic Cooperation and Development)

Between February 2002 and June 2004, the world's steel producing countries were engaged in talks at the OECD over the International Subsidies agreement, which was intended to eliminate all subsidies responsible for distorting international competition in the steel industry.

The failure of participants to overcome their principal disagreements resulted in the High Level Group of 37 countries and EU representatives (which together account for some 90% of world steel production) suspending negotiations over this agreement on 29 June 2004. However, the participating countries later reaffirmed their determination to reach an agreement. The High Level Group then took the view that the persisting differences would be better addressed by informal exploratory discussions between countries, in order to reduce the differences between their relative positions and therefore advance the negotiations.

WTO (World Trade Organization)

At the request of the European Union, the WTO set up a second special group in September 2004 to examine and rule on the legality of the new US privatization methodology applied to evaluate the applicability of anti-subsidy duties in the context of anti-subsidy procedures related directly to steel industry privatization in France, the UK, Germany and Spain.

At the request of the European Union, the WTO set up a special "Zeroing" group in July 2004 to examine the compatibility of the US method of "zeroing" when calculating dumping margins. "Zeroing" ignores non-dumped transactions when calculating the aggregate dumping margins of exporters, and more especially European steel exporters.

In August 2004, the WTO granted permission to the European Union and seven countries (Brazil, Canada, Chile, India, Japan, South Korea and Mexico) to apply additional duties on imports of US products in response to the "Byrd" amendment, which is a piece of US anti-dumping legislation ruled illegal by the WTO in September 2002. This amendment, which the WTO had demanded be revoked before 27 December 2003, allows the US government to distribute the proceeds of anti-dumping duties directly to companies harmed by dumping. This authorization limited the amount of sanctions to 72% of the sums charged under the amendment, which, for the European Union, means a total of some $10m in duties on imports of US products.

In February 2004, the WTO gave the European Union permission to take retaliatory measures against the USA, following the latter's failure to comply with the WTO's 2000 ruling against the US 1916 Anti-Dumping Act. Under this law, it is possible for the plaintiff to be granted damages equivalent to three times the actual harm suffered as a result of dumping practices. The upper limit is set at $5bn with the further possibility of a one-year prison sentence. This retaliation should take the form of specific legislation applicable to US dumping imports, in effect mirroring US legislation.

Import quotas

Under the Partnership and Co-operation Agreements between the European Union and Russia, Ukraine and Kazakhstan, imports of steel products from these three countries are subject to quotas (bilateral quotas on steel imports from Russia and Kazakhstan, and unilateral quotas on Ukrainian steel imports).

In 2004, the European Commission reached an agreement with Russia over a new bilateral agreement imposing import quotas of 2,217,286 tonnes in 2005 and 2,272,719 tonnes in 2006. While awaiting the signature and implementation of this agreement, the European Council resolved in December 2004 to implement quantitative contingents on Russian steel imports. Implemented on 1 January 2005, they totalled 2,041,210 tonnes for 2005.

While awaiting the outcome of negotiations over a new bilateral agreement with Ukraine for 2005 and 2006, the European Council resolved in December 2004 to implement quantitative contingents. Applied to Ukrainian steel imports from 1 January 2005, they totalled 703,070 tonnes for 2005.

In 2004, the European Commission reached an agreement with Kazakhstan over a new bilateral agreement imposing import quotas of 200,000 tonnes in 2005 and 205,000 in 2006. While awaiting the signature and implementation of this agreement, the European Council resolved in December 2004 to implement quantitative contingents. Applied to steel imports from Kazakhstan from 1 January 2005, they totalled 155,743 tonnes for 2005.

Glossary

Annealing:
The heat treatment process by which steel products are reheated to a suitable temperature in order to remove stresses resulting from in previous processing and to soften them and/or improve their machinability and cold forming properties.

Apparent consumption:
The sum of net industry shipments within a given country or region, plus the imports and minus the exports of this country or region.

Billet:
A semi-finished steel product with a square cross section that is up to 155 x 155 mm. This product is either rolled or continuously cast, and is then transformed by rolling to obtain finished products like wire rod, merchant bars and other sections. The range of semi-finished products above 155 x 155 mm are called blooms.

Blank:
Steel sheet of high dimensional precision, in simple or complex form, sometimes multi-thickness, mainly used for making automobile body parts.

Blast furnace:
A furnace used in integrated steelmaking in which coke and iron ore react together under a hot air flow to form liquid hot metal, also called pig iron.

Bloom:
See Billet.

Carbon steel:
A type of steel generally having only a slight quantity of elements other than carbon, silicon, manganese, sulfur and phosphorus, so it has no significant quantity of any alloying element.

Coated steels:
Steel is coated by a heat process or through electrolysis with a layer that protects the metal base against corrosion. The most commonly used coating material is zinc which can be applied either using the heat process (hot-dip galvanizing) or by electrolysis (electro-galvanizing). An organic coating (paint, plastic) can also be deposited on the zinc layer.

Electric arc furnace:
A furnace for scrap-based steelmaking. Once the furnace is charged and covered, graphite electrodes are lowered through holes in the roof. The electric arc traveling between the electrodes and the metallic charge creates intense heat which melts the scrap. Alloying elements can be added during the process.

Hot and cold rolling mill:
Hot rolling mill: equipment on which solidified steel preheated to a high temperature is continuously rolled between two rotating cylinders.

Cold rolling mill: equipment that reduces the thickness of flat steel products by rolling the metal between two cylinders at room temperature.

Lost-time accident (LTA) frequency:
Number of LTAs per million hours worked.

Real consumption:
For any country or region, the apparent consumption for this country or region, adjusted for the inventory changes of stockists and end users.

Refining stand:
A stage in the process of making crude steel, during which the crude steel is further refined (i.e. most residual impurities are removed) and additions of other metals may be made before it is casts.

Semi-finished products:
Steel products such as billet, blooms and slabs. These products can be made by direct continuous casting of hot steel or by pouring the liquid into ingots which are then rolled into semi-finished products.

Sinter plant:
A plant in which iron ore is crushed, homogenized and mixed with limestone and coke breeze and then cooked ("sintered") to form sinter, which is the main ferrous component of blast furnace burden.

Slab:
Semi-finished steel product obtained by rolling ingots on a rolling mill or processed through a continuous caster and cut into various lengths. The slab has a rectangular cross section and is used as a starting material in the production process of flat products, i.e. hot rolled coils or plates.

Slag:
A by-product, containing inert materials of the burden, produced during the melting process of blast furnace and steelmaking operations.

Stainless steels:
Stainless steels are distinguished from carbon steel by their content in chromium (ferritic steel) and, in certain cases, in nickel (austenitic steel). Adding chromium to steel makes it more resistant to rust and when nickel is added to chromium stainless steel it enhances its mechanical properties.

Strip:
Flat steel coil products with widths of less than 600 mm for hot rolled products and less than 500 mm for cold rolled products. The wider flat products are called wide strips.

Thin strip continuous casting:
Casting technology that takes liquid steel and casts it into solid strip in one step, thereby eliminating the need for a continuous slab caster and hot trip mill.

Workplace accident severity rate:
Number of workdays lost through accidents per million hours worked.